Exhibit 2.1

Execution Copy

BUSINESS COMBINATION AGREEMENT

by and among

SABAN CAPITAL ACQUISITION CORP.,

PANAVISION ACQUISITION SUB, INC.,

SIM ACQUISITION SUB, INC.,

PANAVISION INC.,

SIM VIDEO INTERNATIONAL INC.,

THE SHAREHOLDERS OF SIM VIDEO INTERNATIONAL INC. PARTY HERETO,

solely in its capacity as the initial

Panavision Holder Representative hereunder,

CERBERUS PV REPRESENTATIVE, LLC,

and

in its capacity as the initial

SIM Holder Representative hereunder and a SIM Seller,

GRANITE FILM AND TELEVISION EQUIPMENT RENTALS INC.

dated as of September 13, 2018

v

Schedules

Schedule I	SIM Sellers
Schedule II	Directors and Officers of the Surviving Corporation
Schedule III	Directors and Officers of SIM
Schedule IV	Officers of Acquiror
Schedule V	Class F Holders
Schedule VI	Panavision Catch-up Plan Participants
Schedule VII	Acquiror Transaction Expenses
Schedule VIII	Key Personnel

Exhibits

Exhibit A	Form of Joinder Agreement
Exhibit B	Form of Registration Rights Agreement
Exhibit C	Form of Lock-Up Agreement
Exhibit D-1	Director Composition and Standstill Agreement
Exhibit D-2	Form of Contribution Agreement
Exhibit E-1	Panavision NWC Methodology
Exhibit E-2	SIM NWC Methodology
Exhibit F	Form of Principal Holder Release
Exhibit G	Form of D&O Indemnification Agreement
Exhibit H-1	Form of Certificate of Incorporation of Acquiror
Exhibit H-2	Form of Bylaws of Acquiror
Exhibit H-3	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit H-4	Form of Bylaws of the Surviving Corporation
Exhibit I	Form of Letter of Transmittal
Exhibit J-1	R&W Policy (Panavision)
Exhibit J-2	R&W Policy (SIM)
Exhibit K	FIRPTA Certificate

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT, dated as of September 13, 2018 (this “Agreement”), is made and entered into by and among SABAN CAPITAL ACQUISITION CORP., a Cayman Islands exempted company limited by shares (which shall domesticate as a Delaware corporation prior to the Closing (as defined below)) (“Acquiror”), PANAVISION ACQUISITION SUB, INC., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Panavision Acquisition Sub”), SIM ACQUISITION SUB, INC., an Ontario corporation and a direct wholly owned subsidiary of Acquiror (“SIM Acquisition Sub”), PANAVISION INC., a Delaware corporation (“Panavision”), SIM VIDEO INTERNATIONAL INC., an Ontario corporation (“SIM” and, together with Panavision, the “Companies”), each of the shareholders of SIM set forth in Schedule I (collectively, the “Dragging SIM Holders”), solely in its capacity as the initial Panavision Holder Representative (as defined below), CERBERUS PV REPRESENTATIVE, LLC, a Delaware limited liability company, and, in its capacity as the initial SIM Holder Representative (as defined below) and a SIM Seller, GRANITE FILM AND TELEVISION EQUIPMENT RENTALS INC., an Ontario corporation.

RECITALS

WHEREAS, Acquiror is a blank check company incorporated as a Cayman Islands exempted company on March 15, 2016 and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, prior to the Closing (as defined below) and subject to the conditions set forth in this Agreement, Acquiror shall domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and the Cayman Islands Companies Law (2018 Revision) (the “Domestication”);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Section 251 of the DGCL, at the Closing, Panavision Acquisition Sub will merge with and into Panavision, the separate corporate existence of Panavision Acquisition Sub will cease and Panavision will be the surviving corporation and a wholly owned subsidiary of Acquiror (the “Merger”), and, upon the Effective Time (as defined below), all shares of Panavision Common Stock (as defined below) will be converted into (i) the right to receive a portion of the Merger Consideration (as defined below) as set forth in this Agreement and (ii) the right to receive a portion of the Panavision Contingent Shares (as defined below) as set forth in this Agreement;

WHEREAS, the Dragging SIM Holders, together with the other SIM Sellers, collectively own 100% of the issued and outstanding shares of capital stock of SIM (the “SIM Shares”) on a fully diluted basis;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the SIM Sellers desire that all but not less than all of the SIM Shares be sold to SIM Acquisition Sub, and SIM Acquisition Sub desires to purchase from the SIM Sellers all but not less than all of the SIM Shares (the “Purchase” and, together with the Merger and the other transactions contemplated by this Agreement, the “Transactions”);

WHEREAS, the Board of Directors of Panavision has (i) approved and declared advisable this Agreement and the Transactions and (ii) resolved to recommend approval of this Agreement by the stockholders of Panavision;

WHEREAS, the Board of Directors of SIM has approved this Agreement and the Transactions;

WHEREAS, the Board of Directors of each of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub has (i) approved and declared advisable this Agreement and the Transactions and (ii) resolved to recommend approval of this Agreement by the shareholders of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub, as applicable;

WHEREAS, Acquiror, as the sole stockholder of each of Panavision Acquisition Sub and SIM Acquisition Sub, has approved and declared advisable this Agreement and the Transactions;

WHEREAS, following the execution of this Agreement, Panavision shall use its reasonable best efforts to deliver a consent (the “Panavision Stockholder Consent”), pursuant to which Panavision Holders (as defined below) that collectively own more than the Relevant Percentage (as defined below) of the Panavision Common Stock shall have, upon the terms and subject to the conditions set forth herein, approved and consented to this Agreement and the Transactions pursuant to Sections 228(a) and 251(c) of the DGCL and Article II, Section 8 of the Amended and Restated By-Laws of Panavision;

WHEREAS, in connection with Acquiror and SIM Acquisition Sub’s entry into this Agreement, the Dragging SIM Holders shall (i) promptly following the execution of this Agreement, take all actions necessary to deliver to the other SIM Sellers (other than such other SIM Sellers that deliver a Joinder Agreement effective as of the date hereof) (the “Dragged SIM Holders”), and then deliver to Acquiror (together with evidence of delivery to the Dragged SIM Holders) promptly thereafter, the SIM Compulsory Sale Notice (as defined below) requiring each of the Dragged SIM Holders to execute and deliver to Acquiror as promptly as practicable (but in no event later than ten (10) days prior to the Closing) a joinder to this Agreement substantially in the form attached hereto as Exhibit A (each, a “Joinder Agreement”), and (ii) failing the execution and delivery of a Joinder Agreement by a Dragged SIM Holder by such date, cause a director or officer of SIM to execute a Joinder Agreement for and in the name of such Dragged SIM Holder pursuant to Section 2.4 of the SIM Shareholders’ Agreement (each, a “Power of Attorney”), in each case, pursuant to which each Dragged SIM Holder will become a party to this Agreement and agree to comply with and be bound by this Agreement in all respects as a “SIM Seller” hereunder;

WHEREAS, in furtherance of the Transactions and in accordance with the terms of this Agreement, Acquiror shall provide an opportunity to its shareholders to have their issued and outstanding Acquiror Common Shares (as defined below) redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s amended and restated memorandum and articles of association (as the same may be amended from time to time as permitted hereby, the “Acquiror Governing Documents”) in connection with obtaining the Acquiror Shareholder Approval (as defined below);

WHEREAS, in furtherance of the Transactions and in accordance with the terms of this Agreement, Acquiror has entered into subscription agreements, each dated as of the date hereof (together with all exhibits, schedules, annexes and other attachments thereto, collectively, the “PIPE Documents”), with certain third-party investors and Sponsor (as defined below) (together, the “PIPE Investors”), copies of which have previously been provided to the Holder Representatives (as defined below), pursuant to which (i) the PIPE Investors have collectively committed to make a private investment in public equity in the form of Acquiror Common Shares in an aggregate amount equal to $55,000,000 (the “PIPE Investment”) and (ii) Saban Sponsor II LLC, a Delaware limited liability company and an Affiliate of Sponsor (“Sponsor II”), has committed to make $30,000,000 of the PIPE Investment, in each case, to be consummated substantially concurrently with the Closing;

WHEREAS, the Merger shall occur substantially concurrently with the Purchase and each of the Merger and the Purchase shall occur conditionally upon the occurrence of each other;

WHEREAS, for certain limited purposes, and subject to the terms set forth herein, (i) the Panavision Holder Representative shall serve as a representative of the Panavision Holders and (ii) the SIM Holder Representative shall serve as a representative of the SIM Sellers;

WHEREAS, at the Closing, Acquiror, Sponsor and the Principal Panavision Holders intend to enter into a registration rights agreement substantially in the form attached hereto as Exhibit B (the “Registration Rights Agreement”);

WHEREAS, at the Closing, each of Sponsor, the Principal Panavision Holders and the Principal SIM Holders intends to execute and deliver to Acquiror a letter agreement substantially in the form attached hereto as Exhibit C (each, a “Lock-Up Agreement”), pursuant to which, among other things, Sponsor, the Principal Panavision Holders and the Principal SIM Holders will agree to certain restrictions regarding the transfer of the Acquiror Common Shares held or to be received by them;

WHEREAS, concurrently with the execution of this Agreement, Acquiror, Sponsor, Sponsor II, the Principal Panavision Holders and the Panavision Holder Representative are entering into a Director Composition and Standstill Agreement in the form attached hereto as Exhibit D-1 (the “Director Composition and Standstill Agreement”), pursuant to which, among other things, (i) the Principal Panavision Holders and Sponsor will each have certain rights to designate directors to the Acquiror Board (as defined below), (ii) the Principal Panavision Holders will agree not to take certain actions in respect of the Sponsor-Designated Directors (as defined below), (iii) Sponsor will agree not to take certain actions in respect of the Panavision-Designated Directors (as defined below) and (iv) each of Sponsor and Acquiror will agree to take certain actions in connection with, or to facilitate, the Transactions;

WHEREAS, at the Closing, Acquiror, Sponsor and the Class F Holders intend to enter into a contribution and forfeiture agreement substantially in the form attached hereto as Exhibit D-2 (the “Contribution Agreement”), pursuant to which, among other things, (i) the Class F Holders will contribute an aggregate of 2,000,000 Converted Founder Shares (as defined below) to Acquiror in the pro rata percentages set forth opposite the Class F Holders’ names in Schedule V, which Converted Founder Shares will be cancelled for no consideration, (ii) 3,250,000 Converted Founder Shares will become subject to vesting and the restrictions set forth in Section 3.16 and be deemed Founder Contingent Shares pursuant to Section 3.16, in each case, in the pro rata percentages set forth opposite the Class F Holders’ names in Schedule V, and (iii) Sponsor and its Affiliates will contribute all of the Acquiror Warrants held by Sponsor or any of its Affiliates to Acquiror, which Acquiror Warrants will be cancelled for no consideration, and will forfeit for no consideration any other rights to obtain Acquiror Warrants (including in respect of the Sponsor Convertible Note), in each case, on the terms and subject to the conditions set forth in the Contribution Agreement; and

WHEREAS, in furtherance of the Transactions and in accordance with the terms of this Agreement, Acquiror, Panavision Acquisition Sub, SIM Acquisition Sub or a member of the applicable Company Group has entered into an employment agreement, dated as of the date of this Agreement, with each of the Key Personnel (collectively, the “Employment Agreements”), that will become effective as of, and subject to, the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms shall have the following meanings:

“ABL Commitment Letter” has the meaning specified in Section 7.8.

“Acquiror” has the meaning specified in the Preamble.

“Acquiror Board” means the board of directors of Acquiror.

“Acquiror Cash Amount” has the meaning specified in Section 3.4(c).

“Acquiror Common Share” means a Class A ordinary share, par value $0.0001 per share, of Acquiror. Upon the effectiveness of the Domestication, “Acquiror Common Share” shall mean a share of common stock, par value $0.0001 per share, of Acquiror.

“Acquiror Common Share Price” means, on any date after the Closing, the closing sale price per Acquiror Common Share on Nasdaq reported as of close of business New York, New York time on such date as reported by Bloomberg or, if not available on Bloomberg, as reported by Morningstar.

“Acquiror Cure Period” has the meaning specified in Section 12.1(f).

“Acquiror Disclosure Letter” has the meaning specified in Article VII.

“Acquiror Extension Approval” means the approval of the shareholders of Acquiror at an extraordinary general meeting of a proposal to, among other things, amend the Acquiror Governing Documents to extend the date by which Acquiror has to consummate a Business Combination (the “Acquiror SPAC End Date”) from September 21, 2018 to the date set forth in the Acquiror Extension Proxy Statement (or another date mutually agreed to by Acquiror, the Companies and the Holder Representatives).

“Acquiror Extension Proxy Materials” has the meaning specified in Section 10.1(a)(i).

“Acquiror Extension Proxy Statement” means the definitive proxy statement in connection with the Acquiror Extension Approval as filed by Acquiror with the SEC on August 30, 2018, as may be amended or supplemented in accordance with this Agreement.

“Acquiror Extension Shareholders’ Meeting” has the meaning specified in Section 10.1(c).

“Acquiror Financial Statements” means all of the financial statements of Acquiror included in the Acquiror SEC Reports.

“Acquiror Fundamental Representations” has the meaning specified in Section 11.3(a).

“Acquiror Governing Documents” has the meaning specified in the Recitals.

“Acquiror Material Adverse Effect” means any event, state of facts, development, change, circumstance, occurrence or effect that, individually or in the aggregate, has prevented or materially impaired or delayed, or would reasonably be expected to prevent or materially impair or delay, the ability of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub to perform its obligations under this Agreement or any Ancillary Agreements to which it is a party or to consummate the Transactions in accordance with and when required pursuant to this Agreement or such Ancillary Agreement.

“Acquiror Preferred Shares” has the meaning specified in Section 7.14(a).

“Acquiror Private Placement Warrant” means an Acquiror Warrant issued pursuant to the Sponsor Warrants Purchase Agreement, dated as of September 15, 2016, by and between Acquiror and Sponsor.

“Acquiror Related Group” has the meaning specified in Section 7.27(a).

“Acquiror Related Party Contract” has the meaning specified in Section 7.23.

“Acquiror Released Claims” has the meaning specified in Section 10.8(b).

“Acquiror Released Parties” has the meaning specified in Section 10.8(b).

“Acquiror SEC Reports” has the meaning specified in Section 7.5.

“Acquiror Securities” means the Acquiror Shares and the Acquiror Warrants.

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with the Acquiror Governing Documents) Pre-Closing Acquiror Holder to redeem all or a portion of the Acquiror Common Shares held by such Pre-Closing Acquiror Holder at a per share price, payable in cash, equal to such Pre-Closing Acquiror Holder’s pro rata share of the Trust Account (as determined in accordance with the Acquiror Governing Documents).

“Acquiror Shareholder Approval” means the approval of the Transaction Proposals (with the exception of the Domestication), in each case, by the affirmative vote of the holders of at least a majority of the issued and outstanding Acquiror Common Shares that are voted at the Acquiror Shareholders’ Meeting and, in respect of the Domestication, by a special resolution that requires the affirmative vote of the holders of at least two-thirds of the issued and outstanding Acquiror Common Shares that are voted at the Acquiror Shareholders’ Meeting.

“Acquiror Shareholders’ Meeting” has the meaning specified in Section 10.1(b).

“Acquiror Shares” has the meaning specified in Section 7.14(a).

“Acquiror SPAC End Date” has the meaning specified in the definition of “Acquiror Extension Approval.”

“Acquiror Transaction Expenses” means, without duplication, (a) except as otherwise expressly contemplated by this definition, any fees and expenses incurred by or on behalf of, and payable by, Acquiror as a result of or in connection with the Transactions (including, for the avoidance of doubt, the Debt Financing and the PIPE Investment and the preparation of the Proxy Statements and the Registration Statement), including in respect of legal counsel, financial advisors and accountants (including audit-related services with respect to Acquiror only) and deferred underwriting commissions, (b) the applicable portion of the premiums and related costs of the R&W Policies to be borne by Acquiror pursuant to Section 10.5, (c) 50% of any filing (or similar) fees payable to the Antitrust Authorities in connection with the Transactions or payable in connection with the Investment Canada Act, (d) 50% of the costs of the D&O Tail Policies to be obtained by the Companies pursuant to Section 8.12, (e) any reasonable, documented and out-of-pocket fees and expenses incurred by Panavision on behalf of Acquiror and with the prior written approval of Adam Chesnoff (including in connection with any due diligence of SIM or obtaining the Acquiror Shareholder Approval), (f) any reasonable, documented and out-of-pocket costs of the first two phases of U.S. GAAP work required to be performed by SIM for purposes of the Transactions (in the aggregate amount of up to $100,000 which has been paid by Acquiror prior to the date hereof), (g) any fees and expenses of KPMG LLP’s transaction services group in connection with the preparation of (i) customary pro forma financial statements pursuant to Section 8.7(b) or (ii) management’s discussion and analysis and financial statements in respect of each of the Company Groups to be included in the Shareholder Meeting Proxy Statement or the Registration Statement, (h) the fees and expenses of the Exchange Agent and (i) any other fees and expenses required to be paid by Acquiror on behalf of the Panavision Group or the SIM Group pursuant to the penultimate sentence of Section 14.6. For the avoidance of doubt, “Acquiror Transaction Expenses” shall include any fees and expenses payable by Acquiror to Deutsche Bank Securities Inc., Goldman, Sachs & Co. LLC, Houlihan Lokey Capital, Inc. (in its capacity as placement agent to Acquiror or in any other capacity in connection with the Debt Financing), Skadden, Arps, Slate, Meagher & Flom LLP and Dentons Canada LLP in connection with the Transactions.

“Acquiror Units” means units consisting of one (1) Acquiror Common Share and one-half (1/2) of one (1) Acquiror Warrant sold in the IPO pursuant to the Acquiror Governing Documents.

“Acquiror Warrant” means a warrant to purchase one (1) Acquiror Common Share at an exercise price of $11.50 per share, subject to certain adjustments, as described in the Acquiror SEC Reports.

“Acquisition Proposal” means (a) in the case of the Companies, the SIM Sellers and the Principal Panavision Holders, any proposal or offer from any Person relating to any acquisition, directly or indirectly, in one transaction or a series of transactions, of all or a material portion of the business, properties, assets, shares or share equivalents of any member of the applicable Company Group, whether by merger, purchase of shares, purchase of assets or otherwise, except in all cases for the Transactions, and (b) in the case of Acquiror, any proposal or offer by or on behalf of Acquiror or Sponsor relating to any acquisition by Acquiror, directly or indirectly, in one transaction or a series of transactions, of all or a material portion of the business, properties, assets, shares or share equivalents of any Person or any of its Subsidiaries, whether by merger, purchase of shares, purchase of assets or otherwise, except in all cases for the Transactions. For the avoidance of doubt, in the case of Acquiror, a Business Combination Proposal shall constitute an Acquisition Proposal.

“Action” means any claim, action, suit, complaint, audit, litigation, arbitration, mediation or inquiry, or any proceeding or investigation, whether civil or criminal, at Law or in equity, by or before any Governmental Authority.

“Actual Fraud” means, with respect to a party to this Agreement or any Ancillary Agreement, a knowing and intentional misrepresentation of a material fact with respect to any representation or warranty made by such party in Article IV, V, VI or VII of this Agreement or in any such Ancillary Agreement with the intent to induce another party to execute this Agreement or such Ancillary Agreement, as applicable, and consummate the transactions contemplated by this Agreement and the Ancillary Agreements and upon which such party reasonably relied and as a result of which suffered losses.

“Additional Acquiror SEC Reports” has the meaning specified in Section 7.5.

“Additional Stock Consideration” has the meaning specified in Section 3.4(b).

“Adjusted Panavision Adjustment Escrow Amount” means the Panavision Adjustment Escrow Amount, less the portion of the Panavision Adjustment Escrow Amount that is allocated to the Panavision Catch-up Plan Participants pursuant to Section 3.17.

“Adjusted Panavision Adjustment Escrow Funds” means, as of any determination time, an amount equal to (i) the Panavision Adjustment Escrow Funds, multiplied by (ii) a fraction, (A) the numerator of which is the Adjusted Panavision Adjustment Escrow Amount, and (B) the denominator of which is the Panavision Adjustment Escrow Amount.

“Adjusted Panavision Holder Representative Expense Amount” means the Panavision Holder Representative Expense Amount, less the portion of the Panavision Holder Representative Expense Amount that is allocated to the Panavision Catch-up Plan Participants pursuant to Section 3.17.

“Adjustment Escrow Funds” means, as applicable, the Panavision Adjustment Escrow Funds or the SIM Adjustment Escrow Funds.

“Adjustment Time” means the open of business on the Closing Date.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise.

“Aggregate Fully Diluted Shares of Panavision Common Stock” means the sum, without duplication, of the aggregate number of shares of Panavision Common Stock (including any Dissenting Shares, but excluding any Excluded Shares pursuant to clause (i) of the definition thereof) that are (a) issued and outstanding immediately prior to the Effective Time or (b) issuable upon the exercise of In the Money Panavision Options that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) and prior to their conversion pursuant to the terms of Section 3.5.

“Aggregate Fully Diluted Shares of SIM Capital Stock” means the sum, without duplication, of the aggregate number of shares of SIM Capital Stock that are (a) issued and outstanding immediately prior to the Effective Time or (b) issued upon the exercise of any SIM In The Money Options in accordance with Section 3.2(c) and Section 3.5(a). The proposed warrants to be issued by SIM following the date hereof but prior to the Closing on the terms and subject to the conditions herein will have an exercise price equal to the Purchase Price Per Fully Diluted SIM Share and shall be excluded from, and not taken into account for purposes of, the foregoing amounts and calculation.

“Aggregate Panavision Cash Consideration” has the meaning specified in Section 3.1(c).

“Aggregate Panavision Option Exercise Price” has the meaning specified in Section 3.1.

“Aggregate Panavision Stock Consideration” has the meaning specified in Section 3.1(c).

“Aggregate SIM Cash Consideration” has the meaning specified in Section 3.2(a).

“Aggregate SIM Stock Consideration” has the meaning specified in Section 3.2(a).

“Agreement” has the meaning specified in the Preamble.

“Alternative Financing” has the meaning specified in Section 9.4(c).

“Ancillary Agreements” means the Registration Rights Agreement, the Lock-Up Agreements, the Director Composition and Standstill Agreement, the Contribution Agreement, the Employment Agreements, the Escrow Agreements, the PIPE Documents, the Debt Commitment Letters and all other agreements, certificates and instruments executed and delivered in connection with the Transactions, including the Letters of Transmittal.

“Anti-Bribery Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Officials Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Canada) and the U.K. Bribery Act 2010.

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law Governmental Authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the Transactions or by any third party challenging the Transactions, including any so-called “second request” for additional information or documentary material, civil investigative demand, subpoena, interrogatory or deposition made or issued by any Antitrust Authority.

“Auditor” has the meaning specified in Section 3.10(b).

“Available Acquiror Cash” means an amount equal to the cash remaining in the Trust Account after satisfying (a) Acquiror Share Redemptions and (b) all obligations of Acquiror in respect of deferred underwriting commissions in an amount not to exceed $8,750,000.

“Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any employment, individual consulting, bonus, commission or other incentive, stock option, restricted stock or other equity or equity-based compensation, pension, profit sharing, retirement, deferred compensation, severance, termination, retention, change in control, medical (including retiree medical), disability, life insurance or other welfare, vacation, paid time off, fringe benefit, or other compensation or benefit plan, policy, program, arrangement or agreement, in each case, whether or not subject to ERISA and whether or not in writing.

“Books and Records” means books, records, documents, instruments, accounts and evidences of title (including any of the foregoing to the extent that they are electronic files).

“Business Combination” has the meaning specified in Article 1.1 of the Acquiror Governing Documents.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the Transactions), in each case, relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Toronto, Ontario, or Governmental Authorities in the Cayman Islands (for so long as Acquiror remains incorporated in Cayman Islands) or the State of Delaware, are authorized or required by Law to close or are closed.

“Canadian Competition Act” means the Competition Act (Canada), as amended, and the rules and regulations promulgated thereunder.

“Capex Shortfall” means, as applicable, the Panavision Capex Shortfall or the SIM Capex Shortfall.

“Cash and Cash Equivalents” means, with respect to Acquiror or any Company Group as of any date, the cash and cash equivalents (including marketable securities, bank deposits and short term investments) of Acquiror or such Company Group, as applicable, in each case, calculated in accordance with GAAP (in the case of Acquiror or the Panavision Group) or IFRS (in the case of the SIM Group). Notwithstanding anything to the contrary contained herein, “Cash and Cash Equivalents” shall (i) in the case of any Company Group, (a) exclude any amounts included in the calculation of Net Working Capital, (b) exclude Restricted Cash, (c) include any amounts reimbursed by Acquiror to such Company Group in accordance with the penultimate sentence of Section 14.6 and (d) exclude any cash referred to in clause (a)(iii) in the definition of “Indebtedness” and (ii) in the case of the Panavision Group, include, to the extent not received by the Panavision Group as of the Adjustment Time and not taken into account as an asset in the calculation of Net Accrued Income Taxes, the amount of all claims for refund in respect of alternative minimum Tax credit carryforwards reflected on the U.S. federal income Tax Return of the Panavision Group for the taxable year ended December 31, 2017; provided, that such refund has been actually received by the Panavision Group not later than the Determination Date.

“CEO Director” has the meaning specified in Section 9.7(c).

“Certificate of Merger” has the meaning specified in Section 2.1(a).

“Change in Control” means a transaction with a Person or group of Persons acting in concert, pursuant to which such Person or Persons acquire, directly or indirectly, in any single transaction or series of related transactions, more than fifty percent (50%) of the total voting power or economic rights of the equity securities of Acquiror (excluding, for the avoidance of doubt, any Contingent Shares to be issued or to become vested in connection with such transaction(s) pursuant to Section 3.16(d), as applicable) (whether by merger, consolidation, sale, exchange, issuance, transfer or redemption of equity securities or otherwise). For purposes of a “Change in Control” the “price per share” of Acquiror Common Shares means (a) the amount of cash proceeds and (b) the value of any non-cash consideration that a holder of one Acquiror Common Share would be entitled to receive or receives, directly or indirectly, in such transaction

((x) assuming that any earn-out or similar payments, escrows, holdbacks and similar items are included as part of the consideration received as of the closing of such transaction and (y) calculated as if the equity securities, directly or indirectly, acquired in such transaction are all of the equity securities then outstanding). For purposes of clause (b) of the immediately preceding sentence, the value of any non-cash consideration shall be (i) if the underlying transaction agreement sets forth a value thereof as agreed between the parties thereto, such value set forth in such transaction agreement, (ii) if any such non-cash consideration is an equity security for which a public market exists, the weighted average of the prices of such equity security quoted on the primary securities exchange on which such equity security is listed for the ten (10) trading day period ending immediately prior to the date of the determination of value or (iii) in any other case, the value reasonably determined in good faith by the Acquiror Board.

“Claim” has the meaning specified in Section 10.7.

“Class F Holders” means the holders of Founder Shares prior to the Effective Time.

“Closing” has the meaning specified in Section 2.4(a).

“Closing Date” has the meaning specified in Section 2.4(a).

“Closing Date Cash” means, as applicable, the Panavision Closing Date Cash or the SIM Closing Date Cash.

“Closing Date Indebtedness” means, as applicable, the Panavision Closing Date Indebtedness or the SIM Closing Date Indebtedness.

“Closing Date NWC” means, as applicable, the Panavision Closing Date NWC or the SIM Closing Date NWC.

“Closing Date Unpaid Transaction Expenses” means, as applicable, the Panavision Closing Date Unpaid Transaction Expenses or the SIM Closing Date Unpaid Transaction Expenses.

“Closing Panavision Audited Financial Statements” has the meaning specified in Section 4.8(b).

“Closing Statement” means, as applicable, the Panavision Closing Statement or the SIM Closing Statement.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies” has the meaning specified in the Preamble.

“Companies Confidentiality Agreement” means the Mutual Confidentiality Agreement, dated as of July 13, 2017, by and between Panavision and SIM.

“Company Benefit Plans” means, as applicable, the Panavision Benefit Plans or the SIM Benefit Plans.

“Company Cure Period” has the meaning specified in Section 12.1(e).

“Company Fundamental Representations” has the meaning specified in Section 11.2(a).

“Company Group” means, as applicable, the Panavision Group or the SIM Group.

“Constituent Corporations” has the meaning specified in Section 2.1(a).

“Contingent Shares” means, collectively, the Founder Contingent Shares and the Panavision Contingent Shares.

“Contingent Shares Period” has the meaning specified in Section 3.16(a).

“Continuing Employee” has the meaning specified in Section 9.3(a).

“Contracts” means any legally enforceable contracts, agreements, subcontracts, leases, licenses, undertakings, mortgages, deeds of trust, bonds, indentures, notes, warrants, instruments or other legally binding commitments or obligations, whether oral or written.

“Contribution Agreement” has the meaning specified in the Recitals.

“control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by Contract or otherwise.

“Converted Founder Shares” means the Founder Shares converted to Acquiror Common Shares pursuant to the Domestication, which shall, for the avoidance of doubt, be converted into Acquiror Common Shares on a one-to-one basis and without giving effect to any rights to adjustment or other anti-dilution protections.

“Current Assets” means:

(a) with respect to the Panavision Group, to the extent included or excluded in accordance with, and as determined in accordance with, the Panavision NWC Methodology the current balances of receivables, Inventory, recoverable sales tax (including GST, HST and QST) receivables and prepaid and other current assets of the Panavision Group. For the avoidance of doubt, “Current Assets” of the Panavision Group shall not include: (i) Cash and Cash Equivalents of any member of the Panavision Group; (ii) any receivables due and owing to any member of the Panavision Group with respect to a Panavision Related Party Contract; and (iii) current income Tax assets and deferred Tax assets of any member of the Panavision Group; and

(b) with respect to the SIM Group, to the extent included or excluded in accordance with, and as determined in accordance with the SIM NWC Methodology, the current balances of receivables, Inventory, recoverable sales tax (including GST, HST and QST) receivables and prepaid and other current assets of the SIM Group. For the avoidance of doubt, “Current Assets”

of the SIM Group shall not include: (i) Cash and Cash Equivalents of any member of the SIM Group; (ii) any receivables due and owing to any member of the SIM Group with respect to a SIM Related Party Contract; and (iii) current income Tax assets and deferred Tax assets of any member of the SIM Group.

“Current Liabilities” means:

(a) with respect to the Panavision Group, to the extent included or excluded in accordance with, and as determined in accordance with, the Panavision NWC Methodology, the current balances of accounts payable, accrued expenses, current portion of deferred rent, recoverable sales tax (including GST, HST and QST) payables and other current liabilities of the Panavision Group. For the avoidance of doubt, “Current Liabilities” of the Panavision Group shall not include: (i) Indebtedness of any member of the Panavision Group (including the current portion of capital leases determined in accordance with GAAP as of the date hereof and long term debt); (ii) current income Tax liabilities and deferred Tax liabilities of any member of the Panavision Group; (iii) Panavision Transaction Expenses; and (iv) deferred lease inducements related to reduced rents with respect to any leased real property of the Panavision Group; and

(b) with respect to the SIM Group, to the extent included or excluded in accordance with, and as determined in accordance with, the SIM NWC Methodology, the current balances of accounts payable, accrued expenses, current portion of deferred rent, recoverable sales tax (including GST, HST and QST) payables and other current liabilities of the SIM Group. For the avoidance of doubt, “Current Liabilities” of the SIM Group shall not include: (i) Indebtedness of any member of the SIM Group (including the current portion of capital leases determined in accordance with IFRS as of the date hereof and long term debt); (ii) current income Tax liabilities and deferred Tax liabilities of any member of the SIM Group; and (iii) SIM Transaction Expenses.

“D&O Indemnified Persons” has the meaning specified in Section 9.2(a).

“D&O Tail Policies” has the meaning specified in Section 8.12.

“Debt Commitment Letters” has the meaning specified in Section 7.8.

“Debt Documents” has the meaning specified in Section 9.4(b).

“Debt Financing” has the meaning specified in Section 7.8.

“Debt Financing Sources” means the agents, arrangers, lenders and other entities (other than any member of a Company Group) that have committed to provide all or any part of the Debt Financing in connection with the Transactions, as parties (other than any member of a Company Group) to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective Affiliates and their and their respective Affiliates’ controlling persons, agents and Representatives and their respective successors and assigns.

“Deficit Amount” has the meaning specified in Section 3.10(g).

“Determination Date” has the meaning specified in Section 3.10(b).

“DGCL” has the meaning specified in the Recitals.

“Director Composition and Standstill Agreement” has the meaning specified in the Recitals.

“Disclosure Letter” means, as applicable, the Panavision Disclosure Letter, the SIM Disclosure Letter or the Acquiror Disclosure Letter.

“Disinterested Acquiror Board” has the meaning specified in Section 13.2(b).

“Dissenting Shares” has the meaning specified in Section 3.13.

“Domestication” has the meaning specified in the Recitals.

“Dragged SIM Holders” has the meaning specified in the Recitals.

“Dragging SIM Holders” has the meaning specified in the Preamble.

“Effective Time” has the meaning specified in Section 2.4(b).

“Employment Agreements” has the meaning specified in the Recitals.

“End Date” has the meaning specified in Section 12.1(e).

“Environmental Laws” means any and all applicable Laws concerning Hazardous Materials, pollution, the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“ERISA” has the meaning specified in the definition of “Benefit Plan.”

“ERISA Affiliate” means, with respect to either of the Companies, any affiliate or business, whether or not incorporated, that together with such Company would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA or 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

“Escrow Agent” means Citibank, N.A., or another third party escrow agent to be mutually agreed by Acquiror, the Companies and the Holder Representatives.

“Escrow Agreements” has the meaning specified in Section 10.4.

“Estimated Closing Statements” has the meaning specified in Section 3.9(b).

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, re-export, transfer and import controls, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, U.S. customs and import requirements administered by U.S. Customs and Border Protection and the EU Dual Use Regulation, and Canada’s Export and Import Permits Act, Special Import Measures Act and Defence Production Act.

“Excess Redemption Amount” has the meaning specified in Section 3.4(b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Continental Stock Transfer & Trust Company, or another third party exchange agent to be mutually agreed by Acquiror, the Companies and the Holder Representatives.

“Exchange Agent Agreement” means the paying and exchange agent agreement to be entered into at or prior to the date that Acquiror is required to mail the Letters of Transmittal pursuant to Section 3.8(a) by Acquiror, the Panavision Holder Representative, the SIM Holder Representative and the Exchange Agent, in a form reasonably satisfactory to Acquiror, the Panavision Holder Representative and the SIM Holder Representative.

“Excluded Share” has the meaning specified in Section 3.1(a).

“Final Capex Shortfall” means, as applicable, the Panavision Final Capex Shortfall or the SIM Final Capex Shortfall.

“Financing Indemnified Person” has the meaning specified in Section 8.11.

“FIRPTA Certificate” has the meaning specified in Section 8.6.

“Foreign Antitrust Approvals” has the meaning specified in Section 8.4(a).

“Founder Contingent Shares” has the meaning specified in Section 3.16(a).

“Founder Shares” has the meaning specified in Section 7.14(a).

“Fully Diluted Percentage” means (a) with respect to the Panavision Holders, (x) a ratio (expressed as a percentage) equal to (i) the sum of (A) the number of shares of Panavision Common Stock (including shares of Panavision Restricted Stock) held by such Panavision Holder immediately prior to the Effective Time (excluding any Excluded Shares) and (B) the number of shares of Panavision Common Stock issuable upon the exercise of any In the Money Panavision Option held by such Panavision Holder immediately prior to the Effective Time (whether or not then vested or exercisable) and prior to their conversion pursuant to the terms of Section 3.5 (for the avoidance of doubt, excluding any Panavision Options to be cancelled as of the Effective Time pursuant to Section 3.5(b)), divided by (ii) the sum of (A) the aggregate number of shares of Panavision Common Stock (including shares of Panavision Restricted Stock) held by all Panavision Holders immediately prior to the Effective Time (including any Dissenting Shares, but excluding any Excluded Shares pursuant to clause (i) of the definition thereof) and (B) the aggregate number of shares of Panavision Common Stock issuable upon the exercise of all In the Money Panavision Options held by all Panavision Holders immediately prior to the Effective Time (whether or not then vested or exercisable) and prior to their conversion pursuant to the terms of Section 3.5 (for the avoidance of doubt, excluding any

Panavision Options to be cancelled as of the Effective Time pursuant to Section 3.5(b)) and (b) with respect to the SIM Sellers, a ratio (expressed as a percentage) equal to (i) the number of shares of SIM Capital Stock held by such SIM Seller immediately prior to the Effective Time (including upon the exercise of any SIM In The Money Options in accordance with Section 3.2(c) and Section 3.5(a)) (for the avoidance of doubt, excluding any SIM Options to be cancelled as of the Effective Time pursuant to Section 3.5(a)), divided by (ii) the aggregate number of shares of SIM Capital Stock held by all SIM Sellers immediately prior to the Effective Time (including any SIM Shares issued upon the exercise of any SIM In The Money Options in accordance with Section 3.2(c) and Section 3.5(a)) (for the avoidance of doubt, excluding any SIM Options to be cancelled as of the Effective Time pursuant to Section 3.5(a)). The proposed warrants to be issued by SIM following the date hereof but prior to the Closing on the terms and subject to the conditions herein will have an exercise price equal to the Purchase Price Per Fully Diluted SIM Share and shall be excluded from, and not taken into account for purposes of, the foregoing amounts and calculation.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Government Contract” means any Contract for the sale, lease or license of products or services between the Panavision Group or the SIM Group, as applicable, and (a) any Governmental Authority, (b) any prime contractor of any Governmental Authority in its capacity as a prime contractor or (c) any subcontractor with respect to any Contract of a type described in clauses (a) or (b) above.

“Government Official” means any officer or employee of a Governmental Authority or any department, agency or instrumentality thereof, including state-owned entities and foreign political parties, or of a public international organization or any Person acting in an official capacity for or on behalf of any such government, department, agency or instrumentality or on behalf of any such public international organization.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency, instrumentality, court or tribunal, any foreign political party or any arbitral body (public or private).

“Governmental Order” means any order, judgment, injunction, decree, ruling, writ, stipulation, subpoena, determination, verdict, decision, assessment or award, in each case, entered by or with any Governmental Authority.

“Granite” means Granite Film and Television Equipment Rentals Inc.

“Hazardous Material” means any (a) pollutant, contaminant or chemical, (b) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (c) petroleum or any fraction or product thereof, (d) asbestos or asbestos-containing material, (e) polychlorinated biphenyl, (f) chlorofluorocarbons, (g) odors or toxic mold or microbial matter and (h) other substance, material or waste, in each case, that is regulated under any Environmental Law or as to which liability or standards of conduct may be imposed pursuant to Environmental Law.

“Holder Released Parties” has the meaning specified in Section 10.8(a).

“Holder Representatives” has the meaning specified in Section 13.1(a)(i).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board as in effect from time to time.

“In The Money” has the meaning specified in Section 3.5(b).

“Income Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder.

“Indebtedness” means:

(a) with respect to any Person (other than any member of the SIM Group), without duplication, any obligations, contingent or otherwise, in respect of (i) all indebtedness for borrowed money, including principal, premium and accrued cash and paid-in-kind interest (and any fee or cost associated with prepaying any such indebtedness solely to the extent such indebtedness is actually prepaid), (ii) the principal and interest components of capitalized lease obligations under which such Person is a lessee and that are required to be capitalized under GAAP (as in effect as of the date hereof) (excluding any obligations under the lease with respect to any leased real property located at Walworth Industrial Estate, Andover, Hampshire), (iii) amounts drawn on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn and excluding any letters of credit, bank guarantees, bankers’ acceptances or other similar instruments to the extent funded by cash of any member of the Panavision Group), (iv) bonds, debentures, notes and similar instruments, including vendor take back notes, (v) all make-whole obligations and exit or similar fees payable to any third party with respect to such Person’s existing indebtedness of the type described in clauses (i) through (iv) of this definition, (vi) any conditional sale, title retention or similar arrangement, or any unpaid deferred purchase price of any assets or services (including earn-outs, contingent consideration, installment payments and seller notes payable with respect to the acquisition of any business, assets or securities, but excluding (A) trade accounts payable and deferred rent arising in the ordinary course of business, (B) the current and long term portions of deferred rent (including deferred lease inducements related to reduced rents with respect to any leased real property of the Panavision Group) and (C) any earn-outs, contingent consideration or similar obligations set forth in Section 1.1(a) of the Panavision Disclosure Letter shall be calculated solely in accordance with such schedule), (vii) Net Accrued Income Taxes, plus, without duplication, the Transition Tax Obligations, (viii) any payables due and owing by any member of the Panavision Group with respect to a Panavision Related Party Contract (other than any payables due and owing under any Panavision Related Party Contract set forth in Section 10.6(a) of the Panavision Disclosure Letter), and (ix) all Indebtedness of any other Person referred to in clauses (i) through (viii) above guaranteed directly or indirectly, jointly or severally (but without duplication). Notwithstanding anything to the contrary in this Agreement, “Indebtedness” shall not include, with respect to any member of the Panavision Group, intercompany Indebtedness between a member of the Panavision Group, on the one hand, and another member of the Panavision Group, on the other hand; and

(b) with respect to any member of the SIM Group, without duplication, any obligations, contingent or otherwise, in respect of (i) all indebtedness for borrowed money, including principal, premium and accrued cash and paid-in-kind interest (and any fee or cost associated with prepaying any such indebtedness solely to the extent such indebtedness is actually prepaid), (ii) the principal and interest components of capitalized lease obligations under which such Person is a lessee and that are required to be capitalized under IFRS (as in effect as of the date hereof), (iii) amounts drawn on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (iv) bonds, debentures, notes and similar instruments, including vendor take back notes, (v) all make-whole obligations and exit or similar fees payable to any third party with respect to such Person’s existing indebtedness of the type described in clauses (i) through (iv) of this definition, (vi) any conditional sale, title retention or similar arrangement, or any unpaid deferred purchase price of any assets or services (including earn-outs, contingent consideration, installment payments and seller notes payable with respect to the acquisition of any business, assets or securities, but excluding (A) trade accounts payable and deferred rent arising in the ordinary course of business, (B) the current and long term portions of deferred rent (including deferred lease inducements related to reduced rents with respect to any leased real property of the SIM Group) and (C) any earn-outs, contingent consideration or similar obligations set forth in Section 1.1(a) of the SIM Disclosure Letter shall be calculated solely in accordance with such schedule), (vii) Net Accrued Income Taxes, plus, without duplication, the Transition Tax Obligations, (viii) any payables due and owing by any member of the SIM Group with respect to a SIM Related Party Contract, (ix) management fees payable to any SIM Seller or Affiliate thereof, (x) derivative, hedging, swap, foreign exchange or similar Contracts, (xi) deferred lease inducements relating to financing commitments for leasehold improvements in respect of the leased property located at 8301 Eastlake Drive, (xii) all Indebtedness of any other Person referred to in clauses (i) through (xi) above guaranteed directly or indirectly, jointly or severally (but without duplication) and (xiii) accrued severance. Notwithstanding anything to the contrary in this Agreement, “Indebtedness” shall not include, with respect to any member of the SIM Group, intercompany Indebtedness between a member of the SIM Group, on the one hand, and another member of the SIM Group, on the other hand.

“Intellectual Property” means any of the rights in or associated with any of the following: (a) patents, patent applications, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof; (b) registered and unregistered trademarks, service marks, trade dress and trade names, pending applications therefor, and similar reservations of names and marks, including any such rights in internet domain names, together with the goodwill symbolized by or associated with any of the foregoing; (c) registered and unregistered copyrights, and applications for registration of copyright, including such corresponding rights in software and other works of authorship; (d) trade secrets, know-how, processes and other confidential information or proprietary rights; and (e) any other similar type of proprietary or intellectual property rights.

“Inventory” means all raw materials, works-in-process, finished products, spare parts, replacement and component parts, services and goods (including cameras, lenses, grip and lighting equipment and accessories) and other inventories, in each case, used or held for use in the business of either Company Group, as applicable.

“Investment Canada Act” means the Investment Canada Act (Canada), as amended, and the rules and regulations promulgated thereunder.

“Investment Canada Act Approval” means that the Minister pursuant to Section 3 of the Investment Canada Act shall have sent a notice pursuant to the Investment Canada Act to Acquiror, stating that the Minister is satisfied that the Purchase is likely to be of net benefit to Canada, or alternatively, the time period provided for such notice pursuant to the Investment Canada Act shall have expired such that the Minister shall be deemed, pursuant to the Investment Canada Act, to be satisfied that the Purchase is likely to be of net benefit to Canada and the Minister shall have sent a notice to that effect to Acquiror.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” has the meaning specified in Section 10.7.

“IRS” means the U.S. Internal Revenue Service.

“JOBS Act” has the meaning specified in Section 7.6(a).

“Joinder Agreement” has the meaning specified in the Recitals.

“Key Personnel” means the individuals set forth on Schedule VIII.

“Knowledge” means (a) with respect to Panavision, the actual knowledge, after reasonable inquiry of his or her direct reports, of Kimberly Snyder, Bill Roberts and Sandy Ferguson, (b) with respect to SIM, the actual knowledge, after reasonable inquiry of his direct reports, of James Haggarty, Stephen Brooks and Alex Sandahl and (c) with respect to Acquiror, the actual knowledge, after reasonable inquiry of his direct reports, of Adam Chesnoff, Greg Ivancich and Adam Weene.

“Law” means any statute, law, ordinance, rule, code, regulation or other legal requirement, in each case, of any Governmental Authority or any Governmental Order.

“Leased Real Property” means all real property (together with the buildings, structures, fixtures and improvements located thereon) leased, licensed, subleased or otherwise used or occupied by any member of the applicable Company Group.

“Lenders” has the meaning specified in Section 7.8.

“Letters of Transmittal” has the meaning specified in Section 3.8(a).

“Lien” means any mortgage, deed of trust, option, pledge, hypothecation, charge, claim, encumbrance, license, restriction on transfer, right of first refusal, offer or purchase, easement, right of way, encroachment, security interest or other lien of any kind on any property or assets, whether voluntarily incurred or arising by operation of law.

“Lock-Up Agreement” has the meaning specified in the Recitals.

“Losses” has the meaning specified in Section 8.11.

“Majority Holders” has the meaning specified in Section 13.1(b).

“Maximum Target” has the meaning specified in Section 3.16(a)(ii).

“Merger” has the meaning specified in the Recitals.

“Merger Consideration” has the meaning specified in Section 3.1(c).

“Merger Consideration Per Fully Diluted Panavision Share” has the meaning specified in Section 3.1.

“Minimum Cash Shortfall” has the meaning specified in Section 3.4(c).

“Minimum Cash Target Amount” means $30,000,000.

“Minimum Target” has the meaning specified in Section 3.16(a)(i).

“Money Laundering Laws” means the applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions in which any member of a Company Group operates, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any relevant Governmental Authority.

“Multiemployer Plan” means a plan subject to ERISA that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Nasdaq” has the meaning specified in Section 7.6(c).

“Net Accrued Income Taxes” means, with respect to any Person, the excess (if any) of (i) the aggregate accrued and unpaid income Taxes of such Person for the Pre-Closing Tax Period with respect to any Tax Return that has not yet been filed as of the Closing Date over (ii) the aggregate current income Tax assets of such Person for such period to the extent that such Tax assets can actually be utilized to offset such Taxes. The calculation of Net Accrued Taxes shall be calculated (A) without taking into account the Transactions (other than Transaction Tax Deductions, which shall be taken into account in the calculation of Net Accrued Income Taxes to the extent deductible on a more-likely-than-not basis for applicable income Tax purposes in the Pre-Closing Tax Period), (B) without taking into account any transaction entered into on the Closing Date after the Closing, (C) without taking into account any income attributable to deferred revenue (or other deferred amounts) accelerated into a taxable period ending on or before the Closing Date on account of the Transactions, (D) taking into account any estimated tax payments and overpayments of income Taxes with respect to any taxable period ending on or before the Closing Date as reductions of the liability for income Taxes for the taxable period (or portion thereof) ending on the Closing Date, (E) except as otherwise provided in this definition, in accordance with the past practice of such Person in preparing income Tax Returns for income

Taxes and (F) solely with respect to those jurisdictions in which such Person is currently filing income Tax Returns (except to the extent such Person commenced activities and became subject to tax in a jurisdiction on or after January 1, 2018 and prior to the Closing Date). For the avoidance of doubt, Net Accrued Income Taxes shall not include any amount in respect of any speculative or contingent liabilities for Taxes.

“Net Working Capital” means, as of any date and for any Company Group, (a) the Current Assets of the applicable Company Group less (b) the Current Liabilities of the applicable Company Group.

“Notification Date” has the meaning specified in Section 12.1(f).

“Objection Notice” has the meaning specified in Section 3.10(b).

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Offer Documents” has the meaning specified in Section 10.1(a)(ii).

“Option” means, as applicable, a Panavision Option or a SIM Option.

“Owned Real Property” means all real property (together with the buildings, structures, fixtures and improvements located thereon) owned by any member of the applicable Company Group.

“Panavision” has the meaning specified in the Preamble.

“Panavision 280G Approval” has the meaning specified in Section 8.9(a).

“Panavision Acquiror Arrangements” has the meaning specified in Section 8.9(a).

“Panavision Acquisition Sub” has the meaning specified in the Preamble.

“Panavision Adjustment Amount” has the meaning specified in Section 3.10(c).

“Panavision Adjustment Escrow Amount” means $3,000,000.

“Panavision Adjustment Escrow Funds” means, at any given time after the Closing, the funds remaining in the account or accounts in which the Escrow Agent has deposited the Panavision Adjustment Escrow Amount in accordance with the Panavision Escrow Agreement, including remaining amounts of interest actually earned.

“Panavision Audited Financial Statements” has the meaning specified in Section 4.8(a).

“Panavision Audited and Unaudited Financial Statements” has the meaning specified in Section 4.8(a).

“Panavision Benefit Plan” has the meaning specified in Section 4.13(a).

“Panavision Board” means the board of directors of Panavision.

“Panavision Capex Shortfall” means the amount, if any, by which aggregate capital expenditures of the Panavision Group for the calendar year ending December 31, 2018 are less than the Panavision Minimum Capex Target.

“Panavision Catch-up Incentive Payments” means the “Incentive Payments” (as defined in the Panavision Catch-up Plan).

“Panavision Catch-up Plan” means that certain Panavision Inc. Long Term Incentive Catch-up Plan.

“Panavision Catch-up Plan Participants” means, collectively, the participants in the Panavision Catch-up Plan as identified on Schedule VI.

“Panavision Catch-up Plan Payments” has the meaning specified in Section 3.1(f).

“Panavision Closing Date Cash” has the meaning specified in Section 3.10(a)(i).

“Panavision Closing Date Indebtedness” has the meaning specified in Section 3.10(a)(i).

“Panavision Closing Date NWC” has the meaning specified in Section 3.10(a)(i).

“Panavision Closing Date Unpaid Transaction Expenses” has the meaning specified in Section 3.10(a)(i).

“Panavision Closing Statement” has the meaning specified in Section 3.10(a)(i).

“Panavision Common Stock” has the meaning specified in Section 3.1(a).

“Panavision Confidentiality Agreement” means the Confidentiality Agreement, dated as of March 24, 2017, by and between Panavision and Acquiror.

“Panavision Contingent Shares” has the meaning specified in Section 3.16(a).

“Panavision Credit Agreements” means (a) the Loan, Guaranty and Security Agreement, dated as of February 5, 2016, among Panavision, certain subsidiaries of Panavision party thereto from time to time, the lenders party thereto from time to time, and Bank of America, N.A., as agent and security trustee, as amended, and (b) the Third Amended and Restated First Lien Credit Agreement, dated as of June 12, 2015, among Panavision, the lenders party thereto from time to time, and Cortland Capital Market Services, LLC, as successor administrative agent and collateral agent, as amended.

“Panavision-Designated Directors” means the members of the Acquiror Board designated by the Principal Panavision Holders pursuant to the Director Composition and Standstill Agreement.

“Panavision Disclosure Letter” has the meaning specified in Article IV.

“Panavision Draft Audited Financial Statements” has the meaning specified in Section 4.8(a).

“Panavision Drag-Along Notice” has the meaning specified in Section 8.8(b).

“Panavision Equity Award” means a Panavision Option or a share of Panavision Restricted Stock, in each case, granted under the Panavision Stock Incentive Plan.

“Panavision Escrow Agreement” has the meaning specified in Section 10.4.

“Panavision Estimated Capex Shortfall” has the meaning specified in Section 3.9(a).

“Panavision Estimated Closing Date Cash” has the meaning specified in Section 3.9(a).

“Panavision Estimated Closing Date Indebtedness” has the meaning specified in Section 3.9(a).

“Panavision Estimated Closing Date NWC” has the meaning specified in Section 3.9(a).

“Panavision Estimated Closing Date Unpaid Transaction Expenses” has the meaning specified in Section 3.9(a).

“Panavision Estimated Closing Statement” has the meaning specified in Section 3.9(a).

“Panavision Expense Cap” has the meaning specified in Section 14.6.

“Panavision Final Capex Shortfall” has the meaning specified in Section 3.10(a)(i).

“Panavision Funds Flow” has the meaning specified in Section 2.5(c).

“Panavision Group” means, collectively, Panavision and its Subsidiaries.

“Panavision Holder Representative” has the meaning specified in Section 13.1(a)(i).

“Panavision Holder Representative Expense Amount” means an amount equal to $500,000.

“Panavision Holders” means all Persons who hold one or more shares of Panavision Common Stock (including Panavision Restricted Stock) and Panavision Options as of immediately prior to the Effective Time.

“Panavision Insurance Policy” has the meaning specified in Section 4.17.

“Panavision Leased Real Property” means all Leased Real Property of the Panavision Group.

“Panavision Material Adverse Effect” means any event, state of facts, development, change, circumstance, occurrence or effect that, individually or in the aggregate, (x) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Panavision Group, taken as a whole, or (y) has prevented or materially delayed or impaired, or would reasonably be expected to prevent or materially delay or impair, the ability of Panavision to perform its obligations under this

Agreement and any Ancillary Agreements to which it is a party or to consummate the Transactions in accordance with and when required pursuant to this Agreement or such Ancillary Agreement; provided, however, in respect of the preceding clause (x), that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a “Panavision Material Adverse Effect” on or in respect of the Panavision Group: (a) any change in applicable Laws or GAAP or any interpretation thereof; (b) any change in interest rates, exchange rates or economic, political, business or financial market conditions generally; (c) any change generally affecting any of the industries or markets in which the Panavision Group operates, including any change in commodity prices; (d) the announcement or pendency of this Agreement or the consummation of the Transactions (including by reason of the identity of Acquiror, SIM or any of their respective Affiliates or any communication by Acquiror, SIM or any of their respective Affiliates regarding their respective plans or intentions with respect to the business of Panavision or any of its Subsidiaries, and including the impact thereof on relationships with customers, suppliers, distributors, partners or employees or others having business relationships with Panavision or any of its Subsidiaries) (provided, that this clause (d) shall not be applicable with respect to the representations and warranties in Section 4.4 and the condition in Section 11.2(a), in either case, to the extent that its purpose is to address the consequences resulting from the consummation of the Transactions); (e) the compliance with the terms of this Agreement or the Ancillary Agreements or the taking of any action, or the failure to take any action, in each case, required by this Agreement or the Ancillary Agreements; (f) any natural disaster; (g) any acts of terrorism or war or the outbreak or escalation of hostilities or change in geopolitical conditions; (h) any failure, in and of itself, by the Panavision Group to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period ending before, on or after the date of this Agreement (although the underlying facts and circumstances resulting in such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a “Panavision Material Adverse Effect” except to the extent otherwise excluded under any other sub-clause of this definition); (i) any litigation or dispute between the parties hereto or any of their respective Affiliates arising from or relating to this Agreement; or (j) any action taken (or omitted to be taken) at the request of Acquiror or Panavision Acquisition Sub; provided, further, that any event, state of facts, development, change, circumstance, occurrence or effect referred to in clauses (a), (b), (c), (f) or (g) above may be taken into account in determining if a Panavision Material Adverse Effect has occurred to the extent it has a materially disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Panavision Group, taken as a whole, relative to similarly situated companies in the industries in which the Panavision Group conducts its operations.

“Panavision Material Contracts” has the meaning specified in Section 4.12(a).

“Panavision Minimum Capex Target” has the meaning specified in Section 8.16.

“Panavision NWC Methodology” means the illustrative methodology for the calculation of Net Working Capital of Panavision set forth in Exhibit E-1.

“Panavision Option” means an option to purchase a share of Panavision Common Stock granted under a Panavision Stock Incentive Plan.

“Panavision Optionholders” means the holders of Panavision Options as of immediately prior to the Effective Time.

“Panavision Owned Real Property” means all Owned Real Property of the Panavision Group.

“Panavision Permit” has the meaning specified in Section 4.18.

“Panavision R&W Policy” has the meaning specified in Section 10.5.

“Panavision Real Property” means the Panavision Leased Real Property and the Panavision Owned Real Property.

“Panavision Real Property Leases” has the meaning specified in Section 4.12(a)(iv).

“Panavision Registered Intellectual Property” has the meaning specified in Section 4.21(a).

“Panavision Related Group” has the meaning specified in Section 4.33.

“Panavision Related Party Contract” has the meaning specified in Section 4.24.

“Panavision Restricted Stock” has the meaning specified in Section 3.6.

“Panavision Stock Incentive Plan” means the 2015 Panavision Inc. Stock Incentive Plan.

“Panavision Stockholder Consent” has the meaning specified in the Recitals.

“Panavision Stockholders” means the holders of Panavision Common Stock (including, for the avoidance of doubt, Panavision Restricted Stock) as of immediately prior to the Effective Time (excluding, for the avoidance of doubt, any holders of Excluded Shares and the Panavision Optionholders).

“Panavision Stockholders’ Agreement” means the Stockholders’ Agreement, dated as of June 12, 2015, by and among Panavision and the stockholders bound thereby.

“Panavision Target Closing Date NWC” means $5,548,504.

“Panavision Transaction Expenses” means, without duplication, (a) except as otherwise expressly contemplated by this definition, any fees and expenses incurred by or on behalf of, and payable by, any member of the Panavision Group as a result of or in connection with the Transactions (including, except as provided in clause (g) of the definition of “Acquiror Transaction Expenses,” the preparation of the Proxy Statements and the Registration Statement) in respect of legal counsel, financial advisors and accountants (including audit-related services with respect to the Panavision Group only (including, except as provided in clause (g) of the definition of “Acquiror Transaction Expenses,” the preparation of the Panavision financial statements in accordance with the standards of the Public Company Accounting Oversight Board)), (b) the applicable portion of the premiums and related costs of the Panavision R&W Policy to be treated as “Panavision Transaction Expenses” pursuant to Section 10.5, (c) 50% of any filing (or similar) fees payable to Antitrust Authorities in connection with the Merger, (d) 50% of the costs of the D&O Tail Policy to be obtained by Panavision pursuant to Section 8.12, (e) any severance, change in control, stay bonus, transaction bonus, retention or similar amounts payable, in each case, by any member of the Panavision Group to any current or former director, officer, employee, other individual service provider, consultant or financial advisor of any member of the Panavision Group as a result of the consummation of the Transactions (but excluding any amounts payable as a result of any termination of employment or service or any other event that occurs after the Closing (other than any payment that is contingent upon the satisfaction of any employee retention target date or similar milestone under a retention, transaction bonus or similar plan)) and (f) the employer’s portion of any payroll, social security or similar Taxes attributable to any compensation payable in respect of the amounts set forth in the immediately preceding clause (e); provided, that (i) any reasonable, documented and out-of-pocket fees and expenses incurred by Panavision on behalf of Acquiror following the date of this Agreement with the prior written approval of Adam Chesnoff (including in connection with any due diligence of SIM or obtaining the Acquiror Shareholder Approval) shall not constitute “Panavision Transaction Expenses” and shall be borne by Acquiror and (ii) any filing (or similar) fees payable to Antitrust Authorities or any other Governmental Authorities in connection with the Purchase (including in connection with the Investment Canada Act) shall not constitute “Panavision Transaction Expenses” and shall be borne by Acquiror and SIM in accordance with this Agreement. For the avoidance of doubt, “Panavision Transaction Expenses” shall (x) include all fees and expenses payable by any member of the Panavision Group to Houlihan Lokey Capital, Inc. (solely in its capacity as financial advisor to Panavision and not, for the avoidance of doubt, in any other capacity in connection with the Transactions, including in any capacity related to the Debt Financing), Citigroup Global Markets Inc., Kirkland & Ellis LLP and Osler, Hoskin & Harcourt LLP in connection with the Transactions (except, for the avoidance of doubt, for any fees and expenses incurred by any of the foregoing that are Acquiror Transaction Expenses), including, for the avoidance of doubt, any fees and expenses incurred in connection with the Debt Financing or the PIPE Investment and the preparation of the Proxy Statements or the Registration Statement, (y) exclude any amounts payable under the Panavision Catch-up Plan and (z) solely for purposes of the determinations and calculations set forth in Section 3.9 and Section 3.10, exclude any amounts required to be paid by Acquiror on behalf of the Panavision Group pursuant to the penultimate sentence of Section 14.6.

“Panavision Unaudited Financial Statements” has the meaning specified in Section 4.8(a).

“Panavision Waived 280G Benefits” has the meaning specified in Section 8.9(a).

“Payoff Amount” has the meaning specified in Section 11.2(r).

“Payoff Letters” has the meaning specified in Section 11.2(r).

“Permits” means any approvals, authorizations, clearances, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Permitted Liens” means, with respect to any Person or Company Group, (a) mechanics’, materialmens’, carriers’, repairers’ and similar Liens arising in the ordinary course of business with respect to any amounts (i) not yet due and payable or that are being contested in good faith through (if then appropriate) appropriate proceedings, (ii) for which adequate accruals or reserves have been established in accordance with GAAP (in the case of any Person (other than a member of the SIM Group) or the Panavision Group) or IFRS (in the case of the SIM Group) (in each case, if deemed appropriate) and (iii) that are not, individually or in the aggregate, material to the applicable Person or Company Group, (b) Liens for Taxes not yet due and payable or that are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP (in the case of any Person (other than a member of the SIM Group) or the Panavision Group) or IFRS (in the case of the SIM Group) (in each case, if deemed appropriate), (c) Liens securing rental payments under capital lease agreements, (d) with respect to any Real Property, minor title defects or irregularities or any other Liens that do not, individually or in the aggregate, materially interfere with the present uses of such Real Property, (e) zoning, building codes and other land use Laws regulating the use or occupancy of the Real Property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such Real Property and which are not violated by, or in conflict with, the current use or occupancy of such Real Property or the operation of the businesses of the applicable Person or Company Group, (f) Liens securing payment, or any other obligations, of the applicable Person or Company Group with respect to Indebtedness of such Person or Company Group existing as of the date of this Agreement or entered into after the date hereof in accordance with the terms of this Agreement, that are to be extinguished at or prior to the Closing pursuant to Section 2.5(c)(v), (g) any right, interest, Lien or title of a licensor, sublicensor, licensee, sublicensee, lessor, sublessor, lessee or sublessee under any non-exclusive license or lease agreement granted in the ordinary course or in the property being leased or licensed, (h) Liens granted to any Person by Acquiror or any of its Affiliates at or after the Closing or that otherwise arise out of or result from any action, or the failure to take any action, by Acquiror or any of its Affiliates (including any Liens granted to any of the Debt Financing Sources at the Closing in connection with any financing by Acquiror or any of its Affiliates in connection with the Transactions), (i) any other Liens that are not, individually or in the aggregate, material to the applicable Person or Company Group, and (j) with respect to a Company Group, Liens described in Section 1.1(b) of the Panavision Disclosure Letter or of the SIM Disclosure Letter, as applicable.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“PIPE Documents” has the meaning specified in the Recitals.

“PIPE Investment” has the meaning specified in the Recitals.

“PIPE Investors” has the meaning specified in the Recitals.

“Post-Closing Benefit Plans” has the meaning specified in Section 9.3(b).

“Power of Attorney” has the meaning specified in the Recitals.

“Pre-Closing Acquiror Holders” means the shareholders of Acquiror at any time prior to the Effective Time (excluding, for the avoidance of doubt, the PIPE Investors).

“Pre-Closing Company Holders” means, as applicable, the Panavision Holders or the SIM Sellers.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Closing Date and the portion of any Straddle Period ending on or before the Closing Date.

“Principal Holder Release” means a release substantially in the form attached hereto as Exhibit F.

“Principal Panavision Holders” means Cerberus Series Four Holdings, LLC, Cerberus Institutional Partners V LP, SOLA LTD, Solus Senior High Income Fund LP, Solus Opportunities Fund 3 LP, Solus Opportunities Fund 5 LP, Ultra Master LTD and Ultra NB LLC.

“Principal SIM Holders” means Granite, MEM Investments Inc. and SIM Realty Limited.

“Proxy Statements” has the meaning specified in Section 10.1(a)(ii).

“Purchase” has the meaning specified in the Recitals.

“Purchase Price Per Fully Diluted SIM Share” has the meaning specified in Section 3.2(b).

“R&W Policies” has the meaning specified in Section 10.5.

“Real Property” means the Leased Real Property and the Owned Real Property.

“Reference Balance Sheet” has the meaning specified in Section 3.10(a).

“Registration Rights Agreement” has the meaning specified in the Recitals.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Acquiror Common Shares (including the Panavision Contingent Shares) to be issued to the Panavision Holders, the Panavision Catch-up Plan Participants and the SIM Sellers pursuant to this Agreement.

“Relevant Percentage” has the meaning specified in the Panavision Stockholders’ Agreement.

“Representatives” means, with respect to any Person, such Person’s directors, officers, managers, employees, legal counsel, accountants, financial advisors, investment bankers, consultants and other authorized agents and representatives.

“Required Financial Information” has the meaning specified in Section 8.11.

“Restricted Cash” means:

(a) with respect to any member of the Panavision Group, any cash and cash equivalents of a member of the Panavision Group that are not freely usable by such member of the Panavision Group as of the Adjustment Time because they are subject to restrictions or limitations on use or distribution by Law or Contract (excluding, for the avoidance of doubt, (i) any general restrictions or limitations on dividends or distributions under applicable corporate (or similar) Laws of any jurisdiction to the extent that such restrictions and limitations would not, as of the Adjustment Time, result in any member of the Panavision Group not being able to dividend or distribute any such cash and cash equivalents, and (ii) any restrictions or limitations on use under either Panavision Credit Agreement);

(b) with respect to any member of the SIM Group, any cash and cash equivalents of a member of the SIM Group that are not freely usable by such member of the SIM Group as of the Adjustment Time because they are subject to restrictions or limitations on use or distribution by Law or Contract (excluding, for the avoidance of doubt, (i) any general restrictions or limitations on dividends or distributions under applicable corporate (or similar) Laws of any jurisdiction to the extent that such restrictions and limitations would not, as of the Adjustment Time, result in any member of the SIM Group not being able to dividend or distribute any such cash and cash equivalents, and (ii) any restrictions or limitations on use under the SIM Credit Agreement).

“Sanctioned Country” means any country or region that is or was in the last five years the subject or target of any country-wide or territory-wide embargo under Sanctions Laws (including Cuba, Iran, North Korea, Sudan, Syria and the Crimea region of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (a) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List; (b) any Person located, organized or resident in a Sanctioned Country; or (c) any person that is in the aggregate 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clauses (a) or (b).

“Sanctions Laws” means all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant Governmental Authorities, including those administered by the United States (including by OFAC, the U.S. Department of State, Global Affairs Canada and any other empowered Governmental Authority), the United Nations Security Council, the European Union (or any member state thereof) and Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Lien Commitment Letter” has the meaning specified in Section 7.8.

“Section 16” has the meaning specified in Section 9.10.

“Section 280G” has the meaning specified in Section 8.9(a).

“Section 338(g) Election” has the meaning specified in Section 10.3(d).

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholder Meeting Proxy Statement” has the meaning specified in Section 10.1(a)(ii).

“SIM” has the meaning specified in the Preamble.

“SIM 280G Approval” has the meaning specified in Section 8.9(b).

“SIM 280G Losses” means, unless otherwise waived or approved by the stockholders of SIM, in either case in accordance with Section 8.9(b) and Section 280G, an amount equal to all Losses suffered or incurred by any member of the SIM Group in connection with any payment or benefit that constitutes an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) with respect to any “disqualified individual” (as such term is defined in Treas. Reg. Section 1.280G-1), including, without limitation, the value of any deduction that could be lost as a result of the application of Section 280G of the Code and any employer paid employment taxes that could be payable as a result of any payment required to be made to any individual under any agreement as a result of any Tax under Section 4999 of the Code.

“SIM Acquiror Arrangements” has the meaning specified in Section 8.9(b).

“SIM Acquisition Sub” has the meaning specified in the Preamble.

“SIM Adjustment Amount” has the meaning specified in Section 3.10(d).

“SIM Adjustment Escrow Amount” means $2,000,000.

“SIM Adjustment Escrow Funds” means, at any given time after the Closing, the funds remaining in the account or accounts in which the Escrow Agent has deposited the SIM Adjustment Escrow Amount in accordance with the SIM Escrow Agreement, including remaining amounts of interest actually earned.

“SIM Audited Financial Statements” has the meaning specified in Section 5.8(a).

“SIM Benefit Plan” has the meaning specified in Section 5.13(a).

“SIM Board” means the board of directors of SIM.

“SIM Capex Shortfall” means the amount, if any, by which aggregate capital expenditures of the SIM Group for the calendar year ending December 31, 2018 are less than the SIM Minimum Capex Target.

“SIM Capital Stock” has the meaning specified in Section 5.6(a).

“SIM Certificates” has the meaning specified in Section 3.8(a).

“SIM Closing Date Cash” has the meaning specified in Section 3.10(a)(ii).

“SIM Closing Date Indebtedness” has the meaning specified in Section 3.10(a)(ii).

“SIM Closing Date NWC” has the meaning specified in Section 3.10(a)(ii).

“SIM Closing Date Unpaid Transaction Expenses” has the meaning specified in Section 3.10(a)(ii).

“SIM Closing Statement” has the meaning specified in Section 3.10(a)(ii).

“SIM Common Stock” has the meaning specified in Section 5.6(a).

“SIM Compulsory Sale Notice” has the meaning specified in Section 8.10.

“SIM Confidentiality Agreement” means the Mutual Confidentiality Agreement, dated as of August 29, 2017, by and between SIM and Acquiror.

“SIM Credit Agreement” means that certain Credit Agreement, dated as of April 11, 2017, by and among SIM, the guarantors identified therein, the financial institutions and other entities from time to time party thereto as a lender, and the Bank of Montreal, as administrative agent, as amended on June 14, 2017, August 31, 2017, December 21, 2017, August 9, 2018 and as it may be further amended from time to time in accordance with this Agreement.

“SIM Credit Agreement Amendment” has the meaning specified in Section 8.15(c).

“SIM Debt Exercise of Remedies” means an acceleration of obligations in part or in full, or any other exercise of any right or remedy of any of the lenders or any agent under any of the SIM Loan Documents related to any “Default” or “Event of Default” (each as defined in the SIM Credit Agreement).

“SIM Disclosure Letter” has the meaning specified in Article V.

“SIM Equity Award” means a SIM Option granted under the SIM Stock Incentive Plan.

“SIM Escrow Agreement” has the meaning specified in Section 10.4.

“SIM Estimated Capex Shortfall” has the meaning specified in Section 3.9(b).

“SIM Estimated Closing Date Cash” has the meaning specified in Section 3.9(b).

“SIM Estimated Closing Date Indebtedness” has the meaning specified in Section 3.9(b).

“SIM Estimated Closing Date NWC” has the meaning specified in Section 3.9(b).

“SIM Estimated Closing Date Unpaid Transaction Expenses” has the meaning specified in Section 3.9(b).

“SIM Expense Cap” has the meaning specified in Section 14.6.

“SIM Final Capex Shortfall” has the meaning specified in Section 3.10(a)(ii).

“SIM Financial Statements” has the meaning specified in Section 5.8(a).

“SIM Funds Flow” has the meaning specified in Section 2.5.

“SIM Group” means, collectively, SIM and its Subsidiaries.

“SIM Holder Representative” has the meaning specified in Section 13.1(a)(i).

“SIM Holder Representative Expense Amount” means an amount equal to $500,000.

“SIM Individual Option Agreements” means the stand-alone option agreements entered into by SIM, Granite and certain individuals as set forth in Section 1.1 of the SIM Disclosure Letter.

“SIM Insurance Policy” has the meaning specified in Section 5.17.

“SIM In The Money Option” has the meaning specified in Section 3.5(a).

“SIM Loan Documents” means the “Loan Documents” (as defined in the SIM Credit Agreement).

“SIM Material Adverse Effect” means any event, state of facts, development, change, circumstance, occurrence or effect that, individually or in the aggregate, (x) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the SIM Group, taken as a whole, or (y) has prevented or materially delayed or impaired, or would reasonably be expected to prevent or materially delay or impair, the ability of SIM to perform its obligations under this Agreement and any Ancillary Agreements to which it is a party or to consummate the Transactions in accordance with and when required pursuant to this Agreement or such Ancillary Agreement; provided, however, in respect of the preceding clause (x), that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a “SIM Material Adverse Effect” on or in respect of the SIM Group: (a) any change in applicable Laws or IFRS or any interpretation thereof; (b) any change in interest rates, exchange rates or economic, political, business or financial market conditions generally; (c) any change generally affecting any of the industries or markets in which the SIM Group operates, including any change in commodity prices; (d) the announcement or pendency of this Agreement or the consummation of the Transactions (including by reason of the identity of Acquiror, Panavision or any of their respective Affiliates or any communication by Acquiror, Panavision or any of their respective Affiliates regarding their respective plans or intentions with respect to the business of SIM or any of its Subsidiaries, and including the impact thereof on relationships with customers, suppliers, distributors, partners or employees or others having business relationships with SIM or any of its Subsidiaries) (provided, that this clause (d) shall not be applicable with respect to the representations and warranties in Section 5.4 and the condition in Section 11.2(a), in either case, to the extent that its purpose is to address the consequences resulting from the consummation of the Transactions); (e) the compliance with the terms of this Agreement or the

Ancillary Agreements or the taking of any action, or the failure to take any action, in each case, required by this Agreement or the Ancillary Agreements; (f) any natural disaster; (g) any acts of terrorism or war or the outbreak or escalation of hostilities or change in geopolitical conditions; (h) any failure, in and of itself, by the SIM Group to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period ending before, on or after the date of this Agreement (although the underlying facts and circumstances resulting in such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a “SIM Material Adverse Effect” except to the extent otherwise excluded under any other sub-clause of this definition); (i) any litigation or dispute between the parties hereto or any of their respective Affiliates arising from or relating to this Agreement; or (j) any action taken (or omitted to be taken) at the request of Acquiror or SIM Acquisition Sub; provided, further, that any event, state of facts, development, change, circumstance, occurrence or effect referred to in clauses (a), (b), (c), (f) or (g) above may be taken into account in determining if a SIM Material Adverse Effect has occurred to the extent it has a materially disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the SIM Group, taken as a whole, relative to similarly situated companies in the industries in which the SIM Group conducts its operations.

“SIM Material Contracts” has the meaning specified in Section 5.12(a).

“SIM Minimum Capex Target” has the meaning specified in Section 8.16.

“SIM NWC Methodology” means the illustrative methodology for the calculation of Net Working Capital of SIM set forth in Exhibit E-2.

“SIM Option” means an option to purchase a share of SIM Capital Stock granted under the SIM Stock Incentive Plan or the SIM Individual Option Agreements.

“SIM Optionholders” means the holders of SIM Options as of immediately prior to the Effective Time and prior to the exercise thereof as contemplated herein.

“SIM Permit” has the meaning specified in Section 5.18.

“SIM Purchase Price” has the meaning specified in Section 3.2(a).

“SIM R&W Policy” has the meaning specified in Section 10.5.

“SIM Real Property” means all Leased Real Property of the SIM Group.

“SIM Real Property Leases” has the meaning specified in Section 5.12(a)(iv).

“SIM Registered Intellectual Property” has the meaning specified in Section 5.21(a).

“SIM Related Group” has the meaning specified in Section 5.32.

“SIM Related Party Contract” has the meaning specified in Section 5.24.

“SIM Seller Related Party Transaction” has the meaning specified in Section 6.7.

“SIM Sellers” means all Persons who collectively hold 100% of the SIM Shares as of immediately prior to the Effective Time (including, for the avoidance of doubt, any SIM Shares issued upon the exercise of any SIM In The Money Options in accordance with Section 3.5(a)).

“SIM Shareholders’ Agreement” means the Unanimous Shareholders Agreement, dated as of May 2, 2013, by and among SIM and the shareholders party thereto, as amended on November 1, 2016.

“SIM Shares” has the meaning specified in the Recitals.

“SIM Stock Incentive Plan” means the SIM Key Employee Stock Option Plan, dated May 2, 2013, and the SIM Individual Option Agreements as set forth in Section 1.1 of the SIM Disclosure Letter.

“SIM Target Closing Date NWC” means an amount, expressed in U.S. dollars, equal to $CAD 6,616,706 converted into U.S. dollars by using the average exchange rate as published in The Wall Street Journal for each of the three (3) Business Days ending on the third (3rd) Business Day prior to the Closing.

“SIM Transaction Expenses” means, without duplication, (a) except as otherwise expressly contemplated by this definition, any fees and expenses incurred by or on behalf of, and payable by, any member of the SIM Group as a result of or in connection with the Transactions (including, except as provided in clause (g) of the definition of “Acquiror Transaction Expenses,” the preparation of the Proxy Statements and the Registration Statement) in respect of legal counsel, financial advisors and accountants (including audit-related services with respect to the SIM Group only) (except as would constitute Acquiror Transaction Expenses pursuant to clause (f) of the definition thereof), (b) the applicable portion of the premiums and related costs of the SIM R&W Policy to be treated as “SIM Transaction Expenses” pursuant to Section 10.5, (c) 50% of any filing (or similar) fees payable to Antitrust Authorities in connection with the Purchase or payable in connection with the Investment Canada Act, (d) 50% of the costs of the D&O Tail Policy to be obtained by SIM pursuant to Section 8.12, (e) any severance, change in control, stay bonus, transaction bonus, retention or similar amounts payable, in each case, by any member of the SIM Group to any current or former director, officer, employee, other individual service provider, consultant or financial advisor of any member of the SIM Group as a result of the consummation of the Transactions (but excluding any accrued severance included in Indebtedness or any amounts payable as a result of any termination of employment or service or any other event that occurs after the Closing (other than any payment that is contingent upon the satisfaction of any employee retention target date or similar milestone under a retention, transaction bonus or similar plan)), (f) the employer’s portion of any payroll, social security or similar Taxes attributable to any compensation payable in respect of the amounts set forth in the immediately preceding clause (e), (g) any SIM 280G Losses, (h) the employer’s portion and the employee’s portion (to the extent funded by the employer) of income, payroll, social security or similar Taxes attributable to, or arising in respect of, the exercise, surrender, cancellation or termination of SIM Options as contemplated by this Agreement, and (i) any fees, expenses or liabilities related to or arising out of a “Default” or “Event of Default” under the SIM Credit

Agreement or any amendment to, or Contract or arrangement with respect to, any SIM Loan Document (including the negotiation, execution or delivery thereof); provided, that any filing (or similar) fees payable to Antitrust Authorities in connection with the Merger shall not constitute “SIM Transaction Expenses” and shall be borne by Acquiror and Panavision in accordance with this Agreement. For the avoidance of doubt, “SIM Transaction Expenses” shall (x) include all fees and expenses payable by any member of the SIM Group to Stikeman Elliott LLP, Hodgson Russ LLP, RSM Canada LLP or Marckenz Group Capital Partners in connection with the Transactions (except, for the avoidance of doubt, for any fees and expenses incurred by any of the foregoing that are Acquiror Transaction Expenses), including, for the avoidance of doubt, any fees and expenses incurred in connection with the Debt Financing or the PIPE Investment and the preparation of the Proxy Statements or the Registration Statement, and (y) solely for purposes of the determinations and calculations set forth in Section 3.9 and Section 3.10, exclude any amounts required to be paid by Acquiror on behalf of the SIM Group pursuant to the penultimate sentence of Section 14.6.

“SIM Unaudited Financial Statements” has the meaning specified in Section 5.8(a).

“SIM Waived 280G Benefits” has the meaning specified in Section 8.9(b).

“Sponsor” means Saban Sponsor LLC, a Delaware limited liability company.

“Sponsor II” has the meaning specified in the Recitals.

“Sponsor Convertible Note” means that certain unsecured convertible promissory note issued by Acquiror on March 12, 2018, pursuant to which Acquiror may borrow up to $1,000,000 from Sponsor from time to time.

“Sponsor-Designated Directors” means the members of the Acquiror Board designated by Sponsor pursuant to the Director Composition and Standstill Agreement.

“Stockholder Delivery Time” has the meaning specified in Section 12.1(e).

“Straddle Period” means any Tax period that begins on or before and ends after the Closing Date.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which 50% or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person or with respect to which such Person has the power to elect or direct the election of more than 50% of the members of the governing body of such entity.

“Surviving Corporation” has the meaning specified in Section 2.1(b).

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing.

“Taxes” means (a) all federal, state, provincial, local, non-United States or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, employment, excise, capital gains, severance, stamp, stamp duty reserve, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, goods and services, harmonized sales, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative, add-on minimum, estimated and other taxes, fees, assessments, levies, tariffs, charges or duties of any kind, in each case, in the nature of taxes (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority and (b) any amounts described in clause (a) of this definition as a result of being (x) prior to the Closing, a member of an affiliated, consolidated, combined, unitary or other similar group or (y) liable for another Person’s Taxes as a transferee or successor, by Contract (other than Contracts entered into in the ordinary course of business and that do not relate primarily to Taxes) or otherwise.

“Terminating Acquiror Breach” has the meaning specified in Section 12.1(f).

“Terminating Company Breach” has the meaning specified in Section 12.1(e).

“Top Panavision Customers” has the meaning specified in Section 4.30(a).

“Top Panavision Vendors” has the meaning specified in Section 4.30(a).

“Top SIM Customers” has the meaning specified in Section 5.30(a).

“Top SIM Vendors” has the meaning specified in Section 5.30(a).

“Trade Control Laws” has the meaning specified in Section 4.26(a).

“Transaction Proposals” has the meaning specified in Section 10.1(b).

“Transaction Tax Deductions” means the sum of all items of losses, deductions or credits, without duplication and only to the extent deductible on a more-likely-than-not basis for applicable income Tax purposes in the Pre-Closing Tax Period on a Tax Return of any member of the Company Groups, resulting from or attributable to (a) the Panavision Transaction Expenses and the SIM Transaction Expenses, as applicable (regardless of whether such items remain unpaid as of the Closing), (b) the repayment of any Closing Date Indebtedness required to be paid at the Closing or as otherwise contemplated to be repaid at the Closing by this Agreement (including any capitalized financing fees, costs and expenses that become currently deductible as a result thereof), (c) payments to holders of any In The Money Panavision Options pursuant to Section 3.1(e) and (d) the employer portion of any payroll, social security or similar Taxes related to any payments made in connection with the Transactions, including to holders of any In The Money Panavision Options pursuant to Section 3.1(e) and payments described under clause (f) of the definition of “Panavision Transaction Expenses.” For this purpose, the parties agree to assume that seventy percent (70%) of any success based fees within the scope of Internal Revenue Service Revenue Procedure 2011-29 are deductible.

“Transactions” has the meaning specified in the Recitals.

“Transfer Taxes” has the meaning specified in Section 10.3(e).

“Transition Tax Obligations” means, with respect to any Person, such Person’s net Tax liability under Section 965 of the Code; provided, that if such Person properly elects pursuant to Section 965(h) of the Code to pay such net Tax liability in installments (or the Tax Return in respect of which such election would be made has not yet been filed as of the Closing Date), Transition Tax Obligations shall equal the sum of the present value of each such installment discounted from the due date of such installment to the Closing Date (using a discount rate of seven percent (7%), compounded annually).

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Trust Account” means the account established by Acquiror for the benefit of its public shareholders at the Trustee.

“Trust Agreement” has the meaning specified in Section 7.10.

“Trustee” has the meaning specified in Section 7.10.

Section 1.2 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article,” “Section,” “Exhibit” or “Schedule” refer to the specified Article, Section, Exhibit or Schedule of this Agreement; (v) the word “including” shall mean “including, without limitation”; (vi) the word “or” shall mean “and/or”; (vii) references to any Contract are to that Contract as amended, modified or supplemented from time to time; provided, that such amendment, modification or supplement is not effected in a manner that results in a breach of any covenant or agreement in this Agreement; (viii) references to any Person include the successors and permitted assigns of that Person; and (ix) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including e-mail and electronic media) in a visible form.

(b) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(d) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(e) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP, unless otherwise indicated herein.

(f) References to “$” shall mean U.S. dollars, unless otherwise indicated herein.

(g) The terms “provided,” “made available” and words of similar import, when used with respect to any item provided or made available by the Companies or the Holder Representatives, shall include any and all information that has been posted prior to execution and delivery of this Agreement by the parties hereto on the date hereof in the electronic data room established by Panavision or SIM, as applicable, in connection with the Transactions. Section 1.2(g) of the Panavision Disclosure Letter or of the SIM Disclosure Letter, as applicable, will contain the index of the applicable data room as of such date (including notations of the upload date and time for all items contained therein).

(h) The term “the other parties” when used in the context of the phrase “by written notice to the other parties” or phrases of similar import, for the avoidance of doubt, shall only include the Companies, the Holder Representatives and Acquiror, and shall exclude the SIM Sellers (it being understood and agreed that the SIM Holder Representative shall act on behalf of each such SIM Seller for purposes of such notice and otherwise under this Agreement pursuant to the authorization granted pursuant to Section 13.1).

ARTICLE II

THE TRANSACTIONS; CLOSING

Section 2.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Acquiror, Panavision Acquisition Sub and Panavision (Panavision Acquisition Sub and Panavision sometimes being referred to herein as the “Constituent Corporations”) shall cause Panavision Acquisition Sub to be merged with and into Panavision, with Panavision being the surviving corporation in the Merger at the Effective Time. The Merger shall be consummated in accordance with this Agreement and evidenced by a certificate of merger with respect to the Merger, in a form in accordance with the relevant provisions of the DGCL and reasonably satisfactory to the Constituent Corporations (as so filed, the “Certificate of Merger”) and executed by the Constituent Corporations in accordance with the relevant provisions of the DGCL, such Merger to be effective as of the Effective Time.

(b) Upon consummation of the Merger, the separate corporate existence of Panavision Acquisition Sub shall cease and Panavision, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL as a wholly owned subsidiary of Acquiror.

Section 2.2 Effects of the Merger. At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers, property and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers, property and franchises of each of the Constituent Corporations, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, and all choses in action belonging to each such corporation, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers, property and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of either Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.

Section 2.3 The Purchase. Upon the terms and subject to the conditions set forth in this Agreement (including the delivery of the SIM Compulsory Sale Notice by the Dragging SIM Holders and the execution of a Joinder Agreement by each of the Dragged SIM Holders (whether directly or by a Power of Attorney), in each case, pursuant to Section 11.2(p)), at the Closing, the SIM Sellers shall sell to SIM Acquisition Sub, free and clear of all Liens (other than Liens arising under applicable securities Laws, Liens of the type described in clause (h) of the definition of “Permitted Liens,” Liens arising under any of the Ancillary Agreements or those restrictions on transfer contained in the governing documents of SIM), and SIM Acquisition Sub shall purchase from the SIM Sellers, all but not less than all of the SIM Shares.

Section 2.4 Closing; Effective Time.

(a) In accordance with the terms and subject to the conditions of this Agreement, the closing of the Transactions (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 300 South Grand Avenue, Suite 3400, Los Angeles, California 90071, at 10:00 a.m. (Pacific Time) on the date that is two (2) Business Days after the first date on which all conditions set forth in Article XI shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of those conditions) or such other time and place as Acquiror, the Panavision Holder Representative and the SIM Holder Representative may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

(b) Upon the terms and subject to the conditions set forth in Article XI, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, Acquiror, Panavision Acquisition Sub and Panavision shall cause the Certificate of Merger to be executed and duly submitted for filing with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and Panavision in writing and specified in the Certificate of Merger (the “Effective Time”).

Section 2.5 Deliveries at the Closing. Subject to the terms and conditions of this Agreement:

(a) Deliveries by Panavision. At the Closing, Panavision shall deliver, or cause to be delivered, to Acquiror and Panavision Acquisition Sub (i) all of the certificates, instruments and other documents required to be delivered by Panavision, the Panavision Holder Representative or the Principal Panavision Holders pursuant to Section 11.2; and (ii) such other documents as Acquiror reasonably requests at least five (5) Business Days prior to the Closing Date and are reasonably necessary to consummate the Transactions.

(b) Deliveries by the SIM Sellers. At the Closing, the SIM Holder Representative shall deliver on behalf of the SIM Sellers to Acquiror and SIM Acquisition Sub (i) all of the certificates, instruments and other documents required to be delivered by SIM, the SIM Holder Representative or the SIM Sellers pursuant to Section 11.2; and (ii) such other documents as Acquiror reasonably requests at least five (5) Business Days prior to the Closing Date and are reasonably necessary to consummate the Transactions.

(c) Deliveries by Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub. At the Closing, Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub shall deliver, or cause to be delivered, the following:

(i) to the Exchange Agent, (A) the number of Acquiror Common Shares equal to (1) the Aggregate Panavision Stock Consideration, less (2) the portion of the Aggregate Panavision Stock Consideration payable to Panavision for further distribution to the holders of In The Money Panavision Options at the Closing pursuant to Section 2.5(c)(vi), less (3) the portion of the Aggregate Panavision Stock Consideration payable to Panavision for further distribution to the Panavision Catch-up Plan Participants at the Closing pursuant to Section 2.5(c)(x), (B) the aggregate number of Panavision Contingent Shares into which all shares of Panavision Common Stock have been converted into the right to receive pursuant to Section 3.1(a), and (C) by wire transfer of immediately available funds, (x) an amount equal to (1) the Aggregate Panavision Cash Consideration, less (2) the portion of the Aggregate Panavision Cash Consideration payable to the holders of In The Money Panavision Options at the Closing pursuant to Section 2.5(c)(vi), less (3) the portion of the Aggregate Panavision Cash Consideration payable to the Panavision Catch-up Plan Participants at the Closing pursuant to Section 2.5(c)(x) less (y) an amount equal to (1) the Panavision Adjustment Escrow Amount, less (2) the portion of the Panavision Adjustment Escrow Amount to be deducted from the portion of the Aggregate Panavision Cash Consideration payable to the holders of In The Money Panavision Options pursuant to Section 3.1(e), Section 3.5 and Section 2.5(c)(vi), less (3) the portion of the Panavision Adjustment Escrow Amount to be deducted from the portion of the Aggregate Panavision Cash Consideration payable to the Panavision Catch-up Plan Participants pursuant to Section 3.1(f), Section 3.17 and Section 2.5(c)(x), less (z) an amount equal to (1) the Panavision Holder Representative Expense Amount, less (2) the portion of the Panavision Holder Representative Expense Amount to be deducted from the portion of the Aggregate Panavision Cash Consideration payable to the holders of In The Money Panavision Options pursuant to Section 3.1(e), Section 3.5 and Section 2.5(c)(vi), less (3) the portion of the Panavision Holder

Representative Expense Amount to be deducted from the portion of the Aggregate Panavision Cash Consideration payable to the Panavision Catch-up Plan Participants pursuant to Section 3.1(f), Section 3.17 and Section 2.5(c)(x), in each case, in accordance with the Panavision Funds Flow, with each such holder’s respective portion of such amounts determined pursuant to Section 3.1(d), Section 3.8, Section 3.16(b) and the other applicable provisions of this Agreement;

(ii) to the Exchange Agent, (A) the number of Acquiror Common Shares equal to the Aggregate SIM Stock Consideration, and (B) by wire transfer of immediately available funds, (x) an amount equal to the Aggregate SIM Cash Consideration, less (y) an amount equal to the SIM Adjustment Escrow Amount, less (z) an amount equal to the SIM Holder Representative Expense Amount, in each case, in accordance with the SIM Funds Flow, with each such holder’s respective portion of such amounts determined pursuant to Section 3.2(b), Section 3.8 and the other applicable provisions of this Agreement;

(iii) to the Escrow Agent, by wire transfer of immediately available funds for deposit into separate escrow accounts, the Panavision Adjustment Escrow Amount and the SIM Adjustment Escrow Amount;

(iv) the aggregate amount of the Panavision Estimated Closing Date Unpaid Transaction Expenses and the SIM Estimated Closing Date Unpaid Transaction Expenses, in each case, by wire transfer of immediately available funds as directed by the Holder Representatives in the Panavision Funds Flow or the SIM Funds Flow, as applicable;

(v) to the applicable lenders or their designees, by wire transfer of immediately available funds to the bank account or accounts set forth in the Payoff Letters, an amount equal to the applicable Payoff Amount;

(vi) to Panavision, (A) the number of Acquiror Common Shares into which all In The Money Panavision Options have been converted into the right to receive pursuant to Section 3.5, (B) the aggregate number of Panavision Contingent Shares into which all In The Money Panavision Options have been converted into the right to receive pursuant to Section 3.5, and (C) by wire transfer of immediately available funds, (x) an amount equal to the Aggregate Panavision Cash Consideration into which all In The Money Panavision Options have been converted into the right to receive pursuant to Section 3.5, less (y) the portion of the Panavision Adjustment Escrow Amount to be deducted from the portion of the Aggregate Panavision Cash Consideration payable to the holders of In The Money Panavision Options pursuant to Section 3.1(e) and Section 3.5, less (z) the portion of the Panavision Holder Representative Expense Amount to be deducted from the portion of the Aggregate Panavision Cash Consideration payable to the holders of In The Money Panavision Options pursuant to Section 3.1(e) and Section 3.5, in each case, in accordance with the Panavision Funds Flow for further distribution to the holders of In The Money Panavision Options in accordance with Section 3.5, with such holder’s respective portion of such amounts determined pursuant to Section 3.1(e), Section 3.5 and the other applicable provisions of this Agreement;

(vii) [Intentionally omitted];

(viii) to the Panavision Holder Representative, by wire transfer of immediately available funds to the bank account or accounts set forth in the Panavision Funds Flow, an amount equal to the Panavision Holder Representative Expense Amount for purposes of satisfying the costs, expenses or liabilities incurred by the Panavision Holder Representative (in its capacity as such) in connection with this Agreement and the Ancillary Agreements;

(ix) to the SIM Holder Representative, by wire transfer of immediately available funds to the bank account or accounts set forth in the SIM Funds Flow, an amount equal to the SIM Holder Representative Expense Amount for purposes of satisfying the costs, expenses or liabilities incurred by the SIM Holder Representative (in its capacity as such) in connection with this Agreement and the Ancillary Agreements;

(x) to Panavision, (A) the aggregate number of Acquiror Common Shares that the Panavision Catch-up Plan Participants are entitled to receive pursuant to Section 3.17, (B) the aggregate number of Panavision Contingent Shares that the Panavision Catch-up Plan Participants are entitled to receive pursuant to Section 3.17, and (C) by wire transfer of immediately available funds, (x) an aggregate amount equal to the Aggregate Panavision Cash Consideration that the Panavision Catch-up Plan Participants are entitled to receive pursuant to Section 3.17, less (y) the portion of the Panavision Adjustment Escrow Amount to be deducted from the portion of the Aggregate Panavision Cash Consideration payable to the Panavision Plan Participants pursuant to Section 3.17 and Section 3.1(f), less (z) the portion of the Panavision Holder Representative Expense Amount to be deducted from the portion of the Aggregate Panavision Cash Consideration payable to the Panavision Catch-up Plan Participants pursuant to Section 3.17 and Section 3.1(f), in each case, in accordance with the Panavision Funds Flow for further distribution to the Panavision Catch-up Plan Participants in accordance with Section 3.17, with such holder’s respective portion of such amounts determined pursuant to Section 3.17, Section 3.1(f), Section 3.16(b) and the other applicable provisions of this Agreement;

(xi) all of the certificates, instruments and other documents required to be delivered pursuant to Section 11.3 and Section 11.4; and

(xii) such other documents as the Companies or the Holder Representatives reasonably request at least five (5) Business Days prior to the Closing Date and are reasonably necessary to consummate the Transactions.

The Panavision Holder Representative shall provide Acquiror at least three (3) Business Days prior to the Closing Date with a flow of funds setting forth the amounts (and calculations thereof) to be paid pursuant to clause (i), clause (iv) (solely to the extent related to the Panavision Estimated Closing Date Unpaid Transaction Expenses), clause (vi) (including the amount distributable by Panavision to each holder of In The Money Panavision Options pursuant to such clause) and clause (x) (including the amount distributable by Panavision to each Panavision Catch-up Plan Participant pursuant to such clause) of this Section 2.5(c), each of which shall be calculated in accordance with the terms and conditions of this Agreement, along with wire instructions therefor for purposes of the payments pursuant to this Section 2.5(c) (and not, for the avoidance of doubt, any further distributions to the Panavision Holders or the Panavision Catch-up Plan Participants after giving effect to such payments in accordance with this Agreement) (the “Panavision Funds Flow”). The SIM Holder Representative shall provide Acquiror at least three (3) Business Days prior to the Closing Date with a flow of funds setting forth the amounts (and calculations thereof) to be paid pursuant to clause (ii), clause (iv) (solely to the extent related to the SIM Estimated Closing Date Unpaid Transaction Expenses), each of which shall be calculated in accordance with the terms and conditions of this Agreement, along with wire instructions therefor (the “SIM Funds Flow”). Notwithstanding the foregoing, each of the Companies shall review any comments to the Panavision Funds Flow or the SIM Funds Flow, as applicable, provided by Acquiror prior to the Closing and consider, in good faith, any changes proposed by Acquiror to the Panavision Funds Flow or the SIM Funds Flow, as applicable (it being understood and agreed that in no event shall the foregoing delay or otherwise affect a party’s obligation to effect the Closing when required pursuant to this Agreement). Each of the Companies, the Holder Representatives and the SIM Sellers (including, for the avoidance of doubt, each of the Dragged SIM Holders upon execution of a Joinder Agreement (whether directly or by a Power of Attorney), in each case, pursuant to Section 11.2(p)) hereby acknowledges and agrees that Acquiror shall not be liable for any payments made in accordance with, and waives any claims arising from Acquiror’s reliance upon, the Panavision Funds Flow or the SIM Funds Flow or this Section 2.5(c), or for any allocation of such payments among individual Panavision Holders, Panavision Catch-up Plan Participants and SIM Sellers in accordance herewith and therewith.

Section 2.6 Governing Documents.

(a) At the Effective Time, Acquiror shall cause the Acquiror Governing Documents to be amended and restated in their entirety in the forms attached hereto as Exhibit H-1 and Exhibit H-2, respectively, and as so amended and restated shall be the certificate of incorporation and bylaws of Acquiror until thereafter amended as provided therein and under the DGCL.

(b) At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended and restated in their entirety in the forms attached hereto as Exhibit H-3 and Exhibit H-4, respectively, and as so amended and restated shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.

Section 2.7 Further Assurances. Prior to the Effective Time, and in accordance with the terms and subject to the conditions of this Agreement, each of the parties hereto shall take or cause to be taken all such actions as may be reasonably necessary in order to effectuate, as expeditiously as possible, the Transactions in accordance with the other terms and conditions of this Agreement. Notwithstanding the foregoing, in the event that actions contemplated by this Section 2.7 relate to the subject matter addressed by any other covenant or agreement contained in this Agreement, such other covenant or agreement contained in this Agreement shall govern and control.

ARTICLE III

EFFECTS OF THE TRANSACTIONS; CONSIDERATION

Section 3.1 Merger Consideration; Treatment of Panavision Common Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Common Stock, par value $0.01 per share, of Panavision (“Panavision Common Stock”) or any other Person, each share of Panavision Common Stock that is issued and outstanding immediately prior to the Effective Time (other than (i) shares of Panavision Common Stock, if any, held in the treasury of Panavision, which treasury shares shall be canceled as part of the Merger and shall not constitute “Panavision Common Stock” hereunder, and (ii) Dissenting Shares (each such share of Panavision Common Stock referred to in clauses (i) and (ii) above, an “Excluded Share” and, collectively, “Excluded Shares”)) shall be canceled and cease to exist and shall be converted into and become (A) the right to receive the applicable portion of the Merger Consideration as determined pursuant to Section 3.1(d) and (B) the right to receive the applicable portion of the Panavision Contingent Shares as determined pursuant to Section 3.16(b).

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Panavision Acquisition Sub or any other Person, each share of Common Stock, par value $0.001 per share, of Panavision Acquisition Sub shall be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation.

(c) Subject to the adjustments set forth in Section 3.4 and Section 3.10, the “Merger Consideration” shall consist of: (x) cash in an amount equal to (i) $368,500,000.00, plus (ii) the amount, if any, by which Panavision Estimated Closing Date NWC exceeds Panavision Target Closing Date NWC, less (iii) the amount, if any, by which Panavision Target Closing Date NWC exceeds Panavision Estimated Closing Date NWC, less (iv) Panavision Estimated Closing Date Indebtedness, plus (v) Panavision Estimated Closing Date Cash, less (vi) Panavision Estimated Closing Date Unpaid Transaction Expenses, less (vii) the Panavision Estimated Capex Shortfall, if any (such resulting amount, the “Aggregate Panavision Cash Consideration”); and (y) 8,100,000 Acquiror Common Shares (the “Aggregate Panavision Stock Consideration”).

(d) Subject to Section 3.6, Section 3.8, Section 3.10 and Section 3.11, each Panavision Holder of Panavision Common Stock (other than in respect of Excluded Shares) shall be entitled to receive a portion of the Merger Consideration equal to (i) the Merger Consideration Per Fully Diluted Panavision Share, multiplied by (ii) the number of shares of Panavision Common Stock held by such Panavision Holder immediately prior to the Effective Time. Such amount payable pursuant to this Section 3.1(d) in respect of the Merger Consideration delivered to the Exchange Agent at the Closing pursuant to Section 2.5(c)(i) shall be apportioned between cash and Acquiror Common Shares in the proportion that the Aggregate Panavision Cash Consideration bears to the value of the Aggregate Panavision Stock Consideration (at a deemed value of $10.00 per share).

(e) At the Effective Time, subject to Section 3.5 and Section 3.10, by virtue of the Merger and without any action on the part of any Panavision Optionholder or any other Person, each Panavision Holder of In The Money Panavision Options shall be entitled to receive a portion of the Merger Consideration equal to (i) the product of (x) the Merger Consideration Per Fully Diluted Panavision Share, multiplied by (y) the aggregate number of shares of Panavision Common Stock issuable upon exercise in full of all In The Money Panavision Options held by such Panavision Holder immediately prior to the Effective Time, less (ii) the sum of the exercise prices payable upon exercise of all In The Money Panavision Options held by such Panavision Holder immediately prior to the Effective Time (for the avoidance of doubt, excluding, in each case, any Panavision Options to be cancelled as of the Effective Time pursuant to Section 3.5). Such amount payable to a Panavision Optionholder pursuant to this Section 3.1(e) in respect of the Merger Consideration delivered to Panavision at the Closing pursuant to Section 2.5(c)(vi) shall be apportioned between cash and Acquiror Common Shares in the proportion that the Aggregate Panavision Cash Consideration bears to the value of the Aggregate Panavision Stock Consideration (at a deemed value of $10.00 per share).

(f) At the Effective Time, subject to Section 3.17, by virtue of the Merger and without any action on the part of any Panavision Catch-up Plan Participant or any other Person, each Panavision Catch-up Plan Participant shall be entitled to receive a portion of the Merger Consideration (if any) that such Panavision Catch-up Plan Participant is entitled to receive pursuant to, and on the terms and subject to the conditions of, the Panavision Catch-up Plan (such aggregate amount payable to the Panavision Catch-up Plan Participants pursuant to the Panavision Catch-up Plan, the “Panavision Catch-up Plan Payments”). The Panavision Catch-up Plan Payments payable to the Panavision Catch-up Plan Participants pursuant to this Section 3.1(f) in respect of the Merger Consideration delivered to Panavision at the Closing pursuant to Section 2.5(c)(x) shall be apportioned between cash and Acquiror Common Shares in the proportion that the Aggregate Panavision Cash Consideration bears to the value of the Aggregate Panavision Stock Consideration (at a deemed value of $10.00 per share).

For purposes of the foregoing, the “Merger Consideration Per Fully Diluted Panavision Share” shall mean (i) the sum of (A) the Merger Consideration, plus (B) the Aggregate Panavision Option Exercise Price, less (C) the Panavision Catch-up Plan Payments, divided by (ii) the Aggregate Fully Diluted Shares of Panavision Common Stock. For purposes of the foregoing, the “Aggregate Panavision Option Exercise Price” shall be the sum total of all exercise prices of all Panavision Options outstanding, unexercised and In The Money immediately prior to the Effective Time (excluding any Panavision Options to be cancelled as of the Effective Time pursuant to Section 3.5).

Section 3.2 SIM Purchase Price.

(a) Subject to the adjustments set forth in Section 3.4 and Section 3.10, the “SIM Purchase Price” shall consist of (x) cash in an amount equal to (i) $110,000,000, plus (ii) the amount, if any, by which SIM Estimated Closing Date NWC exceeds SIM Target Closing Date NWC, less (iii) the amount, if any, by which SIM Target Closing Date NWC exceeds SIM Estimated Closing Date NWC, less (iv) SIM Estimated Closing Date Indebtedness, plus (v) SIM Estimated Closing Date Cash, less (vi) SIM Estimated Closing Date Unpaid Transaction Expenses, less (vii) the SIM Estimated Capex Shortfall, if any (such resulting amount, the “Aggregate SIM Cash Consideration”); and (y) 3,100,000 Acquiror Common Shares (the “Aggregate SIM Stock Consideration”).

(b) Subject to Section 3.8, Section 3.10 and Section 3.11, each SIM Seller shall be entitled to receive a portion of the SIM Purchase Price equal to (i) the Purchase Price Per Fully Diluted SIM Share, multiplied by (ii) the number of shares of SIM Capital Stock held by such SIM Seller immediately prior to the Effective Time. Such amount shall be apportioned between cash and Acquiror Common Shares in the proportion that the Aggregate SIM Cash Consideration bears to the value of the Aggregate SIM Stock Consideration (at a deemed value of $10.00 per share). For purposes of this Section 3.2(b), “Purchase Price Per Fully Diluted SIM Share” means (x) the SIM Purchase Price, divided by (y) the Aggregate Fully Diluted Shares of SIM Capital Stock.

(c) Each holder of vested SIM Options (including those that would be vested as a result of the Purchase) shall be offered the opportunity to surrender such SIM In The Money Option (as provided in Section 3.5(a)) as to its “in the money” value (based on the SIM Board of Directors or Granite approved estimate of the consideration payable under this Agreement), less any applicable withholding Taxes, and to receive the net value (after such withholding Taxes) in the form of SIM Shares (valued on the same basis), provided that such holder (i) surrenders such SIM Options in full, conditional only upon the Closing occurring and (ii) irrevocably agrees that any unexercised SIM Options will be terminated and expire as of the Closing. SIM shall pay the applicable amount of withholding Taxes to the applicable Governmental Authorities (and upon request may require such amount to be loaned to it at Closing by SIM Acquisition Sub, in which case it shall be treated as Indebtedness of SIM under this Agreement). For purposes of this Agreement, with respect to the SIM Options, the term “exercise” and “surrender” shall each mean exercise or surrender, as applicable.

(d) If SIM issues warrants to any SIM Seller in connection with the issuance of debt securities to such SIM Seller permitted by this Agreement prior to the Closing Date, the terms thereof shall ensure that the right to acquire SIM Shares thereunder (and such warrants and any other rights of the holder thereunder) shall, automatically without any further action of any Person and without any consideration, terminate at the Closing and shall not be exercisable (either at the option of the holder thereof or upon the occurrence of any other event) unless this Agreement is terminated in accordance with its terms. Any warrants to be issued by SIM following the date hereof and prior to the Closing (i) will have an exercise price equal to the Purchase Price Per Fully Diluted SIM Share and (ii) shall contain terms and conditions, and otherwise be in a form satisfactory to each of Acquiror, Panavision and the Panavision Holder Representative. Notwithstanding anything to the contrary in this Agreement, SIM may not, prior to the Closing, issue any warrants for the purposes described in this clause (d) except as otherwise expressly permitted by this Agreement.

Section 3.3 Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no certificate or scrip representing fractional Acquiror Common Shares shall be issued pursuant to this Article III, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Acquiror Common Shares. In lieu of any fractional shares, Acquiror shall pay each Panavision Holder, Panavision Catch-up Plan Participant and SIM Seller entitled to any Acquiror Common Shares, and such Panavision Holder, Panavision

Catch-up Plan Participant or SIM Seller shall be entitled to receive, an amount in cash (without interest), rounded up to the nearest cent, equal to the product obtained by multiplying (a) the fractional share interest to which such holder (after taking into account all Acquiror Common Shares held at the Effective Time by such Panavision Holder, Panavision Catch-up Plan Participant or SIM Seller) would otherwise be entitled by (b) $10.00.

Section 3.4 Adjustment to Aggregate Consideration.

(a) The Aggregate Panavision Stock Consideration and the Aggregate SIM Stock Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Acquiror Common Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Acquiror Securities after the date of this Agreement (including any of the foregoing in connection with the Domestication) and prior to the Effective Time so as to provide the Panavision Holders (other than holders of Excluded Shares), the Panavision Catch-up Plan Participants and the SIM Sellers with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Aggregate Panavision Stock Consideration and the Aggregate SIM Stock Consideration.

(b) In the event that Acquiror Common Shares are redeemed pursuant to Acquiror Share Redemptions for an aggregate redemption price in excess of $25,000,000 (such excess, the “Excess Redemption Amount”), the Aggregate Panavision Cash Consideration shall be reduced by an amount equal to the Excess Redemption Amount and shall be replaced by an increase in the number of Acquiror Common Shares equal to the quotient obtained by dividing (i) the Excess Redemption Amount by (ii) $10.00 (such resulting amount, the “Additional Stock Consideration”). The Additional Stock Consideration shall be part of the Aggregate Panavision Stock Consideration.

(c) In the event that, after giving effect to the payments of the Aggregate Panavision Cash Consideration and the Aggregate SIM Cash Consideration as calculated pursuant to Section 3.1(c) and Section 3.2(a), respectively, and as adjusted pursuant to Section 3.4(b), Acquiror reasonably and in good faith determines that (based on the Estimated Closing Statements, the proceeds of the Debt Financing, the PIPE Investment and any Alternative Financing, the aggregate amount of Acquiror Share Redemptions and the payments contemplated to be made by Acquiror at the Closing pursuant to this Agreement (including, without duplication, (i) the outstanding balance of any Acquiror Transaction Expenses, (ii) the portion of the Aggregate Panavision Cash Consideration to be paid to the Escrow Agent in respect of the Panavision Adjustment Escrow Amount and to the Panavision Holder Representative in respect of the Panavision Holder Representative Expense Amount and (iii) the portion of the Aggregate SIM Cash Consideration to be paid to the Escrow Agent in respect of the SIM Adjustment Escrow Amount and to the SIM Holder Representative in respect of the SIM Holder Representative Expense Amount, as applicable)) the sum of, without duplication, (I) the Cash and Cash Equivalents on Acquiror’s consolidated balance sheet (including, for the avoidance of doubt, the Cash and Cash Equivalents of the Panavision Group and the SIM Group (including $15 million related to restricted subrent cash), and after reduction for any amounts included in the calculation of the Cash and Cash Equivalents of the Panavision Group or the SIM

Group, as applicable, in accordance with the penultimate sentence of Section 14.6) and (II) the Available Acquiror Cash that is remaining after giving effect to the payments contemplated to be made by Acquiror at the Closing pursuant to this Agreement (including the outstanding balance of any Acquiror Transaction Expenses and including any amounts required to be delivered to Acquiror’s balance sheet at the Closing pursuant to Section 11.4(e)(ii)), in each case, on a pro forma basis immediately following the Closing (the “Acquiror Cash Amount”) is less than the Minimum Cash Target Amount (the amount by which the Minimum Cash Target Amount exceeds the Acquiror Cash Amount, the “Minimum Cash Shortfall”) then, upon written notice to the Holder Representatives at least three (3) Business Days prior to the Closing, (i) the Aggregate Panavision Cash Consideration payable at the Closing shall be reduced by an amount in cash equal to the Minimum Cash Shortfall, and (ii) the Aggregate Panavision Stock Consideration payable at the Closing shall be increased by a number of Acquiror Common Shares equal to the quotient obtained by dividing (A) the Minimum Cash Shortfall by (B) $10.00. Acquiror shall, and shall cause its Affiliates (including Sponsor) to, promptly provide the Panavision Holder Representative and its Representatives reasonable access, during normal business hours and upon prior written notice, in such manner as to not unreasonably interfere with the normal operation of Acquiror and its Affiliates, to the Books and Records, supporting documentation, properties, personnel, advisors and (subject to the execution of customary work paper access letters if requested) work papers and auditors of Acquiror and its Affiliates (including Sponsor) relating to the calculation of the Minimum Cash Shortfall and shall cause the personnel of Acquiror and its Affiliates (including Sponsor) to reasonably cooperate with the Panavision Holder Representative and its Representatives in connection with their review of such calculation. Notwithstanding anything to the contrary herein, Acquiror shall not make any adjustment to the form of consideration payable in respect of the Merger Consideration pursuant to this Section 3.4(c) without first (x) reasonably consulting with the Panavision Holder Representative in connection with its determination of the Minimum Cash Shortfall (if any), (y) considering in good faith the views and comments (if any) of the Panavision Holder Representative, and (z) accepting any reasonable comments proposed by or on behalf of the Panavision Holder Representative.

Section 3.5 Treatment of Options.

(a) At least five (5) Business Days prior to the Effective Time, SIM shall take all necessary action to fully accelerate the vesting of each SIM Option and provide each SIM Optionholder the opportunity to surrender such SIM Option at least one day prior to the Closing. If such SIM Options have an “in the money” value as determined in accordance with Section 3.2(c) (any such Option being referred to herein as a “SIM In The Money Option”), SIM shall issue, prior to the Closing, to each such SIM Optionholder who elects to surrender his, her or its SIM In The Money Options in accordance with this Section 3.5(a) such number of SIM Shares equal to: (i) the aggregate number of SIM Shares issuable upon exercise in full of such SIM In The Money Options held by such SIM Optionholder; less (ii) such number of SIM Shares equal in value (as determined in accordance with Section 3.2(c)) to the sum of the exercise prices payable upon exercise of all the SIM In The Money Options held by such SIM Optionholder; less (iii) such number of SIM Shares equal in value (as determined in accordance with Section 3.2(c)) to the aggregate amount of any applicable withholding Taxes arising in connection with the exercise of the SIM In The Money Options by such SIM Optionholder. All unexercised SIM Options shall be terminated and expire as of the Closing without payment or consideration therefor.

(b) At the Effective Time, all Panavision Options that are outstanding as of immediately prior to the Effective Time, whether or not then vested or exercisable, shall, by virtue of the Merger and without any action on the part of any Panavision Optionholder or any other Person, if such Panavision Options have a per share exercise price less than the value of the Merger Consideration Per Fully Diluted Panavision Share (it being understood and agreed that, for the avoidance of doubt, the portion of the Merger Consideration Per Fully Diluted Panavision Share that consists of Acquiror Common Shares shall be based on an implied value of $10.00 per share of Acquiror Common Shares) (any such Option being referred to herein as “In The Money”), cease to represent a right to acquire shares of Panavision Common Stock and shall be converted into (i) the right to receive the applicable portion of the Merger Consideration, as determined pursuant to Section 3.1(e) (subject to any withholding Taxes); provided, however, that a portion of the Merger Consideration that is equal to (x) the sum of the Adjusted Panavision Adjustment Escrow Amount and the Adjusted Panavision Holder Representative Expense Amount, multiplied by (y) such holder’s Fully Diluted Percentage shall be, in the case of the Panavision Adjustment Escrow Amount, held in escrow in accordance with Section 2.5(c)(iii) and the Escrow Agreement or, in the case of the Panavision Holder Representative Expense Amount, held by the Panavision Holder Representative in accordance with Section 2.5(c)(viii), and Section 13.1, and (ii) the right to receive the applicable portion of the Panavision Contingent Shares as determined pursuant to Section 3.16(b) (subject to any withholding taxes; provided, that, prior to any amounts being withheld in respect of the receipt of the applicable portion of the Panavision Contingent Shares, the Company and the Panavision Holder Representative shall cooperate in good faith to reach agreement as to the fair market value of such Panavision Contingent Shares for purposes of such withholding). Any Panavision Options that are not In the Money shall be cancelled as of the Effective Time without payment therefor and shall have no further force or effect. Panavision shall, upon receipt of (x) the portion of the Aggregate Panavision Stock Consideration and the Aggregate Panavision Cash Consideration payable to Panavision pursuant to Section 2.5(c)(vi), or (y) any portion of the Merger Consideration pursuant to Section 3.10(f)(ii), Section 3.10(f)(iii) or Section 3.10(g)(ii) or Section 3.10(g)(iii), as promptly as practicable (and in any event not later than the next regularly scheduled payroll date of Panavision) take all actions necessary to distribute such Merger Consideration to the holders of In The Money Panavision Options in accordance with this Agreement.

Section 3.6 Treatment of Panavision Restricted Stock. At the Effective Time, by virtue of the Merger and without any action by any Panavision Stockholder or any other Person, each share of Panavision Common Stock subject to vesting, repurchase or other lapse of restrictions (“Panavision Restricted Stock”) that is outstanding under any Panavision Stock Incentive Plan immediately prior to the Effective Time shall, vest in full and shall be cancelled and converted, immediately prior to the Effective Time, into (a) the right to receive the applicable portion of the Merger Consideration, as determined pursuant to Section 3.1(d) (subject to any withholding Taxes) and (b) the right to receive the applicable portion of the Panavision Contingent Shares, as determined pursuant to Section 3.16(b) (subject to any withholding Taxes; provided, that, prior to any amounts being withheld in respect of the receipt of the applicable portion of the Panavision Contingent Shares, the Company and the Panavision Holder Representative shall cooperate in good faith to reach agreement as to the fair market value of such Panavision Contingent Shares for purposes of such withholding).

Section 3.7 Board Actions.

(a) Prior to the Effective Time, the Panavision Board (or, if appropriate, any committee thereof) shall adopt necessary resolutions and take all other actions necessary to effect the transactions described in Section 3.5 (with respect to the Panavision Options) Section 3.6 (with respect to the Panavision Restricted Stock) and Section 3.17 (with respect to the Panavision Catch-up Plan Participants).

(b) Prior to the date that is five (5) Business Days prior to the Effective Time, the Board of Directors of SIM (or, if appropriate, any committee thereof) shall adopt necessary resolutions and take all other actions necessary to effect the transactions described in Section 3.2(c) and Section 3.5 (with respect to the SIM Options).

Section 3.8 Payments and Exchange of Certificates.

(a) As promptly as practicable, and in any event at least twenty (20) Business Days prior to the Closing Date, Acquiror shall cause the Exchange Agent to mail or otherwise deliver to each holder of record of Panavision Common Stock a letter of transmittal, substantially in the form attached hereto as Exhibit I (collectively, the “Letters of Transmittal”). Granite, for and on behalf of each SIM Seller, shall deliver to the Exchange Agent, and the Exchange Agent shall have received, at or prior to the Closing, a certificate or certificates representing each SIM Seller’s SIM Shares (collectively, the “SIM Certificates”) (or an affidavit of loss in lieu thereof in accordance with Section 3.12), free and clear of all Liens (other than Liens arising under applicable securities Laws, Liens of the type described in clause (h) of the definition of “Permitted Liens,” Liens arising under any of the Ancillary Agreements or those restrictions on transfer contained in the governing documents of SIM), duly endorsed in blank or accompanied by stock powers or any other proper instrument of assignment in proper form for transfer, and to the extent a SIM Seller is not able to execute such stock power, executed by Granite via its Power of Attorney pursuant to Section 2.4 of the SIM Shareholders’ Agreement.

(b) At the Effective Time, Acquiror shall deposit, or Acquiror shall otherwise take all steps necessary to cause to be deposited, with the Exchange Agent pursuant to the Exchange Agent Agreement the portion of the Merger Consideration, the SIM Purchase Price and the Panavision Contingent Shares, in each case, required to be delivered to the Exchange Agent pursuant to Sections 2.5(c)(i) and 2.5(c)(ii) for the benefit of the Panavision Stockholders or the SIM Sellers, as applicable, which deposit shall be used solely and exclusively for purposes of paying the consideration specified in Section 3.1(d), Section 3.2(b) and Section 3.16(b) (for the avoidance of doubt, after, in the case of the Panavision Cash Consideration, deduction for the applicable portion of the Panavision Adjustment Escrow Amount and the Panavision Holder Representative Expense Amount, or, in the case of the SIM Cash Consideration, the SIM Adjustment Amount and the SIM Holder Representative Expense Amount, as applicable), and shall not be used to satisfy any other payment obligations of the Surviving Corporation or any other Person under this Agreement.

(c) At and after the Effective Time, in the case of each Panavision Stockholder, upon delivery of a duly completed and executed Letter of Transmittal to the Exchange Agent, and in the case of each SIM Seller, upon surrender to the Exchange Agent of a SIM Certificate (or delivery of an affidavit of loss in lieu thereof in accordance with Section 3.12), such Panavision Stockholder or SIM Seller, as applicable, shall be entitled to receive from the Exchange Agent in exchange therefor (subject to the provisions of Section 3.11) (i) such portion of the Merger Consideration and the Panavision Contingent Shares into which such holder’s Panavision Common Stock (other than Excluded Shares) shall have been converted as a result of the Merger or (ii) such portion of the SIM Purchase Price to which such holder’s SIM Capital Stock shall be entitled as a result of the Purchase; provided, however, that (x) a portion of the Merger Consideration that is equal to (A) the sum of the Adjusted Panavision Adjustment Escrow Amount and the Adjusted Panavision Holder Representative Expense Amount, multiplied by (B) such holder’s Fully Diluted Percentage or (y) a portion of the SIM Purchase Price that is equal to (A) the sum of the SIM Adjustment Escrow Amount and the SIM Holder Representative Expense Amount multiplied by (B) such holder’s Fully Diluted Percentage, as applicable, shall be, in the case of the Panavision Adjustment Escrow Amount or the SIM Adjustment Escrow Amount, held in escrow in accordance with Section 2.5(c)(iii) and the Escrow Agreement or, in the case of the Panavision Holder Representative Expense Amount or SIM Holder Representative Expense Amount, held by the Panavision Holder Representative or the SIM Holder Representative, as applicable, in accordance with Section 2.5(c)(viii) or Section 2.5(c)(ix), as applicable, and Section 13.1. If in the case of each Panavision Stockholder, delivery of a duly completed and executed Letter of Transmittal, or in the case of each SIM Seller, surrender of a SIM Certificate (or an affidavit of loss in lieu thereof in accordance with Section 3.12) (i) has been made to the Exchange Agent on or prior to the date that is two (2) Business Days prior to the Closing Date, then the Exchange Agent shall cause such applicable consideration to be paid to the applicable holder on the Closing Date or (ii) has been made to the Exchange Agent at any time after the date that is two (2) Business Days prior to the Closing Date, then the Exchange Agent shall cause such applicable consideration to be paid to the applicable holder within two (2) Business Days of such delivery and surrender. Pending the delivery of a duly completed and executed Letter of Transmittal, such Panavision Stockholder’s Panavision Common Stock evidenced in book-entry form shall be deemed for all purposes to evidence (A) the right of the holder thereof to receive the portion of the Merger Consideration into which such shares of Panavision Common Stock (other than Excluded Shares) shall have been converted by the Merger and (B) the right of the holder thereof to receive the portion of the Panavision Contingent Shares into which such shares of Panavision Common Stock (other than Excluded Shares) shall have been converted by the Merger.

Section 3.9 Estimated Closing Statements. Not less than three (3) Business Days prior to the Closing Date and in no event more than ten (10) Business Days prior to the Closing Date:

(a) Panavision shall deliver to Acquiror a written statement signed by the Chief Financial Officer of Panavision (“Panavision Estimated Closing Statement”) setting forth (x) its good faith estimate of (i) the Net Working Capital of the Panavision Group as of the Adjustment Time (“Panavision Estimated Closing Date NWC”), (ii) Indebtedness of the Panavision Group as of the Adjustment Time (“Panavision Estimated Closing Date Indebtedness”), (iii) Cash and Cash Equivalents of the Panavision Group as of the Adjustment Time, less $15,000,000 (such resulting amount, which may be negative, “Panavision Estimated

Closing Date Cash”) and (iv) Panavision Transaction Expenses that are unpaid as of the Adjustment Time (“Panavision Estimated Closing Date Unpaid Transaction Expenses”) and (v) the Panavision Capex Shortfall, if any (the “Panavision Estimated Capex Shortfall”), in each case, calculated in accordance with the second paragraph of Section 3.10(a); and

(b) SIM shall deliver to Acquiror a written statement signed by the Chief Financial Officer of SIM (together with the Panavision Estimated Closing Statement, the “Estimated Closing Statements”) setting forth (x) its good faith estimate of (i) the Net Working Capital of the SIM Group as of the Adjustment Time (“SIM Estimated Closing Date NWC”), (ii) Indebtedness of the SIM Group as of the Adjustment Time (“SIM Estimated Closing Date Indebtedness”), (iii) Cash and Cash Equivalents of the SIM Group as of the Adjustment Time (such resulting amount, which may be negative, “SIM Estimated Closing Date Cash”), (iv) SIM Transaction Expenses that are unpaid as of the Adjustment Time (“SIM Estimated Closing Date Unpaid Transaction Expenses”) and (v) the SIM Capex Shortfall, if any (the “SIM Estimated Capex Shortfall”), in each case, calculated in accordance with the second paragraph of Section 3.10(a);

provided, that each of the Companies shall review any comments to the applicable Estimated Closing Statement provided by Acquiror prior to the Closing and consider, in good faith, any changes proposed by Acquiror to the applicable Estimated Closing Statement (it being understood and agreed that (x) in no event shall the foregoing delay or otherwise affect a party’s obligation to effect the Closing when required pursuant to this Agreement and (y) from and after the Closing, the exclusive remedy with respect to, and the sole right to dispute, the applicable Estimated Closing Statement (and any determinations or calculations contained therein) shall be as set forth in Section 3.10). For purposes of any determinations or calculations with respect to the SIM Group pursuant to this Section 3.9 or Section 3.10 that involve amounts denominated in Canadian dollars, such amounts shall be converted into U.S. dollars by using the average exchange rate as published in The Wall Street Journal for each of the three (3) Business Days ending on the third (3rd) Business Day prior to the Closing.

Section 3.10 Adjustment Amount.

(a) Not later than ninety (90) days following the Closing Date, Acquiror shall prepare and deliver:

(i) to the Panavision Holder Representative a written statement (the “Panavision Closing Statement”) setting forth (A) a calculation of the Net Working Capital of the Panavision Group as of the Adjustment Time (“Panavision Closing Date NWC”), (B) a calculation of the aggregate amount of all Indebtedness of the Panavision Group as of the Adjustment Time (“Panavision Closing Date Indebtedness”), (C) a calculation of Cash and Cash Equivalents of the Panavision Group as of the Adjustment Time, less $15,000,000 (such resulting amount, which may be negative, “Panavision Closing Date Cash”) and (D) a calculation of the Panavision Transaction Expenses that are unpaid as of the Adjustment Time (“Panavision Closing Date Unpaid Transaction Expenses”), and (E) a calculation of the Panavision Capex Shortfall, if any (the “Panavision Final Capex Shortfall”), in the case of clauses (A) through (E), calculated in accordance with the second paragraph of Section 3.10(a); and

(ii) to the SIM Holder Representative a written statement (the “SIM Closing Statement”) setting forth (A) a calculation of the Net Working Capital of the SIM Group as of the Adjustment Time (“SIM Closing Date NWC”), (B) a calculation of the aggregate amount of all Indebtedness of the SIM Group as of the Adjustment Time (“SIM Closing Date Indebtedness”), (C) a calculation of Cash and Cash Equivalents of the SIM Group as of the Adjustment Time (such resulting amount, which may be negative, “SIM Closing Date Cash”), (D) a calculation of SIM Transaction Expenses that are unpaid as of the Adjustment Time (“SIM Closing Date Unpaid Transaction Expenses”) and (E) a calculation of the SIM Capex Shortfall, if any (the “SIM Final Capex Shortfall”), in the case of clauses (A) through (E), calculated in accordance with the second paragraph of Section 3.10(a).

The Estimated Closing Statements, the Panavision Closing Statement and the SIM Closing Statement shall include reasonably detailed calculations of the components thereof and each of the foregoing and the determinations and calculations contained therein shall be prepared and calculated (i) without giving effect to the consummation of the Transactions or any financing transactions in connection therewith (or any purchase accounting or other adjustment arising out of the consummation of the Transactions), (ii) subject to clause (iv) of this paragraph of Section 3.10(a), on a consolidated basis for the respective Company Group in accordance with GAAP (in the case of the Panavision Group) or IFRS (in the case of the SIM Group), in a manner consistent with the preparation of the most recent audited balance sheet included in the Panavision Draft Audited Financial Statements or the SIM Audited Financial Statements (as applicable, the “Reference Balance Sheet”), using the same accounting practices, policies, judgments and methodologies used in the preparation of the applicable Reference Balance Sheet, (iii) shall be based on facts and circumstances as they exist prior to the Closing and shall exclude the effect of any change in Law, GAAP (in the case of the Panavision Group) or IFRS (in the case of the SIM Group) or any other act, decision or event occurring at or after the Closing and (iv) shall follow the defined terms contained in this Agreement whether or not such terms are consistent with GAAP (in the case of the Panavision Group) or IFRS (in the case of the SIM Group). Following the Closing, Acquiror shall, and shall cause its Subsidiaries and Affiliates (including Sponsor) to, provide the Holder Representatives and their respective Representatives reasonable access, during normal business hours and with prior written notice, in such manner as to not unreasonably interfere with the normal operation of Acquiror and its Subsidiaries and Affiliates, to the Books and Records, supporting documentation, properties, personnel, advisors and (subject to the execution of customary work paper access letters if requested) work papers and auditors of the applicable Company Group relating to the preparation of the applicable Financial Statements and the applicable Closing Statement (including the calculations contained therein) and shall cause the personnel of each Company Group to reasonably cooperate with the applicable Holder Representative and its Representatives in connection with their review of the applicable Closing Statement.

(b) If either Holder Representative shall disagree with the calculation of the applicable Closing Date NWC, Closing Date Indebtedness, Closing Date Cash, Closing Date Unpaid Transaction Expenses or Final Capex Shortfall, it shall notify Acquiror of such disagreement in writing (an “Objection Notice”), setting forth in reasonable detail the particulars of such disagreement, within forty-five (45) days after its receipt of the applicable Closing Statement. Either Holder Representative may only dispute the calculation of the applicable

Closing Date NWC, Closing Date Indebtedness, Closing Date Cash, Closing Date Unpaid Transaction Expenses or Final Capex Shortfall on the basis that any such calculation was not presented in accordance with the requirements of this Agreement or on the basis of computational errors or that the applicable Holder Representative has not been provided with reasonable access to information requested by the applicable Holder Representative pursuant to this Section 3.10 as would enable it to evaluate the differences between the applicable Closing Statement (or any of the components thereof), on the one hand, and the applicable Estimated Closing Statement (or any of the components thereof), on the other hand. In the event that either Holder Representative does not provide such an Objection Notice within such forty-five (45)-day period, such Holder Representative shall be deemed to have accepted the calculation of the applicable Closing Date NWC, Closing Date Indebtedness, Closing Date Cash, Closing Date Unpaid Transaction Expenses and Final Capex Shortfall delivered by Acquiror, which shall be final, binding and conclusive for all purposes hereunder, absent fraud or manifest error. In the event an Objection Notice is timely provided, Acquiror and the applicable Holder Representative shall in good faith for a period of thirty (30) days (or such longer period as they may mutually agree) attempt to resolve any such disagreements specified in such notice, and any such discussions with respect thereto will (unless otherwise agreed by Acquiror and the applicable Holder Representative) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar rule of any Governmental Authority. If, at the end of such period, Acquiror and the applicable Holder Representative are unable to resolve such disagreements, then the dispute resolution group of PricewaterhouseCoopers LLP (or, if PricewaterhouseCoopers LLP is unwilling or unable to serve, such dispute resolution group of an independent accounting or independent financial consulting firm of recognized national standing as may be mutually selected by Acquiror and the applicable Holder Representative) (each, as applicable, the “Auditor”) shall resolve any remaining disagreements. The Auditor shall act as an expert, not as an arbitrator, in resolving any such disagreements and its determination must be in writing and must set forth, in reasonable detail, the basis therefor and must be based solely on (w) the extent (if any) to which the applicable Closing Date NWC, Closing Date Indebtedness, Closing Date Cash, Closing Date Unpaid Transaction Expenses or Final Capex Shortfall requires adjustment (only with respect to the remaining disagreements submitted to the Auditor), (x) the definitions and other applicable provisions of this Agreement relevant to the determination in the immediately preceding clause (w) (including Section 3.10(a), and the definitions of the defined terms used in Section 3.10(a)), (y) a single written presentation (which presentations shall be limited to the remaining items in dispute set forth in the Objection Notice) submitted by each of Acquiror and the applicable Holder Representative to the Auditor within twenty (20) Business Days after the engagement thereof (which the Auditor shall forward to Acquiror or the applicable Holder Representative, as applicable) and (z) one (1) written response submitted to the Auditor within twenty (20) Business Days after receipt of each such presentation (which the Auditor shall forward to Acquiror or the applicable Holder Representative, as applicable), and not on independent review or investigation. The Auditor shall be instructed to render its determination with respect to such disagreements as soon as reasonably possible (which the parties hereto agree should not be later than sixty (60) days following the day on which any such disagreements are referred to the Auditor, but acknowledge will be subject to the Auditor’s ability to render such determination within such requested time period). The Auditor’s determination with respect to any such disagreement must be within the range of values assigned to the applicable Closing Date NWC, Closing Date Indebtedness, Closing Date Cash, Closing Date Unpaid Transaction

Expenses or Final Capex Shortfall in the applicable Closing Statement and the applicable Objection Notice, respectively. The determination of the Auditor shall be final, conclusive and binding on the parties, absent fraud or manifest error. The later of (A) the date on which Closing Date NWC, Closing Date Indebtedness, Closing Date Cash, Closing Date Unpaid Transaction Expenses and Final Capex Shortfall of Panavision and SIM, as applicable, are finally determined in accordance with this Section 3.10(b) and (B) the date that is 120 days after the Closing Date is hereinafter referred to as the “Determination Date”. All fees and expenses of the Auditor relating to the work, if any, to be performed by the Auditor hereunder shall be borne pro rata as between Acquiror, on the one hand, and the applicable Pre-Closing Company Holders, on the other hand, in proportion to the allocation of the dollar value of the amounts in dispute between Acquiror and the applicable Pre-Closing Company Holders made by the Auditor such that the party prevailing on the greater dollar value of such disputed amounts pays the lesser proportion of such fees and expenses. For the avoidance of doubt, neither Acquiror nor the applicable Holder Representative may, without the prior written consent of the other, have any substantive ex parte communications with the Auditor related to this Section 3.10.

(c) The “Panavision Adjustment Amount” shall mean an amount, which may be positive or negative, equal to (i) the amount, if any, by which Panavision Closing Date NWC (as finally determined in accordance with Section 3.10(b)) exceeds Panavision Estimated Closing Date NWC, less (ii) the amount, if any, by which Panavision Estimated Closing Date NWC exceeds Panavision Closing Date NWC (as finally determined in accordance with Section 3.10(b)), less (iii) the amount, if any, by which Panavision Closing Date Indebtedness (as finally determined in accordance with Section 3.10(b)) exceeds Panavision Estimated Closing Date Indebtedness, plus (iv) the amount, if any, by which Panavision Estimated Closing Date Indebtedness exceeds Panavision Closing Date Indebtedness (as finally determined in accordance with Section 3.10(b)), plus (v) the amount, if any, by which Panavision Closing Date Cash (as finally determined in accordance with Section 3.10(b)) exceeds Panavision Estimated Closing Date Cash, less (vi) the amount, if any, by which Panavision Estimated Closing Date Cash exceeds Panavision Closing Date Cash (as finally determined in accordance with Section 3.10(b)), less (vii) the amount, if any, by which Panavision Closing Date Unpaid Transaction Expenses (as finally determined in accordance with Section 3.10(b)) exceed Panavision Estimated Closing Date Unpaid Transaction Expenses, plus (viii) the amount, if any, by which Panavision Estimated Closing Date Unpaid Transaction Expenses exceed Panavision Closing Date Unpaid Transaction Expenses (as finally determined in accordance with Section 3.10(b)) , less (ix) the amount, if any, by which the Panavision Final Capex Shortfall (as finally determined in accordance with Section 3.10(b)) exceeds the Panavision Estimated Capex Shortfall, plus (x) the amount, if any, by which the Panavision Estimated Capex Shortfall exceeds the Panavision Final Capex Shortfall (as finally determined in accordance with Section 3.10(b)). If the Panavision Adjustment Amount is a positive number, then, subject to the last sentence of Section 3.10(f), the Aggregate Panavision Cash Consideration shall be increased by the Panavision Adjustment Amount, and if the Panavision Adjustment Amount is a negative number, the Aggregate Panavision Cash Consideration shall be decreased by the absolute value of the Panavision Adjustment Amount. Notwithstanding the foregoing, in no event shall the absolute value of the Panavision Adjustment Amount exceed the Panavision Adjustment Escrow Amount.

(d) The “SIM Adjustment Amount” shall mean an amount, which may be positive or negative, equal to (i) the amount, if any, by which SIM Closing Date NWC (as finally determined in accordance with Section 3.10(b)) exceeds SIM Estimated Closing Date NWC, less (ii) the amount, if any, by which SIM Estimated Closing Date NWC exceeds SIM Closing Date NWC (as finally determined in accordance with Section 3.10(b)), less (iii) the amount, if any, by which SIM Closing Date Indebtedness (as finally determined in accordance with Section 3.10(b)) exceeds SIM Estimated Closing Date Indebtedness, plus (iv) the amount, if any, by which SIM Estimated Closing Date Indebtedness exceeds SIM Closing Date Indebtedness (as finally determined in accordance with Section 3.10(b)), plus (v) the amount, if any, by which SIM Closing Date Cash (as finally determined in accordance with Section 3.10(b)) exceeds SIM Estimated Closing Date Cash, less (vi) the amount, if any, by which SIM Estimated Closing Date Cash exceeds SIM Closing Date Cash (as finally determined in accordance with Section 3.10(b)), less (vii) the amount, if any, by which SIM Closing Date Unpaid Transaction Expenses (as finally determined in accordance with Section 3.10(b)) exceed SIM Estimated Closing Date Unpaid Transaction Expenses, plus (viii) the amount, if any, by which SIM Estimated Closing Date Unpaid Transaction Expenses exceed SIM Closing Date Unpaid Transaction Expenses (as finally determined in accordance with Section 3.10(b)), less (ix) the amount, if any, by which the SIM Final Capex Shortfall (as finally determined in accordance with Section 3.10(b)) exceeds the SIM Estimated Capex Shortfall, plus (x) the amount, if any, by which the SIM Estimated Capex Shortfall exceeds the SIM Final Capex Shortfall (as finally determined in accordance with Section 3.10(b)). If the SIM Adjustment Amount is a positive number, then, subject to the last sentence of Section 3.10(f), the Aggregate SIM Cash Consideration shall be increased by the SIM Adjustment Amount, and if the SIM Adjustment Amount is a negative number, the Aggregate SIM Cash Consideration shall be decreased by the absolute value of the SIM Adjustment Amount. Notwithstanding the foregoing, in no event shall the absolute value of the SIM Adjustment Amount exceed the SIM Adjustment Escrow Amount.

(e) On the Closing Date, Acquiror shall pay to the Escrow Agent pursuant to Section 2.5(c)(iii) a portion of the Aggregate Panavision Cash Consideration equal to the Panavision Adjustment Escrow Amount and a portion of the Aggregate SIM Cash Consideration equal to the SIM Adjustment Escrow Amount, in each case, to be held in escrow in accordance with the terms of this Agreement and the Panavision Escrow Agreement or the SIM Escrow Agreement, as applicable. Each of the Panavision Adjustment Escrow Amount and the SIM Adjustment Escrow Amount shall be held and invested by the Escrow Agent in accordance with the terms of the Panavision Escrow Agreement or the SIM Escrow Agreement, as applicable.

(f) If the Panavision Adjustment Amount or the SIM Adjustment Amount, as applicable, is a positive number, then, promptly following the Determination Date, and in any event within three (3) Business Days after the Determination Date, (x) Acquiror shall pay (i) to each Panavision Holder (other than the Panavision Optionholders) or SIM Seller, as applicable, an amount in cash equal to such Panavision Holder’s or SIM Seller’s Fully Diluted Percentage of the Adjusted Panavision Adjustment Escrow Funds or the SIM Adjustment Funds, as applicable, less, in the case of holders of Panavision Restricted Stock, any applicable withholding Taxes, (ii) to Panavision, an aggregate amount in cash equal to the Panavision Optionholders’ aggregate Fully Diluted Percentage of the Adjusted Panavision Adjustment Amount for further distribution to such Panavision Optionholders in accordance with the penultimate sentence of Section 3.5 and the other applicable provisions of this Agreement and (iii) to Panavision, an aggregate amount in cash equal to the Panavision Adjustment Escrow Funds, less the Adjusted Panavision Adjustment Escrow Funds for further distribution to the Panavision Catch-up Plan Participants in accordance with Section 3.17, and (y) the Escrow Agent shall pay (i) to each Panavision Holder (other than the Panavision Optionholders) or SIM Seller, as applicable, an amount in cash equal to such Panavision Holder’s or SIM Seller’s Fully Diluted Percentage of the Adjusted Panavision Adjustment Escrow Funds or the SIM Adjustment Amount, as applicable, less, in the case of holders of Panavision Restricted Stock, any applicable withholding Taxes, (ii) to Panavision, an aggregate amount in cash equal to the Panavision Optionholders’ aggregate Fully Diluted Percentage of the Adjusted Panavision Adjustment Escrow Funds for further distribution to such Panavision Optionholders in accordance with the penultimate sentence of Section 3.5 and the other applicable provisions of this Agreement and (iii) to Panavision, an aggregate amount in cash equal to the Panavision Escrow Funds, less the Adjusted Panavision Escrow Funds for further distribution to the Panavision Catch-up Plan Participants in accordance with Section 3.17, in each case, by wire transfer of immediately available funds to the account or accounts designated in writing by the applicable Holder Representative for the benefit of the Panavision Holders and the Panavision Catch-up Plan Participants or the SIM Sellers, as applicable, within three (3) Business Days after the Determination Date (it being understood and agreed that any payments to Panavision pursuant to this sentence shall be to Panavision’s payroll account for further distribution in accordance with the penultimate sentence of Section 3.5, Section 3.17 and the other applicable provisions of this Agreement).

(g) If the Panavision Adjustment Amount or the SIM Adjustment Amount, as applicable, is a negative number (the absolute value of such amount, a “Deficit Amount”), then, promptly following the Determination Date, and in any event within three (3) Business Days after the Determination Date, (x) the Escrow Agent shall pay to Acquiror an amount equal to the applicable Deficit Amount and (y) if any of the Panavision Adjustment Escrow Funds or the SIM Adjustment Escrow Funds, as applicable, remains after such payment to Acquiror, the Escrow Agent shall pay (i) to each Panavision Holder (other than the Panavision Optionholders) or SIM Seller, as applicable, an amount in cash equal to such Panavision Holder’s or SIM Seller’s Fully Diluted Percentage of the balance of the Adjusted Panavision Adjustment Escrow Funds or the SIM Adjustment Escrow Funds, as applicable, less, in the case of holders of Panavision Restricted Stock, any applicable withholding Taxes, (ii) to Panavision, an aggregate amount in cash equal to the Panavision Optionholders’ aggregate Fully Diluted Percentage of the Adjusted Panavision Adjustment Escrow Funds for further distribution to such Panavision Optionholders in accordance with the penultimate sentence of Section 3.5 and the other applicable provisions of this Agreement and (iii) to Panavision, an aggregate amount in cash equal to the Panavision Adjustment Escrow Funds, less the Adjusted Panavision Adjustment Escrow Funds for further distribution to the Panavision Catch-up Plan Participants in accordance with Section 3.17, in each case, by wire transfer of immediately available funds to the account or accounts designated in writing by Acquiror or by the applicable Holder Representative for the benefit of the Panavision Holders and the Panavision Catch-up Plan Participants or the SIM Sellers, as applicable, within three (3) Business Days after the Determination Date (it being understood and agreed that any payments to Panavision pursuant to this sentence shall be to Panavision’s payroll account for further distribution in accordance with the penultimate sentence of Section 3.5, Section 3.17 and the other applicable provisions of this Agreement). In no event shall Acquiror be entitled to payment in respect of the applicable Deficit Amount pursuant to this Section 3.10(g) of any amount in excess of the Panavision Adjustment Escrow Funds or the SIM Adjustment Escrow Funds, as applicable.

(h) Upon determination of the Panavision Adjustment Amount or the SIM Adjustment Amount, as applicable, each of Acquiror and the Panavision Holder Representative or the SIM Holder Representative, as applicable, shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse the Panavision Adjustment Escrow Funds or the SIM Adjustment Escrow Funds, as applicable, in accordance with Section 3.10(f) or Section 3.10(g).

Section 3.11 Exchange Agent. Promptly following the date that is one (1) year after the Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all cash, Letters of Transmittal, SIM Certificates and other documents in its possession relating to the Transactions, and the Exchange Agent’s duties shall terminate. Thereafter, each Panavision Stockholder who has not delivered a Letter of Transmittal (in respect of shares of Panavision Common Stock other than Excluded Shares) or SIM Seller who has not delivered a SIM Certificate (or an affidavit of loss in lieu thereof in accordance with Section 3.12) may surrender such Letter of Transmittal or SIM Certificate (or an affidavit of loss in lieu thereof in accordance with Section 3.12), as applicable, to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, or cause to be delivered, the portion of the Merger Consideration and the Panavision Contingent Shares or the SIM Purchase Price, as applicable, deliverable in respect thereof as determined in accordance with this Article III without any interest thereon. None of Acquiror, Panavision Acquisition Sub, Panavision, the Surviving Corporation, SIM, the SIM Sellers or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration or SIM Purchase Price, as applicable, delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any Letter of Transmittal or SIM Certificate (or an affidavit of loss in lieu thereof delivered in accordance with this Agreement), as applicable, shall not have been surrendered immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of Acquiror, free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.12 Lost Certificate. In the event any SIM Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such SIM Certificate to be lost, stolen or destroyed and an indemnity, in each case, in a form reasonably satisfactory to Acquiror and the Exchange Agent, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed SIM Certificate, the SIM Purchase Price deliverable in respect thereof as determined in accordance with this Article III.

Section 3.13 Dissenting Shares. Any shares of Panavision Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger or consented thereto in writing and who shall have properly demanded and perfected appraisal of such shares of Panavision Common Stock pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the applicable portion of the Merger Consideration as determined pursuant to Section 3.1(d) and the right to receive the applicable portion of the Panavision Contingent Shares as determined pursuant to Section 3.16(b), but instead shall be entitled to receive such payment(s) from the Surviving Corporation with respect to such Dissenting Shares as shall be determined pursuant to the DGCL; provided, however, that if such holder shall have failed to perfect or shall have effectively withdrawn or otherwise lost such holder’s right to dissent and demand payment of fair value under the DGCL, each such share of Panavision Common Stock held by such holder shall thereupon be deemed to have been converted into, as of the Effective Time, the right to receive, without any interest thereon, the applicable portion of the Merger Consideration as determined pursuant to Section 3.1(d) and the right to receive, without any interest thereon, the applicable portion of the Panavision Contingent Shares as determined pursuant to Section 3.16(b), and each such share of Panavision Common Stock shall no longer be a Dissenting Share. Prior to the Closing, Panavision shall give prompt notice to Acquiror of any written demands received by Panavision for payment of the fair value (as determined in accordance with Section 262 of the DGCL) in respect of any shares of Panavision Common Stock and attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by Panavision, and Acquiror shall have the right to participate in all negotiations and proceedings with respect to such demands to the extent permitted by applicable Law. Prior to the Closing, Panavision shall not, except with the prior written consent of Acquiror, voluntarily make or agree to make any payment with respect to any demands for appraisals of shares of Panavision Common Stock, offer to settle or settle any demands or approve any withdrawal of any such demands.

Section 3.14 Withholding. Notwithstanding any other provision in this Agreement, Acquiror, Panavision Acquisition Sub, SIM Acquisition Sub, the Companies, the Exchange Agent and the Escrow Agent shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement, and from any other consideration otherwise paid or delivered in connection with the Transactions, to any Person such amounts that Acquiror, Panavision Acquisition Sub, SIM Acquisition Sub, the Companies, the Exchange Agent or the Escrow Agent, as applicable, are required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of Law. To the extent that amounts are so deducted and withheld and duly deposited with the appropriate Governmental Authority by Acquiror, Panavision Acquisition Sub, SIM Acquisition Sub, the Companies, the Exchange Agent or the Escrow Agent, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Acquiror, Panavision Acquisition Sub, SIM Acquisition Sub, the Companies, the Exchange Agent or the Escrow Agent, as applicable, shall notify the Panavision Holder Representative or the SIM Holder Representative, as applicable, in writing of its intent to deduct and withhold at least five (5) Business Days before any such deduction or withholding is made with respect to the consideration payable pursuant to this Agreement, and the parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

Section 3.15 Closing of Transfer Books. At the Effective Time, the stock transfer books of Panavision shall be closed and there shall be no further registration of transfers of Panavision Common Stock thereafter on the records of Panavision.

Section 3.16 Contingent Shares.

(a) From and after the Closing until the seventh (7th) anniversary of the Closing Date (the “Contingent Shares Period”), promptly (but in any event within five (5) Business Days) after the occurrence of any of the following (any one or more of which may occur at the same time), (x) the Panavision Contingent Shares shall become vested and free of the restrictions set forth in this Section 3.16, and (y) the Founder Contingent Shares shall become vested and free of the restrictions set forth in this Section 3.16, in each case, as follows:

(i) if the Acquiror Common Share Price is greater than $12.50 (such share price as adjusted pursuant to this Section 3.16, the “Minimum Target”) for any period of twenty (20) trading days out of thirty (30) consecutive trading days, (A) 1,625,000 Founder Contingent Shares shall vest and become free of the restrictions set forth in this Section 3.16, and (B) 1,375,000 Panavision Contingent Shares shall vest and become free of the restrictions set forth in this Section 3.16; and

(ii) if the Acquiror Common Share Price is greater than $15.00 (such share price as adjusted pursuant to this Section 3.16, the “Maximum Target”) for any period of twenty (20) trading days out of thirty (30) consecutive trading days, (A) 1,625,000 Founder Contingent Shares, plus the amount of Founder Contingent Shares to become vested pursuant to Section 3.16(a)(i) if not previously vested, shall vest and become free of the restrictions set forth in this Section 3.16, and (B) 1,375,000 Panavision Contingent Shares, plus the amount of the Panavision Contingent Shares to become vested pursuant to Section 3.16(a)(i) if not previously vested, shall vest and become free of the restrictions set forth in this Section 3.16.

For purposes of this Agreement, (x) the “Founder Contingent Shares” shall mean 3,250,000 Acquiror Common Shares held by the Class F Holders in the pro rata percentages set forth opposite the Class F Holders’ names in Schedule V immediately prior to the Effective Time that shall automatically at the Effective Time become subject to the restrictions set forth in Section 3.16(g) and Section 3.16(h) and the vesting set forth in this Section 3.16, and (y) the “Panavision Contingent Shares” shall mean 2,750,000 shares of Acquiror Common Shares, fully paid and non-assessable and free and clear of any Liens (other than Liens arising under applicable securities Laws or Liens granted by the applicable Pre-Closing Company Holders or the Panavision Catch-up Plan Participants to whom such Acquiror Common Shares are issued pursuant to the Agreement) that are subject to the restrictions set forth in Section 3.16(g) and Section 3.16(h) and the vesting set forth in this Section 3.16.

(b) (i) Each Panavision Holder of Panavision Common Stock (other than in respect of Excluded Shares), subject to Section 3.6, Section 3.8 and Section 3.11, and each Panavision Holder of In The Money Panavision Options, subject to Section 3.5, shall be entitled to receive a portion of the Panavision Contingent Shares equal to his, her or its Fully Diluted Percentage of an amount equal to (A) the Panavision Contingent Shares, less (B) the aggregate amount of the Panavision Contingent Shares (if any) that the Panavision Catch-up Plan Participants are entitled to receive pursuant to, and on the terms and subject to the conditions of, the Panavision Catch-up Plan and (ii) each Panavision Catch-up Plan Participant, subject to Section 3.17, shall be entitled to receive a portion of the Panavision Contingent Shares (if any)

that such Panavision Catch-up Plan Participant is entitled to receive pursuant to, and on the terms and subject to the conditions of, the Panavision Catch-up Plan. Any vesting of the Founder Contingent Shares or Panavision Contingent Shares pursuant to this Section 3.16 shall be pro rata based on the number of Founder Contingent Shares or Panavision Contingent Shares, as applicable, held by and/or to which a Person has a right to receive under this Agreement.

(c) [Intentionally omitted].

(d) Upon the occurrence of a Change in Control during the Contingent Shares Period, a number of Founder Contingent Shares and Panavision Contingent Shares equal to the following shall, no later than immediately prior to the consummation of such Change in Control, vest and become free of the restrictions set forth in this Section 3.16:

(i) if the price per Acquiror Common Share paid or payable in connection with such Change in Control is equal to or greater than the Minimum Target but less than the Maximum Target and a portion of the Founder Contingent Shares and Panavision Contingent Shares have not previously vested and become free of the restrictions set forth in this Section 3.16 pursuant to Section 3.16(a)(i), the number of Founder Contingent Shares and Panavision Contingent Shares that would vest and become free of restrictions set forth in this Section 3.16 pursuant to Section 3.16(a)(i) upon satisfaction of the Minimum Target; and

(ii) if the price per Acquiror Common Share paid or payable in connection with such Change in Control is equal to or greater than the Maximum Target and the Founder Contingent Shares and Panavision Contingent Shares have not previously vested and become free of the restrictions set forth in this Section 3.16 pursuant to Section 3.16(a)(ii), the number of Founder Contingent Shares and Panavision Contingent Shares that would vest and become free of the restrictions set forth in Section 3.16 pursuant to Section 3.16(a)(ii) upon satisfaction of the Maximum Target (taking into account any prior vesting of Founder Contingent Shares and Panavision Contingent Shares pursuant to Section 3.16(a)(i)).

For the avoidance of doubt, if the price per Acquiror Common Share paid or payable in connection with such Change in Control is less than the Minimum Target, then no Founder Contingent Shares or Panavision Contingent Shares shall vest and become free of the restrictions set forth in this Section 3.16 pursuant to this Section 3.16(d) or otherwise pursuant to this Section 3.16 from and after the occurrence of or otherwise in connection with such Change in Control, and all such unvested Founder Contingent Shares and Panavision Contingent Shares shall be automatically, without any further action of any person, contributed and forfeited for no consideration.

(e) Subject to Section 3.8 in the case of the Panavision Stockholders, Acquiror shall take such actions as are reasonably requested by a Panavision Holder, Panavision Catch-up Plan Participant or Class F Holder to evidence the issuances to or ownership by him, her or it pursuant to this Section 3.16, including through the provision of a certified updated book-entry with Acquiror’s transfer agent showing such issuances or ownership (as certified by an officer of Acquiror or the applicable transfer agent). Each of the Panavision Stockholders (other than in respect of Excluded Shares), the Panavision Holders of In The Money Panavision Options, the Panavision Catch-up Plan Participants and the Class F Holders shall be express third party beneficiaries of this Section 3.16(e).

(f) The Contingent Shares, the Minimum Target or Maximum Target, as applicable, shall be adjusted appropriately and in good faith by the Acquiror Board to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Acquiror Common Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Acquiror Securities after the date of this Agreement (including any of the foregoing in connection with the Domestication) and prior to end of the Contingent Shares Period so as to provide the Panavision Holders (other than holders of Excluded Shares), the Panavision Catch-up Plan Participants and the Class F Holders with the same economic effect as contemplated by this Section 3.16 and the other applicable provisions of this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Contingent Shares, the Minimum Target and the Maximum Target, as applicable.

(g) During the Contingent Shares Period, Acquiror shall take all necessary actions and use commercially reasonable efforts to remain listed as a public company on, and for the Contingent Shares to be tradable over, Nasdaq; provided, however, the foregoing shall not limit Acquiror from consummating a Change in Control or entering into a Contract that contemplates a Change in Control. Upon the consummation of any Change in Control during the Contingent Shares Period, other than as set forth in Section 3.16(d) above, Acquiror shall have no further obligations pursuant to this Section 3.16(g).

(h) From and after the Closing, until any Founder Contingent Shares or Panavision Contingent Shares vest and become free of restrictions in accordance with Section 3.16(a) or Section 3.16(d), (i) the net after-tax amount (determined assuming that each holder is a resident individual of or a corporation doing business in New York, New York (or, if higher, San Francisco, California), as applicable) of any and all dividends or distributions received by a holder in respect of such unvested Founder Contingent Shares or Panavision Contingent Shares shall be contributed to Acquiror immediately following receipt of such dividends or distributions and without any further action or consent required from such holder, and an amount equal to the difference between the total amount of any such dividends or distributions and the amount of such dividends or distributions contributed to Acquiror by such holder pursuant to this clause (i) shall be retained by such holder, (ii) at every meeting of the stockholders of Acquiror called with respect to any matter, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Acquiror with respect to any matter, each holder of such unvested Founder Contingent Shares or Panavision Contingent Shares shall, or shall cause the holder of record on any applicable record date to (including via proxy), vote such unvested Founder Contingent Shares or Panavision Contingent Shares owned by such holder in direct proportion to the votes cast by the holders of Acquiror Common Shares (excluding all votes in respect of any other unvested Founder Contingent Shares and Panavision Contingent Shares) entitled to vote thereon (including, for this purpose, any abstentions and “withhold” votes, but disregarding any broker non-votes and other shares not present or voted) and (iii) a holder of Founder Contingent Shares or Panavision Contingent Shares shall not transfer, sell, pledge or otherwise dispose or hypothecate any of his, her or its Founder Contingent Shares or Panavision Contingent Shares unless the transferee of such shares has, as a condition precedent to such transfer, agreed to be bound in writing to this Section 3.16 in a form and substance reasonably satisfactory to Acquiror and the Panavision Holder Representative. For example, if votes are submitted with respect to 80% of the voting power of the Acquiror Common Shares held by the other stockholders (excluding all votes in respect of any other unvested Founder Contingent Shares and Panavision Contingent Shares) and 70% of those 80% are voted in favor of the matter, 20% of the 80% are voted against the matter and 10% of the 80% abstain, then each holder of Founder Contingent Shares or Panavision Contingent Shares shall vote 70% of its unvested Contingent Shares in favor of the matter, 20% of its unvested Contingent Shares against the matter and abstain with respect to 10% of its unvested Contingent Shares. From time to time before the scheduled date for any such meeting, at the request of any holder of unvested Founder Contingent Shares or Panavision Contingent Shares, Acquiror shall inform the Sponsor or Panavision Holder Representative, as applicable, of the voting tabulations (including, for this purpose, all votes “for” or “against” and all “abstentions” and “withhold” votes) for such meeting (it being understood and agreed by the parties that Acquiror shall request the proxy solicitation firm engaged by it, if any, in connection with such meeting to provide such tabulations directly to the holders of unvested Founder Contingent Shares or Panavision Contingent Shares from time to time as such tabulations are provided to Acquiror) for the purpose of facilitating the obligations and agreements to vote all unvested Founder Contingent Shares or Panavision Contingent Shares owned by such holder in accordance with the requirements of this Section 3.16(h); provided, however, that the failure of Acquiror to obtain, or such holder to receive, voting tabulations pursuant to this Section 3.16(h) shall not relieve such holder of his, her or its obligation to vote any such unvested Founder Contingent Shares or Panavision Contingent Shares as provided in this Section 3.16(h).

(i) In the event that any of the Founder Contingent Shares or Panavision Contingent Shares have not become vested and free of restrictions pursuant to Section 3.16(a) or Section 3.16(d) on or prior to the end of the Contingent Shares Period, each holder of unvested Founder Contingent Shares or Panavision Contingent Shares shall contribute and forfeit his, her or its unvested Contingent Shares to Acquiror for no consideration. In the event that any Founder Contingent Shares or Panavision Contingent Shares have not become vested and free of restrictions by the end of the Contingent Shares Period, in furtherance of such contribution and forfeiture, each holder of unvested Founder Contingent Shares or Panavision Contingent Shares shall deliver his, her or its unvested Contingent Shares to Acquiror in certificated or book entry form, as applicable, for cancellation by Acquiror. Any share certificates representing the Founder Contingent Shares or the Panavision Contingent Shares shall contain a legend relating to transfer restrictions imposed by this Agreement and the risk of forfeiture associated with such Founder Contingent Shares or such Panavision Contingent Shares. Such legend shall, with respect to any Founder Contingent Shares or Panavision Contingent Shares that vest and become free of restrictions pursuant to Section 3.16, be removed upon the request of the holder thereof (with written notice to Acquiror).

Section 3.17 Treatment of Panavision Catch-up Plan Participants. At the Effective Time, any rights of the Panavision Catch-up Participants to the Panavision Catch-up Incentive Payments shall, by virtue of the Merger and without any action on the part of any Panavision Catch-up Plan Participant or any other Person, be converted into (i) the right to receive the applicable portion of the Merger Consideration as determined pursuant to Section 3.1(f) (subject to any withholding Taxes); provided, however, that a portion of the Merger Consideration that is equal to (x) the sum of the Panavision Adjustment Escrow Amount and the Panavision Holder Representative Expense Amount, multiplied by (y) such Panavision Catch-up Participant’s portion of such amounts (assuming, for purposes of such calculation, that all such amounts are payable hereunder) (as determined in accordance with the Panavision Catch-up Plan) shall be, in the case of the Panavision Adjustment Escrow Amount, held in escrow in accordance with Section 2.5(c)(iii) and the Escrow Agreement or, in the case of the Panavision Holder Representative Expense Amount, held by the Panavision Holder Representative in accordance with Section 2.5(c)(viii) and Section 13.1, and (ii) the right to receive the applicable portion of the Panavision Contingent Shares as determined pursuant to Section 3.16(b) (subject to any withholding taxes; provided, that, prior to any amounts being withheld in respect of the receipt of the applicable portion of the Panavision Contingent Shares, the Company and the Panavision Holder Representative shall cooperate in good faith to reach agreement as to the fair market value of such Panavision Contingent Shares for purposes of such withholding). Panavision shall, upon receipt of (x) the portion of the Aggregate Panavision Stock Consideration and the Aggregate Panavision Cash Consideration payable to Panavision pursuant to Section 2.5(c)(x), or (y) any portion of the Merger Consideration pursuant to Section 3.10(f)(x)(iii) and Section 3.10(f)(y)(iii) or Section 3.10(g)(y)(iii), as promptly as practicable (and in any event not later than the next regularly scheduled payroll date of Panavision) take all actions necessary to distribute such Merger Consideration to the Panavision Catch-up Plan Participants in accordance with this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PANAVISION

Except as set forth in the disclosure letter delivered to Acquiror by Panavision on the date of this Agreement (the “Panavision Disclosure Letter”) (each section of which, subject to Section 14.9, qualifies the correspondingly numbered and lettered representations in this Article IV), Panavision represents and warrants to Acquiror and Panavision Acquisition Sub as follows:

Section 4.1 Corporate Organization. Panavision has been duly incorporated and is validly existing as a corporation in good standing under the DGCL and has the corporate power and authority to own, operate, use or lease all of its properties and assets and to conduct its business as it is now being conducted. Panavision has previously made available to Acquiror true, correct and complete copies of the certificate of incorporation and bylaws of Panavision, in each case, as amended to the date of this Agreement. Panavision is duly licensed or qualified and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the ownership, operation, use or lease of its property is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified or in good standing has not been, or would not reasonably be expected to be, individually or in the aggregate, material to the Panavision Group, taken as a whole.

Section 4.2 Subsidiaries. A complete list of each Subsidiary of Panavision and its jurisdiction of incorporation, formation or organization, as applicable, is set forth in Section 4.2 of the Panavision Disclosure Letter. The Subsidiaries of Panavision have been duly incorporated, formed or organized and are validly existing and in good standing under the Laws of their respective jurisdictions of incorporation, formation or organization and have the requisite power and authority to own, operate, use or lease all of their properties and assets and to conduct their business as it is now being conducted. Panavision has previously made available to Acquiror true, correct and complete copies of the governing documents of its Subsidiaries, in each case, as amended to the date of this Agreement. Each Subsidiary of Panavision is duly licensed or qualified and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the ownership, operation, use or lease of its property is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing has not been, or would not reasonably be expected to be, individually or in the aggregate, material to the Panavision Group, taken as a whole.

Section 4.3 Due Authorization. Subject to the receipt of the Panavision Stockholder Consent, Panavision has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which Panavision is or will be a party and to consummate the Transactions and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements to which Panavision is or will be a party and the consummation of the Transactions have been or will be, upon execution thereof, as applicable, duly and validly authorized and approved by the Panavision Board and determined by the Panavision Board as advisable to the Panavision Stockholders. Other than the Panavision Stockholder Consent, no corporate proceeding on the part of Panavision or the Panavision Holders is necessary to authorize the entry into this Agreement by Panavision or the entry into the Ancillary Agreements to which Panavision is or will be a party or the transactions contemplated hereby or thereby. The Panavision Board has duly adopted resolutions to recommend approval of this Agreement by the Panavision Stockholders. This Agreement has been, and upon its execution and delivery, each of the Ancillary Agreements to which Panavision is a party will be, duly and validly executed and delivered by Panavision and, assuming due execution by the other parties hereto or thereto, this Agreement constitutes and, upon its execution and delivery, each of the Ancillary Agreements to which Panavision is or will be a party will constitute, a legal, valid and binding obligation of Panavision, enforceable against Panavision in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 4.4 No Conflict. Except as set forth in Section 4.4 of the Panavision Disclosure Letter, the execution and delivery by Panavision of this Agreement and the Ancillary Agreements to which Panavision is or will be a party, the performance by Panavision of its obligations hereunder and thereunder and the consummation by Panavision of the Transactions do not or will not, as applicable, (a) violate or conflict with any provision of, or result in the breach of, the certificate of incorporation, bylaws or other governing documents of any member of the Panavision Group, (b) assuming all consents, waivers, approvals, authorizations, designations and notifications contemplated by Section 4.5 have been obtained and all filings contemplated by Section 4.5 have been made, violate or conflict with any provision of any Law applicable to any member of the Panavision Group or its properties or assets or, with respect to any Governmental Order, give any Person the right to obtain any relief or exercise any remedy thereunder, (c) violate or conflict with any provision of, result in the breach of, constitute a default (or an event that with or without notice or lapse of time or both would become a default) under, require any notice or consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of (or give rise to any penalty or modification of any obligation (including in the case of the Panavision Real Property Leases, any change in the amount or nature of the rent resulting) under pursuant to the express terms of) any Panavision Material Contract to which any member of the Panavision Group is a party or by which it or its properties or assets may be bound, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any member of the Panavision Group, including any Panavision Real Property, except, in the case of clauses (b) through (d), to the extent that the occurrence of any of the foregoing has not been, or would not reasonably be expected to be, individually or in the aggregate, material to the Panavision Group, taken as a whole.

Section 4.5 Governmental Authorities; Consents. No consent, waiver, approval or authorization of, designation, declaration or filing with, or notification to, any Governmental Authority is required on the part of any member of the Panavision Group with respect to the execution, delivery or performance by Panavision of this Agreement and the Ancillary Agreements to which Panavision is or will be a party or the consummation of the Transactions, except for (a) applicable requirements of the HSR Act and the Foreign Antitrust Approvals and the expiration of the applicable waiting period thereunder, and Investment Canada Act Approval, (b) any filings required by the Securities Act, the Exchange Act, state securities or “blue sky” Laws, the SEC or Nasdaq, (c) any consents, waivers, approvals, authorizations, designations, declarations, filings or notifications, the absence of which would not prevent or materially delay or impair, or reasonably be expected to prevent or materially delay or impair, individually or in the aggregate, the ability of Panavision to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party or to consummate the Transactions, and (d) the filing of the Certificate of Merger in accordance with the DGCL.

Section 4.6 Capitalization of Panavision.

(a) As of the date of this Agreement, (i) 15,000,000 shares of Panavision Common Stock are authorized, of which 9,928,650 shares are issued and outstanding, and (ii) 5,000,000 shares of Preferred Stock, par value $0.01 per share, of Panavision are authorized, of which no shares are issued or outstanding. Section 4.6(a) of the Panavision Disclosure Letter sets forth, as of the date of this Agreement, the record owners of Panavision Common Stock and the number of shares of Panavision Common Stock owned by each such record owner. The Panavision Common Stock, together with the equity interests referenced in Section 4.6(b), constitutes all of the issued and outstanding equity interests of the Company as of the date hereof. All of the issued and outstanding shares of Panavision Common Stock have been duly authorized and validly issued, are fully paid and nonassessable, were not issued in violation of any preemptive rights and, at the Closing, will be free and clear of all Liens (other than Liens arising under applicable securities Laws, Liens of the type described in clause (h) of the definition of “Permitted Liens,” Liens arising under any of the Ancillary Agreements or those restrictions on transfer contained in the governing documents of Panavision).

(b) As of the date of this Agreement, an aggregate of 457,998 shares of Panavision Common Stock were reserved for issuance pursuant to Panavision Equity Awards not yet granted under the Panavision Stock Incentive Plan. As of the date of this Agreement, 395,177 shares of Panavision Common Stock were reserved for issuance pursuant to outstanding Panavision Options and 34,425 shares of Panavision Restricted Stock were issued and outstanding. All shares of Panavision Common Stock subject to issuance under the Panavision Stock Incentive Plan, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(c) Except as set forth in Section 4.6(c) of the Panavision Disclosure Letter or as may be granted or entered into prior to the Closing in accordance with Section 8.1, other than the Panavision Equity Awards, Panavision has not granted any outstanding options, stock appreciation rights, warrants or rights (including any preemptive rights) with respect to capital stock or equity interests of Panavision or other securities convertible into or exchangeable or exercisable for shares of capital stock or equity interests of Panavision, and there are no Contracts to which Panavision is a party or bound of any kind (i) that may obligate Panavision to issue, purchase, redeem, sell, vote or otherwise acquire any capital stock or equity interests of Panavision, (ii) relating to options, stock appreciation rights, warrants or rights (including any preemptive rights) with respect to capital stock or equity interests of Panavision or other securities convertible into or exchangeable or exercisable for shares of capital stock or equity interests of Panavision or (iii) the value of which is determined by reference to capital stock or equity interests of Panavision. No equity or equity-based compensation has been granted by Panavision or any of its Subsidiaries to any existing or former employees or other service providers of the Panavision Group other than pursuant to the Panavision Stock Incentive Plan. The terms of the Panavision Stock Incentive Plan and the applicable equity award agreements permit the treatment of the Panavision Equity Awards as set forth in Section 3.5 (as such section relates to Panavision Options) and Section 3.6 (as such section relates to the Panavision Restricted Stock).

(d) Except as may be entered into prior to the Closing in accordance with Section 8.1, other than the Panavision Stockholders’ Agreement or the Panavision Stock Incentive Plan or any applicable equity award or similar agreements with respect to any Panavision Equity Awards, there are no stockholder agreements, investor rights agreements, registration rights agreements, voting agreements or trusts, proxies or other Contracts or understandings in effect to which Panavision is a party or bound with respect to the voting, ownership, acquisition or transfer of any shares of capital stock or equity interests of Panavision (including Contracts relating to rights of first refusal, co-sale rights or drag-along rights). Each grant of Panavision Equity Awards was made in accordance with the terms of the Panavision Stock Incentive Plan and applicable Law. Panavision has made available to Acquiror true, correct and complete copies of each stock option agreement and restricted share award agreement evidencing Panavision Options and Panavision Restricted Stock, respectively, that is issued and outstanding as of the date hereof. Each Panavision Option (i) has an exercise price per share equal to or greater than the fair market value of a share of Panavision Common Stock on the date of such grant and (ii) has a grant date no later than the date on which the Panavision Board, or compensation committee thereof, took action to grant such Panavision Option. Section 4.6(d) of the Panavision Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of each outstanding Panavision Equity Award granted under the Panavision Stock Incentive Plan and (A) the name of the holder of such Panavision Equity Award, (B) if applicable, the exercise price, purchase price or similar pricing of such Panavision Equity Award, (C) the date on which such Panavision Equity Award was granted or issued, (D) the number of shares of Panavision Common Stock subject to such outstanding Panavision Equity Award and (E) with respect to Panavision Options, the date on which such Panavision Option expires.

Section 4.7 Capitalization of Subsidiaries.

(a) Section 4.7(a) of the Panavision Disclosure Letter sets forth, as of the date of this Agreement, with respect to each Subsidiary of Panavision, the number of authorized shares of capital stock or equity interests of such Subsidiary, the number of issued and outstanding shares of capital stock or equity interests of such Subsidiary, the record owners thereof and the number of shares of capital stock or equity interests of such Subsidiary owned by each such record owner. All of the issued and outstanding shares of capital stock and equity interests of each Subsidiary of Panavision have been duly authorized and validly issued, are fully paid and nonassessable, were not issued in violation of any preemptive rights and, at the Closing, will be free and clear of all Liens (other than Liens arising under applicable securities Laws, Liens of the type described in clause (h) of the definition of “Permitted Liens,” Liens arising under any of the Ancillary Agreements or those restrictions on transfer contained in the governing documents of the applicable Subsidiary of Panavision).

(b) Except as set forth in Section 4.7(b) of the Panavision Disclosure Letter or as may be issued, granted or entered into prior to the Closing in accordance with Section 8.1, there are no outstanding options, stock appreciation rights, subscriptions, warrants or rights (including any preemptive rights) with respect to capital stock or equity interests of any Subsidiary of Panavision or other securities convertible into or exchangeable or exercisable for shares of capital stock or equity interests of any Subsidiary of Panavision, and there are no Contracts to which any member of the Panavision Group is a party or bound of any kind (i) that may obligate any Subsidiary of Panavision to issue, purchase, redeem, sell, vote or otherwise acquire any capital stock or equity interests of such Subsidiary, (ii) relating to options, stock appreciation rights, subscriptions, warrants or rights (including any preemptive rights) with respect to capital stock or equity interests of any Subsidiary of Panavision or other securities convertible into or exchangeable or exercisable for shares of capital stock or equity interests of any Subsidiary of Panavision or (iii) the value of which is determined by reference to shares of capital stock or equity interests of any Subsidiary of Panavision.

(c) Except as set forth in Section 4.7(c) of the Panavision Disclosure Letter or as may be entered into prior to the Closing in accordance with Section 8.1, there are no stockholder agreements, investor rights agreements, registration rights agreements, voting agreements or trusts, proxies or other Contracts or understandings in effect with respect to the voting, ownership, acquisition or transfer of any shares of capital stock or equity interests in Subsidiaries of Panavision (including Contracts relating to rights of first refusal, co-sale rights or drag-along rights).

(d) Except for interests in their respective Subsidiaries or as may be permitted prior to the Closing in accordance with Section 8.1, no member of the Panavision Group owns, directly or indirectly, any interest or investment in the form of equity in, and no member of the Panavision Group is subject to any obligation or requirement to provide for or make any investment in, any Person (other than another member of the Panavision Group).

Section 4.8 Financial Statements; Internal Controls.

(a) Attached as Section 4.8(a) of the Panavision Disclosure Letter are true, correct and complete copies of (i) the draft audited consolidated balance sheet of the Panavision Group as of December 31, 2017 and the draft audited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Panavision Group for the year ended December 31, 2017 (collectively, the “Panavision Draft Audited Financial Statements”), (ii) the audited consolidated balance sheets of the Panavision Group as of December 31, 2016 and December 31, 2015 and the audited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Panavision Group for the years ended December 31, 2016 and December 31, 2015 (together with the Draft Panavision Audited Financial Statements, the “Panavision Audited Financial Statements”) and (iii) the unaudited consolidated balance sheet and statements of operations, income and cash flows of the Panavision Group as of and for the quarter ended March 31, 2018 (the “Panavision Unaudited Financial Statements” and, together with the Panavision Audited Financial Statements, the “Panavision Audited and Unaudited Financial Statements”).

(b) Except as set forth on Section 4.8(b) of the Panavision Disclosure Letter, the Panavision Audited and Unaudited Financial Statements (i) fairly present in all material respects (A) the consolidated financial position of the Panavision Group, as at the respective dates thereof, (B) in the case of the Panavision Audited and Unaudited Financial Statements, the consolidated results of operations, income and cash flows of the Panavision Group for the respective period then ended and (C) in the case of the Panavision Audited Financial Statements, the consolidated changes in stockholders’ equity (deficit) of the Panavision Group for the respective periods then ended (subject, in the case of the Panavision Unaudited Financial Statements with respect to clauses (A) and (B), to the absence of normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of the Panavision Audited Financial Statements, as may be indicated in the notes thereto and subject, in the case of the Panavision Unaudited Financial Statements, to the absence of footnotes and normal year-end audit adjustments (none of which is expected to be material)), and (iii) were prepared from, and are in accordance with, the Books and Records of the Panavision Group. Except as set forth on Section 4.8(b) of the Panavision Disclosure Letter, (A) the audited consolidated balance sheets of the Panavision Group as of December 31, 2017, December 31, 2016 and December 31, 2015 and the audited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Panavision Group for the years ended December 31, 2017 (the “Closing Panavision Audited Financial Statements”), when delivered following the date of this Agreement in accordance with Section 8.7, will fairly present in all material respects the consolidated financial position of the Panavision Group, as at the respective dates thereof, and the consolidated results of operations, income, changes in stockholders’ equity (deficit) and cash flows for the respective periods then ended, (B) the

Closing Panavision Audited Financial Statements, when delivered following the date of this Agreement in accordance with Section 8.7, will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (C) the Closing Panavision Audited Financial Statements, when delivered following the date of this Agreement in accordance with Section 8.7, will have been prepared from, and in accordance with, the Books and Records of the Panavision Group, (D) the Closing Panavision Audited Financial Statements, when delivered following the date of this Agreement in accordance with Section 8.7, will have been audited in accordance with the standards of the Public Company Accounting Oversight Board, and (E) the Closing Panavision Audited Financial Statements, when delivered by Panavision for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 8.7, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof.

(c) The Panavision Group maintains and, for all periods covered by the Panavision Audited and Unaudited Financial Statements, has maintained (i) Books and Records of the Panavision Group in the ordinary course of business that accurately and fairly reflect the transactions and dispositions of the assets of the Panavision Group in all material respects and (ii) a system of internal accounting controls sufficient to provide, in all material respects, reasonable assurances (w) that transactions, receipts and expenditures of the Panavision Group are being executed and made only in accordance with appropriate authorizations of management of Panavision, (x) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (y) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Panavision Group and (z) that accounts, notes and other receivables and Inventory are recorded accurately. Since January 1, 2015, no member of the Panavision Group has received from its independent auditors any written notification of any (x) “significant deficiency” in the internal controls over financial reporting of the Panavision Group, (y) “material weakness” in the internal controls over financial reporting of the Panavision Group or (z) fraud, whether or not material, that involves management or other employees of the Panavision Group who have a significant role in the internal controls over financial reporting of the Panavision Group.

(d) No member of the Panavision Group is a party to any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

Section 4.9 No Undisclosed Liabilities. Except as set forth in Section 4.9 of the Panavision Disclosure Letter, as of the date of this Agreement, there is no liability, Indebtedness or obligation of, or claim or judgment against, any member of the Panavision Group (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due) that would be required to be disclosed on a consolidated balance sheet of the Panavision Group prepared in accordance with GAAP, applied on a basis consistent with past practice, except for liabilities, Indebtedness, obligations, claims or judgments (a) reflected or reserved for in the Panavision Audited and Unaudited Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Panavision Draft Audited Financial Statements in the ordinary course of business consistent with past practice of the Panavision Group or (c) that have not been, or would not reasonably be expected to be, individually or in the aggregate, material to the Panavision Group, taken as a whole.

Section 4.10 Litigation. Except (a) as set forth in Section 4.10 of the Panavision Disclosure Letter and (b) for Actions relating to Taxes (as to which certain representations and warranties are made pursuant to Section 4.15), as of the date of this Agreement, there are no, and since January 1, 2016, there have not been any, material Actions pending or, to the Knowledge of Panavision, threatened in writing against any member of the Panavision Group or, to the Knowledge of Panavision, any of the directors, officers, managers or employees of the Panavision Group (in his or her capacity as such). As of the date of this Agreement, there is no outstanding material Governmental Order imposed upon any member of the Panavision Group, nor are any properties or assets (including the Panavision Real Property) of the Panavision Group bound by or subject to any material Governmental Order.

Section 4.11 Compliance with Laws. Each member of the Panavision Group is, and since January 1, 2015 has been, in compliance with all applicable Laws in all material respects. Since January 1, 2015, no member of the Panavision Group has received written notice from any Governmental Authority alleging any material violation of any applicable Law.

Section 4.12 Contracts; No Defaults.

(a) Section 4.12(a) of the Panavision Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xxi) below to which any member of the Panavision Group is a party or by which any member of the Panavision Group is bound, in each case, as of the date of this Agreement (collectively, the “Panavision Material Contracts”):

(i) Contracts (other than non-continuing purchase orders and any Contracts with a term of less than six (6) months) with (i) any of the Top Panavision Customers or (ii) the Top Panavision Vendors;

(ii) Contracts evidencing Indebtedness, in each case, involving an outstanding balance or amount in excess of $500,000;

(iii) Contracts for the acquisition or disposition of any equity interests in, or any business unit or material assets of, any Person (other than Inventory in the ordinary course of business), in each case, whether by merger, consolidation, combination, the purchase or sale of stock or assets or otherwise, involving payments in excess of $1,000,000, other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing with respect to any member of the Panavision Group;

(iv) all leases, lease guaranties, subleases, sub-subleases, licenses, concession Contracts, occupancy Contracts and other Contracts for the leasing, use or occupancy of the Panavision Leased Real Property (other than any co-location, access or similar arrangements or agreements with respect to the use of Panavision Leased Real Property in the ordinary course of business) (collectively, the “Panavision Real Property Leases”);

(v) Contracts pursuant to which any member of the Panavision Group is a lessor of any personal property (including Inventory) involving payments in excess of $500,000 in any calendar year after the date hereof;

(vi) Contracts creating or governing any joint venture, partnership or limited liability company with any Person who is not a member of the Panavision Group (excluding, for the avoidance of doubt, Contracts with suppliers, customers and distributors of the Panavision Group entered into in the ordinary course of business);

(vii) Contracts between or among any members of the Panavision Group, except for those entered into in the ordinary course of business;

(viii) Contracts with (A) any current officer, employee or individual who is an independent contractor of any member of the Panavision Group who receives annual base compensation (excluding bonus and other benefits) in excess of $200,000 or (B) any employee or individual who is an independent contractor of any member of the Panavision Group that provide for change in control, retention or similar bonuses;

(ix) Contracts containing (A) covenants prohibiting or limiting in any material respect the right of any member of the Panavision Group to engage in any line of business in any geographic area or to compete with any Person or (B) any exclusive rights, rights of first refusal or rights of first offer in favor of any Person who is not a member of the Panavision Group;

(x) stockholder agreements, investor rights agreements, registration rights agreements, voting agreements or trusts, proxies or other Contracts or understandings in effect with respect to the voting, ownership, acquisition or transfer of any equity interests in any member of the Panavision Group (including Contracts relating to rights of first refusal, co-sale rights or drag-along rights with respect to any equity interests in any member of the Panavision Group);

(xi) collective bargaining agreements or Contracts with any labor union, works council or other body representing employees of any member of the Panavision Group;

(xii) Contracts (including license agreements) pursuant to which any member of the Panavision Group (A) grants to a third Person the right to use material Intellectual Property of the Panavision Group or (B) is granted by a third Person the right to use Intellectual Property that is material to the Panavision Group (in each case other than Contracts containing non-exclusive rights to Intellectual Property granted or received by the Panavision Group in the ordinary course of business);

(xiii) Contracts requiring, or the performance of which is reasonably expected to result in, capital expenditures after the date of this Agreement in an amount in excess of $500,000 in any calendar year;

(xiv) Contracts that grant to any third Person (A) any “most favored nation” rights with respect to pricing or (B) price guarantees for a period greater than one year from the date of this Agreement and require aggregate future payments to any member of the Panavision Group in excess of $300,000 in any calendar year;

(xv) Contracts entered into since January 1, 2015 reflecting the settlement of any Actions involving the payment or receipt of greater than $150,000 individually after the date hereof, that subject any member of the Panavision Group to any material non-monetary obligation or that are otherwise, individually or in the aggregate, material to the Panavision Group, taken as a whole;

(xvi) any power of attorney or similar agreement to which any member of the Panavision Group is a party (other than any power of attorney or similar agreement granted (A) to local attorneys, agents or accountants or their respective firms for the purposes of registrations, filings or corporate formation, Tax filings or administration matters for corporate entities or other similar matters (including any such agreement or arrangement relating to the import or export of products with a customs broker or other similar representative) or (B) with respect to any other member of the Panavision Group) involving any payments after the date hereof, by any member of the Panavision Group;

(xvii) interest rate, currency or other hedging Contracts;

(xviii) any Panavision Related Party Contract;

(xix) any Government Contract involving payments by or to any member of the Panavision Group in excess of $250,000 in the portion of the year in which the Closing occurs or that are reasonably expected to involve payments by or to any member of the Panavision group in excess of $250,000 in the calendar year 2018 or any future calendar year;

(xx) sales agency, manufacturer’s representative, marketing or distributorship Contracts, in each case involving payments by or to any member of the Panavision Group in excess of $250,000 in the calendar year immediately preceding the date of this Agreement or the portion of the year in which the Closing occurs or that are reasonably expected to involve payment by or to any member of the Panavision Group in excess of $250,000 in the calendar year 2018 or any future calendar year; and

(xxi) Contracts (other than non-continuing purchase orders) not of the types described above in this Section 4.12(a) that (A) involve consideration in excess of $750,000 in the calendar year immediately preceding the date hereof or that are reasonably expected to involve consideration in excess of $750,000 in the calendar year 2018 or any future calendar year and (B)(1) that are, in each case, not terminable without penalty upon less than ninety (90) days’ prior written notice by the applicable member of the Panavision Group or (2) that require performance by any party more than one (1) year from the date of this Agreement.

(b) True, correct and complete copies of the written Panavision Material Contracts have been made available to Acquiror or its Representatives, together with all amendments and modifications thereto. As of the date of this Agreement, all of the Panavision Material Contracts are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the member of the Panavision Group party thereto and, to the Knowledge of Panavision, each of the other parties thereto. As of the date of this Agreement, each member of the Panavision Group has performed in all material respects all respective material obligations required to be performed by it under the Panavision Material Contracts as of the date hereof and no member of the Panavision Group or, to the Knowledge of Panavision, any other party thereto is in material breach of or material default under any Panavision Material Contract. As of the date of this Agreement, no member of the Panavision Group has received any written claim or notice of termination or material breach of or material default under any Panavision Material Contract and, to the Knowledge of Panavision, no event has occurred that, individually or in the aggregate, would reasonably be expected to result in a material breach of or a material default under any Panavision Material Contract (in each case, with or without notice or lapse of time or both).

Section 4.13 Benefit Plans.

(a) Section 4.13(a) of the Panavision Disclosure Letter sets forth a true, correct and complete list of each material Benefit Plan entered into, maintained, sponsored, contributed to or required to be contributed to by any member of the Panavision Group for the benefit of any current or former employee, officer, director or individual consultant of Panavision or any of its Subsidiaries, or to which any member of the Panavision Group is a party or has or may have any liability (each, a “Panavision Benefit Plan”). Panavision has made available to Acquiror, with respect to each such material Panavision Benefit Plan, true, correct and complete copies of (as applicable) (i) the most recent plan document (or, if not written, a written summary of its material terms), trust agreements, insurance contracts or other funding vehicles and, in each case, all amendments thereto, (ii) the most recent summaries and summary plan descriptions, including any summary of material modifications, if any, required under ERISA, (iii) the most recent annual reports (Form 5500 series), including applicable schedules and attachments thereto, (iv) the most recent actuarial reports or other financial statements relating to such Panavision Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to such Panavision Benefit Plan intended to be qualified under Section 401(a) of the Code and any pending request for such a determination letter and (vi) all material non-routine filings and communications received from or sent to any Governmental Authority relating to such Panavision Benefit Plan.

(b) (i) Each Panavision Benefit Plan has been established, maintained and administered in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code, (ii) all material contributions and premium payments that are due with respect to any Panavision Benefit Plan on or before the date hereof have been timely made, or to the extent not yet due, have been accrued in accordance with GAAP and (iii) each Panavision Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or is entitled to rely on a favorable advisory letter or opinion letter from the IRS, in either case, that has not been revoked, and to the Knowledge of Panavision, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Panavision Benefit Plan. No member of the Panavision Group has incurred or could reasonably be expected to incur any material penalty or Tax (whether or not assessed) under Section 4980H or Section 4980D of the Code related to the applicable requirements of the Affordable Care Act.

(c) Except as would reasonably be expected to be, individually or in the aggregate, material to the Panavision Group, taken as a whole, neither Panavision nor, to the Knowledge of Panavision, any “party in interest” or “disqualified person” with respect to any Panavision Benefit Plan has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA and no fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Panavision Benefit Plan.

(d) With respect to each Panavision Benefit Plan, no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Panavision, threatened in writing, except for any such Action that is not, or would not reasonably be expected to be, individually or in the aggregate, material to the Panavision Group, taken as a whole.

(e) No Panavision Benefit Plan is, and neither any member of the Panavision Group nor any ERISA Affiliate thereof sponsors, maintains, contributes to, or has, within the past six (6) years, sponsored, maintained, contributed to, or had, any actual or contingent liability with respect to: (i) a Multiemployer Plan; (ii) a plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code; (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code); or (iv) a “multiple employer welfare arrangement” (within the meaning of 3(40) of ERISA). No member of the Panavision Group has any liability in respect of, or obligation to provide, any health, life insurance or other welfare benefits to any current or former employee of the Panavision Group after retirement or other termination of employment or service, whether under a Panavision Benefit Plan or otherwise, other than health continuation coverage pursuant to COBRA where the full cost thereof is borne entirely by the former employee (or beneficiary thereof).

(f) Section 4.13(f) of the Panavision Disclosure Letter sets forth a complete list of each Multiemployer Plan that, within the last six (6) years, has been sponsored, maintained or contributed to by any member of the Panavision Group or any of their respective ERISA Affiliates. With respect to each Multiemployer Plan set forth in Section 4.13(f) of the Panavision Disclosure Letter, neither any member of the Panavision Group nor any of their respective ERISA Affiliates has (i) incurred or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in sections 4203 and 4205 of ERISA, from any such Multiemployer Plan (or any liability resulting therefrom has been satisfied in full) or has any contingent liability under Section 4204 of ERISA, or (ii) received written notice that any such Multiemployer Plan has undergone or is expected to undergo a mass withdrawal or termination (or treatment of a plan amendment as termination). The aggregate withdrawal liability of the members of the Panavision and their respective ERISA Affiliates under Subtitle E of Title IV of ERISA, computed as if a complete withdrawal had occurred under each Multiemployer Plan on the date hereof, would not reasonably be expected to result in a Panavision Material Adverse Effect.

(g) Each member of the Panavision Group has complied in all material respects with Section 409A of the Code with respect to any compensation paid or payable pursuant to any Panavision Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code).

(h) No member of the Panavision Group has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or other individual service provider of the Panavision Group for any tax incurred by such individual under Section 409A or 4999 of the Code.

(i) Except as set forth in Section 4.13(i) of the Panavision Disclosure Letter, the consummation of the Transactions will not, either alone or in combination with any other event, (i) entitle any current or former employee, officer, director or other individual service provider of the Panavision Group to any severance, termination, retention, change in control or other similar payment or benefit, except as expressly provided in this Agreement, (ii) accelerate the time of payment or vesting or trigger any payment or funding of any compensation or benefits under any Panavision Benefit Plan or (iii) increase the amount of compensation due any such employee, officer, director or other individual service provider. No amounts that could be received (whether in cash or property or the vesting of property), either individually or in combination with any other such payment, as a result of the consummation of the Transactions, either alone or in a combination with another event under any Panavision Benefit Plan or otherwise, will constitute an “excess parachute payment” under 280G of the Code.

(j) With respect to each Panavision Benefit Plan subject to the Laws of any jurisdiction outside the United States, (i) each such Panavision Benefit Plan required to be registered has been registered and has been maintained in good standing in all material respects with applicable regulatory authorities, (ii) if intended to qualify for special Tax treatment, such Panavision Benefit Plan meets all material requirements for such treatment and (iii) if required under applicable Law to be funded or book reserved, such Panavision Benefit Plan is funded or book reserved, as appropriate, in all material respects to the extent so required by applicable Law. Each Panavision Benefit Plan subject to the Laws of any jurisdiction outside the United States that provides retirement benefits is a defined contribution plan.

Section 4.14 Labor Relations; Employees.

(a) Except as set forth in Section 4.14(a) of the Panavision Disclosure Letter, (i) no member of the Panavision Group is a party to or bound by any collective bargaining agreement, works council agreement, labor agreement or any similar Contract, (ii) no such Contract is being negotiated by any member of the Panavision Group, and (iii) no employees of the Panavision Group are represented by a union, works council or other labor organization with respect to their employment with the Panavision Group. No labor union, labor organization, works council or group of employees of the Panavision Group has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(b) Since January 1, 2015, there has been no material labor grievance, material labor arbitration, unfair labor practice charge, strike, slowdown, work stoppage, lockout or other material labor dispute against or affecting any member of the Panavision Group or, to the Knowledge of Panavision, threatened in writing; nor is there, to the Knowledge of Panavision, any labor organization activity pending or threatened in writing against any employee or member of the Panavision Group.

(c) The Panavision Group has satisfied any pre-signing legal or contractual requirement to provide notice or information to, or to enter into any consultation procedure with, any labor union, labor organization or works council that is representing any employee in connection with the execution of this Agreement or the consummation of the Transactions. The execution of this Agreement and the consummation of the Transactions will not result in any material breach or other material violation of any collective bargaining agreement, employment agreement, consulting agreement or other labor-related Contract to which any member of the Panavision Group is a party or bound.

(d) The Panavision Group is, and since January 1, 2015 has been, in compliance in all material respects with all applicable Laws respecting labor and employment, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, affirmative action, workers’ compensation, labor relations, employee leave issues, unemployment insurance, obligations under the National Labor Relations Act and any notice and other requirements under the Workers’ Adjustment and Retraining Notification Act and any similar state or local Law. Since January 1, 2015, no member of the Panavision Group has received written notice of (A) any unfair labor practice charge or complaint pending or, to the Knowledge of Panavision, threatened before the National Labor Relations Board or any other Governmental Authority against any member of the Panavision Group, (B) any material complaints, grievances or arbitrations arising out of any collective bargaining agreement, (C) any material charge or complaint with respect to or relating to any member of the Panavision Group pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, or (D) any material Action pending or, to the Knowledge of Panavision, threatened in any forum by or on behalf of any present or former employee of any member of the Panavision Group, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(e) Except as set forth in Section 4.14(e) of the Panavision Disclosure Letter, to the Knowledge of Panavision, in the last three (3) years, no written allegations of sexual harassment have been made against (i) any officer of the Panavision Group or (ii) any employee of the Panavision Group at a level of Vice President or above or who supervises five (5) or more employees of the Panavision Group.

(f) Except as set forth in Section 4.14(f) of the Panavision Disclosure Letter, to the Knowledge of Panavision, no employee of the Panavision Group with an annual base salary in excess of $200,000 has provided written notice at least sixty (60) days prior to the date of this Agreement of his or her intent to terminate employment.

(g) Except as would not result in material liability for the Panavision Group, no member of the Panavision Group is delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(h) To the Knowledge of Panavision, no present or former employee or independent contractor of any member of the Panavision Group with an annual base salary in excess of $200,000 is in material violation of any term of any employment agreement, restrictive covenant, nondisclosure obligation or fiduciary duty (i) to any member of the Panavision Group or (ii) to a former employer or engager of any such individual relating (A) to the right of any such individual to work for or provide services to any member of the Panavision Group or (B) to the knowledge or use of trade secrets or proprietary information.

(i) No member of the Panavision Group is, as of the date hereof, a “contractor” or “subcontractor” as defined by Executive Order 11246 or required under applicable law to maintain an affirmative action plan.

Section 4.15 Taxes.

(a) All material Tax Returns required to be filed by or with respect to any member of the Panavision Group have been duly and timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects, and all material Taxes (other than Taxes being contested in good faith and for which adequate reserves have been maintained in accordance with GAAP) that are required to be paid by or with respect to any member of the Panavision Group (whether or not shown on any Tax Return) have been fully and timely paid. With respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due or owing, the Panavision Group has made due and sufficient accruals for any material amounts of such Taxes in the Panavision Audited and Unaudited Financial Statements and Books and Records of the Panavision Group in accordance with GAAP, and no member of the Panavision Group has received any refund of Taxes to which, to the Knowledge of Panavision, it is not entitled.

(b) Except as would not have a Panavision Material Adverse Effect, since the date of the last Tax Return filing, no member of the Panavision Group has engaged in a transaction (other than transactions entered into in the ordinary course of business) that could reasonably be expected to result in a material Tax liability that has not been accrued for.

(c) There are no Liens for any material Taxes (other than Permitted Liens) on any property or assets of any member of the Panavision Group.

(d) No deficiency for any material amount of Tax has been asserted or assessed by any Governmental Authority in writing against any member of the Panavision Group that remains unpaid except for deficiencies being contested in good faith and for which adequate reserves have been maintained in accordance with GAAP.

(e) There are no ongoing or pending Actions or Actions threatened in writing with respect to any material Taxes of any member of the Panavision Group, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect or outstanding with respect to any Taxes of any member of the Panavision Group.

(f) There is no pending claim for a material refund filed by or with respect to any member of the Panavision Group with respect to Taxes previously paid.

(g) No member of the Panavision Group has made a request for an advance Tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any material Taxes.

(h) No member of the Panavision Group is a party to, bound by or has any liability or obligation under any Tax allocation, indemnification, sharing or similar agreement or arrangement (other than Contracts entered into in the ordinary course of business and that do not relate primarily to Taxes).

(i) During the two (2)-year period ending on the date of this Agreement, no member of the Panavision Group has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares that was purported, or intended, to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-United States Law).

(j) No member of the Panavision Group (i) is or has ever been a member of an affiliated group filing a consolidated or similar income Tax Return for federal, state, local or non-United States Tax purposes (other than any such group the common parent of which is Panavision) and (ii) has any liability for Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-United States Law) or as a transferee or successor or by contract (other than Contracts entered into in the ordinary course of business and that do not relate primarily to Taxes).

(k) No member of the Panavision Group has received written notice from any jurisdiction in which such member currently does not file Tax Returns claiming that such member is or may be required to file Tax Returns in such jurisdiction that has not been resolved.

(l) No member of the Panavision Group has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or any similar provision of state, local or foreign Law).

(m) No member of the Panavision Group is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n) No member of the Panavision Group will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any (i) change in accounting method under Section 481 of the Code (or any similar provision of state, local or foreign Law) for a Tax period (or a portion thereof) ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a Tax period (or a portion thereof) ending on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) entered into on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date,

(v) intercompany transaction described in the Treasury Regulations under Section 1502 of the Code entered into on or prior to the Closing Date, (vi) prepaid amount received on or prior to the Closing Date or (vii) election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law).

(o) The last taxable year for U.S. federal income tax purposes that began before January 1, 2018 of each member of the Panavision Group that is a “deferred foreign income corporation” within the meaning of Section 965 of the Code ended on December 31, 2017. The aggregate Transition Tax Obligation for the Panavision Group is not materially in excess of the amount set forth in Section 4.15(o) of the Panavision Disclosure Letter.

(p) No power of attorney that is currently in force (other than powers of attorney granted in the ordinary course of business related to the preparation or filing of Tax Returns) has been granted by or with respect to any member of the Panavision Group with respect to any matter relating to Taxes that will not be terminated prior to the Closing Date.

(q) To the Knowledge of Panavision, each member of the Panavision Group is and has at all times been a resident for Tax purposes in its place of incorporation or organization and is not and has not at any time been treated as resident, or having a permanent establishment or other place of business, in any other jurisdiction for any Tax purpose.

(r) No member of the Panavision Group that is organized outside the United States holds material assets that constitute “United States property” within the meaning of Section 956 of the Code and that give rise to a material gross income inclusion under Section 951(a)(1)(B) of the Code (taking into account Section 959 of the Code).

Section 4.16 Brokers’ Fees. Except as set forth in Section 4.16 of the Panavision Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of any member of the Panavision Group or its Affiliates.

Section 4.17 Insurance. Section 4.17 of the Panavision Disclosure Letter contains a list of all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, any member of the Panavision Group as of the date of this Agreement (each such policy, a “Panavision Insurance Policy”). Each of the Panavision Insurance Policies is in full force and effect and all premiums due and payable thereon covering periods up until the Closing have been paid in all material respects as of the date hereof. As of the date hereof, there is no material claim pending under any of the Panavision Insurance Policies as to which coverage has been questioned, denied or disputed, in each case, in writing by the underwriters of such policies. As of the date of this Agreement, no member of the Panavision Group has received a written notice of cancellation, non-renewal or material premium increase of any Panavision Insurance Policy.

Section 4.18 Permits. The Panavision Group has all material Permits necessary under applicable Law to permit the members of the Panavision Group to own, operate, use, lease and maintain their assets (including the Panavision Real Property) in the manner in which they are as of the date hereof owned, operated, used, leased and maintained and to conduct the business of the Panavision Group as currently conducted as of the date hereof in all material respects (each, a “Panavision Permit”). Each Panavision Permit is valid, binding and in full force and effect, except as is not, or would not reasonably would be expected to be, individually or in the aggregate, material to the Panavision Group, taken as a whole. Section 4.18 of the Panavision Disclosure Letter sets forth a list of the Panavision Permits. No member of the Panavision Group is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any material term, condition or provision of any Panavision Permit, except as is not, or would not reasonably would be expected to be, individually or in the aggregate, material to the Panavision Group, taken as a whole.

Section 4.19 Equipment and Other Tangible Property.

(a) The Panavision Group has good and marketable title to all of the material personal property and valid leasehold interests in all of the material leased personal property assets of the Panavision Group, free and clear of all Liens (other than Permitted Liens), except for assets disposed of, leased to a third party or otherwise utilizable in the ordinary course of business.

(b) All such material personal property and material leased personal property assets of the Panavision Group described in clause (a) are structurally sound and in good operating condition and repair (ordinary wear and tear excepted), are saleable or leasable (as applicable) in the ordinary course of business consistent with past practice and are suitable for their present uses, except as is not, or would not reasonably be expected to be, individually or in the aggregate, material to the Panavision Group, taken as a whole.

(c) The tangible and real property assets owned by or leased to the Panavision Group as of the date of this Agreement constitute substantially all of the tangible and real property assets used by the Panavision Group to operate the business of the Panavision Group in all material respects as it is conducted on the date of this Agreement.

Section 4.20 Real Property.

(a) Section 4.20(a)(i) of the Panavision Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of the address of all Panavision Owned Real Property. A member of the Panavision Group has good and marketable fee simple title to all Panavision Owned Real Property, free and clear of all Liens (other than Permitted Liens). There is no Person, other than the applicable member of the Panavision Group, that has any right to use, operate or otherwise occupy the Panavision Owned Real Property, or any material portion thereof, whether as a tenant, subtenant or otherwise, except as set forth in Section 4.20(a)(ii) of the Panavision Disclosure Letter. There is no third Person who has any right to acquire any interest in the Panavision Owned Real Property. True, correct and complete copies of all deeds and other instruments by which any member of the Panavision Group acquired the Panavision Owned Real Property and copies of all title insurance policies, surveys, zoning reports and environmental reports relating to the Panavision Owned Real Property have, in each case to the extent in the possession of the Panavision Group been made available to Acquiror.

(b) Section 4.20(b) of the Panavision Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all Panavision Leased Real Property and all Panavision Real Property Leases pertaining to such Panavision Leased Real Property. With respect to each parcel of Panavision Leased Real Property:

(i) A member of the Panavision Group holds a valid and existing leasehold estate in such Panavision Leased Real Property, free and clear of all Liens (other than Permitted Liens).

(ii) The Panavision Real Property constitutes all of the real property owned, operated, used, leased or otherwise occupied by any member of the Panavision Group as of the date hereof. To the Knowledge of Panavision, as of the date hereof, the applicable member of the Panavision Group’s possession and quiet enjoyment of the Panavision Leased Real Property under the applicable Panavision Real Property Lease has not been materially disturbed and there are no material disputes with respect to such Panavision Real Property Lease.

(iii) Except as set forth in Section 4.20(b)(iii) of the Panavision Disclosure Letter, there are no other leases, subleases, licenses, occupancy Contracts, options, rights or other Contracts or arrangements for real property affecting the Panavision Leased Real Property or to which any member of the Panavision Group is bound. As of the date hereof, a member of the Panavision Group owns all of the lessee’s, tenant’s, sublessee’s or licensee’s interest under the Panavision Real Property Leases and, except for any Permitted Liens, has not assigned, subleased, transferred, mortgaged, deeded in trust, pledged or otherwise hypothecated or encumbered any such interest, in whole or in part. There are no material brokerage or leasing commissions, or any similar material charges or commissions, due in connection with any of the Panavision Real Property Leases that will be binding on Acquiror or any of its respective Affiliates or Representatives after the Closing.

(iv) To the Knowledge of Panavision, as of the date hereof, there are no condemnation, eminent domain or similar proceedings pending or threatened in writing affecting any portion of the Panavision Leased Real Property. To the Knowledge of Panavision, as of the date hereof, there are no claims pending or threatened in writing, initiated by, or on behalf of, any member of the Panavision Group to change or redefine the zoning or land use classification, and no member of the Panavision Group has received written notice of any such claim, in each case, with respect to any of the Panavision Leased Real Property.

(v) The Panavision Leased Real Property is in good condition and repair, ordinary course wear and tear excepted, and is sufficient for the uses in which such property is employed as of the date hereof, except as is not, or would not reasonably be expected to be, individually or in the aggregate, material to the Panavision Group, taken as a whole.

Section 4.21 Intellectual Property.

(a) Section 4.21(a) of the Panavision Disclosure Letter lists each material item of Intellectual Property owned by any member of the Panavision Group as of the date of this Agreement and registered or applied for with a Governmental Authority, whether applied for or registered in the United States or internationally as of the date of this Agreement (“Panavision Registered Intellectual Property”). A member of the Panavision Group is the sole and exclusive beneficial and record owner of all right, title and interest in and to the Panavision Registered Intellectual Property items set forth in Section 4.21(a) of the Panavision Disclosure Letter, free and clear of any Lien (other than Permitted Liens). To the Knowledge of Panavision, all such Panavision Registered Intellectual Property is subsisting, valid and enforceable. To the Knowledge of Panavision, the Panavision Group has made all filings and payments and taken all other actions required to be made or taken under applicable Law to maintain rights in each material item of Panavision Registered Intellectual Property in full force and effect in accordance with applicable Laws, except as would not have a Panavision Material Adverse Effect. No Action is or, since January 1, 2016, has been pending or, to the Knowledge of Panavision, threatened against any member of the Panavision Group, in which the scope, validity or enforceability of any Panavision Registered Intellectual Property is being or has been contested or challenged, except as would not have a Panavision Material Adverse Effect.

(b) To the Knowledge of Panavision, the Panavision Group is not interfering with, infringing upon, misappropriating or otherwise violating any Intellectual Property of any third Person, except for any interference, infringement, misappropriation or other violation that has not been, or would not reasonably be expected to be, individually or in the aggregate, material to the Panavision Group, taken as a whole, and there is no material Action pending or, to the Knowledge of Panavision, threatened in writing to which any member of the Panavision Group is a named party alleging the interference, infringement, misappropriation or other violation by any member of the Panavision Group of any Intellectual Property of any third Person. There are no Governmental Orders to which any member of the Panavision Group is subject with respect to any material Intellectual Property.

(c) Except as set forth in Section 4.21(c) of the Panavision Disclosure Letter, to the Knowledge of Panavision, as of the date of this Agreement, (i) no Person is interfering with, infringing upon, misappropriating or otherwise violating any Intellectual Property of any member of the Panavision Group in any material respect and (ii) the Panavision Group has not sent to any Person in the past two (2) years any written notice, charge, complaint, claim or other written assertion against such third Person claiming infringement or violation by or misappropriation of any Intellectual Property of any member of the Panavision Group.

(d) The Panavision Group takes commercially reasonable measures to protect the confidentiality of its trade secrets and its other material confidential or proprietary information, know-how and processes. To the Knowledge of Panavision, there has not been any unauthorized disclosure of or unauthorized access to any trade secrets or other material confidential or proprietary information, know-how and processes of any member of the Panavision Group to or by any Person in a manner that has resulted or may result in the misappropriation of, or loss of trade secret or other rights in and to, such information, know-how or processes, except as has not been, or would not reasonably be expected to be, individually or in the aggregate, material to the Panavision Group, taken as a whole. The Panavision Group has implemented reasonable infrastructure security measures that are no less than applicable industry standards (including, for any location that processes film materials, Motion Picture Association of America standards) and that are designed to prevent the loss, damage, theft and unauthorized access or copying or use of third-party materials.

(e) The Panavision Group is in compliance in all material respects with applicable Law, as well as its own policies, relating to data privacy, data protection and the collection and use of personal information collected, used or held for use by the Panavision Group, and there are no Actions to which any member of the Panavision Group is a named party pending or, to the Knowledge of Panavision, threatened in writing against any member of the Panavision Group alleging a violation of any third Person’s privacy or personal information rights. To the Knowledge of Panavision, (i) there have been no material security breaches in the information technology systems of the Panavision Group or of third Persons to the extent used by or on behalf of the Panavision Group and, (ii) there have been no disruptions in any information technology systems that materially adversely affected the business or operations of the Panavision Group. With respect to the software used or held for use in the business of the Panavision Group, to the Knowledge of Panavision, no such software contains any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any software or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of such or other software or information or data (or any parts thereof) of the Panavision Group or customers of the Panavision Group.

Section 4.22 Environmental Matters. Except as set forth in Section 4.22 of the Panavision Disclosure Letter:

(a) The Panavision Group is and, since January 1, 2013, has been in compliance in all material respects with all Environmental Laws.

(b) There has been no release of any Hazardous Materials by any member of the Panavision Group (or for which they have retained or assumed liability whether contractually or by operation of Law) at, in, on or under any Panavision Real Property or in connection with any member of the Panavision Group’s operations off-site of the Panavision Real Property or, to the Knowledge of Panavision, at, in, on or under any formerly owned or leased real property during the time that any member of the Panavision Group owned or leased such property, in each case to the extent giving rise to any material liabilities under Environmental Laws.

(c) No member of the Panavision Group is subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by any member of the Panavision Group or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(d) No Action is pending or, to the Knowledge of Panavision, threatened in writing alleging the Panavision Group’s non-compliance in any material respect with or material liability under Environmental Laws.

(e) There are no past or present actions, activities, circumstances, conditions, events or incidents, including the release, emission, discharge, presence or disposal of, or exposure to, any Hazardous Materials, that could reasonably be expected to form the basis of any material Action under any Environmental Law against any member of the Panavision Group or, to the Knowledge of Panavision, against any Person whose liability for any such Action any member of the Panavision Group has retained or assumed either contractually or by operation of Law.

Section 4.23 Absence of Changes.

(a) Except as set forth in Section 4.23(a) of the Panavision Disclosure Letter, since December 31, 2017, (i) there has not been any Panavision Material Adverse Effect, (ii) the Panavision Group has, in all material respects, conducted its business and operated its properties in the ordinary course of business consistent with past practice and (iii) no member of the Panavision Group has suffered any material loss, damage or destruction or other material casualty affecting its material properties or assets, whether or not covered by insurance.

(b) Except as set forth in Section 4.23(b) of the Panavision Disclosure Letter, since December 31, 2017, no member of the Panavision Group has taken or failed to take any action that, if taken or failed to be taken following the date of this Agreement and prior to the Closing, would require the consent of Acquiror pursuant to clauses (a), (b), (d), (g), (h), (i), (j), (k), (q) or (v) of Section 8.1.

Section 4.24 Related Party Transactions. Except for equity ownership or employment relationships (including any employment or similar Contract), any Ancillary Agreement, as set forth in Section 4.24 of the Panavision Disclosure Letter, or any transaction, Contract, or series of related transactions or Contracts, between Panavision or a Subsidiary of Panavision, on the one hand, and another Subsidiary of Panavision, on the other hand, (a) there are no transactions or Contracts, or series of related transactions or Contracts, between any member of the Panavision Group, on the one hand, and any Panavision Holder or any officer, director (or member of a similar governing body), manager or Affiliate (other than, for the avoidance of doubt, another member of the Panavision Group) of any member of the Panavision Group (or, to the Knowledge of Panavision, of any Panavision Holder), or, to the Knowledge of Panavision, any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, nor is any Indebtedness owed by or to any member of the Panavision Group, on the one hand, to or by any such Panavision Holder, officer, director (or member of a similar governing body), manager, Affiliate, associate or immediate family member, on the other hand (any such transaction, Contract or Indebtedness described in this clause (a), a “Panavision Related Party Contract”), (b) none of the Panavision Holders, the officers, directors (or members of a similar governing body), managers or Affiliates of any member of the Panavision Group (or, to the Knowledge of Panavision, of the Panavision Holders), or, to the Knowledge of Panavision, their respective “associates” or “immediate family members” owns directly or indirectly in whole or in part, or has any other material interest in, (i) any material tangible or real property that any member of the Panavision Group uses, owns or leases (other than through any equity interest in the Panavision Group) or (ii) any customer, vendor or other material business relation of the Panavision Group and (c) there are no other transactions or Contracts that would be required to be disclosed by Panavision under Item 404 of Regulation S-K (17 CFR 229.404) (if the Securities Act were applicable to Panavision).

Section 4.25 Anti-Corruption Compliance.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Panavision Group, taken as a whole, no member of the Panavision Group, nor any of their respective officers or directors, nor to the Knowledge of Panavision, any employee or agent, joint venture partner or other third party representative acting on behalf of any member of the Panavision Group, has at any time (i) been or is currently an officer, employee or agent of any Governmental Authority or (ii) directly or indirectly made any unlawful payment, given, offered, promised, or authorized or agreed to give, any money or thing of value to any Government Official or any other Person in violation of any applicable Anti-Bribery Laws.

(b) Each member of the Panavision Group has established and implemented and maintains in effect reasonable controls and procedures reasonably designed to promote compliance in all material respects with applicable Anti-Bribery Laws.

(c) Since January 1, 2013, no member of the Panavision Group (x) has, in each case concerning any actual or potential violation or wrongdoing related to any Anti-Bribery Laws: (i) received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit; or (y) has Knowledge of any actual or potential violation or wrongdoing related to any Anti-Bribery Laws.

Section 4.26 International Trade, Sanctions and Money Laundering Matters.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Panavision Group, taken as a whole, each member of the Panavision Group, all of their respective officers or directors, and, to the Knowledge of Panavision, all of their employees or agents or other third party representatives acting on behalf of any member of the Panavision Group, (i) are currently, and since January 1, 2013 have been, in compliance in all respects with all applicable Sanctions Laws, Money Laundering Laws, Ex-Im Laws and anti-boycott Laws (collectively, “Trade Control Laws”) and (ii) have obtained all material Permits for export, re-export, transfer or import required in accordance with Trade Control Laws.

(b) No member of the Panavision Group has made any voluntary disclosures related to Trade Control Laws and, to the Knowledge of Panavision, there are no pending or threatened Actions against, or investigations by any Governmental Authority of, any member of the Panavision Group, nor is there any judgment imposed (or threatened to be imposed) upon any member of the Panavision Group by or before any Governmental Authority, in each case, in connection with any alleged violation of the Trade Control Laws. The Panavision Group has in place controls and systems reasonably designed to promote compliance in all material respects with applicable Trade Control Laws.

(c) No member of the Panavision Group, nor any of their respective officers or directors, nor, to the Knowledge of Panavision, any of their employees or agents or other third party representatives acting on behalf of any member of the Panavision Group, is currently or has been since January 1, 2013: (i) a Sanctioned Person; or (ii) operating, conducting business, participating in any transaction or otherwise engaging in dealings with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws.

Section 4.27 Indebtedness. Section 4.27 of the Panavision Disclosure Letter sets forth, as of the date of this Agreement, all Indebtedness of the Panavision Group of the type under clauses (a)(i), (a)(ii), (a)(iii), (a)(iv), (a)(vi) and (a)(ix) (solely to the extent that any such guarantees are of indebtedness of the type under clause (a)(i) of the definition of “Indebtedness”) of the definition of “Indebtedness,” including the aggregate principal and interest outstanding (solely in the case of Indebtedness of the type under clause (a)(i) or (a)(ix) of the definition of “Indebtedness”) and the amount outstanding or drawn (solely in the case of Indebtedness of the type under clause (a)(ii) or (a)(iii) of the definition of “Indebtedness”), in each case, as of the date hereof.

Section 4.28 Warranties; Product Liability.

(a) Except as set forth in Section 4.28(a) of the Panavision Disclosure Letter, no member of the Panavision Group has made any express warranties in connection with the sale, lease or license of products or services or the performance of services beyond the applicable standard or negotiated terms and conditions of such sale, lease or license of such products or services or the performance of such services. There are no, and since January 1, 2017, there have been no Actions pending or, to the Knowledge of Panavision, threatened in writing against any member of the Panavision Group for warranty costs that would reasonably be expected to exceed or have exceeded $250,000 individually or $2,000,000 in the aggregate.

(b) Except as has not been, or would not reasonably be expected to be, individually or in the aggregate, material to the Panavision Group, taken as a whole, each product manufactured or, to the Knowledge of Panavision, sold, leased or delivered by any member of the Panavision Group since January 1, 2016 has been in conformity in all material respects with all applicable product specifications, all applicable express warranties and all applicable Laws. Since January 1, 2016, there have not been any (i) products manufactured or, to the Knowledge of Panavision, sold, leased or delivered by any member of the Panavision Group that have been recalled or (ii) Actions (whether completed or pending) seeking the recall, suspension or seizure of any products manufactured or, to the Knowledge of Panavision, sold, leased or delivered by any member of the Panavision Group.

Section 4.29 Information Supplied. The information, taken as a whole, supplied or to be supplied in writing by any member of the Panavision Group for inclusion in the Shareholder Meeting Proxy Statement will, as of the date on which the Shareholder Meeting Proxy Statement is first mailed to the Pre-Closing Acquiror Holders and at the time of the Acquiror Shareholders’ Meeting, not (x) contain any untrue statement of a material fact or (y) omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.30 Customers and Vendors.

(a) Section 4.30(a) of the Panavision Disclosure Letter sets forth, as of the date of this Agreement, a list of the top twenty (20) customers and top twenty (20) vendors of the Panavision Group, in each case, based on the aggregate dollar value of the transaction volume of the Panavision Group with such counterparty during the trailing twelve (12) months for the period ending May 31, 2018, showing the approximate total sales to each such customer or purchases from each such vendor, as applicable, by the Panavision Group during such period (each such group of Persons, respectively, the “Top Panavision Customers” and the “Top Panavision Vendors”).

(b) Except as set forth in Section 4.30(b) of the Panavision Disclosure Letter, none of the Top Panavision Customers or the Top Panavision Vendors has informed any member of the Panavision Group in writing that it intends to, or, to the Knowledge of Panavision, has threatened in writing to, terminate, cancel or, other than in the ordinary course of business, materially limit or materially and adversely modify any of its existing or planned business with any member of the Panavision Group (other than due to the expiration of an existing contractual arrangement) and, to the Knowledge of Panavision, none of the Top Panavision Customers or the Top Panavision Vendors is otherwise involved in or has threatened in writing a material dispute against any member of the Panavision Group or has become insolvent or subject to bankruptcy proceedings.

Section 4.31 Takeover Statutes. The Panavision Board has taken or shall have taken all action prior to the Closing, to ensure that no restrictions included in any “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation (including Section 203 of the DGCL) enacted under state or federal Law are applicable to the Transactions.

Section 4.32 Canadian Competition Act. Panavision and its Affiliates do not have assets in Canada that exceed CAD $50 million in aggregate value, nor do Panavision and its Affiliates have gross revenues from sales in, from or into Canada that exceed CAD $50 million, all as determined pursuant to Part IX of the Canadian Competition Act.

Section 4.33 No Additional Representations or Warranties. Notwithstanding the delivery or disclosure to Acquiror, any of its Affiliates or any of their respective Representatives or any other Person of any documentation or other information (including any financial projections or other supplemental data), except as expressly provided in this Article IV, or as may be separately stated in writing in the Ancillary Agreements, neither Panavision nor any of its Affiliates, nor any of their respective directors, officers, managers, employees, stockholders, partners, members or other Representatives (the “Panavision Related Group”), has made, or is making, and Panavision (on behalf of itself and each of them) expressly disclaims, any representation or warranty of any kind or nature, express or implied (including any representation or warranty of merchantability, usage, suitability or fitness for a particular purpose with respect to their assets, any part thereof, the workmanship thereof, and the absence of any defects therein, whether latent or patent, it being understood and agreed that, except as expressly provided in this Article IV, or as may be separately stated in writing in the Ancillary Agreements, such assets are being acquired “as is, where is” on the Closing Date and in their present condition), whatsoever to Acquiror, Panavision Acquisition Sub, SIM Acquisition Sub, their Affiliates or, with respect to the Transactions, any other Person (including with respect to the condition, value or quality of the acquired equity interests or businesses or assets of the Panavision Group). Without limiting the foregoing, no member of the Panavision Related Group shall be liable in respect of or have any liability or indemnification obligations to any Person with respect to the accuracy or completeness of any such documentation or other information provided to Acquiror, Panavision Acquisition Sub, SIM Acquisition Sub, any of their respective Affiliates or any other Person (including any Representatives of any of the foregoing) (including any information, documents, projections, forecasts or other material made available to Acquiror or any of its respective Affiliates or Representatives in certain “data rooms” or management presentations or otherwise in expectation of the Transactions contemplated by this Agreement or any of the Ancillary Agreements or any discussion with respect to any of the foregoing information), unless and to the extent such documentation or other information is expressly included in any representation or warranty made in this Article IV or the Ancillary Agreements and there is Actual Fraud.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SIM

Except as set forth in the disclosure letter delivered to Acquiror by SIM on the date of this Agreement (the “SIM Disclosure Letter”) (each section of which, subject to Section 14.9, qualifies the correspondingly numbered and lettered representations in this Article V or Article VI), SIM represents and warrants to Acquiror and SIM Acquisition Sub as follows:

Section 5.1 Corporate Organization. SIM has been duly incorporated and is validly existing as a corporation in good standing in Ontario and has the corporate power and authority to own, operate, use or lease all of its properties and assets and to conduct its business as it is now being conducted. SIM has previously made available to Acquiror true, correct and complete copies of the articles and bylaws of SIM, in each case, as amended to the date of this Agreement. SIM is duly licensed or qualified and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the ownership, operation, use or lease of its property is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified or in good standing has not been, or would not reasonably be expected to be, individually or in the aggregate, material to the SIM Group, taken as a whole.

Section 5.2 Subsidiaries. A complete list of each Subsidiary of SIM and its jurisdiction of incorporation, formation or organization, as applicable, is set forth in Section 5.2 of the SIM Disclosure Letter. The Subsidiaries of SIM have been duly incorporated, formed or organized and are validly existing and in good standing under the Laws of their respective jurisdictions of incorporation, formation or organization and have the requisite power and authority to own, operate, use or lease all of their properties and assets and to conduct their business as it is now being conducted. SIM has previously made available to Acquiror true, correct and complete copies of the governing documents of its Subsidiaries, in each case, as amended to the date of this Agreement. Each Subsidiary of SIM is duly licensed or qualified and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the ownership, operation, use or lease of its property is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing has not been, or would not reasonably be expected to be, individually or in the aggregate, material to the SIM Group, taken as a whole.

Section 5.3 Due Authorization. SIM has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which SIM is or will be a party and to consummate the Transactions and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements to which SIM is or will be a party and the consummation of the Transactions have been or will be, upon execution thereof, as applicable, duly and validly authorized and approved by the SIM Board and determined by the SIM Board as advisable to the SIM Shareholders. No corporate proceeding on the part of SIM or the SIM Sellers is necessary to authorize the entry into this Agreement by SIM or the entry into the Ancillary Agreements to which SIM is or will be a party or the transactions contemplated hereby or thereby. The SIM Board has duly adopted resolutions to recommend approval of this Agreement by the SIM Shareholders. This Agreement has been, and upon its execution and delivery, each of the Ancillary Agreements to which SIM is a party will be, duly and validly executed and delivered by SIM and, assuming due execution by the other parties hereto or thereto, this Agreement constitutes and, upon its execution and delivery, each of the Ancillary Agreements to which SIM is or will be a party will constitute, a legal, valid and binding obligation of SIM, enforceable against SIM in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 5.4 No Conflict. Except as set forth in Section 5.4 of the SIM Disclosure Letter, the execution and delivery by SIM of this Agreement and the Ancillary Agreements to which SIM is or will be a party, the performance by SIM of its obligations hereunder and thereunder and the consummation by SIM of the Transactions do not or will not, as applicable, (a) violate or conflict with any provision of, or result in the breach of, the certificate of incorporation, bylaws or other governing documents of any member of the SIM Group, (b) assuming all consents, waivers, approvals, authorizations, designations and notifications contemplated by Section 5.5 have been obtained and all filings contemplated by Section 5.5 have been made, violate or conflict with any provision of any Law applicable to any member of the SIM Group or its properties or assets or, with respect to any Governmental Order, give any Person the right to obtain any relief or exercise any remedy thereunder, (c) violate or conflict with any provision of, result in the breach of, constitute a default (or an event that with or without notice or lapse of time or both would become a default) under, require any notice or consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of (or give rise to any penalty or modification of any obligation (including in the case of the SIM Real Property Leases, any change in the amount or nature of the rent resulting) under pursuant to the express terms of) any SIM Material Contract to which any member of the SIM Group is a party or by which it or its properties or assets may be bound, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any member of the SIM Group, except, in the case of clauses (b) through (d), to the extent that the occurrence of any of the foregoing has not been, or would not reasonably be expected to be, individually or in the aggregate, material to the SIM Group, taken as a whole.

Section 5.5 Governmental Authorities; Consents. No consent, waiver, approval or authorization of, designation, declaration or filing with, or notification to, any Governmental Authority is required on the part of any member of the SIM Group with respect to the execution, delivery or performance by SIM of this Agreement and the Ancillary Agreements to which SIM is or will be a party or the consummation of the Transactions, except for (a) applicable requirements of the HSR Act and the Foreign Antitrust Approvals and the expiration of the applicable waiting period thereunder, and Investment Canada Act Approval, (b) any filings required by the Securities Act, the Exchange Act, state securities or “blue sky” Laws, the SEC or Nasdaq, and (c) any consents, waivers, approvals, authorizations, designations, declarations, filings or notifications, the absence of which would not prevent or materially delay or impair, or reasonably be expected to prevent or materially delay or impair, individually or in the aggregate, the ability of SIM to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party or to consummate the Transactions.

Section 5.6 Capitalization of SIM.

(a) As of the date of this Agreement, an unlimited number of common shares of SIM are authorized (the “SIM Capital Stock”), of which 701,401.60 such common shares are issued and outstanding (the “SIM Common Stock”). Section 5.6(a) of the SIM Disclosure Letter sets forth, as of the date of this Agreement, the record owners of the SIM Common Stock and the number of SIM Common Stock owned by each such record owner. The SIM Common Stock, together with the equity interests referenced in Section 5.6(b), constitutes all of the issued and outstanding equity interests of the Company as of the date hereof. All of the issued and outstanding SIM Common Stock has been duly authorized and validly issued, is fully paid and nonassessable, were not issued in violation of any preemptive rights and, at the Closing, will be free and clear of all Liens (other than Liens arising under applicable securities Laws, Liens of the type described in clause (h) of the definition of “Permitted Liens,” Liens arising under any of the Ancillary Agreements or those restrictions on transfer contained in the governing documents of SIM).

(b) As of the date of this Agreement, 83,276.08 shares of SIM Capital Stock were reserved for issuance pursuant to outstanding SIM Options. All shares of SIM Capital Stock subject to issuance under the SIM Stock Incentive Plan, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(c) Except as set forth in Section 5.6(c) of the SIM Disclosure Letter or as may be granted or entered into prior to the Closing in accordance with Section 3.2(c), Section 3.2(d), Section 3.5 or Section 8.2, other than the SIM Equity Awards, SIM has not granted any outstanding options, stock appreciation rights, warrants or rights (including any preemptive rights) with respect to capital stock or equity interests of SIM or other securities convertible into or exchangeable or exercisable for shares of capital stock or equity interests of SIM, and there are no Contracts to which SIM is a party or bound of any kind (i) that may obligate SIM to issue, purchase, redeem, sell, vote or otherwise acquire any capital stock or equity interests of SIM, (ii) relating to options, stock appreciation rights, warrants or rights (including any preemptive rights) with respect to capital stock or equity interests of SIM or other securities convertible into or exchangeable or exercisable for shares of capital stock or equity interests of SIM or (iii) the value of which is determined by reference to capital stock or equity interests of SIM. No equity or equity-based compensation has been granted by SIM or any of its Subsidiaries to any existing or former employees or other service providers of the SIM Group other than pursuant to the SIM Stock Incentive Plan. The terms of the SIM Stock Incentive Plan and the applicable equity award agreements permit the treatment of the SIM Equity Awards as set forth in Section 3.2(c), Section 3.2(d) and Section 3.5 (as such sections relate to SIM Options).

(d) Except as may be entered into prior to the Closing in accordance with Section 8.2, other than the SIM Shareholders’ Agreement or the SIM Stock Incentive Plan or any applicable equity award or similar agreements with respect to any SIM Equity Awards, there are no stockholder agreements, investor rights agreements, registration rights agreements, voting agreements or trusts, proxies or other Contracts or understandings in effect to which SIM is a party or bound with respect to the voting, ownership, acquisition or transfer of any shares of capital stock or equity interests of SIM (including Contracts relating to rights of first refusal, co-sale rights or drag-along rights). Each grant of SIM Equity Awards was made in accordance with the terms of the SIM Stock Incentive Plan and applicable Law. SIM has made available to Acquiror true, correct and complete copies of each form of stock option agreement evidencing SIM Options. Each SIM Option (i) has an exercise price per share equal to or greater than the fair market value of a share of SIM Capital Stock on the date of such grant and (ii) has a grant date no later than the date on which the SIM Board, or compensation committee thereof, took action to grant such SIM Option. Section 5.6(d) of the SIM Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of each outstanding SIM Equity Award granted under the SIM Stock Incentive Plan and (A) the name of the holder of such SIM Equity Award, (B) if applicable, the exercise price, purchase price or similar pricing of such SIM Equity Award, (C) the date on which such SIM Equity Award was granted or issued, (D) the number of shares of SIM Capital Stock subject to such outstanding SIM Equity Award (vested and unvested) and (E) with respect to SIM Options, the date on which such SIM Option expires.

Section 5.7 Capitalization of Subsidiaries.

(a) Section 5.7(a) of the SIM Disclosure Letter sets forth, as of the date of this Agreement, with respect to each Subsidiary of SIM, the number of authorized shares of capital stock or equity interests of such Subsidiary, the number of issued and outstanding shares of capital stock or equity interests of such Subsidiary, the record owners thereof and the number of shares of capital stock or equity interests of such Subsidiary owned by each such record owner. All of the issued and outstanding shares of capital stock and equity interests of each Subsidiary of SIM have been duly authorized and validly issued, are fully paid and nonassessable, were not issued in violation of any preemptive rights and, at the Closing, will be free and clear of all Liens (other than Liens arising under applicable securities Laws, Liens of the type described in clause (h) of the definition of “Permitted Liens,” Liens arising under any of the Ancillary Agreements or those restrictions on transfer contained in the governing documents of the applicable Subsidiary of SIM).

(b) Except as set forth in Section 5.7(b) of the SIM Disclosure Letter or as may be issued, granted or entered into prior to the Closing in accordance with Section 3.2(c), Section 3.2(d), Section 3.5 or Section 8.2, there are no outstanding options, stock appreciation rights, subscriptions, warrants or rights (including any preemptive rights) with respect to capital stock or equity interests of any Subsidiary of SIM or other securities convertible into or exchangeable or exercisable for shares of capital stock or equity interests of any Subsidiary of SIM, and there are no Contracts to which any member of the SIM Group is a party or bound of any kind (i) that may obligate any Subsidiary of SIM to issue, purchase, redeem, sell, vote or otherwise acquire any capital stock or equity interests of such Subsidiary, (ii) relating to options, stock appreciation rights, subscriptions, warrants or rights (including any preemptive rights) with respect to capital stock or equity interests of any Subsidiary of SIM or other securities convertible into or exchangeable or exercisable for shares of capital stock or equity interests of any Subsidiary of SIM or (iii) the value of which is determined by reference to shares of capital stock or equity interests of any Subsidiary of SIM.

(c) Except as may be entered into prior to the Closing in accordance with Section 8.2, there are no stockholder agreements, investor rights agreements, registration rights agreements, voting agreements or trusts, proxies or other Contracts or understandings in effect with respect to the voting, ownership, acquisition or transfer of any shares of capital stock or equity interests in Subsidiaries of SIM (including Contracts relating to rights of first refusal, co-sale rights or drag-along rights).

(d) Except for interests in their respective Subsidiaries or as may be permitted prior to the Closing in accordance with Section 8.2, no member of the SIM Group owns, directly or indirectly, any interest or investment in the form of equity in, and no member of the SIM Group is subject to any obligation or requirement to provide for or make any investment in, any Person (other than another member of the SIM Group).

Section 5.8 Financial Statements; Internal Controls.

(a) Attached as Section 5.8(a) of the SIM Disclosure Letter are true, correct and complete copies of (i) the audited consolidated balance sheets of the SIM Group as of December 31, 2017 and December 31, 2016 and the audited consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows of the SIM Group for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 (collectively, the “SIM Audited Financial Statements”), and (ii) the draft unaudited consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ equity and cash flows of the SIM Group as of and for the quarter ended June 30, 2018 (the “SIM Unaudited Financial Statements” and, together with the SIM Audited Financial Statements, the “SIM Financial Statements”).

(b) Except as set forth in Section 5.8(b) of the SIM Disclosure Letter, the SIM Financial Statements (i) fairly present in all material respects the consolidated financial position of the SIM Group, as at the respective dates thereof, and the consolidated results of operations, income, changes in stockholders’ equity (deficit) and cash flows for the respective periods then ended (subject, in the case of the SIM Unaudited Financial Statements, to the absence of normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with IFRS applied on a consistent basis during the periods involved (except, in the case of the SIM Audited Financial Statements, as may be indicated in the notes thereto and subject, in the case of the SIM Unaudited Financial Statements, to the absence of footnotes and normal year-end audit adjustments (none of which is expected to be material)), (iii) in the case of the SIM Audited Financial Statements, were audited in accordance with IFRS, (iv) were prepared from, and are in accordance with, the Books and Records of the SIM Group and (v) when delivered by SIM for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 8.7, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof.

(c) The SIM Group maintains and, for all periods covered by the SIM Financial Statements, has maintained (i) Books and Records of the SIM Group in the ordinary course of business that accurately and fairly reflect the transactions and dispositions of the assets of the SIM Group in all material respects and (ii) a system of internal accounting controls sufficient to provide, in all material respects, reasonable assurances (w) that transactions, receipts and expenditures of the SIM Group are being executed and made only in accordance with appropriate authorizations of management of SIM, (x) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (y) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the SIM Group and (z) that accounts, notes and other receivables and Inventory are recorded accurately. Since January 1, 2015, no member of the SIM Group has received from its independent auditors any written notification of any (x) “significant deficiency” in the internal controls over financial reporting of the SIM Group, (y) “material weakness” in the internal controls over financial reporting of the SIM Group or (z) fraud, whether or not material, that involves management or other employees of the SIM Group who have a significant role in the internal controls over financial reporting of the SIM Group.

(d) Except as set forth in Section 5.8(d) of the SIM Disclosure Letter, no member of the SIM Group is a party to any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

Section 5.9 No Undisclosed Liabilities. Except as set forth in Section 5.9 of the SIM Disclosure Letter, as of the date of this Agreement, there is no liability, Indebtedness or obligation of, or claim or judgment against, any member of the SIM Group (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due) that would be required to be disclosed on a consolidated balance sheet of the SIM Group prepared in accordance with IFRS, applied on a basis consistent with past practice, except for liabilities, Indebtedness, obligations, claims or judgments (a) reflected or reserved for in the SIM Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the SIM Audited Financial Statements in the ordinary course of business consistent with past practice of the SIM Group or (c) that have not been, or would not reasonably be expected to be, individually or in the aggregate, material to the SIM Group, taken as a whole.

Section 5.10 Litigation. Except (a) as set forth in Section 5.10 of the SIM Disclosure Letter and (b) for Actions relating to Taxes (as to which certain representations and warranties are made pursuant to Section 5.15), as of the date of this Agreement, there are no, and since January 1, 2016, there have not been any, material Actions pending or, to the Knowledge of SIM, threatened in writing against any member of the SIM Group or, to the Knowledge of SIM, any of the directors, officers, managers or employees of the SIM Group (in his or her capacity as such). As of the date of this Agreement, there is no outstanding material Governmental Order imposed upon any member of the SIM Group, nor are any properties or assets (including the SIM Real Property) of the SIM Group bound by or subject to any material Governmental Order.

Section 5.11 Compliance with Laws. Except as set forth in Section 5.11 of the SIM Disclosure Letter, each member of the SIM Group is, and since January 1, 2015 has been, in compliance with all applicable Laws in all material respects. Since January 1, 2015, no member of the SIM Group has received written notice from any Governmental Authority alleging any material violation of any applicable Law.

Section 5.12 Contracts; No Defaults.

(a) Section 5.12(a) of the SIM Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xxi) below to which any member of the SIM Group is a party or by which any member of the SIM Group is bound, in each case, as of the date of this Agreement (collectively, the “SIM Material Contracts”):

(i) Contracts (other than non-continuing purchase orders) with any of the Top SIM Customers or the Top SIM Vendors;

(ii) Contracts evidencing Indebtedness, in each case, involving an outstanding balance or amount in excess of $200,000;

(iii) Contracts for the acquisition or disposition of any equity interests in, or any business unit or material assets of, any Person (other than Inventory in the ordinary course of business), in each case, whether by merger, consolidation, combination, the purchase or sale of stock or assets or otherwise, involving payments in excess of $400,000, other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing with respect to any member of the SIM Group;

(iv) all leases, lease guaranties, subleases, sub-subleases, licenses, concession Contracts, occupancy Contracts and other Contracts for the leasing, use or occupancy of the SIM Real Property (collectively, the “SIM Real Property Leases”);

(v) Contracts pursuant to which any member of the SIM Group is a lessor of any personal property (including Inventory) involving payments in excess of $200,000 in any calendar year after the date hereof;

(vi) Contracts creating or governing any joint venture, partnership or limited liability company with any Person who is not a member of the SIM Group (excluding, for the avoidance of doubt, Contracts with suppliers, customers or distributors of the SIM Group entered into in the ordinary course of business);

(vii) Contracts between or among any members of the SIM Group, except for those entered into in the ordinary course of business;

(viii) Contracts with (A) any current officer, employee or individual who is an independent contractor of any member of the SIM Group who receives annual base compensation (excluding bonus and other benefits) in excess of $200,000 or (B) any employee or individual who is an independent contractor of any member of the SIM Group that provide for change in control, retention or similar bonuses;

(ix) Contracts containing (A) covenants prohibiting or limiting in any material respect the right of any member of the SIM Group to engage in any line of business in any geographic area or to compete with any Person or (B) any exclusive rights, rights of first refusal or rights of first offer in favor of any Person who is not a member of the SIM Group;

(x) stockholder agreements, investor rights agreements, registration rights agreements, voting agreements or trusts, proxies or other Contracts or understandings in effect with respect to the voting, ownership, acquisition or transfer of any equity interests in any member of the SIM Group (including Contracts relating to rights of first refusal, co-sale rights or drag-along rights with respect to any equity interests in any member of the SIM Group);

(xi) collective bargaining agreements or Contracts with any labor union, works council or other body representing employees of any member of the SIM Group;

(xii) Contracts (including license agreements) pursuant to which any member of the SIM Group (A) grants to a third Person the right to use material Intellectual Property of the SIM Group or (B) is granted by a third Person the right to use Intellectual Property that is material to the SIM Group (in each case other than Contracts containing non-exclusive rights to Intellectual Property granted or received by the SIM Group in the ordinary course of business);

(xiii) Contracts requiring, or the performance of which is reasonably expected to result in, capital expenditures after the date of this Agreement in an amount in excess of $200,000 in any calendar year;

(xiv) Contracts that grant to any third Person (A) any “most favored nation” rights with respect to pricing or (B) price guarantees for a period greater than one year from the date of this Agreement and require aggregate future payments to any member of the SIM Group in excess of $120,000 in any calendar year;

(xv) Contracts entered into since January 1, 2015 reflecting the settlement of any Actions involving the payment or receipt of greater than $60,000 individually after the date hereof, that subject any member of the SIM Group to any material non-monetary obligation or that are otherwise, individually or in the aggregate, material to the SIM Group, taken as a whole;

(xvi) any power of attorney or similar agreement to which any member of the SIM Group is a party (other than any power of attorney or similar agreement granted (A) to local attorneys, agents or accountants or their respective firms for the purposes of registrations, filings or corporate formation, Tax filings or administration matters for corporate entities or other similar matters (including any such agreement or arrangement relating to the import or export of products with a customs broker or other similar representative) or (B) with respect to any other member of the SIM Group) involving any payments after the date hereof, by any member of the SIM Group;

(xvii) interest rate, currency or other hedging Contracts;

(xviii) any SIM Related Party Contract;

(xix) any Government Contract involving payments by or to any member of the SIM Group in excess of $100,000 in the calendar year immediately preceding the date of this Agreement or the portion of the year in which the Closing occurs;

(xx) sales agency, manufacturer’s representative, marketing or distributorship Contracts, in each case involving payments by or to any member of the SIM Group in excess of $100,000 in the calendar year immediately preceding the date of this Agreement or the portion of the year in which the Closing occurs or that are reasonably expected to involve payment by or to any member of the SIM Group in excess of $100,000 in the calendar year 2018; and

(xxi) Contracts (other than non-continuing purchase orders) not of the types described above in this Section 5.12(a) that (A) involve consideration in excess of $300,000 in the calendar year immediately preceding the date hereof or that are reasonably expected to involve consideration in excess of $300,000 in the calendar year 2018 and (B)(1) that are, in each case, not terminable without penalty upon less than ninety (90) days’ prior written notice by the applicable member of the SIM Group or (2) that require performance by any party more than one (1) year from the date of this Agreement.

(b) True, correct and complete copies of the written SIM Material Contracts have been made available to Acquiror or its Representatives, together with all amendments and modifications thereto. As of the date of this Agreement, all of the SIM Material Contracts are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the member of the SIM Group party thereto and, to the Knowledge of SIM, each of the other parties thereto. As of the date of this Agreement, each member of the SIM Group has performed in all material respects all respective material obligations required to be performed by it under the SIM Material Contracts as of the date hereof and no member of the SIM Group or, to the Knowledge of SIM, any other party thereto is in material breach of or material default under any SIM Material Contract. As of the date of this Agreement, no member of the SIM Group has received any written claim or notice of termination or material breach of or material default under any SIM Material Contract and, to the Knowledge of SIM, no event has occurred that, individually or in the aggregate, would reasonably be expected to result in a material breach of or a material default under any SIM Material Contract (in each case, with or without notice or lapse of time or both).

Section 5.13 Benefit Plans.

(a) Section 5.13(a) of the SIM Disclosure Letter sets forth a true, correct and complete list of each Benefit Plan entered into, maintained, sponsored, contributed to or required to be contributed to by any member of the SIM Group for the benefit of any current or former employee, officer, director or individual consultant of SIM or any of its Subsidiaries, or to which any member of the SIM Group is a party or has or may have any liability (each, a “SIM Benefit Plan”). SIM has made available to Acquiror, with respect to each such SIM Benefit Plan, true, correct and complete copies of (as applicable): (i) the most recent plan document (or, if not written, a written summary of its material terms), trust agreements, insurance contracts or other funding vehicles and, in each case, all amendments thereto, (ii) the most recent summaries and summary plan descriptions, including any summary of material modifications, if any, required under ERISA, (iii) the most recent annual reports (Form 5500 series), including applicable schedules and attachments thereto, (iv) the most recent actuarial reports or other financial statements relating to such SIM Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to such SIM Benefit Plan intended to be qualified under Section 401(a) of the Code and any pending request for such a determination letter and (vi) all material non-routine filings and communications received from or sent to any Governmental Authority relating to such SIM Benefit Plan.

(b) (i) Each SIM Benefit Plan has been established, maintained and administered in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code, (ii) all contributions and premium payments that are due with respect to any SIM Benefit Plan on or before the date hereof have been timely made, or to the extent not yet due, have been accrued in accordance with GAAP or IFRS (as applicable) and (iii) each SIM Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or is entitled to rely on a favorable advisory letter or opinion letter from the IRS, in either case, that has not been revoked, and to the Knowledge of SIM, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such SIM Benefit Plan. No member of the SIM Group has incurred or could reasonably be expected to incur any material penalty or Tax (whether or not assessed) under Section 4980H or Section 4980D of the Code related to the applicable requirements of the Affordable Care Act.

(c) Except as would reasonably be expected to be, individually or in the aggregate, material to the SIM Group, taken as a whole, neither SIM nor, to the Knowledge of SIM, any “party in interest” or “disqualified person” with respect to any SIM Benefit Plan has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA and no fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any SIM Benefit Plan.

(d) With respect to each SIM Benefit Plan, no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of SIM, threatened in writing, except for any such Action that is not, or would not reasonably be expected to be, individually or in the aggregate, material to the SIM Group, taken as a whole.

(e) No SIM Benefit Plan is, and neither any member of the SIM Group nor any ERISA Affiliate thereof sponsors, maintains, contributes to, or has, sponsored, maintained, contributed to, or had, any actual or contingent liability with respect to: (i) a Multiemployer Plan; (ii) a plan that is subject to Section 302 of Title IV of ERISA or Section 412 or 4971 of the Code; (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code); (iv) a “multiple employer welfare arrangement” (within the meaning of 3(40) of ERISA); or (v) a “multiemployer pension plan” (as defined or contemplated in applicable pension benefits legislation of any jurisdiction of Canada). No member of the SIM Group has any liability in respect of, or obligation to provide, any health, life insurance or other welfare benefits to any current or former employee of the SIM Group after retirement or other termination of employment or service, whether under a SIM Benefit Plan or otherwise, other than health continuation coverage pursuant to COBRA where the full cost thereof is borne entirely by the former employee (or beneficiary thereof).

(f) With respect to each Multiemployer Plan of the SIM Group (if any), in the past six (6) years, (i) no unsatisfied withdrawal liability within the meaning of Title IV of ERISA (whether or not asserted by such Multiemployer Plan and whether or not for a partial or complete withdrawal) has been assessed against any member of the SIM Group and (ii) no member of the SIM Group has received written notice that any such Multiemployer Plan has undergone or is expected to undergo a mass withdrawal or termination (or treatment of a plan amendment as termination).

(g) Except as set forth in Section 5.13(g) of the SIM Disclosure Letter, each member of the SIM Group has complied in all material respects with Section 409A of the Code with respect to any compensation paid or payable pursuant to any SIM Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code).

(h) No member of the SIM Group has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or other individual service provider of the SIM Group for any tax incurred by such individual under Section 409A or 4999 of the Code.

(i) Except as set forth in Section 5.13(i) of the SIM Disclosure Letter, the consummation of the Transactions will not, either alone or in combination with any other event, (i) entitle any current or former employee, officer, director or other individual service provider of the SIM Group to any severance, termination, retention, change in control or other similar payment or benefit, except as expressly provided in this Agreement, (ii) accelerate the time of payment or vesting or trigger any payment or funding of any compensation or benefits under any SIM Benefit Plan or (iii) increase the amount of compensation due any such employee, officer, director or other individual service provider. Except as set forth in Section 5.13(i) of the SIM Disclosure Letter, no amounts that could be received (whether in cash or property or the vesting of property) either individually or in combination with any other such payment, as a result of the consummation of the Transactions, either alone or in combination with another event under any SIM Benefit Plan or otherwise will constitute an “excess parachute payment” under 280G of the Code.

(j) With respect to each SIM Benefit Plan subject to the Laws of any jurisdiction outside the United States, (i) each such SIM Benefit Plan required to be registered has been registered and has been maintained in good standing in all material respects with applicable regulatory authorities, (ii) if intended to qualify for special Tax treatment, such SIM Benefit Plan meets all material requirements for such treatment and (iii) if required under applicable Law to be funded or book reserved, such SIM Benefit Plan is funded or book reserved, as appropriate, in all material respects to the extent so required by applicable Law. Each SIM Benefit Plan subject to the Laws of any jurisdiction outside the United States that provides retirement benefits is a defined contribution or capital accumulation plan.

Section 5.14 Labor Relations; Employees.

(a) Except as set forth in Section 5.14(a) of the SIM Disclosure Letter, (i) no member of the SIM Group is a party to or bound by any collective bargaining agreement, voluntary recognition agreement, works council agreement, labor agreement or any similar Contract, (ii) no such Contract is being negotiated by any member of the SIM Group, and (iii) no employees of the SIM Group are represented by a union, works council or other labor organization with respect to their employment with the SIM Group. No labor union, labor organization, works council or group of employees of the SIM Group has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(b) Except as set forth in Section 5.14(b) of the SIM Disclosure Letter, since January 1, 2015, there has been no labor grievance, labor arbitration, unfair labor practice charge, strike, slowdown, work stoppage, lockout or other labor dispute against or affecting any member of the SIM Group or, to the Knowledge of SIM, threatened in writing; nor is there, to the Knowledge of SIM, any labor organization activity pending or threatened in writing against any employee or member of the SIM Group.

(c) The SIM Group has satisfied any pre-signing legal or contractual requirement to provide notice or information to, or to enter into any consultation procedure with, any labor union, labor organization or works council that is representing any employee in connection with the execution of this Agreement or the consummation of the Transactions. The execution of this Agreement and the consummation of the Transactions will not result in any breach or other violation of any collective bargaining agreement, employment agreement, consulting agreement or other labor-related Contract to which any member of the SIM Group is a party or bound.

(d) Except as set forth in Section 5.14(d) of the SIM Disclosure Letter, the SIM Group is, and since January 1, 2015 has been, in compliance in all respects with all applicable Laws respecting labor and employment, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination and human rights, disability rights, accessibility and benefits, equal opportunity, affirmative action, pay equity, workers’ compensation, labor relations, employee leave of absence, unemployment insurance, labor relations, obligations under the National Labor Relations Act and any notice and other requirements under the Workers’ Adjustment and Retraining Notification Act and any similar state or applicable Law. Since January 1, 2015, no member of the SIM Group has received written notice of (A) any unfair labor practice charge or complaint pending or, to the Knowledge of SIM, threatened before the National Labor Relations Board or any other Governmental Authority against any member of the SIM Group, (B) any complaints, grievances or arbitrations arising out of any collective bargaining agreement, (C) any charge or complaint with respect to or relating to any member of the SIM Group pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, or (D) any Action pending or, to the Knowledge of SIM, threatened in any forum by or on behalf of any present or former employee of any member of the SIM Group, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(e) To the Knowledge of SIM, in the last three (3) years, no written allegations of sexual harassment have been made against (i) any officer of the SIM Group or (ii) any employee of the SIM Group at a level of Vice President or above or any employee of the SIM Group who supervises five (5) or more employees of the SIM Group.

(f) To the Knowledge of SIM, no employee of the SIM Group with annual base salary in excess of $200,000 has provided written notice at least sixty (60) days prior to the date of this Agreement of his or her intent to terminate employment.

(g) Except as would not result in material liability for the SIM Group, no member of the SIM Group is delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(h) To the Knowledge of SIM, no present or former employee or independent contractor of any member of the SIM Group with an annual base salary in excess of $200,000 is in material violation of any term of any employment agreement, restrictive covenant, nondisclosure obligation or fiduciary duty (i) to any member of the SIM Group or (ii) to a former employer or engager of any such individual relating (A) to the right of any such individual to work for or provide services to any member of the SIM Group or (B) to the knowledge or use of trade secrets or proprietary information.

(i) No member of the SIM Group is, as of the date hereof, a “contractor” or “subcontractor” as defined by Executive Order 11246 or is required under applicable Law to maintain an affirmative action plan.

Section 5.15 Taxes.

(a) All material Tax Returns required to be filed by or with respect to any member of the SIM Group have been duly and timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects, and all material Taxes (other than Taxes being contested in good faith and for which adequate reserves have been maintained in accordance with IFRS) that are required to be paid by or with respect to any member of the SIM Group (whether or not shown on any Tax Return) have been fully and timely paid. With respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due or owing, every member of the SIM Group has made due and sufficient accruals for any material amounts of such Taxes in the SIM Financial Statements and/or the Books and Records of the SIM Group in accordance with IFRS, and no member of the SIM Group has received any refund of Taxes to which, to the Knowledge of SIM, it is not entitled.

(b) Except as would not have a SIM Material Adverse Effect, since the date of the last Tax Return filing, no member of the SIM Group has engaged in a transaction (other than transactions entered into in the ordinary course of business) that could reasonably be expected to result in a material Tax liability that has not been accrued for.

(c) There are no Liens for any material Taxes (other than Permitted Liens) on any property or assets of any member of the SIM Group.

(d) No deficiency for any material amount of Tax has been asserted or assessed by any Governmental Authority in writing against any member of the SIM Group that remains unpaid except for deficiencies being contested in good faith and for which adequate reserves have been maintained in accordance with IFRS.

(e) There are no ongoing or pending Actions or Actions threatened in writing with respect to any material Taxes of any member of the SIM Group, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect or outstanding with respect to any Taxes of any member of the SIM Group.

(f) There is no pending claim for a material refund filed by or with respect to any member of the SIM Group with respect to Taxes previously paid.

(g) No member of the SIM Group has made a request for an advance Tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any material Taxes.

(h) No member of the SIM Group is a party to, bound by or has any liability or obligation under any Tax allocation, indemnification, sharing or similar agreement or arrangement (other than Contracts entered into in the ordinary course of business and that do not relate primarily to Taxes).

(i) During the two (2)-year period ending on the date of this Agreement, no member of the SIM Group has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares that was purported, or intended, to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-United States Law).

(j) No member of the SIM Group (i) is or has ever been a member of an affiliated group filing a consolidated or similar income Tax Return for federal, state, local or non-United States Tax purposes (other than any such group the common parent of which is SIM) and (ii) has any liability for Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-United States Law) or as a transferee or successor or by contract (other than Contracts entered into in the ordinary course of business and that do not relate primarily to Taxes).

(k) No member of the SIM Group has received written notice from any jurisdiction in which such member currently does not file Tax Returns claiming that such member is or may be required to file Tax Returns in such jurisdiction that has not been resolved.

(l) No member of the SIM Group has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or any similar provision of state, local or foreign Law).

(m) No member of the SIM Group is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n) No member of the SIM Group will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any (i) change in accounting method under Section 481 of the Code (or any similar provision of state, local or foreign Law) for a Tax period (or a portion thereof) ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a Tax period (or a portion thereof) ending on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) entered into on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) intercompany transaction described in the Treasury Regulations under Section 1502 of the Code entered into on or prior to the Closing Date, (vi) prepaid amount received on or prior to the Closing Date or (vii) election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law).

(o) The last taxable year of each member of the SIM Group for U.S. federal income tax purposes (determined assuming such member were subject to U.S. federal income taxes) that began before January 1, 2018 ended on December 31, 2017.

(p) No power of attorney that is currently in force (other than powers of attorney granted in the ordinary course of business related to the preparation or filing of Tax Returns) has been granted by or with respect to any member of the SIM Group with respect to any matter relating to Taxes that will not be terminated prior to the Closing Date.

(q) To the Knowledge of SIM, each member of the SIM Group is and has at all times been a resident for Tax purposes in its place of incorporation or organization and is not and has not at any time been treated as resident, or having a permanent establishment or other place of business, in any other jurisdiction for any Tax purpose.

(r) No member of the SIM Group that is organized outside the United States holds material assets that constitute “United States property” within the meaning of Section 956 of the Code and that give rise to a material gross income inclusion under Section 951(a)(1)(B) of the Code (taking into account Section 959 of the Code).

(s) Each member of the SIM Group has duly and timely withheld from any amount paid or credited, or deemed paid or credited, by it to or for the account or benefit of any Person the amount of all Taxes and other deductions required by any Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate Governmental Authority. Each member of the SIM Group required by applicable Law to be registered under Part IX of the Excise Tax Act (Canada) with respect to goods and services tax and/or harmonized sales tax, and, where applicable, under any similar provincial or other jurisdictions’ valued-added or sales tax Law, is duly registered under such Law. Each member of the SIM Group has collected, paid and remitted to the appropriate Governmental Authority when required by Law to do so, all amounts collected by it, deemed to have been collected by it or that should have been collected or paid on account of all Taxes under Part IX of the Excise Tax Act (Canada), and, where applicable, under any similar provincial or other jurisdictions’ value-added or sales tax Law.

(t) For all transactions between any member of the SIM Group that is a resident of Canada and any non-resident Person with whom such member was not dealing at arm’s length during a taxation year ending on or before the Closing Date, such member has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Income Tax Act.

(u) None of the members of the SIM Group has claimed or will claim, any amount as reserve under any one or more of subparagraph 40(1)(a)(iii), paragraph 20(1)(m) or 20(1)(n) of the Income Tax Act if any such amount could be included in the income of such member for a period ending after the Closing Date.

(v) There are no circumstances existing that could result in, or that have existed and have resulted in, the application of (i) section 78, 79, 80, 80.01, 80.02, 80.03 or 80.04 of the Income Tax Act or any analogous provision of any comparable Law of any province or territory of Canada or (ii) section 160 of the Income Tax Act or section 325 of the Excise Tax Act (Canada) (or any equivalent section in any other Law) to any member of the SIM Group.

Section 5.16 Brokers’ Fees. Except as set forth in Section 5.16 of the SIM Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of any member of the SIM Group or its Affiliates.

Section 5.17 Insurance. Section 5.17 of the SIM Disclosure Letter contains a list of all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, any member of the SIM Group as of the date of this Agreement (each such policy, a “SIM Insurance Policy”). Each of the SIM Insurance Policies is in full force and effect and all premiums due and payable thereon covering periods up until the Closing have been paid in all material respects as of the date hereof. As of the date hereof, there is no material claim pending under any of the SIM Insurance Policies as to which coverage has been questioned, denied or disputed, in each case, in writing by the underwriters of such policies. As of the date of this Agreement, no member of the SIM Group has received a written notice of cancellation, non-renewal or material premium increase of any SIM Insurance Policy.

Section 5.18 Permits. The SIM Group has all material Permits necessary under applicable Law to permit the members of the SIM Group to own, operate, use, lease and maintain their assets (including the SIM Real Property) in the manner in which they are as of the date hereof owned, operated, used, leased and maintained and to conduct the business of the SIM Group as currently conducted as of the date hereof in all material respects (each, a “SIM Permit”). Each SIM Permit is valid, binding and in full force and effect, except as is not, or would not reasonably be expected to be, individually or in the aggregate, material to the SIM Group, taken as a whole. Section 5.18 of the SIM Disclosure Letter sets forth a list of the SIM Permits. No member of the SIM Group is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any material term, condition or provision of any SIM Permit, except as is not, or would not reasonably be expected to be, individually or in the aggregate, material to the SIM Group, taken as a whole.

Section 5.19 Equipment and Other Tangible Property.

(a) Except as set forth in Section 5.19(a) of the SIM Disclosure Letter, the SIM Group has good and marketable title to all of the material personal property and valid leasehold interests in all of the material leased personal property assets of the SIM Group, free and clear of all Liens (other than Permitted Liens), except for assets disposed of, leased to a third party or otherwise consumed in the ordinary course of business.

(b) All such material personal property and material leased personal property assets of the SIM Group described in clause (a) are structurally sound and in good operating condition and repair (ordinary wear and tear excepted), are saleable or leasable (as applicable) in the ordinary course of business consistent with past practice and are suitable for their present uses, except as is not, or would not reasonably be expected to be, individually or in the aggregate, material to the SIM Group, taken as a whole.

(c) The tangible and real property assets owned by or leased to the SIM Group as of the date of this Agreement constitute substantially all of the tangible and real property assets used by the SIM Group to operate the business of the SIM Group in all material respects as it is conducted on the date of this Agreement.

Section 5.20 Real Property.

(a) No member of the SIM Group owns, has owned or is subject to any agreement to purchase or acquire any freehold interest in any real property.

(b) Section 5.20(b) of the SIM Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all SIM Real Property and all SIM Real Property Leases pertaining to such SIM Real Property. With respect to each parcel of SIM Real Property:

(i) A member of the SIM Group holds a valid and existing leasehold estate in such SIM Real Property, free and clear of all Liens (other than Permitted Liens or as set forth in Section 5.20(b) of the SIM Disclosure Letter).

(ii) The SIM Real Property constitutes all of the real property owned, operated, used, leased or otherwise occupied by any member of the SIM Group as of the date hereof. To the Knowledge of SIM, as of the date hereof, the applicable member of the SIM Group’s possession and quiet enjoyment of the SIM Real Property under the applicable SIM Real Property Lease has not been materially disturbed and there are no material disputes with respect to such SIM Real Property Lease.

(iii) Except as set forth in Section 5.20(b)(iii) of the SIM Disclosure Letter, there are no other leases, subleases, licenses, occupancy Contracts, options, rights or other Contracts or arrangements for real property affecting the SIM Real Property or to which any member of the SIM Group is bound. As of the date hereof, a member of the SIM Group owns all of the lessee’s, tenant’s, sublessee’s or licensee’s interest under the SIM Real Property Leases and, except for any Permitted Liens, has not assigned, subleased, transferred, mortgaged, deeded in trust, pledged or otherwise hypothecated or encumbered any such interest, in whole or in part. There are no material brokerage or leasing commissions, or any similar material charges or commissions, due in connection with any of the SIM Real Property Leases that will be binding on Acquiror or any of its respective Affiliates or Representatives after the Closing.

(iv) To the Knowledge of SIM, as of the date hereof, there are no condemnation, eminent domain or similar proceedings pending or threatened in writing affecting any portion of the SIM Real Property. To the Knowledge of SIM, as of the date hereof, there are no claims pending or threatened in writing, initiated by, or on behalf of, any member of the SIM Group to change or redefine the zoning or land use classification, and no member of the SIM Group has received written notice of any such claim, in each case, with respect to any of the SIM Real Property.

(v) As of the date hereof, the SIM Real Property is in good condition and repair, ordinary course wear and tear excepted, and is sufficient for the uses in which such property is employed as of the date hereof, except as is not, or would not reasonably be expected to be, individually or in the aggregate, material to the SIM Group, taken as a whole.

Section 5.21 Intellectual Property.

(a) Section 5.21(a) of the SIM Disclosure Letter lists each material item of Intellectual Property owned by any member of the SIM Group as of the date of this Agreement and registered or applied for with a Governmental Authority, whether applied for or registered in the United States or internationally as of the date of this Agreement (“SIM Registered Intellectual Property”). A member of the SIM Group is the sole and exclusive beneficial and record owner of all right, title and interest in and to the SIM Registered Intellectual Property items set forth in Section 5.21(a) of the SIM Disclosure Letter, free and clear of any Lien (other than Permitted Liens). To the Knowledge of SIM, all such SIM Registered Intellectual Property is subsisting, valid and enforceable.

(b) To the Knowledge of SIM, the SIM Group is not interfering with, infringing upon, misappropriating or otherwise violating any Intellectual Property of any third Person, except for any interference, infringement, misappropriation or other violation that has not been, or would not reasonably be expected to be, individually or in the aggregate, material to the SIM Group, taken as a whole, and there is no material Action pending or, to the Knowledge of SIM, threatened in writing to which any member of the SIM Group is a named party alleging the interference, infringement, misappropriation or other violation by any member of the SIM Group of any Intellectual Property of any third Person. There are no Governmental Orders to which any member of the SIM Group is subject with respect to any material Intellectual Property.

(c) Except as set forth in Section 5.21(c) of the SIM Disclosure Letter, to the Knowledge of SIM, as of the date of this Agreement, (i) no Person is interfering with, infringing upon, misappropriating or otherwise violating any Intellectual Property of any member of the SIM Group in any material respect and (ii) the SIM Group has not sent to any Person in the past two (2) years any written notice, charge, complaint, claim or other written assertion against such third Person claiming infringement or violation by or misappropriation of any Intellectual Property of any member of the SIM Group.

(d) The SIM Group takes commercially reasonable measures to protect the confidentiality of its trade secrets and its other material confidential or proprietary information, know-how and processes. To the Knowledge of SIM, there has not been any unauthorized disclosure of or unauthorized access to any trade secrets or other material confidential or proprietary information, know-how and processes of any member of the SIM Group to or by any Person in a manner that has resulted or may result in the misappropriation of, or loss of trade secret or other rights in and to, such information, know-how or processes, except as has not been, or would not reasonably be expected to be, individually or in the aggregate, material to the SIM Group, taken as a whole. The SIM Group has implemented reasonable infrastructure security measures that are no less than applicable industry standards (including, for any location that processes film materials, Motion Picture Association of America standards) and that are designed to prevent the loss, damage, theft and unauthorized access or copying or use of third-party materials.

(e) The SIM Group is in compliance in all material respects with applicable Law, as well as its own policies, relating to data privacy, data protection and the collection and use of personal information collected, used or held for use by the SIM Group, and there are no Actions to which any member of the SIM Group is a named party pending or, to the Knowledge of SIM, threatened in writing against any member of the SIM Group alleging a violation of any third Person’s privacy or personal information rights. To the Knowledge of SIM, (i) there have been no material security breaches in the information technology systems of the SIM Group or of third Persons to the extent used by or on behalf of the SIM Group and, (ii) there have been no disruptions in any information technology systems that materially adversely affected the business or operations of the SIM Group. With respect to the software used or held for use in the business of the SIM Group, to the Knowledge of SIM, no such software contains any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any software or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of such or other software or information or data (or any parts thereof) of the SIM Group or customers of the SIM Group.

Section 5.22 Environmental Matters. Except as set forth in Section 5.22 of the SIM Disclosure Letter:

(a) The SIM Group is and, since January 1, 2013, has been in compliance in all material respects with all Environmental Laws.

(b) Except as set forth in Section 5.22(b) of the SIM Disclosure Letter, there has been no release of any Hazardous Materials by any member of the SIM Group (or for which they have retained or assumed liability either contractually or by operation of Law) at, in, on or under any SIM Real Property or in connection with any member of the SIM Group’s operations off-site of the SIM Real Property or, to the Knowledge of SIM, at, in, on or under any formerly owned or leased real property during the time that any member of the SIM Group owned or leased such property, in each case to the extent giving rise to any material liabilities under Environmental Laws.

(c) No member of the SIM Group is subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by any member of the SIM Group or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(d) No Action is pending or, to the Knowledge of SIM, threatened in writing alleging the SIM Group’s non-compliance in any material respect with or material liability under Environmental Laws.

(e) There are no past or present actions, activities, circumstances, conditions, events or incidents, including the release, emission, discharge, presence or disposal of, or exposure to, any Hazardous Materials, that could reasonably be expected to form the basis of any material Action under any Environmental Law against any member of the SIM Group or, to the Knowledge of SIM, against any Person whose liability for any such Action any member of the SIM Group has retained or assumed either contractually or by operation of Law.

Section 5.23 Absence of Changes.

(a) Since the date of the most recent audited balance sheet included in the SIM Financial Statements, (i) there has not been any SIM Material Adverse Effect, (ii) the SIM Group has, in all material respects, conducted its business and operated its properties in the ordinary course of business consistent with past practice and (iii) no member of the SIM Group has suffered any material loss, damage or destruction or other material casualty affecting its material properties or assets, whether or not covered by insurance.

(b) Except as set forth in Section 5.23(b) of the SIM Disclosure Letter, since the date of the most recent audited balance sheet included in the SIM Financial Statements through the date hereof, no member of the SIM Group has taken or failed to take any action that, if taken or failed to be taken following the date of this Agreement and prior to the Closing, would require the consent of Acquiror pursuant to clauses (a), (b), (d), (g), (h), (i), (j), (k), (q) or (v) of Section 8.2.

Section 5.24 Related Party Transactions. Except for equity ownership or employment relationships (including any employment or similar Contract), any Ancillary Agreement, as set forth in Section 5.24 of the SIM Disclosure Letter, or any transaction, Contract, or series of related transactions or Contracts, between SIM or a Subsidiary of SIM, on the one hand, and another Subsidiary of SIM, on the other hand, (a) there are no transactions or Contracts, or series of related transactions or Contracts, between any member of the SIM Group, on the one hand, and any SIM Seller or any officer, director (or member of a similar governing body), manager or Affiliate (other than, for the avoidance of doubt, another member of the SIM Group) of any member of the SIM Group (or, to the Knowledge of SIM, of any SIM Seller), or, to the Knowledge of SIM, any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, nor is any Indebtedness owed by or to any member of the SIM Group, on the one hand, to or by any such SIM Seller, officer, director (or member of a similar governing body), manager, Affiliate, associate or immediate family member, on the other hand (any such transaction, Contract or Indebtedness described in this clause (a), a “SIM Related Party Contract”), (b) none of the SIM Seller, the officers, directors (or members of a similar governing body), managers or Affiliates of any member of the SIM Group (or, to the Knowledge of SIM, of the SIM Seller), or, to the Knowledge of SIM, their respective “associates” or “immediate family members” owns directly or indirectly in whole or in part, or has any other material interest in, (i) any material tangible or real property that any member of the SIM Group uses, owns or leases (other than through any equity interest in the SIM Group) or (ii) any customer, vendor or other material business relation of the SIM Group and (c) there are no other transactions or Contracts that would be required to be disclosed by SIM under Item 404 of Regulation S-K (17 CFR 229.404) (if the Securities Act were applicable to SIM).

Section 5.25 Anti-Corruption Compliance.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the SIM Group, taken as a whole, no member of the SIM Group, nor any of their respective officers or directors, nor to the Knowledge of SIM, any employee or agent, joint venture partner or other third party representative acting on behalf of any member of the SIM Group, has at any time (i) been or is currently an officer, employee or agent of any Governmental Authority or (ii) directly or indirectly made any unlawful payment, given, offered, promised, or authorized or agreed to give, any money or thing of value to any Government Official or any other Person in violation of any applicable Anti-Bribery Laws.

(b) Each member of the SIM Group has established and implemented and maintains in effect reasonable controls and procedures reasonably designed to promote compliance in all material respects with applicable Anti-Bribery Laws.

(c) Since January 1, 2013, no member of the SIM Group (x) has, in each case concerning any actual or potential violation or wrongdoing related to any Anti-Bribery Laws: (i) received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit; or (y) has any knowledge of, or reason to suspect, any actual or potential violation or wrongdoing related to any Anti-Bribery Laws.

Section 5.26 International Trade, Sanctions and Money Laundering Matters.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the SIM Group, taken as a whole, each member of the SIM Group, all of their respective officers or directors, and, to the Knowledge of SIM, all of their employees or agents or other third party representatives acting on behalf of any member of the SIM Group, (i) are currently, and since January 1, 2013 have been, in compliance in all respects with all applicable Trade Control Laws and (ii) have obtained all material Permits for export, re-export, transfer or import required in accordance with Trade Control Laws.

(b) No member of the SIM Group has made any voluntary disclosures related to Trade Control Laws and, to the Knowledge of SIM, there are no pending or threatened Actions against, or investigations by any Governmental Authority of, any member of the SIM Group, nor is there any judgment imposed (or threatened to be imposed) upon any member of the SIM Group by or before any Governmental Authority, in each case, in connection with any alleged violation of the Trade Control Laws. The SIM Group has in place controls and systems reasonably designed to promote compliance in all material respects with applicable Trade Control Laws.

(c) No member of the SIM Group, nor any of their respective officers or directors, nor, to the Knowledge of SIM, any of their employees or agents or other third party representatives acting on behalf of any member of the SIM Group, is currently or has been since January 1, 2013: (i) a Sanctioned Person; or (ii) operating, conducting business, participating in any transaction or otherwise engaging in dealings with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws.

Section 5.27 Indebtedness.

(a) Section 5.27(a) of the SIM Disclosure Letter sets forth, as of the date of this Agreement, all Indebtedness of the SIM Group, including the aggregate principal and interest owed in respect thereof and any letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (whether or not amounts are drawn thereon) described in Section 5.12(a)(ii).

(b) Except as set forth in Section 5.27(b) of the SIM Disclosure Letter, no “Default” or “Event of Default” (each as defined in the SIM Credit Agreement) exists under the SIM Credit Agreement as of the date hereof and, as of the date hereof, SIM is not aware of any anticipated “Default” or “Event of Default” under the SIM Credit Agreement. Except as set forth in Section 5.27(b) of the SIM Disclosure Letter, no default or other similar event has occurred under any Contract governing any Indebtedness of any member of the SIM Group as of the date hereof and, as of the date hereof, SIM is not aware of any anticipated default or other similar event under any Contract governing any Indebtedness of any member of the SIM Group. No SIM Debt Exercise of Remedies has occurred as of the date hereof and, as of the date hereof, none of the lenders or any agent under the SIM Credit Agreement have threatened to exercise any SIM Debt Exercise of Remedies.

Section 5.28 Warranties; Product Liability.

(a) No member of the SIM Group has made any express warranties in connection with the sale, lease or license of products or services or the performance of services beyond the applicable standard or negotiated terms and conditions of such sale, lease or license of such products or services or the performance of such services. There are no, and since January 1, 2017, there have been no Actions pending or, to the Knowledge of SIM, threatened in writing against any member of the SIM Group for warranty costs that would reasonably be expected to exceed or have exceeded $250,000 individually or $2,000,000 in the aggregate.

(b) Except as has not been, or would not reasonably be expected to be, individually or in the aggregate, material to the SIM Group, taken as a whole, each product manufactured or, to the Knowledge of SIM, sold, leased or delivered by any member of the SIM Group since January 1, 2016 has been in conformity in all material respects with all applicable product specifications, all applicable express warranties and all applicable Laws. Since January 1, 2016, there have not been any (i) products manufactured or, to the Knowledge of SIM, sold, leased or delivered by any member of the SIM Group that have been recalled or (ii) Actions (whether completed or pending) seeking the recall, suspension or seizure of any products manufactured or, to the Knowledge of SIM, sold, leased or delivered by any member of the SIM Group.

Section 5.29 Information Supplied. The information, taken as a whole, supplied or to be supplied in writing by any member of the SIM Group for inclusion in the Shareholder Meeting Proxy Statement will, as of the date on which the Shareholder Meeting Proxy Statement is first mailed to the Pre-Closing Acquiror Holders and at the time of the Acquiror Shareholders’ Meeting, not (x) contain any untrue statement of a material fact or (y) omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.30 Customers and Vendors.

(a) Section 5.30(a) of the SIM Disclosure Letter sets forth, as of the date of this Agreement, a list of the top twenty (20) customers and top twenty (20) vendors of the SIM Group, in each case, based on the aggregate dollar value of the transaction volume of the SIM Group with or attributable to such counterparty during the trailing twelve (12) months for the period ending May 31, 2018, showing the approximate total sales to each such customer or purchases from each such vendor, as applicable, by the SIM Group during such period (each such group of Persons, respectively, the “Top SIM Customers” and the “Top SIM Vendors”). SIM has made available to Acquiror each form of Contract currently used by any member of the SIM Group with respect to the Top SIM Customers.

(b) None of the Top SIM Customers or the Top SIM Vendors has informed any member of the SIM Group in writing that it intends to, or, to the Knowledge of SIM, has threatened in writing to, terminate, cancel or, other than in the ordinary course of business, materially limit or materially and adversely modify any of its existing or planned business with any member of the SIM Group (other than due to the expiration of an existing contractual arrangement) and, to the Knowledge of SIM, none of the Top SIM Customers or the Top SIM Vendors is otherwise involved in or has threatened in writing a material dispute against any member of the SIM Group or has become insolvent or subject to bankruptcy proceedings.

Section 5.31 Canadian Competition Act. SIM and its Affiliates do not have assets in Canada that exceed CAD $200 million in aggregate value, nor do SIM and its Affiliates have gross revenues from sales in, from or into Canada that exceed CAD $200 million, all as determined pursuant to Part IX of the Canadian Competition Act.

Section 5.32 No Additional Representations or Warranties. Notwithstanding the delivery or disclosure to Acquiror, any of its Affiliates or any of their respective Representatives or any other Person of any documentation or other information (including any financial projections or other supplemental data), except as expressly provided in this Article V, or as may be separately stated in writing in the Ancillary Agreements, neither SIM nor any of its Affiliates, nor any of their respective directors, officers, managers, employees, stockholders (including the SIM Sellers), partners, members or other Representatives (the “SIM Related Group”), has made, or is making, and SIM (on behalf of itself and each of them) expressly disclaims, any representation or warranty of any kind or nature, express or implied (including any representation or warranty of merchantability, usage, suitability or fitness for a particular purpose with respect to their assets, any part thereof, the workmanship thereof, and the absence of any defects therein, whether latent or patent, it being understood and agreed that, except as expressly provided in this Article V, or as may be separately stated in writing in the Ancillary Agreements, such assets are being acquired “as is, where is” on the Closing Date and in their present condition), whatsoever to Acquiror, Panavision Acquisition Sub, SIM Acquisition Sub, their Affiliates or, with respect to the Transactions, any other Person (including with respect to the condition, value or quality of the acquired equity interests or businesses or assets of the SIM Group). Without limiting the foregoing, no member of the SIM Related Group shall be liable in respect of or have any liability or indemnification obligations to any Person with respect to the accuracy or completeness of any such documentation or other information provided to Acquiror, Panavision Acquisition Sub, SIM Acquisition Sub, any of their respective Affiliates or any other

Person (including any Representatives of any of the foregoing) (including any information, documents, projections, forecasts or other material made available to Acquiror or any of its respective Affiliates or Representatives in certain “data rooms” or management presentations or otherwise in expectation of the Transactions contemplated by this Agreement or any of the Ancillary Agreements or any discussion with respect to any of the foregoing information), unless and to the extent such documentation or other information is expressly included in any representation or warranty made in this Article V, the Ancillary Agreements and there is Actual Fraud.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE SIM SELLERS

Except as set forth in the SIM Disclosure Letter (each section of which, subject to Section 14.9, qualifies the correspondingly numbered and lettered representations in Article V or this Article VI), each of the SIM Sellers represents and warrants to Acquiror and SIM Acquisition Sub as follows:

Section 6.1 Corporate Organization. Such SIM Seller (other than a SIM Seller that is an individual) has been duly incorporated, formed or organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation, formation or organization.

Section 6.2 Due Authorization. Such SIM Seller has all requisite power and authority (or, if an individual, the legal capacity) to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party and to consummate the Transactions and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements to which such SIM Seller is or will be a party and the consummation of the Transactions have been or will be, upon execution thereof, as applicable, duly and validly authorized and approved by all requisite action by such SIM Seller, and no other proceeding on the part of such SIM Seller is necessary to authorize the entry into this Agreement by such SIM Seller or the entry into the Ancillary Agreements to which such SIM Seller is or will be a party or the transactions contemplated hereby or thereby. This Agreement has been, and upon its execution and delivery, each of the Ancillary Agreements to which such SIM Seller is or will be a party will be, duly and validly executed and delivered by such SIM Seller and, assuming due execution by the other parties hereto or thereto, this Agreement constitutes, and upon its execution and delivery, each of the Ancillary Agreements to which such SIM Seller is or will be a party will constitute, a legal, valid and binding obligation of such SIM Seller, enforceable against such SIM Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 6.3 No Conflict. The execution and delivery by such SIM Seller of this Agreement and the Ancillary Agreements to which such SIM Seller is or will be a party, the performance by such SIM Seller of its obligations hereunder and thereunder and the consummation by such SIM Seller of the Transactions do not or will not, as applicable, (a) violate or conflict with any provision of, or result in the breach of, the certificate of incorporation, bylaws or other governing documents of such SIM Seller (other than a SIM Seller that is an individual), (b) violate or conflict with any provision of any Law applicable to such SIM Seller or any of its properties or assets or, with respect to any Governmental Order, give any Person the right to obtain any relief or exercise any remedy thereunder, (c) violate or conflict with any provision of, result in the breach of, constitute a default (or an event that with or without notice or lapse of time or both would become a default) under, require any notice or consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of (or give rise to any penalty or modification of any obligation under) any Contract to which such SIM Seller is a party or by which such SIM Seller or its properties or assets may be bound, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of such SIM Seller, except, in the case of clauses (b) through (d), to the extent that the occurrence of any of the foregoing has not prevented or materially delayed or impaired, or would not reasonably be expected to prevent or materially delay or impair, individually or in the aggregate, the ability of such SIM Seller to perform its obligations under this Agreement and the Ancillary Agreements to which it is or will be a party or to consummate the Transactions.

Section 6.4 Governmental Authorities; Consents. No consent, waiver, approval or authorization of, designation, declaration or filing with, or notification to, any Governmental Authority is required on the part of such SIM Seller with respect to the execution, delivery or performance by such SIM Seller of this Agreement or the Ancillary Agreements to which it is or will be a party or the consummation of the Transactions, except for (a) applicable requirements of the HSR Act and the Foreign Antitrust Approvals and the expiration of the applicable waiting period thereunder, and Investment Canada Act Approval, and (b) any consents, waivers, approvals, authorizations, designations, declarations, filings or notifications, the absence of which would not prevent or materially delay or impair, or reasonably be expected to prevent or materially delay or impair, individually or in the aggregate, the ability of such SIM Seller to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party or to consummate the Transactions.

Section 6.5 Ownership.

(a) As of the date of this Agreement, such SIM Seller owns, beneficially and of record, the SIM Shares set forth opposite such SIM Seller’s name in Schedule I, free and clear of all Liens (other than Liens arising under applicable securities Laws and those restrictions on transfer contained in the governing documents of SIM). Upon transfer of such SIM Seller’s SIM Shares to Acquiror at the Closing in accordance with this Agreement, SIM Acquisition Sub will acquire, directly or indirectly, good title to SIM Acquisition Sub such SIM Seller, free and clear of all Liens (other than Liens arising under applicable securities Laws, Liens of the type described in clause (h) of the definition of “Permitted Liens,” Liens arising under any of the Ancillary Agreements, or those restrictions on transfer contained in the governing documents of SIM).

(b) Except as set forth in Section 6.5(b) of the SIM Disclosure Letter or as may be entered into prior to the Closing in accordance with Section 8.2, there are no stockholder agreements, investor rights agreements, registration rights agreements, voting agreements or trusts, proxies or other Contracts or understandings in effect to which such SIM Seller is a party or by which such SIM Seller is bound with respect to the voting, ownership, acquisition or transfer of any SIM Shares (including Contracts relating to rights of first refusal, co-sale rights or drag-along rights).

Section 6.6 Litigation. There are no pending or, to the knowledge of such SIM Seller, threatened Actions against such SIM Seller that have prevented or materially delayed or impaired, or would reasonably be expected to prevent or materially delay or impair, the ability of such SIM Seller to perform its obligations under this Agreement and the Ancillary Agreements to which it is or will be a party or to consummate the Transactions. There is no outstanding Governmental Order imposed upon such SIM Seller, nor are any properties or assets of such SIM Seller bound by or subject to any Governmental Order, in each case, that have prevented or materially delayed or impaired, or would reasonably be expected to prevent or materially delay or impair, the ability of such SIM Seller to perform its obligations under this Agreement and the Ancillary Agreements to which it is or will be a party or to consummate the Transactions.

Section 6.7 Related Party Transactions. Except as set forth in Section 6.7 of the SIM Disclosure Letter, there are no transactions or Contracts, or series of related transactions of Contracts (each, a “SIM Seller Related Party Transaction”), between such SIM Seller, on the one hand, and any member of the SIM Group, any officer, director, manager or Affiliate of any member of the SIM Group or, to the knowledge of such SIM Seller, any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand. The SIM Holder Representative has made available to Acquiror true, correct and complete copies of each Contract or other relevant documentation (including any amendments or modifications thereto) available as of the date of this Agreement with respect to each SIM Seller Related Party Transaction.

Section 6.8 Legal Representation. Granite and SIM have been represented by Stikeman Elliott LLP, and were not prevented or discouraged by any other party to this Agreement from seeking legal advice from Stikeman Elliott LLP, in connection with the negotiation and drafting of this Agreement and the Ancillary Agreements to which Granite and SIM are a party and the consummation of the Transactions. All SIM Sellers other than the Dragging SIM Holders are bound to the terms and conditions of this Agreement pursuant to the Power of Attorney under Section 2.4 of the SIM Shareholders’ Agreement as requested by Acquiror.

Section 6.9 Brokers’ Fees. Except as set forth in Section 6.9 of the SIM Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of such SIM Seller.

Section 6.10 Information Supplied. The information, taken as a whole, supplied or to be supplied in writing by such SIM Seller for inclusion in the Shareholder Meeting Proxy Statement will, as of the date on which the Shareholder Meeting Proxy Statement is first mailed to the Pre-Closing Acquiror Holders and at the time of the Acquiror Shareholders’ Meeting, not (x) contain any untrue statement of a material fact or (y) omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 6.11 Residence. The SIM Shares do not constitute “taxable Canadian property” within the meaning of the Income Tax Act, as amended, to such SIM Seller.

Section 6.12 Canadian Competition Act. SIM and its Affiliates do not have assets in Canada that exceed CAD $200 million in aggregate value, nor do SIM and its Affiliates have gross revenues from sales in, from or into Canada that exceed CAD $200 million, all as determined pursuant to Part IX of the Canadian Competition Act.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF ACQUIROR, PANAVISION ACQUISITION SUB AND SIM ACQUISITION SUB

Except, in the case of Acquiror, as set forth in (i) any Acquiror SEC Reports (excluding any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature) or (ii) the disclosure letter delivered by Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub to Panavision and SIM on the date of this Agreement (the “Acquiror Disclosure Letter”) (each section of which, subject to Section 14.9, qualifies the correspondingly numbered and lettered representations in this Article VII), (x) Acquiror and Panavision Acquisition Sub represent and warrant to Panavision and (y) Acquiror and SIM Acquisition Sub represent to SIM and the SIM Sellers as follows:

Section 7.1 Corporate Organization. Each of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub has been duly incorporated and is validly existing as a corporation in good standing (or equivalent status, to the extent that such concept exists) under the laws of its jurisdiction of incorporation and has the corporate power and authority to own, operate, use or lease all of its properties and assets and to conduct its business as it is now being conducted. Acquiror has previously made available to the Companies and the Holder Representatives true, correct and complete copies of the governing documents of each of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub, in each case, as amended to the date of this Agreement. All of the capital stock of each of Panavision Acquisition Sub and SIM Acquisition Sub is held directly by Acquiror. Each of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub is duly licensed or qualified and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the ownership, operation, use or lease of its property is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified or in good standing has not had, or would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section 7.2 Due Authorization. Subject to receipt of the Acquiror Shareholder Approval, each of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party and to consummate the Transactions and to perform all of its obligations hereunder and thereunder (assuming, if such consummation and performance, as applicable, would occur after September 21, 2018, that the Acquiror Extension

Approval has been obtained). The execution and delivery of this Agreement and the Ancillary Agreements to which Acquiror is or will be a party and the consummation of the Transactions have been or will be, upon execution thereof, as applicable, (x) duly and validly authorized and approved by the Acquiror Board and the boards of directors of each of Panavision Acquisition Sub and SIM Acquisition Sub, as applicable, and (y) determined by the Acquiror Board as advisable to Panavision Acquisition Sub, SIM Acquisition Sub, Acquiror and their respective stockholders, as applicable. No other corporate proceeding on the part of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub is necessary to authorize the entry into this Agreement by Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub or the entry into the Ancillary Agreements to which any of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub is or will be party or the transactions contemplated hereby or thereby (other than in the case of the Transaction Proposals, the Acquiror Shareholder Approval). The Acquiror Board has duly adopted resolutions to recommend approval of the Transaction Proposals and the Acquiror Extension Approval by the shareholders of Acquiror. This Agreement has been, and upon its execution and delivery, each of the Ancillary Agreements to which any of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub is party will be, duly and validly executed and delivered by each of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub, as applicable and, assuming due execution by the other parties hereto or thereto, this Agreement constitutes, and upon its execution and delivery, each of the Ancillary Agreements to which any of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub is party will constitute, a legal, valid and binding obligation of each of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub, as applicable, enforceable against Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 7.3 No Conflict. Subject to receipt of the Acquiror Extension Approval and the Acquiror Shareholder Approval, the execution and delivery by Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub of this Agreement and the Ancillary Agreements to which they are or will be parties, the performance by Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub of their respective obligations hereunder and thereunder and the consummation by Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub of the Transactions do not or will not, as applicable, (a) violate or conflict with any provision of, or result in the breach of, the certificate of incorporation, bylaws or other governing documents of Acquiror or any Subsidiary of Acquiror (including Panavision Acquisition Sub and SIM Acquisition Sub), (b) assuming all consents, waivers, approvals, authorizations, designations and notifications contemplated by Section 7.7 have been obtained and all filings contemplated by Section 7.7 have been made, violate or conflict with any provision of any Law applicable to Acquiror, any of its Subsidiaries or any of their respective properties or assets, or, with respect to any Governmental Order, give any Person the right to obtain any relief or exercise any remedy thereunder, (c) violate or conflict with any provision of, result in the breach of, constitute a default (or an event that with or without notice or lapse of time or both would become a default) under, require any notice or consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of (or give rise to any penalty or modification of any obligation under) any Contract to which Acquiror or any Subsidiary of Acquiror (including Panavision Acquisition Sub and SIM Acquisition Sub) is a party or by which Acquiror or any Subsidiary of Acquiror (including Panavision Acquisition Sub and SIM

Acquisition Sub) or by which any of their properties or assets may be bound, or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or any Subsidiary of Acquiror (including Panavision Acquisition Sub and SIM Acquisition Sub), except, in the case of clauses (b) through (d), to the extent that the occurrence of any of the foregoing has not had, or would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section 7.4 Litigation; Compliance with Laws. As of the date of this Agreement, there are no pending or, to the Knowledge of Acquiror, threatened Actions against Acquiror, Panavision Acquisition Sub, SIM Acquisition Sub or any of their respective controlled Affiliates or, to the Knowledge of Acquiror, any of their respective directors, officers or employees (in his or her capacity as such), except for any such Action that has not had, or would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect. As of the date of this Agreement, there is no outstanding Governmental Order imposed upon Acquiror, Panavision Acquisition Sub, SIM Acquisition Sub or any of their respective Subsidiaries, nor are any properties or assets of Acquiror, Panavision Acquisition Sub, SIM Acquisition Sub or any of their respective Subsidiaries bound by or subject to any Governmental Order that, has had, or would reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect. Each of Acquiror, Panavision Acquisition Sub, SIM Acquisition Sub and their respective Subsidiaries is in compliance with all applicable Laws in all material respects.

Section 7.5 SEC Filings. Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to the Securities Act or the Exchange Act since September 15, 2016 and made publicly available at least two (2) Business Days prior to the date of this Agreement (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Acquiror SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, prospectuses, registration statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement through the Closing with the SEC pursuant to the Securities Act or the Exchange Act (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Proxy Statements and the Registration Statement, the “Additional Acquiror SEC Reports”). Each of the Acquiror SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied, and each of the Additional Acquiror SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Reports or the Additional Acquiror SEC Reports. As of their respective dates of filing, the Acquiror SEC Reports did not, and the Additional Acquiror SEC Reports will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Reports. To the Knowledge of Acquiror, none of the

Acquiror SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation. The certifications and statements required by (a) Rule 13a-14 or 15d-14 under the Exchange Act, or (b) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to the Acquiror SEC Reports are, and with respect to the Additional Acquiror SEC Reports will be, each true and correct in all material respects. Except as disclosed in the Acquiror SEC Reports, to the Knowledge of Acquiror, each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required with respect to Acquiror by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder.

Section 7.6 Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), since September 15, 2016, (i) Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP and (ii) Acquiror has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to Acquiror is made known to Acquiror’s principal executive officer and principal financial officer by others within Acquiror, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared.

(b) Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since September 15, 2016, Acquiror has complied, and is currently in compliance, with all applicable listing and corporate governance rules and regulations of the Nasdaq Capital Market (“Nasdaq”), in each case, in all material respects. The classes of securities representing issued and outstanding Acquiror Units, Acquiror Common Shares and Acquiror Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq (including after giving effect to the Domestication). As of the date of this Agreement, there is no Action pending or, to the Knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister Acquiror Units, Acquiror Common Shares or Acquiror Warrants or prohibit or terminate the listing of Acquiror Units, Acquiror Common Shares or Acquiror Warrants on Nasdaq. None of Acquiror or any of its controlled Affiliates has taken any action that is designed to terminate the registration of Acquiror Units, Acquiror Common Shares or Acquiror Warrants under the Exchange Act or that would otherwise affect the ability to register and list the Contingent Shares at or prior to the Effective Time.

(d) The Acquiror SEC Reports contain, and the Additional Acquiror SEC Reports will contain, true, correct and complete copies of the Acquiror Financial Statements. Except as disclosed in the Acquiror SEC Reports and as may be disclosed in the Additional Acquiror SEC Reports, the Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited Acquiror Financial Statements, were audited in accordance with the standards of the Public Company Accounting Oversight Board, (iv) were prepared from, and are in accordance with, the Books and Records of Acquiror and (v) comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable). Neither Acquiror nor any of its Subsidiaries maintains any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities Act. As of the date of this Agreement, no financial statements other than those of Acquiror are required by GAAP to be included in the financial statements of Acquiror.

(e) Acquiror maintains and, for all periods covered by the Acquiror Financial Statements, has maintained Books and Records of Acquiror in the ordinary course of business that accurately and fairly reflect the transactions and dispositions of the assets of Acquiror in all material respects.

(f) Since September 15, 2016, Acquiror has not received from its independent auditors any written notification of any (x) “significant deficiency” in the internal controls over financial reporting of Acquiror, (y) “material weakness” in the internal controls over financial reporting of Acquiror or (z) fraud, whether or not material, that involves management or other employees of Acquiror who have a significant role in the internal controls over financial reporting of Acquiror.

Section 7.7 Governmental Authorities; Consents. No consent, waiver, approval or authorization of, designation, declaration or filing with, or notification to, any Governmental Authority is required on the part of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub with respect to the execution, delivery or performance by Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub, as applicable, of this Agreement or the Ancillary Agreements to which any of them is or will be a party or the consummation of the Transactions, except for (a) applicable requirements of the HSR Act and the Foreign Antitrust Approvals and the expiration of the applicable waiting period thereunder, and Investment Canada Act Approval, (b) any filings required by the Securities Act, the Exchange Act, state securities or “blue sky” Laws, the SEC or Nasdaq, (c) the filing of the Certificate of Merger in accordance with the DGCL, and (d) any consents, waivers, approvals, authorizations, designations, declarations, filings or notifications, the absence of which have not had, or would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section 7.8 Debt Financing. As of the date of this Agreement, Acquiror has received and accepted (x) an executed debt commitment letter, dated as of the date of this Agreement (the “ABL Commitment Letter”), and an executed fee letter, dated as of the date of this Agreement, from Bank of America, N.A., Bank of Montreal and ING Capital LLC, and (y) an executed debt commitment letter, dated as of the date of this Agreement (the “Second Lien Commitment Letter”), and an executed fee letter, dated as of the date of this Agreement, from Solus Alternative Asset Management LP (the lenders referenced in clauses (x) and (y) are collectively referred to herein as the “Lenders” and the letters referenced in clauses (x) and (y) are collectively referred to herein as the “Debt Commitment Letters”), pursuant to which the Lenders have committed to provide debt financing in the amounts set forth in the applicable Debt Commitment Letter (the “Debt Financing”), subject to the terms and conditions set forth in the applicable Debt Commitment Letter. A true, correct and complete copy of each of the Debt Commitment Letters in effect as of the date of this Agreement has been provided to the Companies and the Holder Representatives. Acquiror has fully paid any and all commitment fees or other fees required by the Debt Commitment Letters to be paid on or before the date of this Agreement. As of the date of this Agreement, (i) each Debt Commitment Letter (A) is in full force and effect without amendment or modification, (B) is the valid, binding and enforceable obligation of Acquiror (or its applicable Affiliate) and, to the Knowledge of Acquiror, each other party thereto (except, in any case, as may be limited by applicable bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by principles of equity) and (C) has not been withdrawn, terminated or rescinded in any respect, (ii) the Debt Commitment Letters constitute all of the Contracts and arrangements entered into between each of the Lenders and their Affiliates, on the one hand, and Acquiror and its Affiliates, on the other hand, involving the availability of the funding in full of the Debt Financing as contemplated by the Debt Commitment Letters, other than customary engagement letters with respect to the Debt Financing that have been made available to Panavision and the Panavision Holder Representative prior to the date hereof, and (iii) no event has occurred that (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach on the part of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub under any Debt Commitment Letter (assuming the accuracy of the representations and warranties and undertakings of Panavision, SIM and the SIM Sellers in this Agreement for such purposes). There are no conditions precedent or other contingencies related to the funding in full of the Debt Financing, other than as set forth in the Debt Commitment Letters. As of the date of this Agreement, none of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub has any reason to believe that any of the conditions to the Debt Financing would not reasonably be expected to be satisfied or that the Debt Financing would not reasonably be expected to be available in full on the Closing Date when required pursuant to this Agreement.

Section 7.9 PIPE Investment. Acquiror has made available to the Companies and the Holder Representatives true, correct and complete copies of the PIPE Documents. As of the date of this Agreement, (a) the PIPE Documents (i) are in full force and effect without amendment or modification, (ii) are the valid, binding and enforceable obligations of Acquiror (or its applicable Affiliate) and, to the Knowledge of Acquiror, each other party thereto (except, in any case, as may be limited by applicable bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by principles of equity) and (iii) have not been withdrawn, terminated or rescinded in any respect, (b) the PIPE Documents constitute all of the Contracts and arrangements entered into between each of the PIPE Investors and their Affiliates, on the one hand, and Acquiror and its Affiliates, on the other hand, involving the availability of the funding in full of the PIPE Investment as contemplated by the PIPE Documents and (c) no event has occurred that (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach on the part of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub under the PIPE Documents (assuming the accuracy of the representations and warranties and undertakings of Panavision, SIM and the SIM Sellers in this Agreement for such purposes). There are no conditions precedent or other contingencies related to the funding in full of the PIPE Investment, other than as set forth in the PIPE Documents. As of the date of this Agreement, none of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub has any reason to believe that any of the conditions to the PIPE Investment would not reasonably be expected to be satisfied or that the PIPE Investment would not reasonably be expected to be available in full on the Closing Date when required pursuant to this Agreement.

Section 7.10 Trust Account. As of the date hereof, Acquiror has an amount in cash in the Trust Account equal to $254,522,727. The funds held in the Trust Account are invested in U.S. government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust pursuant to that certain Investment Management Trust Agreement, dated as of September 15, 2016, by and between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Reports to be inaccurate in any material respect or, to the Knowledge of Acquiror, that would entitle any Person (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) Pre-Closing Acquiror Holders who shall have elected to redeem their Acquiror Common Shares pursuant to the Acquiror Governing Documents or (iii) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates the Trust Account, subject to the terms of the Trust Agreement, Acquiror in limited amounts to permit Acquiror to pay the expenses of the Trust Account’s liquidation and dissolution, and then Acquiror’s public shareholders) to any portion of the funds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released, except (a) to pay Taxes from any interest income earned in the Trust Account, (b) to liquidate all of the assets of the Trust Account for distribution pursuant to the Trust Agreement in the event of Acquiror’s failure to obtain the Acquiror Extension Approval and (c) to redeem Acquiror Common Shares pursuant to the Acquiror Governing Documents. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Acquiror, threatened with respect to the Trust Account.

Section 7.11 Investment Company Act; JOBS Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company,” in each case, within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 7.12 Absence of Changes. Since December 31, 2017, (a) there has not been any Acquiror Material Adverse Effect and (b) except as set forth in Section 7.12 of the Acquiror Disclosure Letter and in connection with this Agreement, the Ancillary Agreements and the Transactions, Acquiror and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.

Section 7.13 No Undisclosed Liabilities. Except (x) as set forth in Section 7.13 of the Acquiror Disclosure Letter and (y) for liabilities incurred in connection with the Transactions, there is no liability, Indebtedness or obligation of, or claim or judgment against, Acquiror or any of its Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, Indebtedness, obligations, claims or judgments (a) reflected or reserved for in the Acquiror Financial Statements or disclosed in the notes thereto included in the Acquiror SEC Reports, (b) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Reports in the ordinary course of the operation of business consistent with past practice of Acquiror and its Subsidiaries or (c) that have not been, or would not reasonably be expected to be, individually or in the aggregate, material to Acquiror and its Subsidiaries, taken as a whole.

Section 7.14 Capitalization of Acquiror.

(a) As of the date of this Agreement, the authorized share capital of Acquiror consists of (i) 500,000,000 Acquiror Common Shares, of which 25,000,000 shares are issued and outstanding as of the date of this Agreement, (ii) 20,000,000 Class F ordinary shares, par value $0.0001 per share, of which 6,243,480 shares are issued and outstanding as of the date of this Agreement and owned beneficially and of record by the Persons set forth on Section 7.14(a) of the Acquiror Disclosure Letter (including 6,037,070 shares that are owned beneficially and of record by Sponsor) (such issued and outstanding Class F ordinary shares, the “Founder Shares”), and (iii) 5,000,000 preferred shares, par value $0.0001 per share (“Acquiror Preferred Shares”), of which no shares are issued and outstanding as of the date of this Agreement (collectively, the “Acquiror Shares”). Without giving effect to the PIPE Investment or the Domestication, as of immediately prior to the Closing, but after giving effect to the transactions contemplated by the Contribution Agreement, Acquiror shall have 25,000,000 Acquiror Common Shares issued and outstanding, 993,480 Founder Shares issued and outstanding (960,635 of which shall be owned beneficially and of record by Sponsor as of such date), 3,250,000 Founder Contingent Shares issued and outstanding (3,142,555 of which shall be owned beneficially and of record by Sponsor as of such date) and no Acquiror Preferred Shares issued and outstanding. All of the issued and outstanding Acquiror Shares have been duly authorized and validly issued, are fully paid and nonassessable, and were not issued in violation of any preemptive rights.

(b) At or prior to the Closing, all Converted Founder Shares shall have been converted from Founder Shares to Acquiror Common Shares pursuant to the Domestication, on a one-to-one basis and without giving effect to any rights to adjustment or other anti-dilution protections.

(c) Each of the Acquiror Warrants is, and after giving effect to the Transactions will be, exercisable for one Acquiror Common Share at an exercise price of $11.50 per share, subject to certain adjustments, as described in the Acquiror SEC Reports. As of the date of this Agreement, the Acquiror Warrants are outstanding for the purchase of up to 19,500,000 Acquiror Common Shares, including Acquiror Private Placement Warrants for the purchase of up to 7,000,000 Acquiror Common Shares, and, after giving effect to the transactions contemplated by the Contribution Agreement, there will be Acquiror Warrants outstanding for the purchase of up to 12,500,000 Acquiror Common Shares, none of which will be owned beneficially or of record by Sponsor or any of its Affiliates. No Acquiror Warrants are exercisable until the Closing.

(d) Except as set forth in Section 7.14(d) of the Acquiror Disclosure Letter, Acquiror has not granted any outstanding options, stock appreciation rights, warrants or rights (including any preemptive rights) with respect to Acquiror Securities or other securities convertible into or exchangeable or exercisable for Acquiror Securities, and there are no Contracts of any kind (i) that may obligate Acquiror to issue, purchase, redeem, sell, vote or otherwise acquire any Acquiror Securities, other than pursuant to the Acquiror Governing Documents, (ii) relating to options, stock appreciation rights, warrants or rights (including any preemptive rights) with respect to Acquiror Securities or other securities convertible into or exchangeable or exercisable for Acquiror Securities or (iii) the value of which is determined by reference to Acquiror Securities.

(e) The Aggregate Panavision Stock Consideration and the Aggregate SIM Stock Consideration, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and nonassessable, will not be issued in violation of any preemptive or similar rights and will be free and clear of any Liens (other than Liens arising under applicable securities Laws or under the Lock-Up Agreements or Liens granted, or that result from any action, or the failure to take any action, by the applicable Pre-Closing Company Holders to whom such Acquiror Common Shares are issued pursuant to this Agreement).

(f) The Contingent Shares, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and nonassessable, will not be issued in violation of any preemptive or similar rights and will be free and clear of any Liens (other than Liens arising under applicable securities Laws or Liens granted, or that result from any action, or the failure to take any action, by the applicable Pre-Closing Company Holders to whom such Contingent Shares are issued pursuant to this Agreement).

(g) Acquiror has no Subsidiaries other than Panavision Acquisition Sub and SIM Acquisition Sub and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person other than Panavision Acquisition Sub and SIM Acquisition Sub, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

(h) The Indebtedness of Acquiror and its Subsidiaries of the type under clauses (a)(i), (a)(ii), (a)(iii) and (a)(iv) of the definition of “Indebtedness,” including the aggregate principal and interest owed in respect thereof, and any letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (whether or not amounts are drawn thereon) as of the date hereof is set forth in Section 7.14(h) of the Acquiror Disclosure Schedule.

Section 7.15 Taxes.

(a) All material Tax Returns required to be filed by or with respect to Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub have been duly and timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects, and all material amounts of Taxes (other than Taxes being contested in good faith and for which adequate reserves have been maintained in accordance with GAAP) that are required to be paid by or with respect to Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub (whether or not shown on any Tax Return) have been fully and timely paid.

(b) No deficiency for any material amount of Tax has been asserted or assessed by any Governmental Authority in writing against Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub that remains unpaid except for deficiencies being contested in good faith and for which adequate reserves have been maintained in accordance with GAAP.

(c) There are no ongoing or pending Actions or Actions threatened in writing with respect to any Taxes of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect or outstanding with respect to any Taxes of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub.

(d) There are no Liens for any material Taxes (other than Permitted Liens) on any property or assets of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub.

(e) None of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub is a party to, bound by or has any liability or obligation under any Tax allocation, indemnification, sharing or similar agreement or arrangement (other than Contracts entered into in the ordinary course of business and that do not relate primarily to Taxes).

(f) During the two (2)-year period ending on the date of this Agreement, none of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares that was purported, or intended, to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or foreign Law).

(g) None of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub (i) is or has ever been a member of an affiliated group filing a consolidated or similar Tax Return for federal, state, local or foreign Tax purposes (other than any such group the common parent of which is Acquiror) and (ii) has any liability for Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor or by contract (other than Contracts entered into in the ordinary course of business and that do not relate primarily to Taxes).

(h) None of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or any similar provision of state, local or foreign Law).

Section 7.16 Brokers’ Fees. Except as set forth in Section 7.16 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of Acquiror or any of its Affiliates.

Section 7.17 Information Supplied. None of the information supplied or to be supplied by Acquiror or Sponsor for inclusion or incorporation by reference in either Proxy Statement will, as of the date on which such Proxy Statement is first mailed to the Pre-Closing Acquiror Holders and at the time of the Acquiror Extension Shareholders’ Meeting or the Acquiror Shareholders’ Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 7.18 Indebtedness. As of the date of this Agreement, except as set forth in Section 7.18 of the Acquiror Disclosure Letter, none of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub has any Indebtedness.

Section 7.19 Solvency. None of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub is entering into this Agreement or the Ancillary Agreements to which it is a party or the Transactions with the actual intent to hinder, delay or defraud either present or future creditors of Acquiror or any of its Affiliates. Assuming that (x) the representations and warranties of Panavision, SIM and the SIM Sellers contained in this Agreement are true and correct in all material respects (disregarding for these purposes any materiality qualifiers or references to “Panavision Material Adverse Effect” or “SIM Material Adverse Effect,” as applicable), (y) the projections and other forecasts for the Panavision Group and the SIM Group and related estimates, plans and budget information made available to Acquiror that are set forth on Section 7.19 of the Acquiror Disclosure Letter are true and correct in all material respects and (z) the full amount of the Debt Financing and the PIPE Investment is funded, after giving effect to the Transactions, at and immediately after the Effective Time, each of Acquiror, the Surviving Corporation, SIM and their respective Subsidiaries (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (b) will have adequate capital and liquidity with which to engage in its business and all businesses in which it is about to engage and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they become absolute and matured.

Section 7.20 No Business Conduct. Panavision Acquisition Sub was incorporated on September 7, 2018, and SIM Acquisition Sub was incorporated on September 10, 2018. Since the date of its incorporation, each of Panavision Acquisition Sub and SIM Acquisition Sub has not engaged in any activity, other than such actions in connection with (a) its incorporation and (b) the preparation, negotiation and execution of this Agreement and the Ancillary Agreements to which it is a party and the Transactions. Each of Panavision Acquisition Sub and SIM Acquisition Sub has no operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Transactions.

Section 7.21 Title to Assets. Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, Acquiror owns good and marketable title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by Acquiror in the operation of its business and which are material to Acquiror, free and clear of any Liens (other than Permitted Liens).

Section 7.22 Financial Capability. The aggregate proceeds from the PIPE Investment, the Debt Financing and any Alternative Financing (if received in accordance with Section 9.4(c)) will, together with any amount contributed from the Trust Account (taking into account, for the avoidance of doubt, the aggregate amount of the Acquiror Share Redemptions), constitute all of the proceeds required, and are sufficient to permit Acquiror, to fund the Aggregate Panavision Cash Consideration and the Aggregate SIM Cash Consideration set forth in Section 3.1 and Section 3.2, as applicable, and any other amounts payable by Acquiror or any of its Affiliates in connection with this Agreement and the Transactions at the Closing.

Section 7.23 Related Party Transactions. Except for equity ownership or employment relationships (including any employment or similar Contract) expressly contemplated by this Agreement, any non-disclosure or confidentiality Contract entered into in connection with the Debt Financing, the PIPE Investment or any “wall-crossing” of Pre-Closing Acquiror Holders, any Ancillary Agreement, or as set forth in Section 7.23 of the Acquiror Disclosure Letter, (a) there are no transactions or Contracts, or series of related transactions or Contracts, between Acquiror, on the one hand, and any officer, director (or member of a similar governing body) or manager of Acquiror, Sponsor, any beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of five percent (5%) or more of the Acquiror Common Shares or, to the Knowledge of Acquiror, any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, nor is any Indebtedness owed by or to Acquiror, on the one hand, to or by Sponsor or any such officer, director (or member of a similar governing body), beneficial owner, associate or immediate family member (any such transaction, Contract or Indebtedness described in this clause (a), an “Acquiror Related Party Contract”), and (b) none of the officers or directors (or members of a similar governing body) of Acquiror, Sponsor, any beneficial owner of five percent (5%) or more of the Acquiror Common Shares or, to the Knowledge of Acquiror, their respective “associates” or “immediate family members” owns directly or indirectly in whole or in part, or has any other material interest in, (i) any material tangible or real property that Acquiror uses, owns or leases (other than through any equity interest in Acquiror) or (ii) any customer, vendor or other material business relation of Acquiror.

Section 7.24 Canadian Competition Act. Acquiror and its Affiliates do not have assets in Canada that exceed CAD $50 million in aggregate value, nor do Acquiror and its Affiliates have gross revenues from sales in, from or into Canada that exceed CAD $50 million, all as determined pursuant to Part IX of the Canadian Competition Act.

Section 7.25 Investment Canada Act. SIM Acquisition Sub is a WTO investor and/or a trade agreement investor within the meaning of the Investment Canada Act.

Section 7.26 R&W Policies. As of the date hereof, Acquiror has “conditionally” bound each of the R&W Policies.

Section 7.27 No Additional Representations or Warranties.

(a) Notwithstanding the delivery or disclosure to the Companies, the SIM Sellers, the Holder Representatives or any of their respective Affiliates or Representatives or any other Person of any documentation or other information, except as expressly provided in this Article VII, or as may be separately stated in writing in the Ancillary Agreements, none of Acquiror, Panavision Acquisition Sub, SIM Acquisition Sub or their respective Affiliates, or any of their respective directors, officers, managers, employees, stockholders, partners, members or other Representatives (the “Acquiror Related Group”), has made, or is making, and Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub (on behalf of themselves and each of them) expressly disclaim, any representation or warranty of any kind or nature, express or implied, whatsoever to the Companies, the SIM Sellers, the Holder Representatives, any of their respective Affiliates or any other Person with respect to the Transactions. Without limiting the foregoing, no member of the Acquiror Related Group shall be liable in respect of or have any liability or indemnification obligations to any Person with respect to the accuracy or completeness of any such documentation or other information provided to the Companies, the SIM Sellers, the Holder Representatives, any of their respective Affiliates or any other Person (including any Representatives of any of the foregoing) (including any information made available to any such Person in expectation of the Transactions contemplated by this Agreement or any of the Ancillary Agreements or any discussion with respect to any of the foregoing information), unless and to the extent such documentation or other information is or may be included in any representation or warranty made in this Article VII, the Ancillary Agreements and there is Actual Fraud. Notwithstanding the delivery or disclosure to Acquiror, any of its Affiliates or any of their respective Representatives or any other Person of any documentation or other information (including any financial projections or other supplemental data), each of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub acknowledges that no member of the Panavision Related Group or the SIM Related Group has made, or is making, and none of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub has relied upon, or is relying upon, any representation or warranty relating to the Panavision Group, the SIM Group, the SIM Sellers or otherwise in connection with this Agreement and the Transactions, except as expressly provided in Article IV, Article V or Article VI or the Ancillary Agreements.

(b) Without limiting the generality of Section 7.27(a), Acquiror, on its own behalf and on behalf of its Affiliates and each of its and their respective Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the Company Groups, (ii) it has been furnished with or given access to such documents and information about the Company Groups and their respective businesses and operations as it, its Affiliates and its and their respective Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Agreements and the Transactions, (iii) it has been afforded the opportunity to obtain any additional information necessary to verify the accuracy of any such information or of any representation or warranty made by the Company Groups and the SIM Sellers herein or to otherwise evaluate the merits of the Transactions and (iv) the Company Groups and the SIM Sellers have answered to Acquiror’s satisfaction all inquiries that Acquiror, its Affiliates and its and their respective Representatives have made concerning the Company Groups or otherwise relating to the Transactions.

(c) In entering into this Agreement and the Ancillary Agreements, Acquiror has relied solely upon its own investigation and analysis and the representations and warranties expressly provided in Article IV, Article V or Article VI (in each case, as qualified by the Panavision Disclosure Letter and the SIM Disclosure Letter, as applicable) and the Ancillary

Agreements, and Acquiror, on its own behalf and on behalf of its Affiliates and each of its and their respective Representatives, acknowledges, represents, warrants and agrees that, other than as set forth in this Agreement, none of the Company Groups or the SIM Sellers or any of their respective Representatives or any other Person makes or has made any representation or warranty, either express or implied, (i) as to the accuracy or completeness of any of the information provided or made available to Acquiror or any of its Affiliates or its or their respective Representatives or financing sources (including lenders) prior to the execution of this Agreement, including due diligence materials, offering memoranda or similar materials, or in any presentation of the business of the Company Groups by management or other Representatives of the Company Groups or the SIM Sellers, any of their respective Affiliates or others in connection with the Transactions, or (ii) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of any Company Group heretofore or hereafter delivered to or made available to Acquiror or any of its Affiliates or its or their respective Representatives or financing sources (including lenders). Without limiting the generality of the foregoing, except for the representations and warranties in Article IV, Article V or Article VI (in each case, as qualified by the Panavision Disclosure Letter and the SIM Disclosure Letter, as applicable) and the Ancillary Agreements, Acquiror, on its own behalf and on behalf of its Affiliates and each of its and their respective Representatives, acknowledges, represents, warrants and agrees that none of the Company Groups or the SIM Sellers or any of their respective Representatives or any other Person makes or has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business, assets or liabilities of the Company Groups made available to Acquiror, including due diligence materials, memorandum or similar materials, or in any presentation of the business of the Company Groups by management or other Representatives of the Company Groups or the SIM Sellers, any of their respective Affiliates or others in connection with the transactions contemplated hereby, and no statement contained in any such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Acquiror in executing, delivering and performing this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including but not limited to, any offering memorandum or similar materials made available to Acquiror and its Representatives and advisors are not and shall not be deemed to be or to include representations or warranties of the Company Groups or the SIM Sellers, and are not and shall not be deemed to be relied upon by Acquiror in executing, delivering and performing this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby.

(d) Notwithstanding the foregoing, nothing in Section 4.33 or this Section 7.27 shall limit or restrict the ability of Acquiror to bring a claim in respect of Actual Fraud.

(e) Notwithstanding the foregoing, nothing in this Section 7.27 shall limit or restrict the ability of the Companies or any of the Holder Released Parties to bring a claim in respect of Actual Fraud.

ARTICLE VIII

COVENANTS OF THE COMPANIES

Section 8.1 Conduct of the Business of Panavision. From the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with Article XII, Panavision shall, and shall cause its Subsidiaries to, except as otherwise contemplated by this Agreement, as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed) or as required by applicable Law, operate its business in the ordinary course and in accordance with past practice in all material respects and use commercially reasonable efforts to (x) preserve intact its business organization, (y) retain its current officers, key employees and employee base (taken as a whole) and preserve in all material respects its relationships with its key customers and suppliers, and (z) maintain with financially responsible insurance companies insurance in at least such amounts and against at least such risks and losses as are consistent in all material respects with past practice. Without limiting the generality of the foregoing, except as set forth in Section 8.1 of the Panavision Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with Article XII, Panavision shall not, and shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement or as required by applicable Law:

(a) change or amend the certificate of incorporation, bylaws or other governing documents of any member of the Panavision Group;

(b) (i) make, set aside, declare or pay any non-cash dividend or distribution to the stockholders of Panavision or make any other non-cash distributions in respect of the capital stock or other equity interests of any member of the Panavision Group, except for any such dividends or distributions by any of the wholly owned Subsidiaries of Panavision to any other member of the Panavision Group, (ii) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the capital stock or other equity interests of any member of the Panavision Group or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding shares of capital stock or other equity interests of any member of the Panavision Group, except (A) the acquisition by Panavision of shares of Panavision Common Stock in connection with the surrender of shares by holders of Panavision Options outstanding prior to the Closing in order to pay the exercise price of each such Panavision Option, (B) the withholding or disposition of shares of Panavision Common Stock to satisfy withholding Tax obligations with respect to Panavision Options or Panavision Restricted Stock outstanding prior to the Closing or (C) the acquisition by Panavision of shares of Panavision Common Stock upon the forfeiture or repurchase of Panavision Options or Panavision Common Stock outstanding as of the date hereof upon the termination of the employment of the holder thereof or other forfeiture or repurchase of such awards otherwise pursuant to the terms of any Contract or Panavision Benefit Plan (x) in effect as of the date hereof that is disclosed in the Panavision Disclosure Letter (if such disclosure would have been required as of the date hereof in accordance with the terms of this Agreement) or that is not required to be disclosed in the Panavision Disclosure Letter or (y) that is entered into after the date hereof in accordance with the terms of this Agreement or otherwise in the ordinary course of business consistent with past practice;

(c) materially adversely modify or amend, intentionally violate, cancel or terminate (other than, for the avoidance of doubt, expiration in accordance with its terms) or become subject to any Contract that would, if in existence as of the date hereof, be a Panavision Material Contract, except in the ordinary course of business;

(d) sell, assign, transfer, convey, lease, license, abandon, waive, release or otherwise dispose of any of its material assets or properties, including any portion of the Panavision Real Property, or any material rights or claims, in each case, except for sales, leases, rights of use or disposals of equipment, assets or Inventory in the ordinary course of business consistent with past practice;

(e) acquire any ownership or leasehold interest in any real property or enter into any assignment, transfer, lease, sublease, license, purchase and sale or option Contract or any other Contract relating to any real property, except for extensions or renewals of existing leases on terms not materially less favorable to the applicable member of the Panavision Group than those in effect as of the date hereof;

(f) except as required by the terms of any Panavision Benefit Plan or any collective bargaining agreement, works council agreement or other labor agreement that is disclosed in the Panavision Disclosure Letter (if such disclosure would have been required as of the date hereof in accordance with the terms of this Agreement) or that is not required to be disclosed in the Panavision Disclosure Letter, in each case, as in effect on the date of this Agreement, (i) grant any additional rights to severance, retention, change in control, termination or similar payments to any current or former employee, officer, director or other individual service provider of any member of the Panavision Group, (ii) enter into or amend employment, severance, change in control, retention, consulting or similar arrangements with any employee, officer, director or other individual service provider of any member of the Panavision Group; provided, that the Panavision Group may enter into or amend employment and consulting arrangements with employees and individual consultants in connection with promotions and new hires or engagements whose annual base compensation does not exceed $200,000, in each case, in the ordinary course of business consistent with past practice, (iii) terminate, adopt, establish, enter into or materially amend any Panavision Benefit Plan or any plan, policy, program, arrangement or agreement that would be a Panavision Benefit Plan if it were in existence as of the date of this Agreement (other than (x) with respect to annual renewal or replacement of group welfare benefit plans in the ordinary course of business consistent with past practice and (y) to replace or amend any Panavision Benefit Plan if the cost of providing benefits thereunder is not materially increased), (iv) increase in any manner the compensation or benefits payable or to become payable to any employee, officer, director or other individual service provider of any member of the Panavision Group, except for increases made in the ordinary course of business consistent with past practice, that do not exceed 10% individually or in the aggregate on an annualized basis, (v) take any action to accelerate any payment or benefit, the vesting or lapse of restrictions of any equity or equity-based award, or the funding of any payment or benefit provided pursuant to any Panavision Benefit Plan, or (vi) terminate, other than for cause, the employment or engagement of any employee or individual consultant whose annual base compensation exceeds $200,000 individually;

(g) acquire any equity interests in any Person or any business unit or a substantial portion of the assets of any Person, whether by merger, consolidation, combination, or the purchase of stock or assets or by any other manner, other than acquisitions of equipment, assets or Inventory in the ordinary course of business consistent with past practice;

(h) form any joint venture, partnership or limited liability company with any Person who is not a member of the Panavision Group (excluding, for the avoidance of doubt, Contracts with suppliers, customers or distributors of the Panavision Group entered into in the ordinary course of business);

(i) make any material loans, advances or capital contributions to any Person, except (i) pursuant to any loan between a member of the Panavision Group, on the one hand, and any other member of the Panavision Group, on the other hand, effected in the ordinary course of business consistent with past practice or (ii) for advances or reimbursements to employees or officers of any member of the Panavision Group for expenses incurred in the ordinary course of business consistent with past practice or pursuant to any Contract or Panavision Benefit Plan (x) in effect as of the date hereof that is disclosed in the Panavision Disclosure Letter (if such disclosure would have been required as of the date hereof in accordance with the terms of this Agreement) or that is not required to be disclosed in the Panavision Disclosure Letter or (y) that is entered into after the date hereof in accordance with the terms hereof or any indemnification or expense reimbursement pursuant to the governing documents of any member of the Panavision Group;

(j) except as required by GAAP or IFRS or applicable Law or to the extent any such change is necessary or required in connection with the preparation of the financial statements prepared pursuant to Section 8.7, change any member of the Panavision Group’s methods of accounting in any manner that would have a material impact on the Panavision Group;

(k) (i) change any Tax accounting methods, (ii) make, revoke or amend material any election related to Taxes (other than making an election pursuant to Section 965(h) of the Code to pay any Transition Tax Obligations in eight (8) installments), (iii) enter into any closing agreement in respect of a material amount of Taxes, (iv) settle or compromise any material Tax claim or liability of the Panavision Group, or any member thereof, (v) make or surrender any right to claim a material Tax refund, (vi) consent to any waiver or extension of the statute of limitations applicable to any material Taxes or any Tax Return (other than an extension obtained in the ordinary course of business in connection with filing Tax Returns), or (vii) file any amended Tax Returns with respect to material Taxes without the consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed);

(l) enter into, renew, modify or revise any Panavision Related Party Contract or any Contract that would, if in existence as of the date hereof, be a Panavision Related Party Contract;

(m) incur or assume any Indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities of any member of the Panavision Group or guarantee any debt securities of any other Person, other than any Indebtedness or guarantee (i) incurred in the ordinary course of business consistent with past practice and included in Panavision Estimated Closing Date Indebtedness or that is paid or discharged in full at or prior to the Closing or (ii) incurred between Panavision and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries;

(n) grant or permit to exist any Liens on any property or assets (whether tangible or intangible) of any member of the Panavision Group (including the Panavision Real Property) having an aggregate value in excess of $500,000, other than Permitted Liens;

(o) issue any additional shares of Panavision Common Stock or securities exchangeable or exercisable for or convertible into Panavision Common Stock or grant any equity or equity-based compensation (other than in connection with the exercise of Panavision Options outstanding on the date hereof or pursuant to any Contract (x) in effect as of the date hereof that is disclosed in the Panavision Disclosure Letter (if such disclosure would have been required as of the date hereof in accordance with the terms of this Agreement) or that is not required to be disclosed in the Panavision Disclosure Letter or (y) that is entered into after the date hereof in accordance with the terms hereof);

(p) form or cause to be formed any new Subsidiary;

(q) waive, release, assign, settle, compromise or otherwise resolve any material Actions, except where such waivers, releases, assignments, settlements or compromises (i) involve only the payment of monetary damages in an amount less than $300,000 per individual claim or $750,000 in the aggregate or (ii) are covered by insurance and would not impose equitable relief upon, or require the admission of wrongdoing by, any member of the Panavision Group or any of its officers, directors or managers; provided, however, that Panavision shall give notice to Acquiror of the settlement or resolution of any of the Actions set forth in Section 4.10 of the Panavision Disclosure Letter as promptly as practicable thereafter;

(r) grant to or acquire from, or agree to grant to or acquire from, any Person (other than any other member of the Panavision Group or any of its or their Representatives or pursuant to any Contract (x) in effect as of the date hereof that is disclosed in the Panavision Disclosure Letter (if such disclosure would have been required as of the date hereof in accordance with the terms of this Agreement) or that is not required to be disclosed in the Panavision Disclosure Letter or (y) that is entered into after the date hereof in accordance with the terms hereof) Intellectual Property that is material to the Panavision Group, other than in the ordinary course of business consistent with past practice, or dispose of, abandon or permit to lapse any rights to any material Intellectual Property of the Panavision Group except in the ordinary course of business consistent with past practice, and, other than in the ordinary course of business consistent with past practice or pursuant to any obligations to maintain the confidentiality thereof, use commercially reasonable efforts not to disclose or agree to disclose to any Person (other than to any other member of the Panavision Group or any of its or their respective Representatives or Acquiror or any of its Representatives) any trade secret or any other material confidential or proprietary information, know-how or process of any member of the Panavision Group;

(s) except for capital expenditures in an aggregate amount up to those contemplated by Panavision’s 2018 budget or those contemplated by Panavision’s 2019 budget (which shall be deemed, for purposes of this covenant, to include the same amounts as the Panavision’s 2018 budget), as applicable, or as required by any Contract in effect as of the date hereof or entered into after the date hereof in accordance with the terms hereof, make or commit to make capital expenditures in the aggregate in excess of $1,000,000;

(t) enter into, or modify or amend any collective bargaining agreement or similar Contract;

(u) change its collection or payment practices in any material respect (other than case by case for a valid and legitimate business reason unrelated to the Transactions);

(v) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution; or

(w) enter into any Contract to do any action prohibited under this Section 8.1.

Notwithstanding the foregoing or anything to the contrary herein, nothing in this Agreement shall give Acquiror or any of its Subsidiaries, directly or indirectly, the right to control or direct any member of the Panavision Group’s operations prior to the Closing.

Section 8.2 Conduct of the Business of SIM. From the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with Article XII, SIM shall, and shall cause its Subsidiaries to, except as otherwise contemplated by this Agreement, as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed) or as required by applicable Law, operate its business in the ordinary course and in accordance with past practice in all material respects and use commercially reasonable efforts to (x) preserve intact its business organization, (y) retain its current officers, key employees and employee base (taken as a whole) and preserve in all material respects its relationships with its key customers and suppliers, and (z) maintain with financially responsible insurance companies insurance in at least such amounts and against at least such risks and losses as are consistent in all material respects with past practice. Without limiting the generality of the foregoing, except as set forth in Section 8.2 of the SIM Disclosure Letter or as consented to by Acquiror and the Panavision Holder Representative in writing (which consents shall not be unreasonably conditioned, withheld or delayed), from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with Article XII, SIM shall not, and shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement or as required by applicable Law:

(a) change or amend the certificate of incorporation, bylaws or other governing documents of any member of the SIM Group;

(b) (i) make, set aside, declare or pay any non-cash dividend or distribution to the shareholders of SIM or make any other non-cash distributions in respect of the capital stock or other equity interests of any member of the SIM Group, except for any such dividends or distributions by any of the wholly owned Subsidiaries of SIM to any other member of the SIM Group, (ii) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the capital stock or other equity interests of any member of the SIM Group or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding shares of capital stock or other equity interests of any member of the SIM Group, except (A) the acquisition by SIM of shares of SIM Capital Stock in connection with the surrender of shares by holders of SIM Options outstanding prior to the Closing in order to pay the exercise price of each such SIM Option, (B) the withholding or disposition of shares of SIM Capital Stock to satisfy withholding Tax obligations with respect to SIM Options outstanding prior to the Closing or (C) the acquisition by SIM of shares of SIM Capital Stock upon the forfeiture or repurchase of SIM Options or SIM Capital Stock outstanding as of the date hereof upon the termination of the employment of the holder thereof or other forfeiture or repurchase of such awards otherwise pursuant to the terms of any Contract or SIM Benefit Plan (x) in effect as of the date hereof that is disclosed in the SIM Disclosure Letter (if such disclosure would have been required as of the date hereof in accordance with the terms of this Agreement) or that is not required to be disclosed in the SIM Disclosure Letter or (y) that is entered into after the date hereof in accordance with the terms of this Agreement or otherwise in the ordinary course of business consistent with past practice;

(c) (i) materially adversely modify or amend, intentionally violate, cancel or terminate (other than, for the avoidance of doubt, expiration in accordance with its terms), (ii) become subject to any Contract that would, if in existence as of the date hereof, be a SIM Material Contract, except in the ordinary course of business or (iii) enter into any Contract that requires any capital expenditures by any member of the SIM Group in connection with the financing of any leasehold improvements or any similar obligations;

(d) sell, assign, transfer, convey, lease, license, abandon, waive, release or otherwise dispose of any of its material assets or properties, including any portion of the SIM Real Property, or any material rights or claims, in each case, except for sales, leases, rights of use or disposals of equipment, assets or Inventory in the ordinary course of business consistent with past practice;

(e) acquire any ownership or leasehold interest in any real property or enter into any assignment, transfer, lease, sublease, license, purchase and sale or option Contract or any other Contract relating to any real property, except for extensions or renewals of existing leases on terms not materially less favorable to the applicable member of the SIM Group than those in effect as of the date hereof;

(f) except as required by the terms of any SIM Benefit Plan or any collective bargaining agreement, works council agreement or other labor agreement that is disclosed in the SIM Disclosure Letter (if such disclosure would have been required as of the date hereof in accordance with the terms of this Agreement) or that is not required to be disclosed in the SIM Disclosure Letter, in each case, as in effect on the date of this Agreement, (i) grant any additional rights to severance, retention, change in control, termination or similar payments to any current or former employee, officer, director or other individual service provider of any member of the SIM Group, (ii) enter into or amend employment, severance, change in control, retention, consulting or similar arrangements with any employee, officer, director or other individual service provider of any member of the SIM Group; provided, that the SIM Group may enter into or amend employment and consulting arrangements with employees and individual consultants in connection with promotions and new hires or engagements whose annual base compensation does not exceed CAD 200,000, in each case, in the ordinary course of business consistent with past practice, (iii) terminate, adopt, establish, enter into or materially amend any SIM Benefit Plan or any plan, policy, program, arrangement or agreement that would be a SIM Benefit Plan if it were in existence as of the date of this Agreement (other than to replace or amend any SIM Benefit Plan if the cost of providing benefits thereunder is not materially increased), (iv) increase in any manner the compensation or benefits payable or to become payable to any employee, officer, director or other individual service provider of any member of the SIM Group, except for increases made in the ordinary course of business consistent with past practice, that do not exceed 10% individually or in the aggregate on an annualized basis, (v) take any action to accelerate any payment or benefit, the vesting or lapse of restrictions of any equity or equity-based award, or the funding of any payment or benefit provided pursuant to any SIM Benefit Plan, or (vi) terminate, other than for cause, the employment or engagement of any employee or individual consultant whose annual base compensation exceeds CAD 200,000 individually;

(g) acquire any equity interests in any Person or any business unit or a substantial portion of the assets of any Person, whether by merger, consolidation, combination, or the purchase of stock or assets or by any other manner, other than acquisitions of equipment, assets or Inventory in the ordinary course of business consistent with past practice;

(h) form any joint venture, partnership or limited liability company with any Person who is not a member of the SIM Group (excluding, for the avoidance of doubt, Contracts with suppliers, customers and distributors of the SIM Group entered into in the ordinary course of business);

(i) make any material loans, advances or capital contributions to any Person, except (i) pursuant to any loan between a member of the SIM Group, on the one hand, and any other member of the SIM Group, on the other hand, effected in the ordinary course of business consistent with past practice or (ii) for advances or reimbursements to employees or officers of any member of the SIM Group for expenses incurred in the ordinary course of business consistent with past practice or pursuant to any Contract or SIM Benefit Plan (x) in effect as of the date hereof that is disclosed in the SIM Disclosure Letter (if such disclosure would have been required as of the date hereof in accordance with the terms of this Agreement) or that is not required to be disclosed in the SIM Disclosure Letter or (y) that is entered into after the date hereof in accordance with the terms hereof or any indemnification or expense reimbursement pursuant to the governing documents of any member of the SIM Group;

(j) except as required by GAAP or IFRS or applicable Law or to the extent any such change is necessary or required in connection with the preparation of the financial statements prepared pursuant to Section 8.7, change any member of the SIM Group’s methods of accounting in any manner that would have a material impact on the SIM Group;

(k) (i) change any Tax accounting methods, (ii) make, revoke or amend material any election related to Taxes, (iii) enter into any closing agreement in respect of a material amount of Taxes, (iv) settle or compromise any material Tax claim or liability of the SIM Group, or any member thereof, (v) make or surrender any right to claim a material Tax refund, (vi) consent to any waiver or extension of the statute of limitations applicable to any material Taxes or any Tax Return (other than an extension obtained in the ordinary course of business in connection with filing Tax Returns) or (vii) file any amended Tax Returns with respect to material Taxes without the consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed);

(l) enter into, renew, modify or revise any SIM Related Party Contract or any Contract that would, if in existence as of the date hereof, be a SIM Related Party Contract;

(m) incur or assume any Indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities of any member of the SIM Group or guarantee any debt securities of any other Person, other than any Indebtedness or guarantee (i) incurred in the ordinary course of business consistent with past practice and included in SIM Estimated Closing Date Indebtedness or that is paid or discharged in full at or prior to the Closing or (ii) incurred between SIM and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries;

(n) grant or permit to exist any Liens on any property or assets (whether tangible or intangible) of any member of the SIM Group (including the SIM Real Property) having an aggregate value in excess of $200,000, other than Permitted Liens;

(o) issue any additional shares of SIM Capital Stock or securities exchangeable or exercisable for or convertible into SIM Capital Stock or grant any equity or equity-based compensation (other than in connection with the exercise of SIM Options outstanding on the date hereof or pursuant to any Contract (x) in effect as of the date hereof that is disclosed in the SIM Disclosure Letter (if such disclosure would have been required as of the date hereof in accordance with the terms of this Agreement) or that is not required to be disclosed in the SIM Disclosure Letter or (y) that is entered into after the date hereof in accordance with the terms hereof);

(p) form or cause to be formed any new Subsidiary;

(q) waive, release, assign, settle, compromise or otherwise resolve any material Actions, except where such waivers, releases, assignments, settlements or compromises (i) involve only the payment of monetary damages in an amount less than $120,000 per individual claim or $300,000 in the aggregate or (ii) are covered by insurance and would not impose equitable relief upon, or require the admission of wrongdoing by, any member of the SIM Group or any of its officers, directors or managers; provided, however, that SIM shall give notice to Acquiror of the settlement or resolution of any of the Actions set forth in Section 4.10 of the SIM Disclosure Letter as promptly as practicable thereafter;

(r) grant to or acquire from, or agree to grant to or acquire from, any Person (other than any other member of the SIM Group or any of its or their Representatives or pursuant to any Contract (x) in effect as of the date hereof that is disclosed in the SIM Disclosure Letter (if such disclosure would have been required as of the date hereof in accordance with the terms of this Agreement) or that is not required to be disclosed in the SIM Disclosure Letter or (y) that is entered into after the date hereof in accordance with the terms hereof) Intellectual Property that is material to the SIM Group, other than in the ordinary course of business consistent with past practice, or dispose of, abandon or permit to lapse any rights to any material Intellectual Property of the SIM Group except in the ordinary course of business consistent with past practice, and, other than in the ordinary course of business consistent with past practice or pursuant to any obligations to maintain the confidentiality thereof, use commercially reasonable efforts not to disclose or agree to disclose to any Person (other than to any other member of the SIM Group or any of its or their respective Representatives or Acquiror or any of its Representatives) any trade secret or any other material confidential or proprietary information, know-how or process of any member of the SIM Group;

(s) except for capital expenditures in an aggregate amount up to those contemplated by SIM’s 2018 budget or those contemplated by SIM’s 2019 budget, as applicable, or as required by any Contract in effect as of the date hereof or entered into after the date hereof in accordance with the terms hereof, make or commit to make capital expenditures in the aggregate in excess of $400,000 (except that any tenant improvements shall be consented to by Acquiror and the Panavision Holder Representative in writing (which consents shall not be unreasonably conditioned, withheld or delayed));

(t) enter into, or modify or amend any collective bargaining agreement or similar Contract;

(u) change its collection or payment practices in any material respect (other than case by case for a valid and legitimate business reason unrelated to the Transactions);

(v) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution; or

(w) enter into any Contract to do any action prohibited under this Section 8.2.

Notwithstanding the foregoing or anything to the contrary herein, nothing in this Agreement shall give Acquiror or any of its Subsidiaries, directly or indirectly, the right to control or direct any member of the SIM Group’s operations prior to the Closing.

Section 8.3 Information; Contact with Business Relations.

(a) From the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with Article XII, (i) SIM shall, and shall cause its Subsidiaries to, afford to Acquiror, Panavision and their respective Representatives, as applicable, reasonable access (including for the purpose of coordinating transition planning for employees) upon reasonable advance notice, to all of its pertinent properties, Books and Records, Contracts and Tax Returns and appropriate officers, and furnish Acquiror, Panavision and their respective Representatives, as applicable, with all pertinent financial and operating data and other information concerning the affairs of the SIM Group, as such party or its Representatives may reasonably request; and (ii) Panavision shall, and shall cause its Subsidiaries to, afford to Acquiror and its Representatives, as applicable, reasonable access (including for the purpose of coordinating transition planning for employees) upon reasonable advance notice, to all of its pertinent properties, Books and Records, Contracts and Tax Returns and appropriate officers, and furnish Acquiror and its Representatives with all pertinent financial and operating data and other information concerning the affairs of the Panavision Group, as Acquiror or its

Representatives may reasonably request; provided, however, that (i) such access or furnishing of information shall be conducted during normal business hours, under the supervision of the applicable Company’s personnel, and in such manner as to not unreasonably interfere with the normal operation of the applicable Company or any of its Subsidiaries and (ii) such access shall not extend to any sampling or analysis of soil, groundwater, building materials or other environmental media of the sort generally referred to as a Phase II environmental investigation; provided, further, that each Company may designate certain portions of such information as being provided on an outside-counsel basis only. All information obtained pursuant to this Section 8.3 shall be subject to the Panavision Confidentiality Agreement, the SIM Confidentiality Agreement and the Companies Confidentiality Agreement, as applicable. Notwithstanding anything to the contrary set forth in this Agreement, during the period from the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, none of the Companies nor any of their Affiliates shall be required to disclose to Acquiror or any of its Representatives any information (i)(A) if doing so would violate any confidentiality obligations owing to third Persons or Law to which any Company or any of its Affiliates is subject or (B) which it reasonably determined upon the advice of counsel could result in the loss of the ability to successfully assert attorney-client or work product privileges; provided, that if any information is withheld pursuant to this clause (i), such Company or Affiliate will (x) inform Acquiror as to the general nature of what is being withheld and (y) use its commercially reasonable efforts (at the cost and expense of the requesting party (which shall, in the case of any costs and expenses of the non-requesting party, be limited to the reasonable and documented out-of-pocket costs and expenses of the non-requesting party)) (1) to accommodate any request from Acquiror for information pursuant to this Section 8.3 in a manner that does not result in such a violation or waiver or (2) to obtain the required consent of such third Person to permit such access or disclosure, or (ii) if a Company or any of its Affiliates, on the one hand, and Acquiror or any of its Affiliates, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto.

(b) During the period from the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Acquiror hereby agrees that it is not authorized to and shall not (and shall not permit any of its Representatives or Affiliates to) contact any employee (other than members of management involved with the Transactions), customer, supplier, distributor or other material business relation of any member of the Panavision Group or SIM Group regarding any member of the Panavision Group or SIM Group, the business of any member of the Panavision Group, the business of any member of the SIM Group or the Transactions without the prior written consent of the Panavision Holder Representative or the SIM Holder Representative, as applicable (not to be unreasonably withheld, conditioned or delayed); provided, that this Section 8.3(b) shall not (i) restrict Sponsor’s Affiliates who operate in a similar line of business as the line of business of a member of the Panavision Group or SIM Group, or any of their Representatives, from contacting any customer, supplier, distributor or other material business relation of any member of the Panavision Group or SIM Group, so long as such contact does not relate to any member of the Panavision Group, the SIM Group or any of their respective businesses, the Transactions or otherwise violate the Confidentiality Agreements or (ii) restrict any Representatives of Acquiror from receiving incoming correspondence in the ordinary course (such as answering phone calls) from any customer, supplier, distributor or other material business relation of any member of the Panavision Group or SIM Group related to any member of the respective Company Group or its respective business or the Transactions, so long as (A) such contact was not, directly or indirectly, solicited or encouraged by Acquiror, any of its Affiliates or any of their respective Representatives, (B) Acquiror as soon as reasonably practicable informs Panavision or SIM, as applicable, of such correspondence, (C) such Representative immediately informs such customer, supplier, distributor or other material business relation of the restrictions contained in this Section 8.3(b) and does not engage in any substantive discussions with any such customer, supplier, distribution or other material business relation relating to any member of the respective Company Group, its respective business or the Transactions, and (D) such Representative does not represent that it is authorized to, nor does it negotiate or enter into any agreement (in principle or otherwise) on behalf of any member of the respective Company Group.

Section 8.4 HSR Act, Foreign Antitrust Approvals and Investment Canada Act Approval.

(a) In connection with the Transactions, each of the Companies, the SIM Sellers and the Holder Representatives shall (and, to the extent required, shall cause its Affiliates to) (i) comply promptly (but in no event later than fifteen (15) Business Days after the date of this Agreement) with the notification and reporting requirements of the HSR Act and use its reasonable best efforts to obtain early termination of the waiting period(s) under the HSR Act and (ii) as soon as practicable, make such other filings with any similar foreign Governmental Authorities as may be required under any applicable similar foreign Law and use its reasonable best efforts to ensure that any such required clearances associated therewith are obtained or are deemed, by applicable Law, to have been obtained (e.g. because of the lapse, expiration or termination of the applicable waiting periods or because jurisdiction has been declined) (“Foreign Antitrust Approvals”). Each of the Companies, the SIM Sellers and the Holder Representatives shall substantially comply with any Antitrust Information or Document Requests. Notwithstanding anything to the contrary in this Agreement, neither “reasonable best efforts” nor any requests in Section 8.4(b) shall be deemed or construed to require any of the Companies, the Holder Representatives, their respective Affiliates or any of their respective direct or indirect equityholders, and none of the foregoing Persons shall be required (and neither Acquiror or any of its Affiliates shall agree to any of the following without the express written consent of the Holder Representatives) in order to obtain early termination of the waiting periods, or to obtain Foreign Antitrust Approvals, or to otherwise satisfy any Antitrust Authority or to obtain Investment Canada Act Approval (i) to offer, agree or consent to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate or otherwise agree to any limitation with respect to (before, at or after the Closing) any assets, properties, licenses, operations, rights, product lines, businesses or interest therein, or otherwise restrict or limit in any respect the business or operations of the applicable Company Group, Sponsor or any of their respective Affiliates or (ii) to commence or defend any Action challenging or seeking to restrain or prohibit the consummation of the Transactions.

(b) Subject to the last sentence of Section 8.4(a), each of the Companies, the SIM Sellers and the Holder Representatives shall as promptly as practicable furnish to Acquiror any and all information and cooperation reasonably necessary or advisable to assist Acquiror in connection with its application to obtain Investment Canada Act Approval, and, to the extent permitted by applicable Law, copies of any written notices or written communications received by any of them or their respective Affiliates from any third party or any Governmental Authority with respect to the Transactions, and each of the Companies, the SIM Sellers and the Holder Representatives shall, to the extent permitted by applicable Law and reasonably practicable, permit Acquiror’s counsel reasonable opportunity to review in advance, and each of the Companies, the SIM Sellers and the Holder Representatives shall consider in good faith the views of such counsel in connection with, any proposed written communications by any of the Companies, the SIM Sellers, the Holder Representatives or their respective Affiliates to any Governmental Authority concerning the Transactions. Each of the Companies, the SIM Sellers and the Holder Representatives agrees to, to the extent permitted by applicable Law and reasonably practicable, provide Acquiror and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between any of the Companies, the SIM Sellers, the Holder Representatives or their respective Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions.

Section 8.5 No Solicitation by the Companies. From the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with Article XII, except in connection with the Transactions, none of the Companies, the SIM Sellers or the Holder Representatives shall, and each shall cause its Subsidiaries and its and their respective Affiliates (including, in the case of Panavision, the Principal Panavision Holders) and Representatives not to, directly or indirectly, (a) solicit or initiate or knowingly induce or encourage, or knowingly take any other action to facilitate, any Acquisition Proposal or any existing, new or revised inquiry or proposal that would reasonably be expected to lead to an Acquisition Proposal, (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information in furtherance of, or otherwise cooperate in any way in furtherance of, any Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to an Acquisition Proposal, (c) approve, endorse, recommend, execute or enter into any Contract, letter of intent, memorandum of understanding, agreement in principle, joint venture agreement, partnership agreement or merger, acquisition or similar agreement constituting, contemplating or otherwise relating to any Acquisition Proposal or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal, or (d) prepare or take any steps in furtherance of a public offering of any securities of the respective Company. For the avoidance of doubt, it is understood and agreed that the foregoing shall not prohibit the Companies, the SIM Sellers, the Holder Representatives and the Companies’ Subsidiaries and their respective Affiliates (including, in the case of Panavision, the Principal Panavision Holders), Representatives, stockholders, equityholders, members and partners from taking any actions in the ordinary course that are not otherwise in violation of this Section 8.5 (such as answering phone calls) or informing any Person inquiring about a possible Acquisition Proposal of the existence of the obligations contained in this Section 8.5; provided, that each of the Companies, the SIM Sellers and the Holder Representatives shall give notice of any Acquisition Proposal to Acquiror as promptly as practicable following the receipt thereof by any of them, the Companies’ Subsidiaries or, to the Knowledge of Panavision or SIM, or to the actual knowledge of the SIM Sellers or the Holder Representatives, or their respective Affiliates (including, in the case of Panavision, the Principal Panavision Holders) and Representatives. From and after the date of this Agreement, the Companies, the SIM Sellers and the Holder Representatives shall, and each shall cause its Subsidiaries and its and their respective Affiliates (including, in the case of Panavision, the Principal Panavision Holders) and Representatives to, immediately cease and terminate all discussions and negotiations with any Person that may be ongoing with respect to an Acquisition Proposal, and as promptly as practicable thereafter notify such Person to the effect that the Companies, the SIM Sellers and the Holder Representatives, as applicable, are ending all discussions and negotiations with such Person with respect to such Acquisition Proposal, effective immediately.

Section 8.6 FIRPTA Certificate. On or prior to the Closing Date, but no earlier than thirty (30) days prior to the Closing Date, Panavision shall deliver to Acquiror a duly executed certificate as specified in Section 1.1445-2(c)(3) of the Treasury Regulations, together with a form of notice to the IRS required under Section 1.897-2(h)(2) of the Treasury Regulations, each in the form attached hereto as Exhibit K (collectively, the “FIRPTA Certificate”). If Panavision fails to deliver the FIRPTA Certificate, then Acquiror’s sole remedy shall be to withhold with respect to amounts payable to applicable Panavision Holder any amounts required to be withheld under Section 1445 of the Code in accordance with Section 3.14.

Section 8.7 Preparation and Delivery of Financial Statements and Pro Forma Financial Information.

(a) As soon as reasonably practicable, Panavision shall deliver to Acquiror the Closing Panavision Audited Financial Statements, audited in accordance with the standards of the Public Company Accounting Oversight Board, and each of the Companies shall deliver to Acquiror the unaudited historical condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows of the applicable Company Group as of and for the six (6)-month period ended June 30, 2018; provided, that, in each case, Panavision or SIM, as applicable, shall use its commercially reasonable efforts to do so on or prior to the date that is thirty (30) days following the date of this Agreement. All such financial statements, together with any unaudited historical condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows of either of the Company Groups as of and for a year-to-date period ended as of the end of a different fiscal quarter that Acquiror is required to provide pursuant to Section 8.11 or to include in the Shareholder Meeting Proxy Statement or the Registration Statement and any other filings to be made by Acquiror with the SEC in connection with the Transactions, will (i) fairly present in all material respects the consolidated financial position of such Company Group, as of such date, and the consolidated results of operations, income, changes in stockholders’ equity (deficit) and cash flows for the period then ended (subject to the absence of normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) be prepared in conformity with GAAP (in the case of the Panavision Group) or IFRS (in the case of the SIM Group) applied on a consistent basis during the periods involved (subject to the absence of normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) be prepared from, and be in accordance with in all material respects, the Books and Records of such Company Group, (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof and (v) in the case of the Closing Panavision Audited Financial Statements, be audited in accordance with the standards of the Public Company Accounting Oversight Board.

(b) Each of the Companies shall use its commercially reasonable efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any member of such Company Group, Acquiror in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that Acquiror is required to include in the Shareholder Meeting Proxy Statement or the Registration Statement and any other filings to be made by Acquiror with the SEC in connection with the Transactions and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law.

Section 8.8 Panavision Stockholder Consent.

(a) Panavision, acting through the Board of Directors of Panavision, as soon as practicable following the execution of this Agreement by Panavision (but in no event later than five (5) Business Days after such date), shall request, in accordance with applicable Law, and use reasonable best efforts to deliver to Acquiror, a true, correct and complete copy of the Panavision Stockholder Consent signed by those Panavision Stockholders holding at least the Relevant Percentage of the outstanding Panavision Common Stock. From the date of the Panavision Stockholder Consent through the earlier of the Closing or the termination of this Agreement in accordance with Article XII, none of the Principal Panavision Holders shall revoke, modify, amend or waive its approval of the Panavision Stockholder Consent without Acquiror’s prior written consent.

(b) Panavision shall, as soon as practicable after the date hereof but in no event more than thirty (30) days following the delivery of the Panavision Stockholder Consent pursuant to Section 8.8(a), cause to be delivered to each Panavision Stockholder a notice, which shall include the notice contemplated by Section 228(e) of the DGCL, together with copies of this Agreement, and the Panavision Stockholder Consent, stating (if the Panavision Stockholder Consent has been signed by those Panavision Stockholders holding at least the Relevant Percentage of the outstanding Common Stock) that the Merger has been approved by the holders of at least the Relevant Percentage of the outstanding Panavision Common Stock and a statement regarding the appraisal rights of the Panavision Stockholders pursuant to Section 262 of the DGCL and that the Merger shall occur in accordance with the terms and subject to the conditions of this Agreement. At the written request of Acquiror within fifteen (15) days after delivery of the Panavision Stockholder Consent to Acquiror pursuant to Section 8.8(a), Panavision shall use commercially reasonable efforts to cause the notice described in this Section 8.8(b) to also include a “Drag-Along Notice” pursuant to Section 4.6(a) of the Panavision Stockholders’ Agreement (the “Panavision Drag-Along Notice”). Each of Acquiror and SIM shall promptly provide such information about Acquiror or SIM, as applicable, and its Affiliates (including, for the avoidance of doubt, in the case of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub) as Panavision shall reasonably request in connection with each such notice. Panavision does not make any representation, warranty or covenant with respect to any information supplied by or on behalf of Acquiror or SIM that is contained in the Panavision Drag-Along Notice or the notice pursuant to Section 228(e) of the DGCL.

(c) Panavision shall, as soon as practicable following the execution of this Agreement by Panavision, but in no event more than thirty (30) days following the date of this Agreement, use reasonable best efforts to deliver to Acquiror a joinder to the Panavision Stockholders’ Agreement signed by Solus Opportunities Fund 5 LP.

Section 8.9 Section 280G.

(a) No later than three (3) Business Days prior to the Closing, Panavision will (i) solicit from each Person who has a right to any payments or benefits as a result of or in connection with the Transactions that would be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder (hereafter, “Section 280G”)) (which, for the avoidance of doubt, shall include payments or benefits pursuant to agreements or arrangements entered into between Acquiror or any of its Subsidiaries and such Person that create a right or entitlement by such Person to receive any “parachute payments” within the meaning of Section 280G; provided all information necessary to include any such payments or benefits is provided to Panavision by Acquiror or its Representatives no later than ten (10) Business Days prior to the Closing), a waiver of such Person’s rights to all of such payments or benefits (to the extent waived, the “Panavision Waived 280G Benefits”) applicable to such Person so that all remaining payments or benefits applicable to such Person shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G), and (ii) solicit the approval of Panavision’s equityholders, to the extent required and in a manner intended to comply with Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code and the regulations promulgated thereunder, of any Panavision Waived 280G Benefits. Prior to soliciting such waivers and soliciting such approval, Panavision shall provide drafts of such waivers and such equityholder approval materials (including supporting calculations) to Acquiror and its Representatives for their review no later than five (5) Business Days prior to soliciting such waivers and soliciting such approval and consider in good faith any comments that Acquiror and its Representatives may provide thereon. Prior to the Closing, Panavision shall deliver to Acquiror reasonably satisfactory evidence that a vote of Panavision’s equityholders was solicited in accordance with the foregoing provisions of this Section 8.9 and that either (i) the requisite number of equityholder votes was obtained with respect to the Panavision Waived 280G Benefits (the “Panavision 280G Approval”), or (ii) that the Panavision 280G Approval was not obtained. If the Panavision 280G Approval is not obtained, such Panavision Waived 280G Benefits shall not be paid or provided. Notwithstanding the foregoing, to the extent that any contract, agreement, or plan is entered into by Acquiror, any of its Representatives, or the Surviving Corporation and a disqualified individual in connection with the Transactions prior to the Closing (the “Panavision Acquiror Arrangements”), Panavision’s failure to include any Panavision Acquiror Arrangements in the stockholder voting materials described herein, for any reason, will not result in a breach of the covenants set forth in this Section 8.9 unless Acquiror provides a copy of such contract, agreement or plan to Panavision at least ten (10) days prior to the Closing and sufficient information reasonably necessary to determine the value (for purposes of Section 280G of the Code) of any payments or benefits granted or contemplated therein, which may be paid or granted in connection with the Transactions that would be deemed to constitute a “parachute payment” under Section 280G of the Code.

(b) No later than three (3) Business Days prior to the Closing, SIM will (i) solicit from each Person who has a right to any payments or benefits as a result of or in connection with the Transactions that would be deemed to constitute “parachute payments” within the meaning of Section 280G (which, for the avoidance of doubt, shall include payments or benefits pursuant to agreements or arrangements entered into between Acquiror or its Subsidiaries and such Person that create a right or entitlement by such Person to receive any “parachute payments” within the meaning of Section 280G; provided, that all information necessary to include any such payments or benefits is provided to SIM by Acquiror or its Representatives no later than ten (10) Business Days prior to the Closing), a waiver of such Person’s rights to all of such payments or benefits (to the extent waived, the “SIM Waived 280G Benefits”) applicable to such Person so that all remaining payments or benefits applicable to such Person shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G), and (ii) solicit the approval of SIM’s equityholders, to the extent required and in a manner intended to comply with Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code and the regulations promulgated thereunder, of any SIM Waived 280G Benefits. Prior to soliciting such waivers and soliciting such approval, SIM shall (A) provide drafts of such waivers and such equityholder approval materials to Acquiror and its Representatives for their review no later than five (5) Business Days prior to soliciting such waivers and soliciting such approval and consider in good faith any comments that Acquiror and its Representatives may provide thereon, and (B) provide supporting calculations with respect to all Persons who are reasonably expected to be “disqualified individuals” for purposes of Section 280G of the Code to Acquiror, Panavision and the Panavision Holder Representative promptly (and in any event within thirty (30) days) after the date hereof. Prior to the Closing, SIM shall deliver to Acquiror reasonably satisfactory evidence that a vote of SIM’s equityholders was solicited in accordance with the foregoing provisions of this Section 8.9 and that either (1) the requisite number of equityholder votes was obtained with respect to the SIM Waived 280G Benefits (the “SIM 280G Approval”), or (2) that the SIM 280G Approval was not obtained. In the event that SIM is unable to obtain a signed waiver from any affected Person, and the SIM 280G Approval is not obtained, all related SIM 280G Losses shall be treated as SIM Transaction Expenses. Notwithstanding the foregoing, to the extent that any contract, agreement, or plan is entered into by Acquiror or any of its Representatives and a disqualified individual in connection with the Transactions prior to the Closing (the “SIM Acquiror Arrangements”), SIM’s failure to include any SIM Acquiror Arrangements in the stockholder voting materials described herein, for any reason, will not result in a breach of the covenants set forth in this Section 8.9 unless Acquiror provides a copy of such contract, agreement or plan to SIM at least ten (10) days prior to the Closing and sufficient information reasonably necessary to determine the value (for purposes of Section 280G of the Code) of any payments or benefits granted or contemplated therein, which may be paid or granted in connection with the Transactions that would be deemed to constitute a “parachute payment” under Section 280G of the Code.

Section 8.10 SIM Compulsory Sale Notice. Promptly following the execution of this Agreement, the Dragging SIM Holders shall take all actions necessary to deliver to the other SIM Sellers, and then deliver to Acquiror (together with evidence of delivery to such other SIM Sellers) as promptly as practicable thereafter (but in no event later than five (5) days following the date of this Agreement), a written notice from the Dragging SIM Holders with respect to their exercise of carry-along requirements with respect to the Purchase pursuant to Section 8.2 of the SIM Shareholders’ Agreement (the “SIM Compulsory Sale Notice”), in the form previously approved by Acquiror. From the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with Article XII, none of the Dragging SIM Holders shall revoke, modify, amend, waive or permit termination of the SIM Compulsory Sale Notice without Acquiror’s prior written consent.

Section 8.11 Cooperation with Debt Financing and PIPE Investment. Prior to the Closing, each of the Companies shall, and shall use reasonable best efforts to cause its Subsidiaries and its and their respective pertinent employees to, use reasonable best efforts to provide to Acquiror, at Acquiror’s sole cost and expense, all cooperation reasonably requested by Acquiror in connection with the Debt Financing, the PIPE Investment and any Alternative Financing, including (a) by providing such information and assistance (including furnishing Acquiror with the Required Financial Information and any other available financial statements and other financial data relating to the applicable Company Group reasonably requested by Acquiror) as Acquiror may reasonably request, (b) granting such access to Acquiror and its Representatives as may be reasonably necessary for their due diligence, (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with rating agencies in connection with the Debt Financing (including direct contact between appropriate members of senior management and other Representatives of the applicable Company Group and the parties acting as lead arrangers or agents for, and prospective lenders of, the Debt Financing), in each case, at reasonable times and locations as reasonably agreed by the relevant Company, (d) assisting Acquiror and the providers of the Debt Financing in the preparation of customary offering memoranda, bank information memoranda, rating agency presentations and lender presentations relating to the Debt Financing, (e) reasonably cooperating with the marketing efforts of Acquiror and the providers of the Debt Financing for all or any portion of the Debt Financing, (f) executing documents as may be reasonably requested by Acquiror and are required by the Debt Financing Sources, including (i) customary authorization letters in connection with the Required Financial Information and any offering memoranda and bank information memoranda (including with respect to presence or absence of material non-public information and the accuracy of the information contained therein), (ii) documents relating to the repayment of the existing Indebtedness of the applicable Company Group set forth in Section 11.2(r) of the Panavision Disclosure Letter or the SIM Disclosure Letter, as applicable, and the release of related Liens, including customary payoff letters, in each case, in accordance with the requirements set forth in Section 11.2(r), (iii) certificates of the chief financial officer of each Company with respect to solvency matters substantially in the forms attached to the Debt Commitment Letters as in effect on the date of this Agreement and (iv) agreements, documents or certificates that facilitate the creation, perfection or enforcement of Liens securing the Debt Financing as reasonably requested by Acquiror or the providers of the Debt Financing and, in each case, as contemplated by the Debt Commitment Letters, (g) if reasonably requested by Acquiror or the providers of the Debt Financing in writing to Panavision (in the case of any member of the Panavision Group) or SIM (in the case of any member of the SIM Group) at least ten (10) Business Days prior to the Closing, providing at least three (3) Business Days prior to the Closing Date to Acquiror or the providers of the Debt Financing all documentation and other information reasonably required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering Laws, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, as amended, (h) providing all reasonably requested available relevant information with respect to the collateral required under the Debt Commitment Letters and providing reasonable access to Acquiror and the providers of the Debt Financing to allow them to conduct audit examinations and appraisals with respect to such collateral, (i) using reasonable best efforts to satisfy the conditions precedent set forth in the Debt Commitment Letters or any definitive documentation relating to the Debt Financing to the extent the satisfaction of such conditions requires the cooperation of or is within the control of any member of the applicable Company Group, and

(j) using reasonable best efforts to facilitate obtaining legal opinions reasonably requested by the providers of the Debt Financing and customary for financings similar to the Debt Financing; provided, however, that (x) irrespective of the above, no obligation of any member of the applicable Company Group under any such certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Closing and no member of the applicable Company Group shall be required to take any action under any such certificate, document or instrument that is not contingent upon the Closing (including the entry into any agreement that is effective before the Closing) or that would be effective prior to the Closing, and (y) nothing herein shall require such cooperation to the extent it would interfere materially and unreasonably with the business or operations of any member of the applicable Company Group or its Affiliates. No member of a Company Group or any of its Affiliates shall be required to pay any commitment or other similar fee or make any other payment in connection with the Debt Financing prior to the Closing or incur any cost or expense that Acquiror does not agree to reimburse as required below in this Section 8.11 in connection with assisting Acquiror in arranging the Debt Financing or cause or permit any Lien to be placed on any of their respective assets in connection with the Debt Financing prior to the Closing. Subject to Section 10.7, Acquiror shall indemnify and hold harmless each of the Company Groups, their respective Affiliates and the Representatives of any of the foregoing (each, a “Financing Indemnified Person”) from and against any and all damages, losses, charges, liabilities, claims, awards, judgments, settlements, interest, penalties and reasonable costs and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) suffered or incurred in connection with the arrangement of the Debt Financing (including any action taken in accordance with this Section 8.11) and any information utilized in connection therewith (other than historical information relating to the Company Groups provided specifically for use in the Debt Financing offering documents); provided, that any such obligation to indemnify and hold harmless a Financing Indemnified Person shall not be applicable to the extent resulting from the willful misconduct of such Financing Indemnified Person or any Affiliate or Representative of such Financing Indemnified Person or from such Financing Indemnified Person’s material breach of this Section 8.11 (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction). Each of the Companies hereby consents to the use of its and their respective Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect any member of the applicable Company Group. For purposes of this Agreement, “Required Financial Information” shall mean the financial statements and other information that are required to satisfy the conditions set forth in paragraphs 6(b) and 6(c) of Annex II to the ABL Commitment Letter and paragraphs 7(b) and 7(c) of Annex II to the Second Lien Commitment Letter.

Section 8.12 Tail Policies. Prior to the Effective Time, each of the Companies shall obtain prepaid “tail” policies reasonably acceptable to Acquiror extending coverage for an aggregate period of six (6) years providing directors’ and officers’ liability insurance with respect to claims arising from facts or events that occurred on or before the Effective Time covering (as direct beneficiaries) those Persons who are currently covered by the applicable Company Group’s directors’ and officers’ liability insurance policies, in each case of the type and with the amount of coverage no less favorable than those of the directors’ and officers’ liability insurance maintained as of the date of this Agreement by, or for the benefit of, the applicable Company Group (the “D&O Tail Policies”); provided, however, that the amount paid for each of the D&O Tail Policies pursuant to this Section 8.12 shall not exceed the annual equivalent of two hundred and fifty percent (250%) of the annual premiums paid by such Company in its last full fiscal year without the prior written consent of Acquiror (not to be unreasonably withheld, conditioned or delayed). This Section 8.12 is intended to be for the benefit of, and will be enforceable by, those Persons who are currently covered by the applicable Company Group’s directors’ and officers’ liability insurance policies and their respective heirs, legatees, Representatives, successors and assigns.

Section 8.13 Termination of the SIM Shareholders’ Agreement. Subject to and conditioned upon the occurrence of the Closing, each SIM Seller, by becoming party to this Agreement, hereby consents to and agrees that the SIM Shareholders’ Agreement shall automatically, without any further action of any Person, terminate and be of no further force and effect at the Closing.

Section 8.14 Exercise of Options by Dragging SIM Holders. Each of the Dragging SIM Holders agrees to exercise all of its SIM Options in accordance with Section 3.2(c) and Section 3.5.

Section 8.15 SIM Credit Agreement.

(a) From the date of this Agreement through the earlier of the Closing or the termination of this Agreement, SIM will: (i) promptly notify Acquiror, Panavision and the Panavision Holder Representative of (A) any notice of noncompliance or default received or given by or required to be given by SIM or any of its Affiliates under any SIM Loan Document, (B) any default under any SIM Loan Document of which SIM becomes aware, and (C) any discussions with the lenders and/or any agent or arranger under the SIM Credit Agreement with respect to the SIM Credit Agreement Amendment and any other waiver, amendment or forbearance, including with respect to any “Default” or anticipated “Default” or “Event of Default” (each as defined in the SIM Credit Agreement); (ii) keep Acquiror, Panavision and the Panavision Holder Representative informed on a current basis of all such discussions referred to in the foregoing clause (a)(i)(C); and (iii) provide Acquiror, Panavision and the Panavision Holder Representative with all draft documents and other information reasonably requested by Acquiror or the Panavision Holder Representative with respect to all matters described in this Section 8.15(a).

(b) From the date of this Agreement through the earlier of the Closing or the termination of this Agreement, SIM shall not agree to any amendment or waiver of the terms of any SIM Loan Document and SIM shall not enter into any Contract or arrangement (including any forbearance with respect to the exercise of any rights or remedies under any SIM Loan Document) with respect to any SIM Loan Document, in each case, without the prior written consent of Acquiror and the Panavision Holder Representative.

(c) Subject to Section 8.15(b), SIM shall use reasonable best efforts to obtain, no later than September 30, 2018, an effective amendment to the SIM Credit Agreement executed by SIM and all lenders under the SIM Credit Agreement addressing the matters set forth in Section 8.15(c) of the SIM Disclosure Letter on terms no less favorable to SIM and its Subsidiaries than the terms described in Section 8.15(c) of the SIM Disclosure Letter and

otherwise acceptable to Acquiror and the Panavision Holder Representative (such amendment, the “SIM Credit Agreement Amendment”). SIM shall deliver a true and complete executed copy of the SIM Credit Agreement Amendment, and all documents, agreements and instruments executed in connection therewith, to Acquiror and the Panavision Holder Representative promptly following execution of the same. SIM shall, and shall cause its Subsidiaries to, comply with all requirements and other provisions applicable to SIM or such Subsidiary, as applicable, contained in the SIM Credit Agreement Amendment.

Section 8.16 Capital Expenditure Commitments. From the date of this Agreement through the earlier of the Closing or the termination of this Agreement, unless otherwise agreed by Acquiror (and, in respect of clause (b), the Panavision Holder Representative) in writing, each of the Companies shall make, and/or cause the other members of the Panavision Group or SIM Group, as applicable, to make, minimum capital expenditures for the calendar year ending December 31, 2018 (a) in the case of the Panavision Group, in an amount, together with any other capital expenditures made by the Panavision Group during the calendar year ending December 31, 2018 prior to the date hereof, equal to $51,600,000 (the “Panavision Minimum Capex Target”) and (b) in the case of the SIM Group, in an amount, together with any other capital expenditures made by the SIM Group during the calendar year ending December 31, 2018 prior to the date hereof, equal to CAD 18,500,000 (the “SIM Minimum Capex Target”). If the Closing occurs prior to December 31, 2018, the Panavision Minimum Capex Target and SIM Minimum Capex Target shall be pro-rated based on the actual number of days from January 1, 2018 to the Closing.

ARTICLE IX

COVENANTS OF ACQUIROR

Section 9.1 HSR Act, Foreign Antitrust Approvals and Investment Canada Act Approval.

(a) In connection with the Transactions, Acquiror shall (and, to the extent required, shall cause its Affiliates (including Sponsor) to) (i) comply promptly (but in no event later than fifteen (15) Business Days after the date of this Agreement) with the notification, reporting and application requirements of the HSR Act and the Investment Canada Act and use its reasonable best efforts to obtain early termination of the waiting period(s) under the HSR Act and Investment Canada Act Approval and (ii) as soon as practicable, make such other filings with any similar foreign Governmental Authorities as may be required for any Foreign Antitrust Approvals and use its reasonable best efforts to ensure that any such required Foreign Antitrust Approvals are obtained or deemed to be obtained. Acquiror shall substantially comply with any Antitrust Information or Document Requests. Notwithstanding anything to the contrary in this Agreement, neither “reasonable best efforts” nor any requests in Section 9.1(b) shall be deemed or construed to require any of Acquiror, its Affiliates or any of its direct or indirect equityholders, (including Sponsor, Panavision Acquisition Sub and SIM Acquisition Sub), and none of the foregoing Persons shall be required, in order to obtain early termination of the waiting periods, or to obtain Foreign Antitrust Approvals, or to otherwise satisfy any Antitrust Authority or to obtain Investment Canada Act Approval (i) to offer, agree or consent to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate or otherwise agree to any limitation with respect to (before, at or after the Closing) any assets, properties, licenses, operations, rights, product lines, businesses or interest therein, or otherwise restrict or limit in any respect the business or operations of any of Acquiror, its Affiliates, its direct or indirect equityholders (including Sponsor, Panavision Acquisition Sub and SIM Acquisition Sub), the Companies or any of their respective Affiliates or (ii) to commence or defend any Action challenging or seeking to restrain or prohibit the consummation of the Transactions.

(b) Subject to the last sentence of Section 9.1(a), Acquiror shall promptly furnish to the Companies and the Holder Representatives copies of any notices or written communications received by Acquiror or any of its Affiliates from any third party or any Governmental Authority with respect to the Transactions, and Acquiror shall permit the Companies’ respective counsel an opportunity to review in advance, and Acquiror shall consider in good faith the views of such counsel in connection with, any proposed written communications by Acquiror or its Affiliates to any Governmental Authority concerning the Transactions. Acquiror agrees to provide the Companies, the Holder Representatives and the Companies’ respective counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Acquiror or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions.

Section 9.2 D&O Indemnification.

(a) All rights to indemnification, exculpation and advancement of expenses existing in favor of the current or former directors, officers, employees and agents of Acquiror, Panavision, SIM or any of their respective Subsidiaries (the “D&O Indemnified Persons”), as provided in the certificate of incorporation, articles of organization, bylaws or similar constituent documents of Acquiror, Panavision, SIM or any of their respective Subsidiaries, as applicable, in effect on the date of this Agreement, or in any indemnification agreement or arrangement as in effect as of the date of this Agreement with respect to matters occurring prior to or at the Closing, shall survive the consummation of the Transactions and shall continue in full force and effect and Acquiror, Panavision, SIM or any of their respective Subsidiaries, as applicable, will perform and discharge its respective obligations to provide such indemnity, exculpation and advancement of expenses from and after the Closing for a period of six (6) years or until the settlement or final adjudication of any Action commenced during such period.

(b) Without limiting the foregoing, for a period of six (6) years from and after the Closing Date, Acquiror shall cause the certificate of incorporation, bylaws or other governing documents of Acquiror, the Surviving Corporation, SIM and their respective successors, if any, to contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of present and former directors and officers of Acquiror, Panavision, SIM or any of their respective Subsidiaries for periods at or prior to the Closing Date than are set forth in the certificate of incorporation, bylaws or other governing documents of Acquiror, Panavision or SIM as of the date of this Agreement, except as may be required by applicable Law.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 9.2 (i) is intended to be for the benefit of, and will be enforceable by, each D&O Indemnified Person, and each D&O Indemnified Person’s heirs, legatees, Representatives, successors and assigns, and (ii) shall survive the consummation of the Transactions indefinitely and shall be binding, jointly and severally, on all successors and assigns of Acquiror, the Surviving Corporation and SIM. In the event that Acquiror, the Surviving Corporation, SIM or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Acquiror, the Surviving Corporation or SIM, as the case may be, shall succeed to the obligations set forth in this Section 9.2.

Section 9.3 Employee Matters.

(a) From and after the Closing Date and for a period of one (1) year following the Closing Date, Acquiror shall, or shall cause its Subsidiaries, including the Companies, to provide to each employee of each Company Group immediately prior to the Closing Date who continues in employment with Acquiror or its Subsidiaries, including such Company Group (each, a “Continuing Employee”), with (i) annual base salary or hourly wage rate, as applicable, and cash target bonus opportunity that are substantially comparable in the aggregate in all material respects to the annual base salary or hourly wage rate, as applicable, and cash target bonus opportunity (excluding equity-based incentive arrangements) that were provided to such Continuing Employee immediately prior to the Closing Date, (ii) severance benefits and protections that are substantially comparable in the aggregate in all material respects to the severance benefits and protections that were provided to such Continuing Employee under the applicable Company Benefit Plan in effect immediately prior to the Closing Date and set forth in Section 9.3(a) of the Panavision Disclosure Letter or of the SIM Disclosure Letter, as applicable, and (iii) employee benefits (including health, welfare and defined contribution retirement benefits, but excluding any equity or equity-related compensation, defined benefit pension plan, retiree health benefit plan, retention, change of control, transaction or similar bonuses) that are substantially comparable in the aggregate in all material respects to those provided to the Continuing Employees under the applicable Company Benefit Plan in effect immediately prior to the Closing Date. Notwithstanding any provision in this Agreement to the contrary, the compensation, benefits, and other employment terms and conditions of Continuing Employees represented by a labor union, works council or other labor organization shall be exclusively governed by applicable Law and the terms of any Contract with any such labor union, works council or other labor organization.

(b) With respect to benefit plans maintained by Acquiror or its Subsidiaries, including the Companies, that provide employee benefits to Continuing Employees after the Closing (the “Post-Closing Benefit Plans”), for purposes of eligibility to participate, determination of severance amounts, future vacation accruals and vesting (other than vesting of future equity awards) (but, for the avoidance of doubt, not for benefit accrual purposes under any defined benefit pension plan), each Continuing Employee’s service with the applicable Company Group (and its respective predecessors) shall be treated as service with Acquiror or any of its Subsidiaries, including the Surviving Corporation to the same extent as such service was taken into account under a corresponding Company Benefit Plan immediately prior to the Closing; provided, however, that such service shall not be recognized to the extent that such recognition would result in any duplication of benefits.

(c) Acquiror shall, or shall cause its Subsidiaries, including the Companies, to use commercially reasonable efforts to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Post-Closing Benefit Plans (except to the extent that such waiting periods applied to the Continuing Employee under comparable Company Benefit Plans), (ii) with respect to each Post-Closing Benefit Plan providing medical, dental, hospital, pharmaceutical or vision benefits, all pre-existing condition exclusions and actively-at-work requirements of such Post-Closing Benefit Plan to be waived for such Continuing Employee and his or her covered dependents (except to the extent that such exclusions or requirements applied to the Continuing Employee under comparable Company Benefit Plans) and (iii) any co-payments, deductibles and other eligible expenses incurred by such Continuing Employee or his or her covered dependents during the plan year ending on the Closing Date to be credited for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year of each comparable Post-Closing Benefit Plan (to the extent such credit would have been given under comparable Company Benefit Plans prior to the Closing).

(d) Nothing in this Section 9.3, express or implied, is intended to or shall confer upon any current or former employee or other individual service provider of any member of either Company Group (including any beneficiary or dependent thereof) any right, benefit or remedy of any nature whatsoever, including any third-party beneficiary right, under or by reason of this Agreement, and no provision of this Section 9.3 shall constitute an amendment of, or an undertaking to establish or amend, any Company Benefit Plan, Post-Closing Benefit Plan or other benefit plan of Acquiror or any of its Affiliates. No provision of this Agreement shall be construed as a guarantee of continued employment or service of any employee or other individual service provider of any member of either Company Group and this Agreement shall not be construed so as to prohibit any member of either Company Group from having the right to terminate the employment or service of any such individual following the Closing.

(e) Nothing in this Section 9.3 derogates from any rights of Canadian employees under applicable Canadian Law (including contracts and common law).

Section 9.4 Financing.

(a) Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing and the PIPE Investment on the terms and conditions described in the applicable Debt Commitment Letters and the PIPE Documents, as applicable, including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letters and the PIPE Documents, (ii) satisfy (or obtain the waiver of, if deemed advisable by Acquiror) on a timely basis all conditions to the extent the satisfaction of such conditions requires the cooperation of or is within the control of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub (or their Affiliates) in the Debt Commitment Letters and any definitive documentation relating to the Debt Financing and the PIPE Documents, as applicable, as of or prior to the Closing, (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the applicable Debt Commitment Letters (including any related flex provisions) and the PIPE Documents or on other terms that would not be prohibited by Section 9.4(d), (iv) to the extent the conditions to closing set forth in the Debt Commitment Letters or the applicable PIPE Documents are satisfied or waived, consummate the Debt Financing and the PIPE Investment, as applicable, at the Closing, (v) comply with their obligations under the Debt Commitment Letters and the PIPE Documents and (vi) enforce their rights under the Debt Commitment Letters and the PIPE Documents; provided, that, notwithstanding anything to the contrary in this Section 9.4 or otherwise in this Agreement, all Acquiror Common Shares issued at the Closing pursuant to the PIPE Documents or the Alternative Financing contemplated by Section 9.4(c) shall be issued at a price per share equal to or greater than $10.00 per share.

(b) Acquiror shall give each of the Companies and the Holder Representatives prompt (and in any event, within two (2) Business Days) written notice (i) of any breach or default by any party to any Debt Commitment Letters or any definitive agreement with respect to the Debt Financing (the “Debt Documents”) or the PIPE Documents, in each case, of which Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub becomes aware, (ii) if and when Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub becomes aware that any portion of the Debt Financing contemplated by the Debt Commitment Letters or the PIPE Investment contemplated by the PIPE Documents may not be available to consummate the Transactions, (iii) of the receipt of any written notice or other written communication from any Person with respect to any (A) actual or potential breach, default, termination or repudiation by any party to any Debt Commitment Letter, other Debt Document or PIPE Document or (B) material dispute or disagreement between or among any parties to any Debt Commitment Letter, other Debt Document or PIPE Document (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing, the PIPE Investment, the Debt Documents or the PIPE Documents, as applicable), and (iv) if for any reason any portion of the Debt Financing or the PIPE Investment required for Acquiror to make all payments required by it under this Agreement on the Closing Date becomes unavailable on the terms and conditions contemplated in any Debt Commitment Letters (including flex terms) (or on other terms that would not be prohibited by Section 9.4(d)) or the PIPE Documents, as applicable. As soon as reasonably practicable, but in any event, within two (2) Business Days following delivery by Panavision to Acquiror of written request therefor, Acquiror shall provide any information reasonably requested by Panavision relating to any circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence; provided, that in no event will Acquiror be under any obligation to disclose any information that is (x) subject to the terms of a confidentiality agreement with a third Person (excluding, for the avoidance of doubt, any such terms in a confidentiality agreement with Sponsor or any of its Affiliates) or (y) subject to any attorney-client privilege to the extent that Acquiror determines that the disclosure of such information would reasonably be likely to result in a loss of such privilege; provided, further, that if any information is withheld pursuant to the immediately preceding proviso, Acquiror will (x) inform each of the Companies and the Holder Representatives as to the general nature of what is being withheld and (y) use its reasonable best efforts (1) to accommodate any request from any of the Companies or the Holder Representatives for information pursuant to this Section 9.4(b) in a manner that does not result in such a violation or waiver or (2) to obtain the required consent of such third Person to permit such access or disclosure. Without limiting the foregoing, Acquiror,

Panavision Acquisition Sub and SIM Acquisition Sub shall keep the Companies and the Holder Representatives informed in reasonable detail on a reasonably current basis of the status of their efforts to arrange and consummate the Debt Financing and the PIPE Investment (including any Alternative Financing), and shall provide to such Company copies of (x) the drafts of the material definitive documents related to the Debt Financing or the PIPE Investment prior to distribution of such drafts to the applicable Debt Financing Sources or the PIPE Investors (or, in each case, their counsel) (it being agreed that Panavision and its Representatives shall have the right to review and provide comments to Acquiror on any such draft material definitive documents related to the Debt Financing or the PIPE Investment and Acquiror shall consider, in good faith, any such comments proposed by Panavision or any of its Representatives and any such comments promptly and reasonably proposed shall be included in drafts thereafter provided by Acquiror or its counsel) and (y) executed copies of the definitive documents related to the Debt Financing and the PIPE Investment.

(c) If all or any portion of the Debt Financing or the PIPE Investment required by Acquiror to make all payments required by it under this Agreement on the Closing Date becomes unavailable on the terms and conditions described in the applicable Debt Commitment Letters (including flex terms) (or on other terms that would not be prohibited by Section 9.4(d)) or the PIPE Documents, as applicable, Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub shall use reasonable best efforts to arrange and obtain alternative financing, including from alternative sources, in an amount sufficient (when added to the portion of the Debt Financing and the PIPE Investment that is available and other available funds) to consummate the Transactions on the Closing Date (“Alternative Financing”) as promptly as practicable following the occurrence of such event but no later than the Closing Date (i) on terms not materially less favorable (including with respect to conditionality, to the availability and funding of any Debt Financing) from the standpoint of Acquiror, Panavision Acquisition Sub, SIM Acquisition Sub and the Affiliates of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub party thereto and the Company Groups than those in the applicable Debt Commitment Letters or the PIPE Documents, as applicable (and, in the case of the Debt Commitment Letters, taking into account the flex provisions), and (ii) containing conditions and other terms that would reasonably be expected to affect the availability of the Alternative Financing that (A) are not more onerous, taken as a whole, than those conditions and terms contained in the Debt Commitment Letters or the PIPE Documents, as applicable, as of the date hereof, (B) would not reasonably be expected to delay, impede or prevent the Closing and (C) do not adversely affect the ability of Acquiror or the Panavision Holder Representative (in the case of the PIPE Documents) to enforce its rights against other parties to the Alternative Financing (including all definitive documentation) relative to the ability of Acquiror to enforce its rights against the other parties to the Debt Commitment Letters or the PIPE Documents, as applicable, as in effect on the date hereof or in the related definitive agreements. All references to the Debt Financing or the PIPE Investment shall be deemed to include such Alternative Financing and all references to the Debt Commitment Letters, the PIPE Investment, the Debt Documents or the PIPE Documents shall include the applicable documents for the Alternative Financing. Without limiting the generality of the foregoing, after the date hereof, neither Acquiror nor any of its Affiliates shall enter into any Contract or arrangement with any PIPE investor related to the PIPE Investment without the prior written consent of the Panavision Holder Representative and the SIM Holder Representative (provided that the SIM Holder Representative may not unreasonably withhold, condition or delay its approval).

(d) Notwithstanding anything in this Agreement to the contrary, each of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, any Debt Commitment Letters, the Debt Documents or the PIPE Documents, or replace or amend the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letters as of the date hereof, in each case only with the prior written consent of the Panavision Holder Representative. All references to the Debt Commitment Letters or the PIPE Documents shall be deemed to include any new commitment letters entered into and amendments, replacements, supplements, modifications, waivers or substitutions in accordance with this Section 9.4(d).

Section 9.5 Nasdaq Listing. Prior to the Effective Time, Acquiror shall prepare and submit to Nasdaq a listing application, if required under Nasdaq rules, covering the Acquiror Common Shares (including the Panavision Contingent Shares) issuable in the Transactions, and shall use its reasonable best efforts to obtain conditional approval for the listing of such Acquiror Common Shares, subject to official notice of issuance with respect to Acquiror’s post-combination listing, and each of the Companies and the Holder Representatives shall reasonably cooperate with Acquiror, at Acquiror’s sole cost and expense, with respect to such listing.

Section 9.6 Acquiror Conduct of Business. From the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with Article XII, Acquiror shall, and shall cause its Subsidiaries to, except as otherwise contemplated by this Agreement, as consented to by the Holder Representatives in writing (which consent shall not be unreasonably conditioned, withheld or delayed) or as required by applicable Law, operate its business in the ordinary course and substantially in accordance with past practice. Without limiting the generality of the foregoing, except (x) for actions taken in connection with the Acquiror Extension Approval that are expressly permitted or otherwise expressly contemplated by this Agreement or (y) as consented to by the Holder Representatives in writing (which consent shall not be unreasonably conditioned, withheld or delayed), from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with Article XII, Acquiror shall not, and Acquiror shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement or as required by applicable Law:

(a) change or amend the certificate of incorporation, bylaws or other governing documents of Acquiror or any of its Subsidiaries, other than in connection with the Domestication or the Acquiror Extension Approval in a form and substance reasonably satisfactory to the Panavision Holder Representative;

(b) (i) make, set aside, declare or pay any dividend or distribution to the shareholders of Acquiror or make any other distributions in respect of the share capital, capital stock or other equity interests of Acquiror or any of its Subsidiaries, except for dividends by any of the wholly owned Subsidiaries of Acquiror, (ii) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the share capital, capital stock or other equity interests of Acquiror or any of its Subsidiaries, other than in connection with the Domestication, or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, shares of capital stock, warrants or other equity interests of Acquiror or its Subsidiaries, other than a redemption of Acquiror Common Shares made as part of the Acquiror Share Redemptions;

(c) incur or assume any Indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Acquiror or any of its Subsidiaries or guarantee any debt securities of any other Person, other than any Indebtedness or guarantees incurred between Acquiror or any of its Subsidiaries, on the one hand, and any of Acquiror’s wholly owned Subsidiaries or Sponsor, on the other hand, solely for purposes of funding Acquiror Transaction Expenses and in an amount not to exceed $2,500,000;

(d) make any loans, advances or capital contributions to any other Person, except to Acquiror or any of its Subsidiaries;

(e) (i) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, other than (A) the issuance of Acquiror Common Shares pursuant to and in accordance with the PIPE Investment, (B) the issuance of the Aggregate Panavision Stock Consideration, the Aggregate SIM Stock Consideration and the Panavision Contingent Shares, in each case, on the terms and subject to the conditions herein, and (C) upon the conversion of Founder Shares that are not otherwise cancelled pursuant to the Contribution Agreement on the terms and subject to the conditions set forth in the Contribution Agreement and this Agreement, (ii) grant any additional options, warrants or stock appreciation rights with respect to Acquiror Securities not outstanding on the date of this Agreement or (iii) enter into any Contracts of any kind (A) that may obligate Acquiror to issue, purchase, redeem, sell, vote or otherwise acquire any Acquiror Securities, (B) relating to options, stock appreciation rights, warrants or rights (including any preemptive rights) with respect to Acquiror Securities or other securities convertible into or exchangeable or exercisable for Acquiror Securities or (C) the value of which is determined by reference to Acquiror Securities, other than, in each case, solely to the extent required to implement the Acquiror Extension Approval or to effect the Domestication;

(f) form a joint venture, partnership or strategic alliance with any third Person;

(g) enter into, renew, modify or revise any Acquiror Related Party Contract, other than the entry into any Acquiror Related Party Contract with respect to the incurrence of any Indebtedness or guarantee with respect thereto permitted by Section 9.6(c);

(h) form or cause to be formed any new Subsidiary;

(i) waive, release, assign, settle, compromise or otherwise resolve any material Actions, except where such waivers, releases, assignments, settlements or compromises (i) involve only the payment of monetary damages in an amount less than $150,000 per individual claim or $500,000 in the aggregate (as well as related non-substantive incidental provisions and other remedies or obligations that are not material in the context of the applicable resolution) that would be paid in full prior to the Closing or (ii) are covered by insurance and would not impose equitable relief upon, or require the admission of wrongdoing by, Acquiror or any of its Subsidiaries or any of their respective officers, directors or managers;

(j) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(k) (i) adopt, enter into, terminate or amend any “employee benefit plan” (as defined in Section 3(3) of ERISA) other than as required by applicable Law or pursuant to any benefit plan in effect as of the date of this Agreement or (ii) increase the compensation of any Person who is a director or officer of Acquiror; or

(l) enter into any Contract, or otherwise become obligated, to do any action prohibited under this Section 9.6.

Section 9.7 Post-Closing Directors and Officers. Acquiror shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time:

(a) The Persons identified in Schedule II shall be the initial directors and officers, respectively, of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The Persons identified in Schedule III shall be the initial directors and officers, respectively, of SIM, each to hold office in accordance with the governing documents of SIM.

(c) The Acquiror Board shall initially consist of nine (9) directors, which shall be divided into three (3) classes, designated Class I, II and III, with each such class consisting of one-third (1/3) of the total number of directors constituting the entire Acquiror Board. The Chief Executive Officer of Acquiror shall be an initial Class I director of the Acquiror Board (the “CEO Director”). The other initial directors of the Acquiror Board (including the classes for each such director and the initial chairman of the Acquiror Board) shall be determined pursuant to, and in accordance with, the Director Composition and Standstill Agreement.

(d) The Persons identified in Schedule IV shall be the initial officers, of Acquiror, each to hold office in accordance with the Acquiror Governing Documents.

(e) The nominating committee of the Acquiror Board shall be comprised of three (3) directors, of which two (2) members shall be designated pursuant to, and in accordance with, the Director Composition and Standstill Agreement and the remaining directors serving on the nominating committee shall be independent directors not designated (or deemed designated) by the Panavision Holder Representative or Sponsor pursuant to the Director Composition and Standstill Agreement.

(f) The compensation committee of the Acquiror Board shall be comprised of three (3) directors, of which two (2) members shall be designated pursuant to, and in accordance with, the Director Composition and Standstill Agreement and the remaining directors serving on the nominating committee shall consist of the CEO Director and independent directors not designated (or deemed designated) by the Panavision Holder Representative or Sponsor pursuant to the Director Composition and Standstill Agreement.

(g) Immediately after the Effective Time, Acquiror shall cause the articles of incorporation and bylaws of SIM to be amended and restated in their entirety in forms reasonably satisfactory to Acquiror, the Panavision Holder Representative and the SIM Representative, and as so amended and restated shall be the articles of incorporation and bylaws, respectively, of SIM until thereafter amended as provided therein and under applicable Law.

Section 9.8 Maintenance of Books and Records. Acquiror shall preserve and keep the Books and Records relating to each of the Company Groups prior to the Closing in its possession or the possession of a member of the applicable Company Group for at least seven (7) years following the Closing Date or for such longer period as may be required by applicable Law, and Acquiror shall make the same available for inspection and copying by the applicable Holder Representative during normal business hours of Acquiror or the Surviving Corporation, upon reasonable request and upon reasonable prior written notice.

Section 9.9 No Solicitation by Acquiror. From the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with Article XII, except in connection with the Transactions, Acquiror shall not, and Acquiror shall cause its Subsidiaries and its and their respective Affiliates (including Sponsor) and Representatives not to, directly or indirectly, (a) solicit or initiate or knowingly induce or encourage, or knowingly take any other action to facilitate, any Acquisition Proposal or any existing, new or revised inquiry or proposal that would reasonably be expected to lead to an Acquisition Proposal, (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information in furtherance of, or otherwise cooperate in any way in furtherance of, any Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to an Acquisition Proposal, (c) approve, endorse, recommend, execute or enter into any Contract, letter of intent, memorandum of understanding, agreement in principle, joint venture agreement, partnership agreement or merger, acquisition or similar agreement constituting, contemplating or otherwise relating to any Acquisition Proposal or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal, or (d) prepare or take any steps in furtherance of a public offering of any securities of any entity other than in connection with the Transactions. For the avoidance of doubt, it is understood and agreed that the foregoing shall not prohibit Acquiror, its Subsidiaries and its and their respective Affiliates, Representatives, stockholders, equityholders, members and partners from taking any actions in the ordinary course that are not otherwise in violation of this Section 9.9 (such as answering phone calls) or informing any Person inquiring about a possible Acquisition Proposal of the existence of the obligations contained in this Section 9.9. From and after the date of this Agreement, Acquiror shall, and shall cause its Subsidiaries and its Affiliates (including Sponsor) and Representatives to, immediately cease and terminate all discussions and negotiations with any Person that may be ongoing with respect to an Acquisition Proposal, and as promptly as practicable thereafter notify such Person to the effect that Acquiror is ending all discussions and negotiations with such Person with respect to such Acquisition Proposal, effective immediately.

Section 9.10 Section 16 of the Exchange Act. Prior to the Closing, the board of directors of Acquiror, or an appropriate committee of nonemployee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Acquiror Common Shares, in each case, pursuant to this Agreement and the Ancillary Agreements by any officer, director or shareholder (by reason of “director by deputization”) of the Companies who is expected to become a “covered person” of Acquiror for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) shall be an exempt transaction for purposes of Section 16.

Section 9.11 Waiver of Anti-Dilution Protections. Acquiror shall cause Sponsor and any other Class F Holder to waive, and shall cause each of them not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to any Founder Shares (whether in connection with the Transactions or otherwise and whether past, present or future).

Section 9.12 Estimated Expenses. At least thirty (30) days prior to the Closing, Acquiror shall deliver to the Companies its good faith estimate of the Acquiror Transaction Expenses (including the components and payees thereof and the amounts owing with respect to each such component and payee thereof) that will be unpaid as of immediately prior to the Closing. At least three (3) Business Days prior to the Closing, Acquiror shall deliver to the Companies its good faith estimate of the Acquiror Transaction Expenses (including the components and payees thereof and the amounts owing with respect to each such component and payee thereof) that will be unpaid as of immediately prior to the Closing.

Section 9.13 Contribution Agreement. Acquiror shall not amend or modify, or otherwise waive any provision of, the Contribution Agreement without the prior written consent of the Panavision Holder Representative and the SIM Holder Representative.

Section 9.14 Arrangements with SIM. From the date of this Agreement through the earlier of the Closing or the termination of this Agreement, neither Acquiror nor any of its Affiliates shall (a) enter into any Contract or arrangement, whether written or oral, with SIM or any SIM Seller or (b) enter into any Contract or arrangement, whether written or oral, with, to the Knowledge of Acquiror, any of its existing or prospective equityholders relating to the Transactions, in each case, without the prior written consent of the Panavision Holder Representative, except as expressly contemplated by this Agreement or the Ancillary Agreements.

Section 9.15 Deductions for SIM Options. SIM, Acquiror and SIM Acquisition Sub agree that no deduction will be claimed by SIM or any Person not dealing at arm’s length with SIM in respect of any payment made to a SIM Optionholder in respect of the SIM Options pursuant to Section 3.2(c) or Section 3.5(a) who is a resident of Canada or who is employed in Canada (all within the meaning of the Income Tax Act), in computing the taxable income under the Income Tax Act of SIM or any Person not dealing at arm’s length with SIM, and SIM shall and the Acquiror and SIM Acquisition Sub shall cause SIM to: (a) where applicable, make an election pursuant to subsection 110(1.1) of the Income Tax Act in respect of the payments made in exchange for the surrender of SIM Options; and (b) provide evidence in writing of such election to holders of SIM Options, it being understood that holders of SIM Options will be entitled to claim any deductions available to such persons pursuant to the Income Tax Act in respect of the calculation of any benefit arising from the surrender of SIM Options.

ARTICLE X

JOINT COVENANTS

Section 10.1 Preparation of Proxy Statements and Registration Statement; Acquiror Shareholders’ Meeting; Acquiror Extension Shareholders’ Meeting.

(a) Proxy Statement; Registration Statement.

(i) Acquiror will advise the Companies and the Holder Representatives, promptly after any request by the SEC for the amendment or supplement of the Acquiror Extension Proxy Statement or for additional information. The Companies, the Holder Representatives and their respective counsel shall be given a reasonable opportunity to review and comment on any amendment or supplement to the Acquiror Extension Proxy Statement and any filing, notice or application in connection therewith (collectively, the “Acquiror Extension Proxy Materials”) each time before any such document is filed with the SEC, Acquiror shall give reasonable and good faith consideration to any comments made by the Companies, the Holder Representatives and their respective counsel and shall include in any such Acquiror Extension Proxy Materials all comments reasonably proposed by any Company, any Holder Representative or any of their respective counsel and Acquiror shall not file or mail any such Acquiror Extension Proxy materials prior to receiving the prior written approval of Panavision, SIM, the Panavision Holder Representative and the SIM Holder Representative (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that the Acquiror may file and mail the Acquiror Extension Proxy Materials that are substantially in the form filed by Acquiror with the SEC on August 30, 2018 without providing the Companies, the Holder Representatives and their respective counsel opportunity to comment or approve such filing and mailing. Acquiror shall (A) provide the Companies, the Holder Representatives and their respective counsel with (x) any written comments or information regarding material oral communications that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Acquiror Extension Proxy Statement or the Acquiror Extension Proxy Materials promptly after receipt of those comments or other communications and (y) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given and any such comments that are reasonably proposed shall be included in such response), including by participating with Acquiror or its counsel in any discussions or meetings with the SEC, and (B) not, and shall cause its Affiliates (including Sponsor) and its and their respective Representatives not to, have or participate in any substantive meetings or other substantive discussions with any Governmental Authority regarding the Acquiror Extension Proxy Statement or any Acquiror Extension Proxy Materials without first consulting with Panavision and the Panavision Holder Representative and providing Panavision and the Panavision Holder Representative the opportunity to participate.

(ii) As promptly as practicable after the date of this Agreement and the availability of the financial information to be delivered by the Companies pursuant to Section 8.7(b), Acquiror shall prepare and file with the SEC (A) a proxy statement in connection with the Transactions to be filed as part of the Registration Statement and sent to the Pre-Closing Acquiror Holders relating to the Acquiror Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Shareholder Meeting Proxy Statement” and, together with the Acquiror Extension Proxy

Statement, collectively, the “Proxy Statements”) and (B) the Registration Statement, in which the Shareholder Meeting Proxy Statement will be included as a prospectus. Acquiror, the Companies, the SIM Sellers and the Holder Representatives agree to use reasonable best efforts to cooperate, and to use reasonable best efforts to cause their respective Subsidiaries, as applicable, to reasonably cooperate, with each other and their respective Representatives in the preparation of the Shareholder Meeting Proxy Statement and the Registration Statement. Each of Acquiror, the Companies, the SIM Sellers and the Holder Representatives shall use its reasonable best efforts to cause the Shareholder Meeting Proxy Statement and the Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after the filing thereof and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities Law or “blue sky” permits and approvals required to carry out the Transactions, and each of the Companies, the SIM Sellers and the Holder Representatives shall promptly furnish all information concerning any member of the applicable Company Group and any of the Panavision Holders or the SIM Sellers, as applicable, as may be reasonably requested in connection with any such action. Each of Acquiror, the Companies, the SIM Sellers and the Holder Representatives agrees to promptly furnish to each other party all information concerning itself, its Subsidiaries, officers, directors, managers and stockholders, as applicable, and such other matters, in each case, as may be reasonably necessary or advisable or as may be reasonably requested, in connection with and for inclusion in the Shareholder Meeting Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Acquiror, the Companies, the SIM Sellers, the Holder Representatives or their respective Subsidiaries, as applicable, to the SEC or Nasdaq in connection with the Transactions (including any amendment or supplement to the Shareholder Meeting Proxy Statement or the Registration Statement) (collectively, the “Offer Documents”). Acquiror will advise the Companies and the Holder Representatives, promptly after Acquiror receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Shares for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Shareholder Meeting Proxy Statement, the Registration Statement or the other Offer Documents or for additional information. The Companies, the Holder Representatives and their respective counsel shall be given a reasonable opportunity to review and comment on the Shareholder Meeting Proxy Statement, Registration Statement and any Offer Document each time before any such document is filed with the SEC, Acquiror shall give reasonable and good faith consideration to any comments made by the Companies, the Holder Representatives and their respective counsel and shall include in such Registration Statement or other Offer Documents all comments reasonably proposed by any Company, any Holder Representative or any of their respective counsel and Acquiror shall not file or mail any such document prior to receiving the prior written approval of Panavision, SIM, the Panavision Holder Representative and the SIM Holder Representative (such consent not to be unreasonably withheld, conditioned or delayed). Acquiror shall (A) provide the Companies, the Holder Representatives and their respective counsel with (x) any written comments or information regarding material oral communications that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Shareholder Meeting Proxy Statement, the Registration Statement or the Offer Documents promptly after receipt of those comments or other communications and (y) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given and any such comments that are reasonably proposed shall be included in such response), including by participating with Acquiror or its counsel in any discussions or meetings with the SEC, and (B) not, and shall cause its Affiliates (including Sponsor) and its and their respective Representatives not to, have or participate in any substantive meetings or other substantive discussions with any Governmental Authority regarding the Shareholder Meeting Proxy Statement, the Registration Statement or any other Offer Documents without first consulting with Panavision and the Panavision Holder Representative and providing Panavision and the Panavision Holder Representative the opportunity to participate.

(iii) Each of Acquiror, the Companies, the SIM Sellers and the Holder Representatives shall use commercially reasonable efforts to ensure that none of the information related to him, her or it or any of his, her or its Affiliates, supplied by or on his, her or its behalf for inclusion or incorporation by reference in (A) either Proxy Statement will, as of the date it is first mailed to the Pre-Closing Acquiror Holders, at the time of the Acquiror Extension Shareholders’ Meeting or the Acquiror Shareholders’ Meeting, as applicable, or (B) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended, at the time it becomes effective under the Securities Act and at the Effective Time, in either case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv) If, at any time prior to the Effective Time, in the case of the Shareholder Meeting Proxy Statement or the Registration Statement or, at any time prior to the Acquiror Extension Shareholders’ Meeting, in the case of the Acquiror Extension Proxy Statement, any information relating to Acquiror, the Companies, the SIM Sellers, the Holder Representatives, any of their respective Subsidiaries, Affiliates, directors or officers, as applicable, or the Pre-Closing Company Holders is discovered by any of Acquiror, the Companies or the Holder Representatives and is required to be set forth in an amendment or supplement to either Proxy Statement or the Registration Statement, so that such Proxy Statement or the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall, subject to the other provisions of this Section 10.1(a), be promptly filed by Acquiror with the SEC and, to the extent required by Law, disseminated to the Pre-Closing Acquiror Holders.

(b) Acquiror Shareholder Approval. Acquiror shall, as promptly as practicable after the earlier of (i) the date the Registration Statement is declared effective under the Securities Act, and, solely with respect to the following clause (A), in any event within thirty (30) Business Days following such date of effectiveness, and (ii) the satisfaction of the condition set forth in Section 11.1(d), and shall use its reasonable best efforts to, duly (A) give notice of and (B) subject to any postponement or adjournment permitted by the last sentence of this Section 10.1(b), convene and hold an extraordinary general meeting (the “Acquiror Shareholders’ Meeting”) in accordance with the Acquiror Governing Documents and applicable Law, solely for the purpose of obtaining the Acquiror Shareholder Approval and, if applicable, any approvals related thereto, and providing its shareholders with the opportunity to effect an Acquiror Share Redemption in connection therewith. Acquiror shall, through the Acquiror Board, recommend to its shareholders (including in the Shareholder Meeting Proxy Statement) and solicit (A) approval of the de-registration of Acquiror in the Cayman Islands pursuant to Article 47 of the Acquiror Governing Documents and the registration by way of continuation as a corporation in the State of Delaware, (B) approval of the change of Acquiror’s name to “Panavision Holdings Inc.” upon the Effective Time, (C) amendment and restatement of the Acquiror Governing Documents (as may be subsequently amended pursuant to Section 2.6(a) or otherwise by mutual written agreement of Panavision, the SIM Holder Representative and Acquiror) in connection with the Domestication, including any separate or unbundled proposals as are required to implement the foregoing, (D) adoption and approval of this Agreement in accordance with applicable Law and Nasdaq rules and regulations, (E) approval of the issuance of Acquiror Common Shares and the Panavision Contingent Shares in connection with the Transactions, (F) approval of the issuance of more than twenty percent (20%) of Acquiror’s outstanding common stock pursuant to the rules of Nasdaq, (G) approval of the presence of a Substantial Shareholder (as defined in Nasdaq Rule 5635(e)(3)) having a greater than five percent (5%) interest in the consideration to be paid in the Transactions, (H) approval of the PIPE Investment, (I) approval of an incentive equity plan mutually agreed to by the Panavision Holder Representative and Acquiror, (J) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Shareholder Meeting Proxy Statement, the Registration Statement or correspondence related thereto, (K) adoption and approval of any other proposals as reasonably agreed by Acquiror, the Companies and the Holder Representatives to be necessary or appropriate in connection with the Transactions and (L) the adjournment of the Acquiror Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (L), together, the “Transaction Proposals”). Acquiror may only postpone or adjourn the Acquiror Shareholders’ Meeting (x) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approval, (y) for the absence of a quorum or (z) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has in good faith determined after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of Acquiror prior to the Acquiror Shareholders’ Meeting; provided, however, that Acquiror may not postpone the Acquiror Shareholders’ Meeting more than a total of two (2) times pursuant to clause (x) or (y) of this sentence, and no such postponements or adjournments pursuant to clause (x) or (y) of this sentence shall be for a period exceeding ten (10) Business Days.

(c) Acquiror Extension Approval. Acquiror shall, by no later than September 20, 2018, use its reasonable best efforts to duly (i) give notice of and (ii) convene and hold an extraordinary general meeting (the “Acquiror Extension Shareholders’ Meeting”) in accordance with the Acquiror Governing Documents and applicable Law, solely for the purpose of obtaining the Acquiror Extension Approval and providing its shareholders with the opportunity to effect an Acquiror Share Redemption in connection therewith. Acquiror shall, through the Acquiror Board, recommend to its shareholders (including in the proxy statement to be sent to Pre-Closing Acquiror Holders relating to the Acquiror Extension Shareholders’ Meeting) and solicit the Acquiror Extension Approval.

Section 10.2 Support of Transactions. Subject to the last sentence of this Section 10.2, each of Acquiror, the Companies and the Holder Representatives shall, and shall cause its Subsidiaries to, (a) use reasonable best efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions that are not specifically addressed in Section 8.4, Section 9.1 or Section 10.1, (b) use reasonable best efforts to obtain all material consents and approvals of third parties (other than any Governmental Authorities, which are the subject of Section 8.4, Section 9.1 and Section 10.1) that any of Acquiror, the Companies, the SIM Sellers, the Holder Representatives or their respective Affiliates are required to obtain in order to consummate the Transactions and (c) take such other actions as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article XI or otherwise to comply with this Agreement and to consummate the Transactions (including (i) in the case of Panavision, with respect to the Purchase and (ii) in the case of SIM, with respect to the Merger) as soon as practicable. Notwithstanding the foregoing and except as otherwise provided in this Agreement, (A) in no event shall Acquiror or any member of a Company Group be obligated to bear any material expense or pay any material fee or grant any material concession (including any material amendment or material modification to the terms thereof) in connection with obtaining any consents, authorizations or approvals required in order to consummate the Transactions pursuant to the terms of any Contract (other than this Agreement and the Ancillary Agreements) to which any member of a Company Group is a party or bound, and (B) in the event of any conflict with any other covenant or agreement contained in Article VIII, Article IX or Article X that expressly addresses the subject matter of this Section 10.2, such other covenant contained in Article VIII, Article IX or Article X shall govern and control.

Section 10.3 Tax Matters.

(a) With respect to a Straddle Period, the Taxes that shall be treated as attributable to a Pre-Closing Tax Period shall be determined as follows: (i) to the extent any Tax is calculated on an annual basis, whether or not the lien date, or valuation date, begins within the taxable year, such as property tax, such Tax shall be prorated based on the number of days in such taxable period up to and including the end of the day before the Closing Date; and (ii) to the extent any Tax is measured by income or receipts or other factors not described in the immediately preceding clause (i) such Tax shall be allocated based on a closing of the books on the Closing Date (or in the case of Taxes other than income Taxes, based on a closing of the books as of the end of the day immediately preceding the Closing Date) with respect to the Panavision Group and the SIM Group, as applicable. Any Taxes arising as a result of an inclusion under Section 951(a) of the Code (or any analogous provisions of state or local Tax Law) or under Section 951A(a) of the Code (or any analogous provisions of state or local Tax Law) with respect to any member of the Panavision Group or the SIM Group for which a Section 338(g) Election is not made shall be treated as attributable to a Pre-Closing Tax Period to the extent any such Taxes would otherwise be attributable to such Pre-Closing Tax Period if the taxable year of such member ended on the Closing Date and such member was no longer a “controlled foreign corporation” (as defined in Section 957 of the Code) immediately after the Closing Date. To the extent permitted under applicable Law, the parties shall use commercially reasonable efforts to terminate the taxable year of the Companies on the Closing Date.

(b) Without limiting the obligations otherwise set forth in this Agreement, Acquiror and the Holder Representatives shall furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the applicable Company Group and their respective assets or businesses (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election related to Taxes and the preparation for, or the prosecution or defense of, any Tax claim. Acquiror and the Holder Representatives shall reasonably cooperate with each other in the conduct of any Action related to Taxes and all other Tax matters relating to the applicable Company Group or their respective assets or businesses. Such cooperation shall include the retention of and (upon the other party’s request) the provision of records and information reasonably relevant to any such Action and making employees available on a mutually convenient basis to provide information and explanation of any material provided hereunder. Notwithstanding anything to the contrary in this Section 10.3(b), in the event of any dispute among the parties to this Agreement related to the filing of any Tax Return, the making of any election related to Taxes or the preparation for, or the prosecution or defense of, any Tax claim, the appropriate discovery rules and proceedings under applicable Law shall apply exclusively.

(c) From the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with Article XII, except as may be required by Law, each party to this Agreement shall (and shall cause its Representatives to) use commercially reasonable efforts to cooperate in planning the restructuring and integration of Acquiror and its Subsidiaries, the Panavision Group, the SIM Group and their respective businesses. Notwithstanding anything to the contrary set forth in this Section 10.3(c), the parties to this Agreement may designate any competitively sensitive materials provided to the other under this Section 10.3(c) as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the party providing such materials or its counsel.

(d) Acquiror may, at its election, make elections under Section 338(g) of the Code (and any corresponding elections under state, local or foreign Law) (each, a “Section 338(g) Election”) with respect to the stock of any member of the SIM Group. The SIM Sellers shall provide, and shall cause any member of the SIM Group to provide, to Acquiror all data and information that any of the SIM Sellers or any member of the SIM Group has in its possession (or that can reasonably be obtained from a third party) and that is reasonably requested by Acquiror to enable Acquiror, in its sole discretion, to determine whether or not to make a Section 338(g) Election; provided, that Acquiror shall bear all reasonable third-party costs and expenses incurred in connection with so providing or obtaining such data or information.

(e) All transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement, if any, shall be borne by Acquiror, and Acquiror shall timely file all necessary Tax Returns and other documentation with respect to any such Transfer Taxes.

Section 10.4 Escrow Matters. Each of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub shall use its reasonable best efforts to negotiate in good faith and prior to or concurrently with the Closing enter into an escrow agreement with each of (a) Panavision, the Panavision Holder Representative (on behalf of the Panavision Holders and the Panavision Catch-up Plan Participants) and the Escrow Agent, in a form mutually agreed upon by the parties thereto (the “Panavision Escrow Agreement”) and (b) SIM, the SIM Holder Representative (on behalf of the SIM Sellers) and the Escrow Agent, in a form mutually agreed upon by the parties thereto (the “SIM Escrow Agreement” and, together with the Panavision Escrow Agreement, the “Escrow Agreements”), in each case, for the establishment of an escrow account and the provision of escrow services in accordance with the terms and subject to the conditions of this Agreement.

Section 10.5 R&W Policies. Each of the Companies shall cooperate and use commercially reasonable efforts to enable Acquiror to bind a buyer-side representation and warranty insurance policy from the insurers identified in the forms of insurance binder attached hereto as Exhibit J-1 with respect to the Merger (the “Panavision R&W Policy”) and Exhibit J-2 with respect to the Purchase (the “SIM R&W Policy” and, together with the Panavision R&W Policy, the “R&W Policies”) each of which has, as of the date hereof, been “conditionally” bound by Acquiror; provided, however, that (i) the R&W Policies shall provide that the insurer shall have no, and shall waive and not pursue any and all, subrogation rights against the Panavision Holders or the Panavision Catch-up Plan Participants (in the case of the Panavision R&W Policy) or the SIM Sellers (in the case of the SIM R&W Policy), in each case, except for Actual Fraud; (ii) the Panavision Holders, the Panavision Catch-up Plan Participants and the SIM Sellers are third party beneficiaries of such waiver; (iii) Acquiror shall not amend the SIM R&W Policy in a manner adverse to the Panavision Holders without the Panavision Holder Representative’s prior written consent; and (iv) Acquiror shall not amend the Panavision R&W Policy in a manner adverse to the SIM Sellers without the SIM Holder Representative’s prior written consent. Acquiror shall keep the Panavision Holder Representative and the SIM Holder Representative reasonably informed with respect to all material activity concerning the status of the applicable R&W Policy. All premiums and related costs due (a) under the Panavision R&W Policy shall be borne 70% by Acquiror and the remaining 30% shall be treated as Panavision Transaction Expenses (provided, that if the Panavision Holders and the Panavision Catch-up Plan Participants would, in the aggregate, bear greater than 50% of the costs due under the Panavision R&W Policy by having such costs treated as Panavision Transaction Expenses, taking into account the Panavision Holders’ and the Panavision Catch-up Plan Participants’ collective equity ownership of Acquiror immediately following the Closing, then such costs shall be reallocated such that the Panavision Holders and the Panavision Catch-up Plan Participants directly and indirectly bear no more than 50% of such costs and Acquiror shall bear the cost of the reallocated amount) and (b) under the SIM R&W Policy shall be borne 70% by Acquiror and the remaining 30% shall be treated as SIM Transaction Expenses, in each case, and paid to the applicable insurer at or prior to the Closing or as otherwise provided under the applicable R&W Policy; provided, that, for the avoidance of doubt, any premium to “conditionally” bind the R&W Policies at the signing shall be paid by Acquiror on or promptly after the date hereof (and in any event within the time period required by the insurers).

Section 10.6 Affiliate Transactions.

(a) At or prior to the Closing, each of the Companies shall cause all Panavision Related Party Contracts and SIM Related Party Contracts, as applicable, other than those Contracts set forth in Section 10.6(a) of the Panavision Disclosure Letter or of the SIM Disclosure Letter, as applicable, or entered into in compliance with Section 8.1 or Section 8.2, as applicable, prior to the Closing, to be terminated without cost to Acquiror and without any further or ongoing liability or obligation.

(b) At or prior to the Closing, Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub shall cause all Acquiror Related Party Contracts (including the Sponsor Convertible Note), other than those Contracts set forth in Section 10.6(b) of the Acquiror Disclosure Letter, or entered into in compliance with Section 9.6 prior to the Closing, to be terminated (and, in the case of the Sponsor Convertible Note, any amounts outstanding thereunder to be repaid in full) without any further or ongoing liability or obligation.

Section 10.7 Trust Account Waiver. Each of the Companies, the SIM Sellers and the Holder Representatives acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. Each of the Companies, the SIM Sellers and the Holder Representatives further acknowledges that, as described in Acquiror’s prospectus dated September 15, 2016 filed with the SEC on September 19, 2016, substantially all of Acquiror’s assets consist of the cash proceeds of Acquiror’s initial public offering (the “IPO”) and private placements of its securities and substantially all of those proceeds have been deposited in the Trust Account for the benefit of certain of its public shareholders. Each of the Companies, the SIM Sellers and the Holder Representatives acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay Taxes, the Trust Agreement provides that cash in the Trust Account may be disbursed only (a) to redeem Acquiror Common Shares included in the Acquiror Units sold in the IPO pursuant to the Acquiror Governing Documents, (b) upon completion of a Business Combination pursuant to the Acquiror Governing Documents or (c) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates the Trust Account, subject to the terms of the Trust Agreement and applicable Law. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, each of the Companies, the SIM Sellers and the Holder Representatives hereby irrevocably waives any and all right, title, interest, causes of action and claims of any kind in or to, and any and all right to seek payment of any amounts due to it out of, the Trust Account (each, a “Claim”), and each of the Companies, the SIM Sellers and the Holder Representatives hereby irrevocably waives any Claim it may have in the future as a result of, or arising out of, this Agreement or the Ancillary Agreements, which Claim would reduce, encumber or otherwise adversely affect the Trust Account or any monies or other assets in the

Trust Account, and each of the Companies, the SIM Sellers and the Holder Representatives further agrees not to seek recourse, reimbursement, payment or satisfaction of any Claim against the Trust Account or any monies or other assets in the Trust Account for any reason whatsoever. Notwithstanding the foregoing, nothing herein shall limit or restrict the ability to seek specific performance pursuant to Section 14.15.

Section 10.8 Release.

(a) Effective upon and following the Closing, Acquiror, on its own behalf and on behalf of each member of the Company Groups and its and each of their respective Affiliates (including Sponsor) and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges each of the Pre-Closing Company Holders, their respective Affiliates, Representatives, stockholders, equityholders, members and partners, and the heirs, successors and assigns of each of them (collectively, the “Holder Released Parties”), from all disputes, losses, controversies, demands, rights, liabilities and Actions of every kind and nature, whether known or unknown, arising from any matter concerning any member of either Company Group occurring prior to the Closing (other than to the extent expressly contemplated by this Agreement or any Ancillary Agreement), including for controlling equityholder liability or breach of any fiduciary duty relating to pre-Closing actions or failures to act by the Holder Released Parties; provided, however, that nothing in this Section 10.8(a) shall release the Holder Released Parties from their obligations under this Agreement or the Ancillary Agreements. Notwithstanding anything to the contrary in this Agreement, nothing herein shall limit or restrict the ability of Acquiror to bring a claim in respect of Actual Fraud.

(b) Effective upon and following the Closing, each Pre-Closing Company Holder, on its own behalf and on behalf of each of its Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges each of Acquiror, the Company Groups, their respective Affiliates, Representatives, stockholders, equityholders, members and partners, and the heirs, successors and assigns of each of them (collectively, the “Acquiror Released Parties”), from all disputes, losses, controversies, demands, rights, liabilities and Actions of every kind and nature, whether known or unknown, arising from any matter concerning any member of either Company Group occurring prior to the Closing (other than to the extent expressly contemplated by this Agreement, including Section 9.2, or any Ancillary Agreement) (collectively, the “Acquiror Released Claims”); provided, however, that nothing in this Section 10.8(b) shall affect or otherwise constitute a release or discharge of (and the Acquiror Released Claims shall not include) (i) any rights under this Agreement or any of the Ancillary Agreements, (ii) any rights to indemnification, fee reimbursement or exculpation under (x) any governing documents of the Companies, (y) any Contract in effect as of the date of this Agreement that is either disclosed in the Panavision Disclosure Letter or the SIM Disclosure Letter (if such disclosure would have been required as of the date hereof in accordance with the terms of this Agreement) or that is not required to be disclosed in the Panavision Disclosure Letter or the SIM Disclosure Letter or (z) any Contract that is entered into after the date hereof in accordance with this Agreement or pursuant to the D&O Tail Policies, (iii) any rights under (x) any Company Benefit Plan or any employment or similar agreement in effect as of the date of this Agreement that is either disclosed in the Panavision Disclosure Letter or the SIM Disclosure Letter (if such disclosure would have been required as of the date hereof in accordance with the terms of this Agreement) or that is not required to be disclosed in the Panavision Disclosure

Letter or the SIM Disclosure Letter or (y) any Contract that is entered into after the date hereof in accordance with this Agreement, or (iv) any rights under applicable employment laws (including common law). Notwithstanding anything to the contrary in this Agreement, nothing herein shall limit or restrict the ability of any Pre-Closing Company Holder or any of its Affiliates or Representatives to bring a claim in respect of Actual Fraud.

Section 10.9 Notification of Certain Matters. From the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with Article XII, each of Acquiror, the Companies and the Holder Representatives shall give prompt notice to the other parties if Acquiror or any of its Subsidiaries or any member of the applicable Company Group or any SIM Seller, as applicable, (i) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by Acquiror or any of its Subsidiaries, such member of a Company Group or such SIM Seller hereunder in any material respect, (ii) receives any written notice or other communication from any third Person (including any Governmental Authority) alleging (A) that the consent, approval, waiver or filing of such third Person is or may be required in connection with the Transactions or (B) any material non-compliance with any material Law by Acquiror or any of its Subsidiaries or such member of the applicable Company Group or such SIM Seller, as applicable, (iii) receives any written notice or other written communication from any Governmental Authority in connection with the Transactions, (iv) to the Knowledge of Panavision, Acquiror or SIM (without, for the avoidance of doubt, any duty of inquiry), as applicable, any fact or circumstance has occurred or not occurred that would reasonably be expected to cause or result in any of the conditions set forth in Article XI not being satisfied or the satisfaction of those conditions being materially delayed, or (v) to the Knowledge of Panavision, Acquiror or SIM (without, for the avoidance of doubt, any duty of inquiry), as applicable, any Action is commenced or threatened in writing against (A) in the case of the Company Groups, any member of the applicable Company Group with respect to the Transactions, (B) in the case of SIM or the SIM Holder Representative, any SIM Seller with respect to the Transactions, (C) in the case of Acquiror, Acquiror or any of its Affiliates (including Sponsor) or (D) any of the directors, managers or officers, in his, her or its capacity as such, of any member of the applicable Company Group or Acquiror or any of its Subsidiaries, as applicable, with respect to the Transactions. No such notice shall constitute an acknowledgment or admission by the party providing the notice regarding whether any of the conditions to the Closing have or have not been satisfied or in determining whether any of the representations, warranties or covenants contained in this Agreement have been breached or otherwise affect or limit any of the party’s respective rights, remedies or obligations hereunder, unless and to the extent that any such conditions to the Closing have or have not been actually satisfied or any such representations, warranties or covenants have actually been breached.

ARTICLE XI

CONDITIONS TO OBLIGATIONS

Section 11.1 Conditions to the Obligations of Each Party. The obligations of each party to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (to the extent permitted by applicable Law) in writing by all of such parties:

(a) Acquiror Extension Approval. The Acquiror Extension Approval shall have been obtained on or prior to September 21, 2018.

(b) Acquiror Shareholder Approval. The Acquiror Shareholder Approval shall have been obtained.

(c) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(d) Antitrust Waiting Periods and Other Approvals. (i) All waiting periods (and any extensions thereof) under the HSR Act applicable to the Transactions shall have expired or been terminated, and (ii) the Investment Canada Act Approval shall have been obtained.

(e) No Injunctions or Restraints. There shall not be in force or pending or threatened by any Antitrust Authority or other Governmental Authority any applicable Law (including any Governmental Order) or other legal restraint or prohibition enjoining or prohibiting the consummation of the Transactions or that otherwise makes the consummation of the Transactions illegal.

(f) Simultaneous Transactions. The Purchase and the Merger shall have been consummated substantially simultaneously pursuant to the terms of this Agreement.

(g) PIPE Investment. The PIPE Investment shall have been consummated or will be consummated concurrently with the Closing in accordance with the terms set forth in the PIPE Documents.

(h) Debt Financing. The Debt Financing shall have been consummated or will be consummated concurrently with the Closing in accordance with the terms set forth in the Debt Commitment Letters or, if applicable, the Alternative Financing shall have been consummated or will be consummated concurrently with the Closing.

(i) Nasdaq Listing. The Acquiror Common Shares (including the Contingent Shares) to be issued in connection with the Transactions shall have been conditionally approved for listing on Nasdaq, subject to official notice from Nasdaq of such issuance with respect to Acquiror’s post-combination listing.

(j) Net Tangible Assets. Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the Closing.

Section 11.2 Conditions to the Obligations of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub. The obligations of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may (subject to the second sentence of Section 14.2) be waived (to the extent permitted by applicable Law) in writing by Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub:

(a) Representations and Warranties. (i) Each of the representations and warranties of (A) Panavision contained in Section 4.1 (Corporate Organization), Section 4.2 (Subsidiaries), Section 4.3 (Due Authorization), Section 4.5 (Governmental Authorities; Consents), Sections 4.6(a) through (d) (Capitalization of Panavision), Section 4.7 (Capitalization of Subsidiaries) and Section 4.16 (Brokers’ Fees), (B) SIM contained in Section 5.1 (Corporate Organization), Section 5.2 (Subsidiaries), Section 5.3 (Due Authorization), Section 5.5 (Governmental Authorities; Consents), Section 5.6 (Capitalization of SIM), Section 5.7 (Capitalization of Subsidiaries) and Section 5.16 (Brokers’ Fees) and (C) the SIM Sellers contained in Section 6.1 (Corporate Organization), Section 6.2 (Due Authorization), Section 6.4 (Governmental Authorities; Consents), Section 6.5 (Ownership) and Section 6.9 (Brokers’ Fees) (collectively, the “Company Fundamental Representations”) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect, Panavision Material Adverse Effect, SIM Material Adverse Effect or any similar qualification or exception) shall be true and correct in all material respects, except for (x) the representations and warranties contained in Section 4.6(a) through (c) (Capitalization of Panavision) and Section 4.7(a) and (b) (Capitalization of Subsidiaries), which shall be true and correct in all respects (subject to de minimis inaccuracies or omissions), and (y) Section 5.6(a) through (c) (Capitalization of SIM) and Section 5.7(a) and (b) (Capitalization of Subsidiaries), which shall be true and correct in all respects, in each case, as of the Closing Date, as if made anew at and as of that time, except with respect to such representations and warranties that speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, and (ii) each of the representations and warranties of the Companies and the SIM Sellers contained in this Agreement other than the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect, Panavision Material Adverse Effect, SIM Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, as if made anew at and as of that time, except with respect to such representations and warranties that speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in the case of this clause (ii), inaccuracies or omissions that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Panavision Material Adverse Effect or a SIM Material Adverse Effect, as applicable.

(b) Performance. Each of the covenants and agreements of the Companies and the SIM Sellers required by this Agreement to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) Closing Certificates. (i) Each of the Companies shall have delivered to Acquiror a certificate signed by an officer of such Company, dated as of the Closing Date, certifying that, to the actual knowledge and belief of such officer, the conditions specified in Section 11.2(a) and Section 11.2(b) applicable to such Company have been satisfied and (ii) the SIM Holder Representative shall have delivered to Acquiror a certificate signed by the SIM Holder Representative, dated as of the Closing Date, certifying, on behalf of the SIM Sellers, that the conditions specified in Section 11.2(a) and Section 11.2(b) applicable to the SIM Sellers have been satisfied.

(d) Secretary’s Certificates. Each of the Companies shall have delivered to Acquiror a certificate signed by the Secretary or Assistant Secretary (or equivalent officer) of such Company, dated as of the Closing Date, certifying (i) that attached thereto are true, correct and complete copies of all resolutions adopted by the board of directors (or equivalent governing body) thereof authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements to which such Company is a party and the consummation of the Transactions, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the Transactions, (ii) that attached thereto are true, correct and complete copies of such Company’s governing documents, as in effect immediately prior to the Closing, and (iii) the names and signatures of the officers of such Company authorized to sign this Agreement and the Ancillary Agreements to which such Company is a party.

(e) No Material Adverse Effect. From the date of this Agreement through the Closing Date, there shall not have been any Panavision Material Adverse Effect or SIM Material Adverse Effect.

(f) Third-Party Consents. Each of the Companies shall have obtained the consents and approvals set forth in Section 11.2(f) of the Panavision Disclosure Letter or of the SIM Disclosure Letter, as applicable.

(g) Delivery of Financial Statements and Pro Forma Financial Information. Each of the Companies shall have delivered to Acquiror the financial statements and other financial information required to be delivered pursuant to Section 8.7.

(h) Termination of Affiliate Transactions. Each of the applicable Panavision Related Party Contracts and the SIM Related Party Contracts shall have been terminated or will be terminated effective as of the Closing in accordance with Section 10.6(a).

(i) Registration Rights Agreement. The Registration Rights Agreement shall have been duly executed by the Principal Panavision Holders.

(j) R&W Policies. The R&W Policies shall have been obtained and are in full force and effect.

(k) Lock-Up Agreements. The Lock-Up Agreements shall have been duly executed by the Principal Panavision Holders and the Principal SIM Holders.

(l) [Intentionally omitted].

(m) Termination of Panavision Stockholders’ Agreement. The Panavision Stockholders’ Agreement shall have been terminated in a form reasonably satisfactory to Acquiror.

(n) Escrow Agreements. The Escrow Agreements shall have been duly executed by the Companies, the Holder Representatives and the Escrow Agent.

(o) Panavision Stockholder Consent; Panavision Drag-Along Notice. Panavision shall have delivered to Acquiror the Panavision Stockholder Consent and, if requested by Acquiror pursuant to Section 8.8(b), the Panavision Drag-Along Notice.

(p) Dragged SIM Holders. The Dragging SIM Holders shall have delivered to Acquiror the SIM Compulsory Sale Notice in accordance with Section 8.10 and a Joinder Agreement shall have been duly executed by each of the Dragged SIM Holders (whether directly or by a Power of Attorney).

(q) Resignations. Each of the Companies shall have delivered to Acquiror the written resignation of each officer and director of such Company and, if requested by Acquiror, any Subsidiaries of such Company, in each case, to be effective as of the Closing Date and to the extent necessary, in the case of Panavision and SIM, for the directors and officers of Panavision and SIM to be composed of the Persons set forth on Schedule II and Schedule III, other than those set forth in Section 11.2(q) of the Panavision Disclosure Letter or of the SIM Disclosure Letter, as applicable.

(r) Payoff Letters. Each of the Companies shall have delivered to Acquiror executed customary payoff letters (the “Payoff Letters”) reasonably satisfactory to Acquiror from each lender, creditor, noteholder or other counterparty (or an agent on behalf of such lender, creditor, noteholder or other counterparty) to which the Indebtedness that is set forth in Section 11.2(r) of the Panavision Disclosure Letter or of the SIM Disclosure Letter, as applicable, is owing, drafts of which Payoff Letters shall be delivered to Acquiror not less than two (2) Business Days prior to the Closing and which Payoff Letters shall, in each case, set forth the amounts required to repay such Indebtedness in full on the Closing Date (the “Payoff Amount”), together with wire transfer or other payment instructions.

(s) Good Standing Certificates. Each of the Companies shall have delivered to Acquiror a good standing certificate (or its equivalent) for such Company from the applicable Governmental Authority of its jurisdiction of incorporation or formation, as applicable, as of a recent date (which date shall be no more than five (5) Business Days prior to the Closing Date).

(t) Principal Holder Releases. The Principal Holder Releases shall have been duly executed by the Principal Panavision Holders and the Principal SIM Holders.

(u) Share Certificates. In the case of the Purchase, the SIM Sellers shall have delivered to the Exchange Agent, SIM Certificates representing all of the SIM Shares, free and clear of all Liens (other than Liens arising under applicable securities Laws, Liens of the type described in clause (h) of the definition of “Permitted Liens,” Liens arising under any of the Ancillary Agreements or those restrictions on transfer contained in the governing documents of SIM), duly endorsed in blank or accompanied by stock powers or any other proper instrument of assignment in proper form for transfer.

(v) No SIM Debt Exercise of Remedies. No SIM Debt Exercise of Remedies shall have occurred.

(w) [Intentionally omitted].

(x) Closing Panavision Audited Financial Statements. The Closing Panavision Audited Financial Statements shall have been delivered by Panavision pursuant to Section 8.7 and shall not differ in any material respect from the Panavision Draft Audited Financial Statements.

Section 11.3 Conditions to the Obligations of the Companies and the SIM Sellers. The obligation of the Companies and the SIM Sellers to consummate the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived (to the extent permitted by applicable Law) in writing by the Companies and the Holder Representatives:

(a) Representations and Warranties. (i) Each of the representations and warranties of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub contained in Section 7.1 (Corporate Organization), Section 7.2 (Due Authorization), Section 7.7 (Governmental Authorities; Consents), Section 7.14 (Capitalization of Acquiror) and Section 7.16 (Brokers’ Fees) (the “Acquiror Fundamental Representations”) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Acquiror Material Adverse Effect or any similar qualification or exception) shall be true and correct in all material respects, except for Section 7.14(a) and (d), which shall be true and correct in all respects (subject to de minimis inaccuracies or omissions), in each case, as of the Closing Date, as if made anew at and as of that time, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, and (ii) each of the representations and warranties of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub contained in this Agreement other than the Acquiror Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Acquiror Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, as if made anew at and as of that time, except with respect to such representations and warranties that speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in the case of this clause (ii), inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.

(b) Performance. Each of the covenants and agreements of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub required by this Agreement to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) Closing Certificate. Acquiror shall have delivered to the Companies and the Holder Representatives a certificate signed by an officer of Acquiror, dated as of the Closing Date, certifying that, to the actual knowledge and belief of such officer, the conditions specified in Section 11.3(a) and Section 11.3(b) have been satisfied.

(d) Secretary’s Certificate. Acquiror shall have delivered to the Companies and the Holder Representatives a certificate signed by the Secretary or Assistant Secretary (or equivalent officer) of Acquiror, dated as of the Closing Date, certifying (i) that attached thereto are true, correct and complete copies of all resolutions adopted by the Acquiror Board authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements to which Acquiror is a party and the consummation of the Transactions, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the Transactions, (ii) that attached thereto are true, correct and complete copies of the Acquiror Governing Documents, as in effect immediately prior to the Closing, and (iii) the names and signatures of the officers of Acquiror authorized to sign this Agreement and the other Ancillary Agreements.

(e) Termination of Affiliate Transactions. Each of the applicable Acquiror Related Party Contracts shall have been terminated in accordance with Section 10.6(b).

(f) Acquiror Governing Documents. The Acquiror Governing Documents shall have been amended and restated in their entirety in substantially the forms attached hereto as Exhibit E-1 and Exhibit E-2.

(g) Lock-Up Agreements. A Lock-Up Agreement shall have been duly executed by Sponsor.

(h) Escrow Agreements. The Escrow Agreements shall have been duly executed by Acquiror, Panavision Acquisition Sub, SIM Acquisition Sub and the Escrow Agent.

(i) Sponsor Funding of PIPE Investment. Sponsor and its Affiliates shall have funded at least $30,000,000 of the PIPE Investment.

(j) Good Standing Certificates. Acquiror shall have delivered to the Companies a good standing certificate (or its equivalent) for Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub from the applicable Governmental Authority of its jurisdiction of incorporation or formation, as applicable, as of a recent date (which date shall be no more than five (5) Business Days prior to the Closing Date).

(k) Acquiror Transaction Expenses. The fees and expenses payable by Acquiror or from Available Acquiror Cash or Cash and Cash Equivalents of any Company Group on the Closing Date to the advisors set forth on Schedule VII engaged by Acquiror or any of its Affiliates (including Sponsor) in connection with the Transactions shall not be in an amount greater than the amount set forth in Schedule VII.

(l) Principal Holder Releases. The Principal Holder Releases shall have been duly executed by Sponsor and Acquiror.

Section 11.4 Conditions to the Obligations of Panavision. The obligation of Panavision to consummate the Merger is subject to the satisfaction of the following additional condition, which may be waived (to the extent permitted by applicable Law) in writing by Panavision and the Panavision Holder Representative:

(a) Contribution Agreement. The Contribution Agreement shall have been duly executed by Acquiror and the Class F Holders (including Sponsor) and the transactions contemplated thereby shall have occurred or shall occur contemporaneously with the Closing.

(b) Registration Rights Agreement. The Registration Rights Agreement shall have been duly executed by Acquiror.

(c) Board and Committee Appointments. The members of the Acquiror Board, and any committees thereof, in each case as determined in accordance with Section 9.7 and the Director Composition and Standstill Agreement, shall have been approved and appointed to their respective position(s) (including any role as chairman as determined in accordance with Section 9.7 and the Director Composition and Standstill Agreement), and Acquiror shall have offered to each of the Panavision-Designated Directors the opportunity to enter into an agreement for indemnification, effective as of the Effective Time, substantially in the form of Exhibit G.

(d) No SIM Debt Exercise of Remedies. No SIM Debt Exercise of Remedies shall have occurred.

(e) Available Acquiror Cash. (i) The Available Acquiror Cash shall be no less than $125,000,000, and (ii) Acquiror shall deliver at the Closing to its balance sheet an amount equal to the excess of, if any, (A) $25,000,000 of the aggregate proceeds from the PIPE Investment, over (B) the amount used for purposes of satisfying Acquiror Share Redemptions.

(f) Amount of Acquiror Share Redemptions. There shall have been Acquiror Share Redemptions totaling no more than 50% of the Acquiror Common Shares held by the Pre-Closing Acquiror Holders.

(g) Funding of Acquiror Share Redemptions. No more than $25,000,000 of the proceeds from the PIPE Investment shall have been used for purposes of satisfying the Acquiror Share Redemptions.

Section 11.5 Frustration of Closing Conditions. Notwithstanding anything in this Article XI or this Agreement to the contrary, none of the parties may rely on the failure of any conditions set forth in this Article XI to be satisfied if such failure was proximately caused by such by party’s failure to comply with its covenants, agreements or obligations under this Agreement.

ARTICLE XII

TERMINATION/EFFECTIVENESS

Section 12.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:

(a) by mutual written consent of Acquiror, the Companies and the Holder Representatives;

(b) by written notice to the other parties from any of Acquiror, the Companies or the Holder Representatives, if there shall be put in force any applicable Law (including any Governmental Order) or other legal restraint or prohibition permanently enjoining or prohibiting the consummation of the Transactions or that otherwise makes the consummation of the Transactions illegal;

(c) (i) by written notice to the other parties from any of Acquiror, the Companies or the Holder Representatives, if the Acquiror Extension Approval shall have not been obtained on or prior to September 21, 2018 by reason of the failure to obtain the required vote at the Acquiror Extension Shareholders’ Meeting, or (ii) by written notice to the other parties from any of the Companies or the Holder Representatives, if the Acquiror Extension Approval shall not have been obtained on or prior to September 21, 2018 for any other reason;

(d) by written notice to the other parties from any of Acquiror, the Companies or the Holder Representatives, if the Acquiror Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof prior to the earlier of March 31, 2019 and the Acquiror SPAC End Date;

(e) by written notice to the Companies and the Holder Representatives from Acquiror, if (i) there is any breach of any of the representations, warranties, covenants or agreements on the part of any of the Companies or, in the case of the Purchase, the SIM Sellers set forth in this Agreement, such that the conditions specified in Section 11.2(a) or Section 11.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the applicable Company or, in the case of the Purchase, the SIM Sellers through the exercise of his, her or its reasonable best efforts, then, for a period of up to twenty (20) days after receipt by the Companies and the Holder Representatives of written notice from Acquiror of such breach (or such shorter period as remains between the date Acquiror provides written notice and the End Date), but only as long as the applicable Company or, in the case of the Purchase, the SIM Sellers continue to use their respective reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the earlier of the end of the Company Cure Period and the End Date, (ii) the Closing has not occurred on or before the earlier of March 31, 2019 and the Acquiror SPAC End Date (the “End Date”), or (iii) either the Panavision Stockholder Consent or the SIM Compulsory Sale Notice has not been received by Acquiror by 5:00 p.m. (Pacific Time) on the fifth (5th) Business Day following the execution and delivery of this Agreement (such date and time, the “Stockholder Delivery Time”); provided, however, that (A) Acquiror shall not (x) be entitled to terminate this Agreement pursuant to clause (i) of this Section 12.1(e) if Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub is then in breach of this Agreement so as to prevent the conditions set forth in Section 11.3(a) or Section 11.3(b) from being satisfied at the Closing, (y) be entitled to terminate this Agreement pursuant to clause (ii) of this Section 12.1(e) if Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub shall have breached in any material respect any of its covenants, agreements or obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Transactions on or before the End Date, and (B) Acquiror shall (x) only be entitled to terminate this Agreement pursuant to clause (iii) of this Section 12.1(e) on or prior to 5:00 p.m. (Pacific Time) on the fifth (5th) Business Day following the Stockholder Delivery Time and (y) not be entitled to terminate this Agreement pursuant to clause (iii) of this Section 12.1(e) if the Panavision Stockholders’ Consent or the SIM Compulsory Sale Notice (or both), as applicable, has been obtained after the Stockholder Delivery Time and at the time of delivery Acquiror has not given written notice of termination pursuant to the preceding clause (x);

(f) by written notice to Acquiror from any of the Companies or the Holder Representatives, if (i) there is any breach of any of the representations, warranties, covenants or agreements on the part of Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub set forth in this Agreement, such that the conditions specified in Section 11.3(a) and Section 11.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to twenty (20) days after receipt by Acquiror of notice from any of the Companies or the Holder Representatives of such breach (or such shorter period as remains between the date Acquiror provides written notice and the End Date), but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the earlier of the end of the Acquiror Cure Period and the End Date, (ii) the Transactions shall not have been consummated on the second (2nd) Business Day (the “Notification Date”) after all of the conditions set forth in Article XI (other than conditions that by their nature are to be satisfied at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived or (iii) the Closing has not occurred on or before the End Date (as may be extended as provided in Section 12.1(e)); provided, that none of the Companies or the Holder Representatives shall (x) be entitled to terminate this Agreement pursuant to clause (i) of this Section 12.1(f) if (1) in the case of Panavision or the Panavision Holder Representative, any of Panavision or the Panavision Holder Representative or (2) in the case of SIM or the SIM Holder Representative, any of SIM, the SIM Sellers or the SIM Holder Representative is then in breach of this Agreement so as to prevent the conditions set forth in Section 11.3(a) or Section 11.3(b) from being satisfied at the Closing, (y) be entitled to terminate this Agreement pursuant to clause (ii) of this Section 12.1(f) unless (A) such party gives Acquiror prior written notice of such proposed termination on or following the Notification Date and (B) the Transactions are not consummated on or prior to the day that is two (2) Business Days following the date of delivery of such notice or (z) be entitled to terminate this Agreement pursuant to clause (iii) of this Section 12.1(f) if (1) in the case of Panavision or the Panavision Holder Representative, any of Panavision or the Panavision Holder Representative or (2) in the case of SIM or the SIM Holder Representative, any of SIM, the SIM Sellers or the SIM Holder Representative shall have breached in any material respect any of its covenants, agreements or obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Transactions on or before the End Date;

(g) by written notice to the other parties by Panavision or the Panavision Holder Representative, if Acquiror has any right to terminate this Agreement in respect of the Purchase pursuant to this Section 12.1;

(h) by written notice to the other parties by Acquiror, Panavision or the Panavision Holder Representative, if there has occurred a SIM Debt Exercise of Remedies;

(i) by written notice to the other parties by Panavision or the Panavision Holder Representative, if the Pre-Closing Acquiror Holders have elected for Acquiror Share Redemptions in respect of 50% or more of the Acquiror Common Shares held by the Pre-Closing Acquiror Holders at any determination time; or

(j) by written notice to the other parties by Acquiror, Panavision or the Panavision Holder Representative if SIM has not obtained an effective SIM Credit Agreement Amendment on the terms required by Section 8.15(c) on or prior to September 30, 2018.

Section 12.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 12.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its or their Affiliates, Representatives, stockholders, equityholders, members or partners, except that the provisions of this Section 12.2, Article XIII, Article XIV, the Panavision Confidentiality Agreement, the SIM Confidentiality Agreement and the Companies Confidentiality Agreement (including with respect to the return of any confidential information in accordance with the terms thereof) shall survive any termination of this Agreement in accordance with their terms.

ARTICLE XIII

HOLDER REPRESENTATIVES; SPONSOR-DESIGNATED DIRECTORS

Section 13.1 Holder Representatives.

(a) Designation of Holder Representatives.

(i) The parties have agreed that it is desirable to designate a representative to act on behalf of (A) the Panavision Holders (the “Panavision Holder Representative”) and (B) the SIM Sellers (the “SIM Holder Representative” and, together with the Panavision Holder Representative, the “Holder Representatives”).

(ii) Panavision and, by approving this Agreement (whether by vote, by execution of a Letter of Transmittal or by receipt of any portion of the Merger Consideration), the Panavision Holders hereby appoint Cerberus PV Representative, LLC as the representative, agent and attorney-in-fact of the Panavision Holders with full powers of substitution to act in the name, place and stead of the Panavision Holders with respect to the performance on behalf of the Panavision Holders under the terms and provisions of this Agreement and the Ancillary Agreements, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of the Panavision Holders as the Panavision Holder Representative deems necessary or appropriate without inquiry of and without additional approval from the Panavision Holders in connection with any of the Transactions, including those authorities identified in Section 13.1(c).

(iii) SIM, the SIM Sellers and, upon the delivery of the SIM Compulsory Sale Notice by the Dragging SIM Holders and the execution of a Joinder Agreement by each of the Dragged SIM Holders (whether directly or by a Power of Attorney), in each case, pursuant to Section 11.2(p), or by approving this Agreement (including by receipt of any portion of the SIM Purchase Price), the other SIM Sellers hereby appoint Granite Film and Television Equipment Rentals Inc. as the representative, agent and attorney-in-fact of all of the SIM Sellers with full powers of substitution to act in the name, place and stead of the SIM Sellers with respect to the performance on behalf of the SIM Sellers under the terms and provisions of this Agreement and the Ancillary Agreements, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of the SIM Sellers as the SIM Holder Representative deems necessary or appropriate without inquiry of and without additional approval from the SIM Sellers in connection with any of the Transactions, including those authorities identified in Section 13.1(c).

(iv) Each grant of authority in this Section 13.1(a) (including the appointment of agency and this power of attorney) (i) shall be deemed to be facts ascertainable outside of this Agreement and shall be binding on the applicable Pre-Closing Company Holders, (ii) is coupled with an interest and will be irrevocable and will not be terminated by any of the applicable Pre-Closing Company Holders or by operation of Law, whether by the death, incompetence, bankruptcy, liquidation or incapacity of such Pre-Closing Company Holder or the occurrence of any other event, and any action taken by the applicable Holder Representative will be as valid as if such death, incompetence, bankruptcy, liquidation, incapacity or other event had not occurred, regardless of whether or not such Pre-Closing Company Holder or such Holder Representative will have received any notice thereof and shall be binding on any successor thereto.

(b) Replacement of Holder Representatives. Each of the Holder Representatives may resign at any time and may be removed (i) in the case of the Panavision Holder Representative, by the vote of Persons who collectively owned, on the Business Day prior to the Closing Date, more than fifty percent (50%) of the Aggregate Fully Diluted Shares of Panavision Common Stock or (ii) in the case of the SIM Holder Representative, by the vote of Persons who collectively owned, on the Business Day prior to the Closing Date, more than fifty percent (50%) of the Aggregate Fully Diluted Shares of SIM Capital Stock (as applicable, the “Majority Holders”). In the event that a Holder Representative resigns or is removed in accordance herewith, a new Holder Representative shall be appointed by a vote of the applicable Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Holder Representative.

(c) Authority and Rights of Holder Representatives. The Holder Representatives shall have such powers and authority (on behalf of the Pre-Closing Company Holders) as are granted in this Section 13.1; provided, however, that the Holder Representatives shall have no obligation to act on behalf of the applicable Pre-Closing Company Holders, except as expressly provided herein. Without limiting the generality of the foregoing, each of the Holder Representatives shall have full power, authority and discretion, for and on behalf of the applicable Pre-Closing Company Holders:

(i) from and after the Closing, to negotiate and enter into amendments to this Agreement and the Ancillary Agreements;

(ii) to execute and deliver such waivers and consents in connection with this Agreement and any Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby as such Holder Representative, in its sole discretion, may deem necessary or desirable;

(iii) to agree to, dispute, negotiate, compromise, settle and take other actions as may be necessary or desirable in respect of any matters contemplated by this Agreement or the Ancillary Agreements, including in connection with the final calculation and determination of Closing Date NWC, Closing Date Indebtedness, Closing Date Cash, Closing Date Unpaid Transaction Expenses or Final Capex Shortfall (in the case of the SIM Holder Representative) and any resulting Panavision Adjustment Amount or SIM Adjustment Amount, as applicable, as contemplated in Section 3.10, and the calculation of the Acquiror Cash Amount pursuant to Section 3.4(c) (in the case of the Panavision Holder Representative);

(iv) to deduct or hold back any funds that may be payable to any applicable Pre-Closing Company Holder pursuant to the terms of this Agreement or the Ancillary Agreements in order to pay any amount that may be payable by such Pre-Closing Company Holder to such Holder Representative under the terms of this Section 13.1;

(v) to give and receive all notices and communications and to receive and accept service of legal process in connection with any Action arising under this Agreement or the Ancillary Agreements;

(vi) to disburse funds to third parties for expenses and liabilities;

(vii) to engage, employ and obtain the advice of legal counsel, accountants and other professional advisors and rely on their advice and counsel, and to incur and pay fees and expenses of such advisors on behalf of the applicable Pre-Closing Company Holders;

(viii) as the Holder Representative, to enforce and protect the rights and interests of the Pre-Closing Company Holders (including the Holder Representative, in its capacity as a Pre-Closing Company Holder) and to enforce and protect the rights and interests of the Holder Representative arising out of or under or in any manner relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, and to take any and all actions which the Holder Representative believes are necessary or appropriate under this Agreement or any Ancillary Agreements for and on behalf of the Pre-Closing Company Holders;

(ix) to refrain from enforcing any right of any Pre-Closing Company Holder or such Holder Representative arising out of or under or in any manner relating to this Agreement or any Ancillary Agreement; provided, however, that no such failure to act on the part of such Holder Representative, except as otherwise provided in this Agreement or in any Ancillary Agreement, shall be deemed a waiver of any such right or interest by such Holder Representative or by such Pre-Closing Company Holder unless such waiver is in writing signed by the waiving party or by such Holder Representative;

(x) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that such Holder Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement and all Ancillary Agreements;

(xi) to manage any escrow account established to cover such Holder Representative’s costs and expenses;

(xii) to take or refrain from taking all actions necessary or appropriate on behalf of the applicable Pre-Closing Company Holders in the sole judgment of such Holder Representative for the accomplishment of the foregoing or required or permitted by the terms of this Agreement or the Ancillary Agreements; and

(xiii) to do each and every act and exercise any and all rights that any or all of the applicable Pre-Closing Company Holders are permitted or required to do or exercise under this Agreement or the Ancillary Agreements.

(d) Limitations on Liability and Expenses. Neither of the Holder Representatives shall have any liability to Acquiror, Panavision Acquisition Sub, SIM Acquisition Sub, the Companies, the Pre-Closing Company Holders or any other holder of Panavision Common Stock (including Panavision Restricted Stock), Panavision Options, SIM Common Stock or SIM Options, as applicable, with respect to actions taken or omitted to be taken in its capacity as a Holder Representative (except for those arising out of such Holder Representative’s gross negligence, willful breach or willful misconduct). The Panavision Holders and the SIM Sellers shall indemnify, defend and hold harmless the Panavision Holder Representative or the SIM Holder Representative, as applicable, from and against any loss, liability, damage, claim, costs, fees or expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) arising out of or in connection with any Action or in connection with any appeal thereof, relating to the acts or omissions of the applicable Holder Representative under this Agreement or any Ancillary Agreement, or otherwise in its capacity as the applicable Holder Representative, except in the event of any Action which finally adjudicates the liability of the applicable Holder Representative for its gross negligence, willful breach or willful misconduct, and the Panavision Holders or the SIM Sellers, as applicable, shall, to the extent such costs are not covered by the Panavision Holder Representative Expense Amount or the SIM Holder Representative Expense Amount, as applicable, in accordance with their respective pre-closing equity ownership of the Companies, advance and reimburse costs, fees and expenses, in each case arising out of or in connection with the performance of the Panavision Holder Representative or the SIM Holder Representative, as applicable, of its duties in accordance with the terms of this Agreement. A decision, act, consent or instruction of either of the Holder Representatives shall constitute a decision of all of the applicable Pre-Closing Company Holders and shall be final, binding and conclusive upon each such Pre-Closing Company Holder. Each of the Holder Representatives shall at all times be entitled to rely on any directions, acts, consents, waivers or instructions received from the applicable Pre-Closing Company Holders and shall act in accordance with such instructions. In no event will either of the Holder Representatives be required (absent its specific agreement to do so, in its sole discretion), to the extent such costs are not covered by the Panavision Holder Representative Expense Amount or the SIM Holder Representative Expense

Amount, as applicable, to incur costs, expenses or fees or advance its own funds on behalf of the applicable Pre-Closing Company Holders, or in any other manner in connection with the performance of its duties as a Holder Representative. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnity set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Holder Representative under this Section 13.1. The foregoing indemnities will survive the Closing, the resignation or removal of either of the Holder Representatives or the termination of this Agreement. For the avoidance of doubt, (i) by approving this Agreement (whether by vote, by execution of a Letter of Transmittal or by receipt of any portion of the Merger Consideration), each Panavision Holder authorizes the Panavision Holder Representative to use the Panavision Holder Representative Expense Amount to satisfy costs, expenses or liabilities of the Panavision Holder Representative in connection with matters related to this Agreement or the Ancillary Agreements, with any balance of the Panavision Holder Representative Expense Amount not used for such purposes to be disbursed and paid to the Panavision Holders and the Panavision Catch-up Plan Participants in accordance with each Panavision Holder’s Fully Diluted Percentage of such proportionate amount that the Panavision Holders are entitled to and the proportionate amount that the Panavision Catch-up Plan Participants are entitled to (in each case, determined based on the amounts that the Adjusted Panavision Holder Representative Expense Amount bears to the total Panavision Holder Expense Amount and the amount of the Panavision Holder Expense Amount that the Panavision Catch-up Plan Participants are entitled to pursuant to the terms of the Catch-up Plan) at such time as the Panavision Holder Representative determines in its sole discretion that no such costs, expenses or liabilities shall become due and payable, and (ii) by approving this Agreement (whether by vote, resolution or by receipt of any portion of the SIM Purchase Price), each SIM Seller authorizes the SIM Holder Representative to use the SIM Holder Representative Expense Amount to satisfy costs, expenses or liabilities of the SIM Holder Representative in connection with matters related to this Agreement or the Ancillary Agreements, with any balance of the SIM Holder Representative Expense Amount not used for such purposes to be disbursed and paid to the SIM Sellers in accordance with each SIM Seller’s Fully Diluted Percentage of such amount at such time as the SIM Holder Representative determines in its sole discretion that no such costs, expenses or liabilities shall become due and payable.

Section 13.2 Sponsor-Designated Directors.

(a) Designation of the Sponsor-Designated Directors. From and after the Effective Time, the Sponsor-Designated Directors shall, subject to the last sentence of Section 13.2(b), serve as representatives of Acquiror to act on behalf of Acquiror to take all necessary actions, make all decisions and direct all actions of Acquiror, in each case, related to the rights and obligations of Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub (and the rights and obligations of the Pre-Closing Acquiror Holders) pursuant to this Agreement and the Ancillary Agreements; provided, that any such decisions and actions shall be taken in good faith based solely on, and will be in accordance with, the terms and conditions of this Agreement and the Ancillary Agreements. In the event of a Sponsor-Designated Director’s death, resignation, removal or refusal to serve, then, if prior to the Effective Time, the Acquiror Board or, if following the Effective Time, Sponsor shall designate another individual that is a director of the Acquiror Board as a replacement for such Sponsor-Designated Director.

(b) Authority and Rights of the Sponsor-Designated Directors. Subject to the last sentence of this Section 13.2(b), each of the Sponsor-Designated Directors shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement; provided, however, that the Sponsor-Designated Directors shall have no obligation to act on behalf of the Pre-Closing Acquiror Holders, except as expressly provided in this Agreement or in the Ancillary Agreements. Without limiting the generality of the foregoing, but subject to the last sentence of this Section 13.2(b), the Sponsor-Designated Directors shall have full power, authority and discretion, for and on behalf of the Pre-Closing Acquiror Holders, Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub to (i) negotiate and enter into amendments to this Agreement and the Ancillary Agreements and (ii) dispute, negotiate, settle and take other actions as may be required in connection with (A) the final calculation and determination of Closing Date NWC, Closing Date Indebtedness, Closing Date Cash, Closing Date Unpaid Transaction Expenses and Final Capex Shortfall, as contemplated in Section 3.10, and (B) matters arising out of or relating to this Agreement, the Ancillary Agreements and the Transactions, in each case, with respect to the Panavision Group (and, for the avoidance of doubt, the Panavision-Designated Directors shall abstain from any vote with respect to any such matter). None of the Sponsor-Designated Directors shall have any liability to Acquiror, the Companies, the Pre-Closing Company Holders, the Holder Representatives or any holder of Acquiror Common Shares or Acquiror Preferred Shares or warrants to purchase Acquiror Common Shares or Acquiror Preferred Shares, with respect to actions taken or omitted to be taken in his or her capacity as a Sponsor-Designated Director as designated hereunder (except for those arising out of such Sponsor-Designated Director’s bad faith, gross negligence, willful breach, fraud or willful misconduct, or a breach of the duty of loyalty to Acquiror or its stockholders), but without effect on such Sponsor-Designated Director’s duties to Acquiror and its shareholders in his or her capacity as a member of the Acquiror Board in matters unrelated to this Agreement, the Ancillary Agreements and the Transactions. Notwithstanding anything in this Agreement or in any Ancillary Agreement to the contrary, any matters of Acquiror or any of its Subsidiaries at or after the Effective Time related to Sponsor (or any of the other Class F Holders) under this Agreement, any Ancillary Agreement or otherwise related to the Transactions (including any of the covenants, obligations or agreements of Sponsor or any of the other Class F Holders), shall be determined by, and shall be within the exclusive authority of, the Acquiror Board (excluding the Sponsor-Designated Directors, such Acquiror Board constituency, the “Disinterested Acquiror Board”), including the exercise of any rights or remedies under or the taking of any action with respect to any of the foregoing; provided, that any such decisions and actions shall be taken in good faith based solely on, and will be in accordance with, the terms and conditions of this Agreement and the Ancillary Agreements. Any determination made by the Disinterested Acquiror Board pursuant to the immediately preceding sentence shall be approved by a majority of the Disinterested Acquiror Board and, for the avoidance of doubt, the other procedures governing the meetings and actions of the entire Acquiror Board under the Acquiror Governing Documents (including quorum, voting, notice and other similar requirements) shall apply to the Disinterested Acquiror Board, mutatis mutandis.

ARTICLE XIV

MISCELLANEOUS

Section 14.1 Survival. None of the representations, warranties, covenants and agreements contained in this Agreement or in any instrument, document or certificate delivered pursuant to this Agreement (including the Ancillary Agreements) shall survive the Effective Time, except for those covenants and agreements contained in this Agreement or in any Ancillary Agreement that by their terms contemplate performance after the Effective Time. For the avoidance of doubt, the foregoing is not intended to limit the survival periods contained in, or otherwise limit Acquiror’s right to pursue any recoveries under, the R&W Policies.

Section 14.2 Waiver. No provision of this Agreement may be waived unless such waiver is in writing and signed by the party or parties against whom such waiver is effective. Notwithstanding the foregoing or anything to the contrary in this Agreement, neither Acquiror nor SIM Acquisition Sub may (a) waive or provide consent or approval with regard to any matter requiring consent or approval pursuant to this Section 14.2 or Section 11.2 with respect to SIM, the SIM Sellers, the SIM Holder Representative or the Purchase (other than the conditions with respect to the delivery of certificates pursuant to Sections 11.2(c), (d) or (s)), or (b) waive or provide consent or approval with regard to any matter requiring consent or approval pursuant to any of the covenants, agreements or obligations of SIM, the SIM Sellers or the SIM Holder Representative or that otherwise relate to the Purchase, in each case, in Section 2.5, Sections 3.2 through 3.5, Sections 3.7 through 3.12, Section 3.14, Section 8.2, Section 8.3, Section 8.4, Section 8.5 and Section 8.7, Section 8.9(b), Sections 8.10 through 8.12, Sections 10.1 through 10.6, Section 10.8 or Section 14.6, in the case of clause (a) or (b) of this Section 14.2, without the prior written consent of Panavision and the Panavision Holder Representative (which consent shall not be unreasonably conditioned, withheld or delayed in the case of Sections 8.2 through 8.4, Section 8.11, Section 8.12, Section 10.1, Section 10.2 and Section 10.4). Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 14.3 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (x) on the date of delivery if delivered in person, (y) on the date sent by e-mail if sent on or prior to 5:00 p.m. (Pacific Time), and on the next Business Day if sent after 5:00 p.m. (Pacific Time), or (z) three (3) Business Days after deposit with an internationally recognized express courier service to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14.3):

(a)       If to Acquiror, Panavision Acquisition Sub or SIM Acquisition Sub or, after the Closing, to the Companies, to:

Saban Capital Acquisition Corp.

10100 Santa Monica Boulevard, 26th Floor

Los Angeles, CA 90067

Attention: Adam Chesnoff

                 Niveen S. Tadros, Esq.

Email:      achesnoff@sabanac.com

                 ntadros@sabanac.com

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, CA 90071

Attention: Jeffrey H. Cohen

                 David C. Eisman

E-mail:     jeffrey.cohen@skadden.com

                 david.eisman@skadden.com

including, in the case of after the Closing, to the Companies, to:

Panavision Inc.

6101 Variel Avenue

Woodland Hills, CA 91367

Attention: Kim Snyder

                 Mara Morner-Ritt, Esq.

E-mail:     kim.snyder@panavision.com

                 mara.morner-ritt@panavision.com

with copies to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Douglas Ryder, P.C.

                 Christian Nagler, P.C.

E-mail:     douglas.ryder@kirkland.com

                 cnagler@kirkland.com

(b)       If to Panavision, prior to the Closing, to:

Panavision Inc.

6101 Variel Avenue

Woodland Hills, CA 91367

Attention: Kim Snyder

                 Mara Morner-Ritt, Esq.

E-mail:     kim.snyder@panavision.com

                 mara.morner-ritt@panavision.com

with copies to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Douglas Ryder, P.C.

                 Christian Nagler, P.C.

E-mail:     douglas.ryder@kirkland.com

                 cnagler@kirkland.com

(c) If to SIM, prior to the Closing, to:

SIM Video International Inc.

c/o Granite Film and Television Equipment Rentals Inc.

20 Eglinton Avenue West

Suite 1501

Toronto, ON M4R 1K8

Attention: Douglas J. Buchanan

E-mail:     doug@granitepartners.ca

with copies to (which shall not constitute notice):

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Canada

Attention: Simon Romano

                 Michael Decicco

E-mail:     sromano@stikeman.com

                 mdecicco@stikeman.com

(c)       If to the Panavision Holder Representative, to:

Cerberus PV Representative, LLC

c/o Cerberus Capital Management, L.P.

875 Third Avenue

New York, NY 10022

Attention: Alexander Benjamin

                 Marc Millman

E-mail:     albenjamin@cerberuscapital.com

                 mmillman@cerberuscalifornia.com

with copies to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Douglas Ryder, P.C.

                 Christian Nagler, P.C.

E-mail:     douglas.ryder@kirkland.com

                 cnagler@kirkland.com

(d)       If to the SIM Holder Representative, to:

Granite Film and Television Equipment Rentals Inc.

20 Eglinton Avenue West

Suite 1501

Toronto, ON M4R 1K8

Attention: Douglas J. Buchanan

E-mail:     doug@granitepartners.ca

with copies to (which shall not constitute notice):

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Canada

Attention: Simon Romano

                 Michael Decicco

E-mail:     sromano@stikeman.com

                 mdecicco@stikeman.com

Copies delivered solely to outside counsel shall not constitute notice.

Section 14.4 Assignment. No party hereto shall assign (whether by operation of law or otherwise) this Agreement or any part hereof, or any rights or obligations hereunder, without the prior written consent of the other parties, and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 14.5 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, (a) in the event the Closing occurs, those Persons who are currently covered by the applicable Company Group’s directors’ and officers’ liability insurance policies and their respective heirs, legatees, Representatives, successors and assigns are intended third-party beneficiaries of, and may enforce, Section 8.12, and the D&O Indemnified Persons are intended third-party beneficiaries of, and may enforce, Section 9.2, (b) from and after the Effective Time, the Holder Representatives (and their successors, heirs and Representatives) shall be intended third-party beneficiaries of, and may enforce, Article II and Article III, (c) from and after the Effective Time, Sponsor shall be an intended third-party beneficiary of, and may enforce, Section 13.2, (d) the past, present and future Affiliates, Representatives, stockholders, equityholders, members and partners of any party hereto or of any party’s Affiliates, are intended third-party beneficiaries of, and may enforce, Section 14.16, (e) the Debt Financing Sources shall be express third-party beneficiaries of this Section 14.5, the last sentence of Section 14.7, Section 14.11 and Section 14.14 and (f) the Panavision Holders, the Panavision Catch-up Plan Participants and the Class F Holders shall be express third-party beneficiaries of Section 3.16(e), Section 3.16(h) and Section 3.16(i).

Section 14.6 Expenses. If the Closing shall not occur, each party hereto shall bear its own fees and expenses incurred in connection with this Agreement and the Transactions; provided, that Acquiror shall promptly reimburse Panavision, upon written request therefor, in respect of any reasonable, documented and out-of-pocket fees and expenses incurred by Panavision on behalf of Acquiror and with the prior written approval of Adam Chesnoff (including in connection with any due diligence of SIM or obtaining the Acquiror Shareholder Approval). If the Closing shall occur, (a) the Panavision Holders shall bear the Panavision Transaction Expenses, (b) the SIM Sellers shall bear the SIM Transaction Expenses and (c) Acquiror shall bear the Acquiror Transaction Expenses; provided, however, that any fees and expenses of the Auditor shall be paid in accordance with Section 3.10. Notwithstanding anything to the contrary in this Agreement, (i) Acquiror shall (upon the election by the Panavision Holder Representative in its sole discretion, it being understood and agreed that if the Panavision Holder Representative does not so elect, then Acquiror shall reimburse and pay an aggregate amount of the Panavision Transaction Expenses equal to the Panavision Expense Cap allocated between clause (A) and (B) as Acquiror determines in its sole discretion) (A) reimburse the Panavision Group at the Closing (to the extent paid by the Panavision Group at or prior to the Closing) by adding such amounts so paid to the calculation of Cash and Cash Equivalents of the Panavision Group or (B) pay, on behalf of the Panavision Group, at the Closing (to the extent unpaid by the Panavision Group at or prior to the Closing), an aggregate amount (including clauses (A) and (B)) of $1,750,000 of the Panavision Transaction Expenses (for purposes of this Section 14.6, excluding any fees and expenses in respect of financial advisors or any fees and expenses pursuant to clauses (e) or (f) of the definition of “Panavision Transaction Expenses”) (the “Panavision Expense Cap”) and (ii) Acquiror shall (upon the election by the SIM Holder Representative in its sole discretion, it being understood and agreed that if the SIM Holder Representative does not so elect, then Acquiror shall reimburse and pay an aggregate amount of the SIM Transaction Expenses equal to the SIM Expense Cap allocated between clause (A) and (B) as Acquiror determines in its sole discretion) (A) reimburse the SIM Group at the Closing (to the extent paid by the SIM Group at or prior to the Closing) by adding such amounts so paid to the calculation of Cash and Cash Equivalents of the SIM Group or (B) pay, on behalf of the SIM Group, at the Closing (to the extent unpaid by the SIM Group at or prior to the Closing), an aggregate amount (including clauses (A) and (B)) of $250,000 of the SIM Transaction Expenses

(for purposes of this Section 14.6, excluding any fees and expenses in respect of financial advisors or any fees and expenses pursuant to clauses (e), (f), (g), (h) or (i) of the definition of “SIM Transaction Expenses”) (the “SIM Expense Cap”). For the avoidance of doubt, payment by Acquiror of any Acquiror Transaction Expenses shall be made from the Available Acquiror Cash and shall not reduce the respective ownership of Acquiror Common Shares of the Panavision Holders, the Panavision Catch-up Plan Participants or the SIM Sellers following the Closing; provided, that any Acquiror Transaction Expenses in excess of $25,000,000 shall be funded by the Debt Financing.

Section 14.7 Governing Law. This Agreement, and all Actions based upon, arising out of, or related to this Agreement or the Transactions shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Notwithstanding anything to the contrary in this Agreement, any right or obligation with respect to any Debt Financing Source in connection with this Agreement or the Debt Financing (including any Alternative Financing), the commitment letter related thereto and the transactions contemplated hereby and thereby, and any Action relating thereto or arising hereunder or thereunder, shall be governed by and construed in accordance with the Laws of the State of New York.

Section 14.8 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 14.9 Disclosure Letters. The Panavision Disclosure Letter, the SIM Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Panavision Disclosure Letter, the SIM Disclosure Letter or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the applicable Disclosure Letter if the relevance of such disclosure to such other sections is reasonably apparent on the face of such disclosure. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in the Panavision Disclosure Letter, the SIM Disclosure Letter or the Acquiror Disclosure Letter, as applicable, is not intended to imply that such amounts, or higher or lower amounts, or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, item or matter not described herein or included in the Panavision Disclosure Letter, the SIM Disclosure Letter or the Acquiror Disclosure Letter, as applicable, is or is not material for purposes of this Agreement. Any capitalized term used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning given to such term in this Agreement.

Section 14.10 Entire Agreement. This Agreement (together with the Panavision Disclosure Letter, the SIM Disclosure Letter and the Acquiror Disclosure Letter), the Ancillary Agreements, the Panavision Confidentiality Agreement, the SIM Confidentiality Agreement and the Companies Confidentiality Agreement constitute the entire agreement among the parties relating to the subject matter hereof and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the subject matter hereof. No party shall be liable or bound to any other party in any manner by any representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the subject matter hereof except as expressly set forth in this Agreement, the Ancillary Agreements, the Panavision Confidentiality Agreement, the SIM Confidentiality Agreement and the Companies Confidentiality Agreement. The parties hereto hereby agree that each of the Panavision Confidentiality Agreement, the SIM Confidentiality Agreement and the Companies Confidentiality Agreement shall terminate upon the Closing.

Section 14.11 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized (including pursuant to the provisions of Article XIII) agreement in writing by, prior to the Closing, Acquiror, Panavision, SIM, the Panavision Holder Representative and the SIM Holder Representative and, after the closing, Acquiror, the Panavision Holder Representative and the SIM Holder Representative and which makes reference to this Agreement. Notwithstanding anything to the contrary herein, Section 14.5, the last sentence of Section 14.7, this Section 14.11 and Section 14.14 (and the related definitions and other provisions of this Agreement to the extent a modification or waiver thereof would serve to modify the substance or provisions of such sections) may not be amended or modified in a manner materially adverse to any Debt Financing Source without its prior written consent.

Section 14.12 Publicity.

(a) All press releases or other public communications relating to the Transactions, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror, the Companies and the Holder Representatives, which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 14.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 14.12(a).

(b) The restriction in Section 14.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that, without otherwise limiting any other obligations in this Agreement, in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other parties in advance as to its form, content and timing and shall consider, in good faith, any changes proposed by the other parties and shall accept any reasonable comments proposed by such party. For the avoidance of doubt, disclosures resulting from the parties’ efforts to obtain expiration or termination of all waiting periods under the HSR Act or Investment Canada Act Approval and to make any related filing, in each case, otherwise in accordance with this Agreement shall be deemed not to violate this Section 14.12.

Notwithstanding anything in this Section 14.12 or this Agreement to the contrary, the parties hereto agree that certain Panavision Holders are or are affiliated with private equity, hedge or similar funds and that such Panavision Holders may provide general information about the subject matter of this Agreement and the Transactions to their investors in connection with normal fund raising and related marketing or informational or reporting activities of such Persons of the kind customarily provided with respect to investments of this nature.

Section 14.13 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 14.14 Jurisdiction; Waiver of Jury Trial.

(a) Any Action based upon, arising out of or related to this Agreement or the Transactions must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or inconvenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence an Action or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 14.14. Notwithstanding anything to the contrary in this Agreement, each of the Companies, the SIM Sellers, the Panavision Holder Representative, the SIM Holder Representative, Acquiror, Panavision Acquisition Sub and SIM Acquisition Sub agrees that it will not, and in the case of the Companies will cause its Subsidiaries not to, bring or support any Action of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING OR ANY OF THE TRANSACTIONS.

Section 14.15 Enforcement. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at Law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at Law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 14.16 Non-Recourse. This Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Persons that are expressly named as parties hereto and any express guarantor of any such party’s obligations hereunder and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement or any Ancillary Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement or such Ancillary Agreement and not otherwise), no past, present or future Affiliate, Representative, stockholder, equityholder, member or partner of any party hereto or of any party’s Affiliates shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company or Acquiror under this Agreement (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement or the Transactions. Notwithstanding anything to the contrary in this Agreement, nothing herein shall limit or restrict the ability to bring a claim for Actual Fraud.

Section 14.17 Conflicts and Privilege.

(a) Acquiror, the Companies, the SIM Sellers and the Holder Representatives on behalf of the applicable Pre-Closing Company Holders hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among Acquiror, the Sponsor-Designated Directors or Sponsor, on the one hand, and the Company, the Pre-Closing Company Holders or the Holder Representatives, on the other hand, any legal counsel (including Skadden, Arps, Slate, Meagher & Flom LLP) that represented Acquiror, the Sponsor-Designated Directors or Sponsor prior to the Closing may represent the Sponsor-Designated Directors or Sponsor in such dispute even though the interests of the Sponsor-Designated Directors or Sponsor may be directly adverse to Acquiror, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for Acquiror, the Sponsor-Designated Directors or Sponsor. Acquiror, the Companies, the SIM Sellers and the Holder Representatives on behalf of the applicable Pre-Closing Company Holders further agree that, as to all legally privileged communications prior to the Closing between or among any legal counsel (including Skadden, Arps, Slate, Meagher & Flom LLP) that represented Acquiror, the Sponsor-Designated Directors or Sponsor prior to the Closing and any one or more such Persons that relate in any way to the Transactions, the attorney/client privilege and the expectation of client confidence belongs to the Sponsor-Designated Directors and may be controlled by such Sponsor-Designated Directors, and shall not pass to or be claimed or controlled by Acquiror (after giving effect to the Closing), the Companies or the Pre-Closing Company Holders; provided, that the Sponsor-Designated Directors shall not waive such attorney/client privilege other than to the extent they determine appropriate in connection with the enforcement or defense of their respective rights or obligations existing under this Agreement. Notwithstanding the foregoing, any privileged communications or information shared by the Companies or the Pre-Closing Company Holders (other than Granite) prior to the Closing with Acquiror, Sponsor or the Sponsor-Designated Directors (in any capacity) shall remain the privileged communications or information of the Surviving Corporation.

(b) Recognizing that Kirkland & Ellis LLP has acted as legal counsel to the Panavision Group, the Principal Panavision Holders, the Panavision Holder Representative and their respective Affiliates prior to the Closing, and that Kirkland & Ellis LLP intends to act as legal counsel to the Principal Panavision Holders, the Panavision Holder Representative and their respective Affiliates (which will no longer include the Panavision Group) after the Closing, Acquiror hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Kirkland & Ellis LLP representing any of the Principal Panavision Holders, the Panavision Holder Representative or their Affiliates after the Closing as such representation may relate to Acquiror, any Company Group or any of the transactions contemplated by this Agreement or any of the Ancillary Agreements.

(c) Recognizing that Stikeman Elliott LLP has acted as legal counsel to the SIM Group and Granite prior to the Closing, and that Stikeman Elliott LLP intends to act as legal counsel to Granite after the Closing, Acquiror hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Stikeman Elliott LLP representing Granite after the Closing as such representation may relate to Acquiror, any Company Group or any of the transactions contemplated by this Agreement or any of the Ancillary Agreements. Notwithstanding the foregoing, any privileged communications or information shared by Granite prior to the Closing shall remain the privileged communications or information of Granite.

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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

SABAN CAPITAL ACQUISITION CORP.

By:	/s/ Adam Chesnoff
Name: Adam Chesnoff
Title: Authorized Representative

PANAVISION ACQUISITION SUB, INC.

By:	/s/ Adam Chesnoff
Name: Adam Chesnoff
Title: Authorized Representative

SIM ACQUISITION SUB, INC.

By:	/s/ Adam Chesnoff
Name: Adam Chesnoff
Title: Authorized Representative

[Signature Page to Business Combination Agreement]

PANAVISION INC.

By:	/s/ Kimberly Snyder
Name: Kimberly Snyder
Title: President and Chief Executive
Officer

[Signature Page to Business Combination Agreement]

SIM VIDEO INTERNATIONAL INC.

By:	/s/ Douglas J. Buchanan
Title: Authorized Signatory

[Signature Page to Business Combination Agreement]

GRANITE FILM AND TELEVISION EQUIPMENT RENTALS INC., in its capacity as the SIM Holder Representative and a SIM Seller

By:	/s/ Douglas J. Buchanan
Title: Authorized Signatory

[Signature Page to Business Combination Agreement]

MEM INVESTMENTS INC.

By:	/s/ Laura McCain
Title: Authorized Signatory

[Signature Page to Business Combination Agreement]

SIM REALTY LIMITED

By:	/s/ Robert Sim
Title: Authorized Signatory

[Signature Page to Business Combination Agreement]

/s/ James Haggarty
James Haggarty

[Signature Page to Business Combination Agreement]

CERBERUS PV REPRESENTATIVE, LLC, solely in its capacity as the Panavision Holder Representative

By:	/s/ Alexander D. Benjamin
Name: Alexander D. Benjamin
Title: Secretary

[Signature Page to Business Combination Agreement]